02015941

GUANGZHOU INVESTMENT COMPANY LIMITED

RULE 12g3-2(b) EXEMPTION

FILE NO. 82-4247

SUPPL

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since August 17, 2001.

(1) Monthly reports of movement of listed securities for the months ended :

(a) August 31, 2001
(b) September 30, 2001
(c) October 31, 2001
(d) November 30, 2001
(e) December 31, 2001
(f) January 31, 2002
(g) February 28, 2002

(2) Interim Report 2001

(3) A circular dated December 31, 2001 with respect to a very substantial acquisition and connected transaction

(4) Proxy form for extraordinary general meeting held on January 17, 2002

(5) Letter dated January 28, 2002 enclosing ordinary resolution of the Company passed on January 17, 2002

II. Documents filed with The Hong Kong Companies Registry since August 2001.

(1) Notice of change of directors or secretary or in their particulars, Form D2, dated :

(a) December 5, 2001
(b) January 18, 2002
(c) February 20, 2002

(2) Notification of location of registers, Form R2, dated September 10, 2001

(3) Notification of increase in nominal capital, Form SC4, dated January 17, 2002

(4) Returns of allotments, Form SC1, dated :

(a) November 21, 2001
(b) January 2, 2002
(c) January 29, 2002

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

III. Public Announcements

(1) Announcement dated September 7, 2001

(2) Announcement dated September 10, 2001

(3) Announcement of interim results for the six months ended June 30, 2001 dated September 19, 2001

(4) Announcement of assets injection dated October 16, 2001

(5) Announcement of very substantial acquisition and connected transaction dated December 10, 2001

(6) Announcement dated December 31, 2001

(7) Announcement of results of the extraordinary general meeting regarding very substantial acquisition and connected transaction dated January 17, 2002

(8) Announcement of appointment of directors dated January 18, 2002

(1) (a)-(g)

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 10th September 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : ( )	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581		

3

02 MAR 18 AM 8: 21

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______		N/A				
2. ________ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	0			HK$95,000,000	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung
Title : Company Secretary

4

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 8th October 2001

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______________
4. Warrants : please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : (______________)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581,530		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______		N/A				
2. ________ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	0			HK$95,000,000	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung
Title : Company Secretary

6

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 1st November 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : (______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581,530		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______		N/A				
2. ________ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	0			HK$95,000,000	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung

Title : Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung
(Name of Responsible Official)

Tel No. : 2116 8020

Date : 3rd December 2001

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : (______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581,530		

9

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______		N/A				
2. ________ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	0			HK$95,000,000	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung

Title : Company Secretary

10

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung Tel No. : 2116 8020
(Name of Responsible Official)

Date : 2nd January 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :	2. Preference shares :
3. Other classes of shares :	please specify : ______
4. Warrants :	please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : ______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581,530		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______		N/A				
2. ______ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	repaid			0	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung

Title : Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GZI Transport Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 5th February 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

√1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ______________

4. Warrants : please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.1	200,000,000
Increase/(Decrease) (EGM approval date) : ( )	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.1	200,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	1,044,581,530	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	1,044,581,530		

13

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$2.408	23,500,000	0	0	0	23,500,000	0
2. Employee Share Option Scheme Exercise price : HK$0.7632	23,502,000	0	0	0	23,502,000	
3. Employee Share Option Scheme Exercise price : HK$0.9984	33,892,000	0	0	0	33,892,000	
4. Employee Share Option Scheme Exercise price : HK$0.752	13,788,000	0	0	0	13,788,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______		N/A				
2. ______ Subscription price : HK$ ______						
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2001 (not listed on any stock exchange) Convertible price : HK$2.0424	HK$95,000,000	repaid			0	

OTHER ISSUES OF SHARES *			
Rights Issue	Price : N/A	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration issue	Price :	Issue and allotment Date :	
Others (please specify)	Price :	Issue and allotment Date :	
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month		0

Remarks :

Authorised Signatory :

Name : Wong Chi Keung

Title : Company Secretary

14

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung Tel No. : 2116 8020
(Name of Responsible Official)

Date : 5th March 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______________
4. Warrants : please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,009,883,667	N/A	
Increase/(Decrease) during the month	140,000		
Balance at close of the month	4,010,023,667		

15

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,784,000	0	140,000	0	50,644,000	140,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**140,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

16

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel.: (852) 2116 8168 Fax: (852) 2598 7688

Our ref.: GICL-1272/02-BW/cl

Date : March 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel / Office of

02 MAR 18 AM 8:21

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2, one (1) copy of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since August 17, 2001.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2116 8020.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,

For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

Burnette C.K. Wong
Executive Director and Company Secretary

Encl.

A:\worddata\US-GIC02.doc

I. (2)



INTERIM



REPORT



2001

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

Contents

FINANCIAL HIGHLIGHTS

	Six months ended 30th June	
	2001	2000
	HK$'000	*HK$'000*
Turnover	**1,734,760**	1,424,583
Operating profit	**362,641**	318,668
Share of profits of associated companies and jointly controlled entities	**43,043**	66,789
Profit attributable to shareholders	**46,420**	38,175
Basic earnings per share	**1.18 cents**	0.97 cent
Fully diluted earnings per share	**1.15 cents**	0.94 cent

	30th June 2001	31st December 2000
	HK$'000	*HK$'000*
Total assets	**20,237,265**	19,604,175
Total liabilities	**13,665,332**	13,118,629
Shareholders' equity	**6,571,933**	6,485,546
Net asset per share	**HK$1.64**	HK$1.65
Gearing ratio	**38%**	36%
Interest coverage	**3.9 times**	3.4 times

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Primary and Secondary Property Markets in Guangzhou Continued to Improve

Total sales volume of the Guangzhou primary residential market in the first half of 2001 was 2.37 million sq. meters and was up by 3.5 per cent compared with same period in 2000. Average selling price was approximately Rmb4,965 per sq. meter which was up by 3.89 per cent compared with same period in 2000, and continued its gradual uptrend. Transactions in the secondary market were exceptionally active. Volume was up substantially by 100 per cent to 960,000 sq. meters and price adjusted downward by 15.9 per cent compared with same period in 2000 to an average of Rmb3,854 per sq. meter.

These figures indicated that both the primary and secondary residential markets in Guangzhou remained active as underpinned by improving affordability. The Group believes that the property market in Guangzhou has turned around and will have huge growth potential due to a low level of private home ownership, satisfactory rental yield, rising affluence and a fast growing population which is already close to 10 million.

Guangzhou office market also started to recover in the first half of 2001 after several years of consolidation. Improving economic environment has resulted in increasing demand for offices. Transaction volumes picked up by 23.96 per cent to 100,900 sq. meters in the period, which was larger than supply and has resulted in reduction of inventory. Vacancy rate has slipped by 18 per cent while price has risen by 1.6 per cent to an average of Rmb10,527 per sq. meter.

Market Positioning and Sales

The Group has accumulated a sizable land bank of approximately 800,000 sq. meters on an attributable basis in urban Guangzhou. The Group's market positioning is to concentrate on development of residential properties located in urban area such as Haizhu District and Zhujiang New Estate. The Group focuses on development of middle and mass market properties with average selling price ranging between Rmb4,000 and Rmb8,000 per sq. meter. Development of suburban residential projects and urban office projects will be selective.

The Guangzhou residential market remained active and competitive in the first half of 2001 and the Group continues to strengthen efforts in marketing. For example, monthly thematic marketing activities were organized for Galaxy City which is a high end project with intelligent management system and 24 hours distilled water supply. The gardening of green area and furnishing of show flats were speeded up. Public transport and supermarket services were organized to promote sales. Based on such efforts, 30 per cent of all units in Galaxy City was pre-sold and accounted for 56 per cent of the Group's total sales (38,447 sq. meters), which was up by about 60 per cent compared with same period in 2000. The Group ranks one of the top 20th in terms of sales volume amongst major property developers in Guangzhou.

Apart from stepping up its marketing efforts, the Group continues to reduce costs through tendering system which was extended from construction works to include sourcing of construction materials, environmental, finishing and gardening works. This tendering system has contributed to cost control and quality improvement.

The Group believes that cooperation with its local partner, Guangzhou City Construction and Development Holdings Ltd. which is one of the most reputable developers in Guangzhou, could facilitate cost reduction and brand building. Apart from location, brand name and aftersales service are the most important success factors in the property business. The Group has and will continue allocating resources in these aspects. According to a survey of customer's satisfaction, the Group achieved 95 per cent satisfaction level from the residents of Greenland Garden Phase I.

To step up development efforts, the Group increased total gross floor area of joint venture projects under construction to 603,717 sq. meters in the first half of 2001 which was up by 5.0 per cent compared with same period in 2000. In the second half of 2001, major projects to be offered for sale will include Galaxy City, Greenland Garden Phase I, Jiang Nan Estate Phase III 3-11 and Dalian Yue Xiu Plaza.

An extension of Guangzhou Metro to connect the eastern Zhu Jiang Estate and the southern Panyu suburban area is under planning and will start construction by the end of this year. Such development is most beneficial to the Group and will increase the value of its land bank located at Zhu Jiang Estate. The Guangzhou Municipal People's Government has recently tightened regulations of property market. Developers must complete two third of superstructure to qualify for preselling the properties and land premium for acquiring land in land auction must be fully paid within 24 months. The Group believes that such policies would benefit established developers with strong land and financial resources.

Guangzhou Rental Property Outperformed Hong Kong

The Group has investment properties both in Hong Kong and Guangzhou. Aggregated rental income of the Group's investment properties in Hong Kong remained steady in the first half of 2001. The Group expects the rental market in Guangzhou will continue outperforming Hong Kong in the second half of 2001.

Newsprint Business Performed Strongly

Guangzhou Paper Limited ("Guangzhou Paper") performed strongly in the first half of 2001. Owing to full operation of a new production line to increase newsprint production capacity to 290,000 tonnes per annum, Guangzhou Paper was able to satisfy the rising demand from major newspapers in Guangdong Province on time. In the first half of 2001, Guangzhou Paper sold 134,500 tonnes of newsprint which was 47.94 per cent higher than same period in 2000. Average newsprint price was higher but total production cost was reduced because prices of raw materials including recycled paper and chemical wood pulp eased in the first half of 2001. The plant has also implemented various cost control measures including reduction of water and pulp consumption. A new in-house electricity supply system mitigated cost pressure of the higher priced external electricity supply.

In the first half of 2001, the plant continued to maintain the biggest market share in the locally produced newsprint market and was ranked the top in Mainland China ("China") in terms of sales volume. Although newsprint price is expected to follow international market and ease in the second half of 2001, the Group expects the plant's full year performance will remain steady given its location in the fast growing southern China market.

Cement Sales in Guangzhou Expanded

In the first half of 2001, aggregate sales volume of cement and clinker of China Century Cement Limited ("CCC"), the cement subsidiary of the Company joint ventured with German cement group Heidelberger Zement, increased by approximately 17.6 per cent to approximately 1.2 million tonnes compared with same period in 2000 due to capacity expansion. Unit manufacturing costs of cement per tonne decreased due to bulk purchase discount on raw materials, lower fixed cost, lower off peak electricity rates and higher efficiency. These offset a lower average selling price of cement which also benefit the downstream business. In the period, sales volume of ready-mixed concrete in Guangzhou increased to 167,000 cubic meters while production cost was reduced because cement is its raw material.

With progress of construction of major infrastructure projects such as the new Guangzhou International Airport in the second half of 2001, performance of the cement business in Guangzhou is expected to remain satisfactory while the Hong Kong market will continue in consolidation due to slow down of property and government projects.

Toll Road Business Affected by Temporary Factors

As traffic volume growth was deterred by certain road maintenance works around Guangzhou City for preparing the Ninth National Games, prohibition of overloaded trucks travelling in the remote regions of Guangdong Province, and a firm oil price, GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company, experienced decline in profit attributable to shareholders of 9.1 per cent to HK$132.46 million in the first half of 2001. The Group believes that the toll road business was affected by temporary factors only and traffic volume growth will resume in 2002.

Future Strategy and Prospects

Looking ahead, the Group intends to expand business of property development in Guangzhou which will have great potential with the continuous economic development of China, particularly in Southern China. The Group's goal is to develop as a leading property developer in this region. In addition, management of other existing businesses will be strengthened to deliver satisfactory returns to shareholders. Although the external economic environment is experiencing some uncertainties, the Group believes that economic performance of China, especially Southern China, will remain relatively resilient.

FINANCIAL REVIEW

Highlights of Results

In the first half of 2001, the Group's cement and newsprint businesses both performed satisfactorily due to expansion of capacity and sales which offset lower profits from the toll road and property businesses. The toll road business was affected by temporary factors such as prohibition of access of overloaded trucks by local governments. The property business achieved higher sales area but performance was affected by changing sales mix of different priced properties.

In the first half of 2001, the Group's turnover grew to HK$1,734,760,000, representing a 22 per cent increase mainly driven by the expanding cement and newsprint businesses. Overall gross profit increased by 33 per cent to HK$641,941,000 due to decline of certain raw material prices and higher efficiency of the industrial businesses. Although selling, distribution, administrative and other operating expenses were increased due to overall expansion of the Group's businesses, profit attributable to shareholders amounting to HK$46,420,000 has increased by 22 per cent compared with the same period in 2000.

Interim Dividend

The Board of Directors has resolved not to declare any interim dividend for 2001 (2000: nil).

Liquidity and Capital Resources

The Group maintains a stable and comfortable financial position. As at 30th June 2001, the Group had bank deposits, cash and bank balances of approximately HK$1,726 million, pre-dominantly in Rmb and the balance of 46 per cent in US dollars, HK dollars and other foreign currencies.

As at 30th June 2001, the Group had bank borrowings excluding bank overdraft ("Bank Borrowings") and convertible bonds outstanding of approximately HK$3,541 million and HK$545 million respectively (collectively "Total Borrowings"). The net increase of Total Borrowings was HK$387 million compared with the last annual balance sheet date.

As at 30th June, 2001, the Bank Borrowings was mostly denominated in US dollars and HK dollars and the balance of 34 per cent in Rmb. The convertible bonds were denominated in HK dollars. The following table shows the repayment schedule of the Bank Borrowings and convertible bonds:

	Repayable within				
	one year	one to two years	two to five years	over five years	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Bank Borrowings	1,882,536	1,015,824	641,844	1,197	3,541,401
Convertible bonds	95,000	249,450	200,623	–	545,073
Total Borrowings	1,977,536	1,265,274	842,467	1,197	4,086,474

Approximately 53 per cent of the Bank Borrowings will be repayable within one year. The management is confident that Bank Borrowings will be refinanced. Approximately 17 per cent, 46 per cent and 37 per cent of the convertible bonds are redeemable in one year, one to two years and two to five years respectively. The convertible bonds redeemable in one year were issued by GZI Transport. On maturity, those bonds which have not been converted into ordinary shares of GZI Transport at a price of HK$2.0424 per share are to be repaid at their principal amount with accrued interest. All other convertible bonds redeemable in one to two years and two to five years were issued by the Company. On maturity, those bonds which have not been converted into ordinary shares of the Company at a price of HK$0.76 and HK$0.6168 per share respectively are to be repaid at 105 per cent of their principal amount with accrued interest. Approximately 41 per cent of the Bank Borrowings were secured and the rest were unsecured.

Capital Commitments and Expenditures

The Group's capital commitments were HK$1,924 million in total as at 30th June 2001. These capital commitments over the next few years are mainly for the addition of fixed assets, toll roads and properties under development; and also for the capital requirements in associated companies and jointly controlled entities.

In February 2001, the Group completed the acquisition of the remaining 49 per cent interests in Xian Expressway. This acquisition was mainly financed by a HK$170 million five-year term loan raised in 2001 and secured by the Group's interest in Xian Expressway.

Treasury Policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The management believes that the steady inflow of HK dollars, Rmb, and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term Rmb, US dollars and HK dollars borrowings, finance costs and dividend payments.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible exchange rate exposure. As a hedging strategy, the management emphasizes on mainly using Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will also be used selectively.

Capital Structure

The following table summarises the components of the Group's capital structure:

	30th June 2001		31st December 2000	
	HK$'000	%	*HK$'000*	%
Shareholders' equity	6,571,933	62	6,485,546	64
Bank Borrowings	3,541,401	33	3,117,603	30
Convertible bonds	545,073	5	581,473	6
Total Borrowings	4,086,474	38	3,699,076	36
Total capitalization	10,658,407	100	10,184,622	100

The Group continues to maintain a stable and healthy capital structure. Interest coverage was 3.9 times for the period ended 30th June 2001.

Pledge of Assets

There is no significant change in the pledge of assets since the last annual balance sheet date.

Contingent Liabilities

There was no significant change in contingent liabilities since the last annual balance sheet date to 30th June 2001. However, in August 2001, a guarantee provided by GZI Transport of Rmb1,020 million (approximately HK$953 million) was cancelled by the creditor bank, thereby releasing this particular obligation of the Group.

Employees

As at 30th June 2001, the Group had approximately 12,780 employees of which approximately 12,200 employees were primarily engaging in the management of toll roads, development of property projects and the operations of the six cement and paper factories. The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to the performance of the Group and individual employees.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 19th September 2001

OTHER INFORMATION

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

As at 30th June 2001, the interests of the Directors in the equity or debt securities of the Company and its subsidiary, GZI Transport Limited ("GZI Transport"), as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Personal Interests	Family Interests
The Company		
(Ordinary shares of HK$0.10 each)		
Mr Liu Jinxiang	360,000	–
Mr Xie Shuwen	300,000	–
Mr Liang Ningguang	200,000	60,000
Mr Cai Hanxiang	300,000	–
Mr Li Jiaqiang	150,000	–
Mr Wong Chi Keung	500,000	–
Ms Yan Yuk Fung	500,000	–
GZI Transport		
(Ordinary shares of HK$0.10 each)		
Mr Zhang Bohua *	100,000	–
Mr Xie Shuwen	240,000	–
Mr Liang Ningguang	220,000	–
Mr Yin Hui	390,000	–
Mr Wong Chi Keung	158,000	–
Ms Yan Yuk Fung	100,000	–

As at 30th June 2001, the following directors of the Company had interests recorded in the register kept under Section 29 of the SDI Ordinance being options granted under the share option schemes of (1) the Company and (2) GZI Transport to subscribe for ordinary shares in the respective companies:

(1) The Company

Name of Director	Exercise price per share HK$		Number of options: outstanding as at 1st January 2001	expired during the period (a)	exercised during the period	outstanding as at 30th June 2001
Mr Liu Jinxiang	0.5008	(c)	1,400,000	–	360,000	1,040,000 (d)
Mr Zhang Bohua*	1.0016		600,000	600,000	–	–
	0.7344	(b)	1,200,000	–	–	1,200,000
	0.5008	(c)	1,100,000	–	–	1,100,000
Mr Xie Shuwen	0.7344	(b)	1,000,000	–	–	1,000,000
	0.5008	(c)	1,000,000	–	300,000	700,000
Mr Liang Ningguang	1.0016		550,000	550,000	–	–
	0.7344	(b)	1,000,000	–	–	1,000,000
	0.5008	(c)	1,200,000	–	360,000 (e)	840,000 (f)
Mr Xiao Boyan	0.7344	(b)	1,000,000	–	–	1,000,000
	0.5008	(c)	1,000,000	–	–	1,000,000
Mr Cai Hanxiang	1.0016		550,000	550,000	–	–
	0.5008	(c)	1,000,000	–	300,000	700,000
Mr Dong Huiyan	1.0016		550,000	550,000	–	–
	0.7344	(b)	1,000,000	–	–	1,000,000
	0.5008	(c)	1,000,000	–	300,000	700,000
Mr Li Jiaqiang	0.7344	(b)	1,000,000	–	–	1,000,000
	0.5008	(c)	1,000,000	–	300,000	700,000
Mr Shi Jinling	0.5008	(c)	1,000,000	–	–	1,000,000
Mr Wong Chi Keung	0.5008	(c)	1,000,000	–	300,000	700,000
Ms Yan Yuk Fung	0.5008	(c)	800,000	–	–	800,000

Notes:

(a) The share options were expired on 5th March 2001.

(b) The share options are exercisable from the date of grant to the business day preceding 21st November 2002.

(c) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(d) These interests include options to subscribe for 200,000 shares in the Company held by his spouse.

(e) These interests include options to subscribe for 60,000 shares in the Company exercised by his spouse during the period.

(f) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(g) The consideration paid by each director of the Company for each grant of option by the Company was HK$10.

(2) GZI Transport

		Number of options		
Name of Director	Exercise price per share *HK$*	outstanding as at 1st January 2001	exercised during the period	outstanding as at 30th June 2001
Mr Liu Jinxiang	0.9984	10,000,000	324,000	9,676,000
Mr Zhang Bohua*	0.7520	900,000	270,000	630,000
Mr Xie Shuwen	0.7520	800,000	240,000	560,000
Mr Liang Ningguang	2.4080	500,000	–	500,000
	0.9984	8,670,000	270,000	8,400,000
Mr Xiao Boyan	2.4080	500,000	–	500,000
Mr Cai Hanxiang	2.4080	500,000	–	500,000
Mr Dong Huiyan	0.7520	800,000	240,000	560,000
Mr Li Jiaqiang	0.7520	450,000	134,000	316,000
Mr Shi Jinling	0.7520	450,000	–	450,000
Mr Yin Hui	2.4080	600,000**	–	600,000
	0.9984	3,610,000**	–	3,610,000
Mr Wong Chi Keung	0.7520	450,000	134,000	316,000
Ms Yan Yuk Fung	0.7520	450,000	–	450,000

The share options are exercisable at any time within the period between the first anniversary of the date of grant and the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively. The consideration paid by each director of the Company for each grant of option by GZI Transport was HK$10.

* Mr Zhang Bohua resigned as director of the Company with effect from 1st August 2001.

** *Balance as at 19th June 2001, date of appointment of Mr Yin Hui as director of the Company.*

Save as disclosed herein, none of the directors of the Company (including their spouse and children under 18 years of age) had, as at 30th June 2001, any interests in the equity or debt securities of the Company or its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Save as disclosed herein, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor has any such right been exercised by, any directors of the Company (including their spouse and children under 18 years of age) during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30th June 2001, those persons or corporations having an interest in 10 per cent or more of the issued share capital of the Company as recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance were as follows:

Substantial shareholders	Number of ordinary shares held
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu")	1,702,182,734 (a)
Excellence Enterprises Co., Ltd.	1,669,474,734 (b)
Bosworth International Limited	774,772,574 (c)
Sun Peak Enterprises Ltd.	565,683,000 (c)
Novena Pacific Limited	565,683,000 (d)

Notes:

(a) This interest represents the total number of ordinary shares of the Company held by Yue Xiu and its subsidiaries where Yue Xiu is taken to be interested in such shares under Section 8 of the SDI Ordinance.

(b) Subsidiary of Yue Xiu and its interest in the ordinary shares of the Company is duplicated in the interest of Yue Xiu.

(c) Subsidiaries of Excellence Enterprises Co., Ltd. and their interests in the ordinary shares of the Company are duplicated in the interest of Excellence Enterprises Co., Ltd.

(d) Subsidiary of Sun Peak Enterprises Ltd. and its interest in the ordinary shares of the Company is duplicated in the interest of Sun Peak Enterprises Ltd.

Save as disclosed herein, no other person is recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance as having an interest in 10 per cent or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company has not redeemed any of its shares during the six months ended 30th June 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2001 had been reviewed by the Audit Committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2001

		Unaudited	
		Six months ended 30th June	
		2001	2000
	Note	*HK$'000*	*HK$'000*
Turnover	2	1,734,760	1,424,583
Cost of sales		(1,092,819)	(943,235)
Gross profit		641,941	481,348
Other revenues		45,767	71,525
Selling and distribution expenses		(38,134)	(20,679)
Administrative expenses		(265,214)	(201,131)
Other operating expenses		(21,719)	(12,395)
Operating profit	3	362,641	318,668
Finance costs		(123,346)	(120,389)
Share of profits (losses) of			
Associated companies		52,791	66,114
Jointly controlled entities		(9,748)	675
Profit before taxation		282,338	265,068
Taxation	4	(49,295)	(44,863)
Profit after taxation		233,043	220,205
Minority interests		(186,623)	(182,030)
Profit attributable to shareholders		46,420	38,175
Earnings per share	6		
Basic		1.18 cents	0.97 cent
Fully diluted		1.15 cents	0.94 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2001 and 31st December 2000

	Note	Unaudited 30th June 2001 HK$'000	31st December 2000 HK$'000
Fixed assets	7	6,835,904	6,840,390
Goodwill	8	60,354	–
Interests in associated companies		1,699,560	1,733,634
Interests in jointly controlled entities		1,133,591	1,141,268
Investment securities and other investments		452,422	339,056
Current assets			
Properties under development		5,974,601	5,917,254
Properties held for sale		863,996	909,361
Interests in property development projects		96,139	100,300
Inventories		343,574	250,770
Due from minority shareholders		33,050	18,710
Due from related companies		11,487	–
Trade and other receivables, prepayments and deposits	9	1,006,607	1,023,057
Pledged bank deposits		171,028	217,028
Bank balances and cash		1,554,952	1,113,347
		10,055,434	9,549,827
Current liabilities			
Trade and other payables and accrued charges	10	746,793	731,958
Current portion of long-term liabilities	11	1,354,022	1,302,360
Taxation		131,030	109,210
Dividends payable to minority shareholders		22,491	15,060
Bank loans			
– secured		171,963	283,247
– unsecured		623,155	846,232
Bank overdrafts – unsecured		17,653	18,284
		3,067,107	3,306,351
Net current assets		6,988,327	6,243,476
Total assets less current liabilities		17,170,158	16,297,824
Financed by:			
Share capital	12	400,391	393,762
Share premium	13	4,888,104	4,854,723
Other reserves		25,105	25,148
Retained profits	14	1,258,333	1,211,913
Shareholders' funds		6,571,933	6,485,546
Minority interests		6,457,138	6,424,889
Long-term liabilities	11	4,126,693	3,373,912
Deferred taxation		14,394	13,477
		17,170,158	16,297,824

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2001

	Unaudited
	HK$'000
Net cash inflow from operating activities	378,443
Net cash outflow from returns on investments and servicing of finance	(1,625)
Total taxation paid	(22,341)
Net cash outflow from investing activities	(361,074)
Net cash outflow before financing	(6,597)
Net cash inflow from financing	448,833
Increase in cash and cash equivalents	442,236
Cash and cash equivalents at 1st January 2001	1,095,063
Cash and cash equivalents at 30th June 2001	1,537,299
Analysis of the balances of cash and cash equivalents:	
Bank balances and cash	1,554,952
Bank overdrafts	(17,653)
Cash and cash equivalents at 30th June 2001	1,537,299

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th June 2001

	Unaudited Six months ended 30th June 2001 HK$'000	2000 HK$'000
Net gains not recognised in the profit and loss account	–	270
Profit for the period	46,420	38,175
Total recognised gains and losses	46,420	38,445
Release of statutory reserve and exchange reserve upon disposal of a subsidiary	43	6,371
	46,463	44,816

NOTES TO CONDENSED INTERIM ACCOUNTS

1 *BASIS OF PREPARATION AND ACCOUNTING POLICIES*

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants, except that no comparatives for the cash flow statement are presented. The omission of comparatives for the cash flow statement is not in accordance with SSAP 25 which requires that comparatives for the cash flow statement be included.

The Group has, in the preparation of these condensed interim accounts, taken advantage of the transitional provision contained in Appendix 16 (37.3) to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allows the comparative figures for the cash flow statement to be omitted.

These condensed interim accounts should be read in conjunction with the 2000 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2000 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2001 and are applicable to the Group:

SSAP 26	:	Segment reporting
SSAP 30	:	Business combinations

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

(a) *SSAP 26: Segment Reporting*

In note 2 to these condensed interim accounts the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's interim financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

(b) *SSAP 30: Business Combinations*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisition occurring on or after 1st January 2001 is included in intangible assets and is generally amortised using the straight-line method over a maximum period of 20 years.

Goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised on the basis of a sinking fund calculation over the period for which the Group is granted the rights to operate the highways or bridges.

Goodwill on acquisition that occurred prior to 1st January 2001 was written off against reserves. The Group has taken advantage of the transitional provisions in SSAP 30 and such goodwill has not been retrospectively capitalised and amortised. However, any impairment arising on such goodwill is accounted for in accordance with SSAP 31, Impairment of Assets.

2 *SEGMENT INFORMATION*

The Group is principally engaged in the operation of toll roads, property sales, property rental and management, sales of newsprint and corrugated paper and sales of cement and ready-mixed concrete.

An analysis of the Group's revenue and results for the period by principal activity and market is as follows:

	Six months ended 30th June			
	Turnover		Operating profit	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Principal activities:				
Operation of toll roads	214,169	231,304	130,824	164,439
Property sales, property rental and management	331,830	366,679	89,913	95,766
Sales of newsprint and corrugated paper	661,199	393,848	130,958	54,038
Sales of cement and ready-mixed concrete	527,562	432,752	32,832	15,651
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668
Principal markets:				
Mainland China ("China")	1,430,358	1,210,545	320,081	281,083
Hong Kong	303,092	212,816	67,604	53,601
Overseas	1,310	1,222	(3,158)	(4,790)
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668

3 OPERATING PROFIT

	Six months ended 30th June 2001 *HK$'000*	2000 *HK$'000*
Operating profit is stated after crediting and charging the following:		
Crediting		
Gain on disposal of a subsidiary	–	1,857
Net exchange gain	1,938	2,085
Charging		
Interest on borrowings	123,346	120,389
Depreciation:		
Owned fixed assets	135,787	114,409
Leased fixed assets	385	499
Amortisation of other investment	2,081	6,319
Amortisation of goodwill	796	–
Loss on disposal of fixed assets	673	–

4 TAXATION

Hong Kong profits tax has been provided at the rate of 16 per cent (2000: 16 per cent) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June 2001 *HK$'000*	2000 *HK$'000*
Hong Kong profits tax	6,911	6,689
Overseas taxation	37,250	31,467
Deferred taxation	917	3,948
	45,078	42,104
Share of taxation attributable to associated companies	4,217	2,759
	49,295	44,863

5 *DIVIDENDS*

The directors do not propose the payment of an interim dividend in 2001 (2000: nil).

6 *EARNINGS PER SHARE*

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$46,420,000 (2000: HK$38,175,000) and the weighted average of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$53,638,661 (after taking into account the effect of interest on convertible bonds) (2000: HK$37,541,000) and the weighted average number of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period plus the weighted average number of 733,682,323 (2000: 36,979,049) potential dilutive ordinary shares deemed to be issued in respect of the outstanding share options and convertible bonds.

7 *FIXED ASSETS*

The movements in fixed assets are set out below:

	HK$'000
At 1st January 2001	6,840,390
Additions	142,868
Disposals	(11,182)
Depreciation	(136,172)
At 30th June 2001	6,835,904

8 *GOODWILL*

	HK$'000
Acquisition of subsidiary and associated company	61,150
Amortisation charge	(796)
At 30th June 2001	60,354

9 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

The Group has defined credit policies for different business segments and markets. Included in trade and other receivables, prepayments and deposits are trade receivables and their ageing analysis is as follows:

	30th June 2001 HK$'000	31st December 2000 HK$'000
Less than 30 days	**170,239**	298,723
31-90 days	**200,689**	201,323
Over 90 days	**178,618**	162,665
	549,546	662,711

10 TRADE AND OTHER PAYABLES AND ACCRUED CHARGES

Included in trade and other payables and accrued charges are trade payables and their ageing analysis is as follows:

	30th June 2001 HK$'000	31st December 2000 HK$'000
Less than 30 days	**49,610**	128,894
31-90 days	**84,702**	124,431
Over 90 days	**27,231**	34,528
	161,543	287,853

11 LONG-TERM LIABILITIES

	30th June 2001 HK$'000	31st December 2000 HK$'000
Bank loans		
Unsecured	**1,465,284**	939,831
Secured	**1,280,999**	1,048,294
Obligations under finance leases	**771**	1,017
Loans from related companies	**110,341**	94,297
Loans from minority shareholders	**2,026,146**	1,961,141
Other loans	**52,101**	50,219
Convertible bonds	**545,073**	581,473
	5,480,715	4,676,272
Less: current portion of long-term liabilities	**(1,354,022)**	(1,302,360)
	4,126,693	3,373,912

12 SHARE CAPITAL

Movements of issued share capital of the Company during the period are as follows:

	Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 1st January 2001	3,937,627,400	393,762
Shares issued under share option scheme	7,268,000	727
Shares issued upon conversion of convertible bonds	59,014,267	5,902
At 30th June 2001	4,003,909,667	400,391

During the period, options were exercised to subscribe for 7,268,000 ordinary shares in the Company at a consideration of HK$3,639,814, of which HK$726,800 was credited to share capital and the balance of HK$2,913,014 was credited to the share premium account.

During the period, convertible bonds were exercised to subscribe for 59,014,267 ordinary shares in the Company at a consideration of HK$36,400,000, of which HK$5,901,427 was credited to share capital and the balance of HK$30,498,573 was credited to the share premium account.

13 SHARE PREMIUM

	HK$'000
At 1st January 2001	4,854,723
Proceeds from issue of ordinary shares net of issuing expenses	33,381
At 30th June 2001	4,888,104

14 RETAINED PROFITS

	HK$'000
At 1st January 2001	1,211,913
Profit for the period	46,420
At 30th June 2001	1,258,333

15 CONTINGENT LIABILITIES

Up to 30th June 2001, there was no significant change in the Group's contingent liabilities since the last annual balance sheet date. In August 2001, a guarantee provided by GZI Transport Limited, a subsidiary of the Company, of Rmb1,020 million (approximately HK$953 million) was cancelled by the creditor bank, thereby releasing this particular obligation of the Group.

16 OTHER COMMITMENTS

At 30th June 2001, the Group had the following commitments:

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
(a) Capital commitments in respect of purchase of fixed assets including toll road and properties under development:		
Contracted but not provided for	**1,284,129**	1,312,850
Authorised but not contracted for	**21,169**	21,169
	1,305,298	1,334,019
(b) Financial commitments in respect of investments in associated companies and jointly controlled entities		
Contracted but not provided for	**163,551**	336,551
Authorised but not contracted for	**76,161**	76,161
	239,712	412,712
(c) Share of capital commitments of jointly controlled entities contracted but not provided for	**379,478**	379,478

17 PLEDGE OF ASSETS

There is no significant change in the pledge of assets since the last annual balance sheet date.

18 RELATED PARTY TRANSACTIONS

(a) Significant related party transactions which are carried out in the normal course of the Group's business are as follows:

	Six months ended 30th June	
	2001	2000
	HK$'000	*HK$'000*
Interest on convertible bonds paid to a shareholder and a related company	7,238	7,049
Loan interest paid to		
– related companies (note i)	2,485	1,081
– minority shareholders	2,509	3,244
Management fee paid to minority shareholders	2,125	3,175
Interest received from a minority shareholder	4,869	4,515
Management fee for toll highways paid and payable to a minority shareholder (note ii)	29,154	29,991

Note:

(i) The related companies are under common control of the Company.

(ii) The transaction was conducted in accordance with the terms as disclosed in the 2000 annual report.

(b) On 15th February 2001, the Group had completed the acquisition of the remaining 49 per cent interest in Xian Expressway from the minority shareholders at a total consideration of HK$173,000,000.

CORPORATE AND INVESTOR RELATIONS INFORMATION

BOARD OF DIRECTORS

Executive Directors

Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wong Chi Keung
Yan Yuk Fung

Independent non-executive Directors & Audit Committee members

Yu Lup Fat Joseph
Lee Ka Lun

COMPANY SECRETARY

Wong Chi Keung

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKERS

Bank of China, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

WEBSITE

http://www.gzinvestment.com.hk

SHARE REGISTRAR

Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

SHARE LISTING

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited
The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123. HK
Bloomberg – 123 HK

INVESTOR RELATIONS

For further information about Guangzhou Investment Company Limited, please contact: Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

LIST OF MAJOR PROPERTIES

List of major properties owned by the Group as at 30th June 2001 is set out below:

PROPERTIES UNDER DEVELOPMENT

Address	Note	Interest attributable to the Group (%)	Total gross floor area when completed (approx sq. m.)	Type of development	Expected year of completion	Stage of development
Hong Kong						
419K Queen's Road West Western District	(1)	100	8,353	Residential	2003	Design & planning
Wah Fu Street Lot No. 8840 Pokfulam	(2)	100	7,707	Residential	2003	Superstructure
Guangzhou						
Galaxy City (Zhu Jiang Estate E-2-1, E-2-2) Tian He District	(3)	40.8	216,848	Residential	2001	Internal finishing
Jiang Nan Estate Phase III 3-11 Hai Zhu District	(4)	40.8	7,307	Residential	2001	Foundation
Tian He Eastern Station Commercial Plaza, Tian He District	(5)	40.8	105,200	Shops	2002	Internal finishing
Yue Xiu Building Junction of Dongfeng Road Central and North-East of Xiaobei Road	(6)	19.51	102,415	Office	2002	Superstructure

PROPERTIES UNDER DEVELOPMENT (cont'd)

Address	Note	Interest attributable to the Group (%)	Total gross floor area when completed (approx sq. m.)	Type of development	Expected year of completion	Stage of development
Guangzhou (cont'd)						
Guangzhou Ximen Kou Metro Station Lot RJ-1	(7)	46.92	88,364	Commercial/ Residential	2003	Superstructure
Huang Shi Garden 5-3 Bai Yun District	(8)	40.8	22,000	Car park	2003	Superstructure
Guangzhou Sports Stadium Building 119 Liuhua Road	(9)	51	123,954	Office	2003 (Phase I)	Foundation
Development site of Greenland Garden (Phase II) at Henan Industrial Main Road	(10)	39.02	93,048	Residential	2003	Planning
Project of Villas at Yang He Village Bei Xing Town, Huadu District	(11)	51	71,858	Residential	2003	Planning
Jiang Nan Estate Phase III 1-10 Hai Zhu District	(12)	40.8	60,904	Residential	2004	Planning
Chi Gang Qiao Western Area 1, 2, 3, 4, 5, Hai Zhu District	(13)	40.8	145,922	Residential	2004	Planning
Shanghai						
China Perfect Square Office Complex, Zhongshan Bei Road	(14)	12.75	66,500	Office	2001	Internal finishing
Dalian						
Yue Xiu Plaza Xinkai Road Xi Gang District	(15)	51	46,956	Commercial/ Residential	2001	Superstructure

PROPERTIES HELD FOR FUTURE DEVELOPMENT

Address	Note	Interest attributable to the Group (%)	Total gross floor area (approx sq. m.)	Type of development	Stage of development
Guangzhou					
Zhu Jiang Estate E-3-1, E-3-3, E-4-1, E-4-3, E-6-2 Tian He District	(16)	40.8	284,485	Residential	Land Bank
Greenland Garden (Phase III)	(17)	40.8	460,931	Residential	Lank Bank
Lots A, B and C Huangsha Metro Station	(18)	13.6	49,660	Residential	Land Bank
Er Sha Island Zone 4, Zone 10, Dong Shan District	(19)	40.8	31,000	Residential	Land Bank
Jincheng Huayuan Lot No. 858 Dongfeng Dong Road	(20)	14.38	48,327	Office	Lank Bank
Jiang Nan Estate Phase IV 4-1, 4-4 Hai Zhu District	(21)	40.8	142,400	Residential	Rental/ Land Bank
Huang Shi Garden 1-9, 1-10 Bai Yun District	(22)	40.8	39,760	Residential	Rental/ Land Bank
Dong Feng Road and Jiefang Bei Road N4, Yue Xiu District	(23)	40.8	33,266	Commercial/ Residential	Rental/ Land Bank
New Age Plaza, Main Building 11 Jian She Ma Road 3	(24)	22.44	29,284	Commercial/ Residential	Rental/ Land Bank

PROPERTIES HELD FOR FUTURE DEVELOPMENT (cont'd)

Address	Note	Interest attributable to the Group (%)	Total gross floor area (approx sq. m.)	Type of development	Stage of Development
Hong Kong					
Yau Tong Inland Lot No. 4 Section B, Tung Yuen Street Yau Tong	(25)	100	42,688	Residential	Rental/ Land Bank
Shenzhen					
Ban Tian Industrial Development Zone Bu Ji County		51	18,000	Industrial	Land Bank
Macau					
Site at the junction of Nos. 1-2-5, A. da Artur Tamagninl Barbosa and Nos. 2-4 A. da Conselheiro Borja		50	200	Commercial/ Residential	Land Bank
Avenida da Amizade Zape Quarteirao 6 Lote J		25	5,919	Commercial	Superstructure

PROPERTIES HELD FOR INVESTMENT

Address	Note	Interest attributable to the Group (%)	Total gross floor area (approx sq. m.)	Type of property
Hong Kong				
Tsuen Wan International Centre Nos. 58-70 Wang Lung Street Tsuen Wan	(26)	89.5	41,707	Godown
Lung Wah International Godown Nos. 72-76 Wang Lung Street Tsuen Wan	(27)	100	23,544	Godown
Shops and Carpark on basement 1 to 3 and ground floor to 4th floors Yue Xiu Plaza, No. 9 Ning Yuen Street San Po Kong	(28)	100	13,825	Shops/Office
1st, 2nd, 3rd, 5th & 10th floors Yue Hing Building No. 103 Hennessy Road Wanchai	(29)	100	929	Shops/Office
14 shops, Oriental 188 Shopping Centre Kwong Sang Hong Building Block C & D 188 Wanchai Road Wanchai		100	134	Shops
Car park on 1st to 4th floors Seabright Plaza Nos. 9-23 Shell Street North Point		100	3,342	Car park
Units 1A, 5-8B & 10-12B Wing Shun Mansion No. 9 Kin Wah Street North Point		100	424	Residential

PROPERTIES HELD FOR INVESTMENT (cont'd)

Address	Note	Interest attributable to the Group (%)	Total gross floor area (approx sq. m.)	Type of property
Hong Kong (cont'd)				
Flats 4A, 6A, 7A & 4-7C Manifold Court Nos. 36-46 Pokfulam Road		100	376	Residential
Kam Po Court Tsing Tai Road Tai Lam		100	854	Residential
Guangzhou				
Jin Han Building, 119 Liuhua Road	(9)	51	18,810	Car park

PROPERTIES HELD FOR SALE

Address	Note	Interest attributable to the Group (%)	Remaining gross floor area (approx. sq. m.)	Type of property
Guangzhou				
Development site of Greenland Garden (Phase I) at Henan Industrial Main Road	(30)	39.02	11,527	Residential
Junhui Building Tian He District	(31)	40.8	22,575	Shops/ Residential
Xiangkang Commercial Plaza Charcon Garden Sanyuan Li	(32)	51	31,341	Shops/ Office
New Age Plaza Side Building 11 Jian She Ma Road 3	(33)	22.44	1,007	Office
Zhoushan				
Nan Zhen Building western side of Nan Zhen Bridge Ding Hai, Zhoushan City Zhejiang Province		19.38	8,172	Office
Macau				
Nos. 113-115 Rua de Francisco de Xavier Periers and No. 2 Rua da Uniao		100	1,956	Commercial/ Residential

Notes:

(1) 419K, Queen's Road West, Western District, Hong Kong

The project has a total gross floor area of approximately 8,353 sq. meters and is located near the exit of the Western Harbour Tunnel. Site clearance has been completed. Construction of this residential project will begin by the end of 2001 and be completed by 2003.

(2) Wah Fu Street Lot No. 8840, Pokfulam, Hong Kong

This residential site has a total gross floor area of approximately 7,707 sq. meters and is located at Pokfulam District near the Cyber Port. Construction of the foundation is in progress. The project is scheduled to be completed at the end of 2003.

(3) Zhu Jiang Estate Zone E-2 (Galaxy City), Tian He District, Guangzhou, China

Zone E-2, the Galaxy City, has 8 residential blocks with total gross floor area of approximately 216,848 sq. meters. It will be completed by the end of 2001. 30 per cent of the units have been sold as at the end of June 2001.

(4) Jiang Nan Estate, Phase III 3-11, Hai Zhu District, Guangzhou, China

The property comprises a development site on which a 9-storey residential complex with two basement levels is proposed to be developed. The total gross floor area of the development will be 7,307 sq. meters. The complex will be completed by the end of 2001.

(5) Tian He Eastern Station Underground Plaza, Tian He District, Guangzhou, China

The property comprises certain parcels of land near the Tian He Eastern Railway Station and Metro Station. It is an underground commercial complex with 3 basement levels of shops and 4 basement levels of car parks. The ground floor level will be used as a public transport terminal and the roof deck will be the resting lounge for travellers of the Eastern Railway Station. This project has a total gross floor area of 105,200 sq. meters.

(6) Yue Xiu Building, junction of Dongfeng Road Central and North-East of Xiaobei Road, Guangzhou, China

This site is located at Dongfeng Road in the central district of Guangzhou with total gross floor area of approximately 102,415 sq. meters. Two multi-purpose towers comprising offices, apartments, shops and parking spaces are proposed to be built. Construction of superstructure is in progress. The project is scheduled to be completed in 2002.

(7) Guangzhou Ximen Kou Metro Station Lot RJ-1, Guangzhou, China

The property comprises a site with an area of approximately 8,107 sq. meters on which a 24-storey commercial/residential complex is proposed to be developed. The total gross floor area of the development will be 88,364 sq. meters. Construction of superstructure is in progress and is scheduled to be completed by middle of 2003.

(8) Huang Shi Garden, 5-3 Bai Yun District, Guangzhou, China

The property comprises a site on which a 8-storey car park and shopping complex is proposed to be developed. The total gross floor area of the development will be approximately 22,000 sq. meters. Construction of superstructure has been progressing to the 3rd floor of the building. The whole project will be completed by 2003.

(9) Guangzhou Sports Stadium Building, 119 Liuhua Road, Guangzhou, China

This site is located at opposite side of the Guangzhou China Hotel in vicinity of the Guangzhou Trade Fair Centre, a prime location in Guangzhou. This site will be located at the exit of one of Phase II Guangzhou Metro Stations which will be completed by the end of 2002. The site covers an area of 24,918 sq. meters and is proposed to be developed into a commercial and office complex with total gross floor area of 123,954 sq. meters. Its phase I will have gross floor area 20,000 sq. meters. The Group is receiving rental income from Jin Han Commercial Building which is located within the site. Construction of foundation will begin in second half of 2001.

(10) Development site at Greenland Garden (Phase II) at Henan Industrial Main Road

Construction of Phase II of Greenland Garden will begin by the fourth quarter of 2001. This Phase is scheduled to be completed by 2003 with total gross floor area of 93,048 sq. meters.

(11) Development site at Yang He Village, Bei Xing Town, Huadu District, Guangzhou, China

The gross floor area of the site is 71,858 sq. meters upon which the Group plans to build a villa estate. Construction will begin in early 2002.

(12) Jiang Nan Estate, Phase III 1-10, Hai Zhu District, Guangzhou, China

The property comprises a site with an area of approximately 6,200 sq. meters on which two 32-storey commercial/residential complexes and two basement levels are proposed to be developed. The total gross floor area of the development will be 60,904 sq. meters. Construction work will be started in the second half of 2001.

(13) Chi Gang Qiao, Western Area 1, 2, 3, 4 and 5, Hai Zhu District, Guangzhou, China

The property comprises a site with an area of approximately 17,147 sq. meters on which a multi-storey residential building is to be developed. The total gross floor area of the development will be 145,922 sq. meters. Construction will begin in second half of 2001.

(14) China Perfect Square Office Complex, Zhongshan Bei Road, Shanghai, China

This office complex project is located at Zhongshan Bei Road, a prime location in the Pu Xi region of Shanghai. It comprises two blocks of office buildings providing an estimated total gross floor area of 66,500 sq. meters. The site is under internal finishing.

(15) Yue Xiu Plaza, Xinkai Road, Xi Gang District, Dalian, China

The property comprises a development site with a total gross floor area of approximately 46,956 sq. meters on which a 33-storey commercial/apartment complex is being developed and will be completed by the end of 2001. About 15 per cent of the gross floor area were sold.

(16) Zhu Jiang Estate Zone E-3-1, E-3-3, E-4-1, E-4-3, E-6-2, Tian He District, Guangzhou, China

Zhu Jiang Estate is an up market residential project with site area of approximately 71,830 sq. meters. It is proposed to develop 20 blocks of 30-storey residential buildings. Total gross floor area will be approximately 284,485 sq. meters. It is the Group's land bank.

(17) Development site at Greenland Garden (Phase III) at Henan Industrial Main Road, Guangzhou, China

Development site of Phase III of Greenland Garden is currently the Group's land bank. The total gross floor area will be 460,931 sq. meters.

(18) Lots A, B and C, Huangsha Metro Station, Guangzhou, China

The site, located adjacent to the White Swan Hotel in Guangzhou, has an area of 6,036 sq. meters. A residential tower with an estimated total gross floor area of 49,660 sq. meters will be built. This site is currently part of the Group's land bank.

(19) Er Sha Island Zone 4 and Zone 10, Dong Shan District, Guangzhou, China

The property comprises two sites with total area of approximately 57,300 sq. meters on which two low density residential buildings are proposed to be developed. The total gross floor area of the development will be 31,000 sq. meters. The site is currently part of the Group's land bank.

(20) Jincheng Huayuan, Lot No. 858, Dongfeng Dong Road, Guangzhou, China

The project is located at Dongfeng Dong Road which is within the urban area of Guangzhou. It is a joint venture with Sun Hung Kai Properties Limited and China Overseas Land & Investment Limited. The residential complexes were completed and delivered at the end of 2000. The remaining office site with an area of approximately 2,801 sq. meters and total gross floor area of approximately 48,327 sq. meters is currently part of the Group's land bank.

(21) Jiang Nan Estate, Phase IV Zone 1 and Zone 4, Hai Zhu District, Guangzhou, China

The property comprises certain parcels of land with an area of approximately 44,000 sq. meters on which five to six 30-storey residential complexes are proposed to be developed. The total gross floor area of the development will be 142,400 sq. meters. The site is currently part of the Group's land bank and leased out as furniture shops.

(22) Huang Shi Garden, 1-9, 1-10 Bai Yun District, Guangzhou, China

The property comprises a development site with an area of approximately 6,472 sq. meters on which two 14-storey residential buildings and basement levels are proposed to be developed. Total gross floor area of the development will be 39,760 sq. meters.. The site is currently part of the Group's land bank and is currently leased out as furniture shops.

(23) Dong Feng Road and Jie Fang Bei Road N4, Yue Xiu District, Guangzhou, China

The property comprises a site with an area of approximately 3,271 sq. meters on which a 18-storey commercial/residential complex is proposed to be developed. The total gross floor area of the development will be 33,266 sq. meters. The site is currently part of the Group's land bank and is currently leased out as car park.

(24) New Age Plaza Main Building, 11 Jian She Ma Road 3, Guangzhou, China

It is proposed to build a residential/commercial complex with an estimated total gross floor area of 29,284 sq. meters on this vacant site of 3,058 sq. meters. The site is currently leased out as car park and is part of the Group's land bank.

(25) Yau Tong Inland Lot No. 4, Section B, Tung Yuen Street, Yau Tong, Hong Kong

The site is located near the entrance of the Eastern Harbour Tunnel. The gross floor area is approximately 42,688 sq. meters. This site was rezoned as commercial/residential land use by the Government. It is part of the Group's land bank and is currently leased to Yue Xiu Concrete Company Limited until the middle of 2002.

(26) Tsuen Wan International Centre, Nos. 58-70 Wang Lung Street, Tsuen Wan, Hong Kong

This 29-storey godown building was completed in 1994. As at 30th June 2001, 86 per cent of the units totalling 41,707 sq. meters retained for rental were leased.

(27) Lung Wah International Godown, Nos. 72-76 Wang Lung Street, Tsuen Wan, Hong Kong

This property was completed in August 1992. It is a 24-storey godown building with a total gross floor area of approximately 23,544 sq. meters. It has been fully leased out.

(28) Shops and car parks on basement 1 to 3, ground floor to 4th floor, Yue Xiu Plaza, No. 9 Ning Yuen Street, San Po Kong, Hong Kong

The Group holds car parks and shops of 13,825 sq. meters for rental purposes. As at 30th June 2001, approximately 93 per cent of the shops retained for rental were leased out.

(29) Yue Hing Building, No. 103 Hennessy Road, Wanchai, Hong Kong

As at 30th June 2001, five floors of around 929 sq. meters owned by the Group were fully leased out as offices and shops.

(30) Development site at Greenland Garden, Henan Industrial Main Road, Guangzhou, China

Greenland Garden covers a site area of approximately 162,215 sq. meters. It is consisted of residential buildings, shopping arcades and car parks. The development of the phase I of Greenland Garden with a total gross floor area of 30,724 sq. meters was completed and mostly delivered in 2000. Only 11,527 sq. meters of the gross floor area were left.

(31) Junhui Building (Tian He Southern Residential, 1-1, 2, 3), Tian He District, Guangzhou, China

The property comprises a site with an area of approximately 5,478 sq. meters on which a 26-storey commercial/residential complex and two basement levels have been developed. The total gross floor area of the development was 69,470 sq. meters. The Building was completed and mostly delivered in 2000. Only a few residential units and shops of around 22,575 sq. meters were left unsold.

(32) Xiangkang Commercial Plaza, Charcon Garden, Sanyuan Li, Guangzhou, China

The Group owns gross floor area of approximately 31,341 sq. meters. As at 30th June, 2001, 51.91 per cent of units were leased.

(33) New Age Plaza Side Building, 11 Jian She Ma Road 3, Guangzhou, China

New Age Plaza, located at Jian She Ma Road 3 near the Garden Hotel in Guangzhou, is a completed office building. Most of offices were sold. Only 1,007 sq. meters were left.


22
1
★ 白雲區 (Bai Yun District)
2
5
4
6
7
8
9
13
★ 東山區 (Dong Shan District)
15
16
14
★ 海珠區 (Hai Zhu District)
17
19
18
21
在建中的地下鐵路
Under Construction Metro
廣州地下鐵路第一期
Guangzhou Metro Phase 1


1. 黃石花園
Huang Shi Garden
2. 祥康商貿廣場
Xiang Kang Commercial Plaza
3. 天河東站商業廣場
Tian He Eastern Station Plaza
4. 廣州體育商業大廈
Guangzhou Sports Plaza
5. 錦漢大廈
Jin Han Building
6. 解放北路N4
Jie Fang Bei Road N4
7. 越秀商業大廈
Yue Xiu Plaza
8. 新時代廣場
New Times Plaza
9. 錦城花園寫字樓地塊
Office lot at Glorious City Garden
10. 駿匯大廈
Junhui Complex
11. 星滙園
Galaxy City
12. 珠江新城
Zhujiang Estate
13. 西門口地鐵站RJ-1地段
Lot RJ-1, Ximenkou Metro Station
14. 黃沙地鐵站 A,B,C地段
Lot A, B, C Huangsha Metro Station
15. 二沙島十區
Er Sha Island Zone 10
16. 二沙島四區
Er Sha Island Zone 4
17. 江南大道中綜合樓
Jiang Nan Commercial Complex
18. 江南新村三期
Jiang Nan Estate Phase III
19. 江南新村四期
Jiang Nan Estate Phase IV
20. 赤崗橋西區
Chi Gang Bridge West
21. 翠城花園
Greenland Garden
22. 楊荷村別墅項目
Yang He Village Villa Project
天河火車東站 (Tian He Eastern Railway Station)
3
天河區 (Tian He District)
10
12
11
20
鐵路
Railway
高速公路
Expressway
(非按比例)
(not in scale)

(25) 香港油塘東源街工業地段4B

該地盤鄰近東區海底隧道入口，可建樓面面積約為42,688平方米。該地盤已被政府重新規劃為商業住宅發展用地，是本集團土地儲備的一部份，現租予越秀混凝土有限公司，直至二〇〇二年年中為止。

(26) 香港荃灣橫龍街58-70荃灣國際中心

這幢29層高貨倉大廈，乃於一九九四年落成。總樓面面積約41,707平方米，於二〇〇一年六月三十日，其中86%經已租出。

(27) 香港荃灣橫龍街72-76號龍華國際貨運中心

該物業於一九九二年八月落成，為一幢24層高貨倉大廈，總樓面面積約為23,544平方米，經已全部租出。

(28) 香港新蒲崗寧遠街9號越秀廣場地庫1至3層停車場及地下至4樓商場

本集團持有該物業之商舖及停車位作出租之用。總樓面面積約為13,825平方米。於二〇〇一年六月三十日，已租出約93%商舖。

(29) 香港灣仔軒尼詩道103號越興大廈

於二〇〇一年六月三十日，本集團持有5層商舖及寫字樓約929平方米作出租之用。並已全部租出。

(30) 中國廣州河南工業大道翠城花園第一期

翠城花園之佔地面積約為162,215平方米，包括住宅大廈、商場及停車位。第一期翠城花園總樓面面積為30,724平方米，已於二〇〇〇年落成並交付使用，目前只剩下少量貨尾單位約11,527平方米。

(31) 中國廣州天河區駿滙大廈(天河南住1-1、2、3號)

該物業地盤面積約5,478平方米，已興建一幢二十六層高商住綜合大樓連兩層地庫。總樓面面積為69,470平方米，已於二〇〇〇年落成並交付使用，只剩下少量貨尾商場及住宅單位約22,575平方米。

(32) 中國廣州三元里祥港花園祥康商貿大廈

本集團仍持有的商舖及寫字樓總樓面面積約為31,341平方米。截至二〇〇一年六月三十日止，其中51.91%單位已經出租。

(33) 中國廣州建設三馬路11號新時代廣場副樓

新時代廣場副樓位於建設三馬路，鄰近廣州花園酒店，是一幢已建成寫字樓，大部份單位已出售，剩下少量寫字樓總樓面面積約為1,007平方米。

(17) 中國廣州河南工業大道翠城花園第三期

第三期翠城花園目前為本集團之土地儲備。總樓面面積將為460,931平方米。

(18) 中國廣州黃沙地鐵車站A、B及C地段

該地盤毗鄰廣州白天鵝賓館，面積為6,036平方米。建議將於該地盤上興建一幢住宅大廈，總樓面面積約為49,660平方米。該地盤為本集團現有土地儲備的一部份。

(19) 中國廣州東山區二沙島4區、10區

該物業為兩個面積共約57,300平方米之地盤，擬蓋建兩幢低密度住宅。總樓面面積將為31,000平方米。該地盤為本集團現有土地儲備的一部份。

(20) 中國廣州東風東路858號地段錦城花園

該項目位於廣州市區黃金地段的東風東路，由本集團、新鴻基地產發展有限公司及中國海外發展有限公司之合營公司共同發展。住宅部份的建築工程已於二○○○年年底完成並交付使用。餘下一塊地盤面積為2,801平方米，總樓面面積約為48,327平方米的寫字樓地段，正作為本集團之土地儲備。

(21) 中國廣州海珠區江南新村第四期1及4區

該物業包括多幅土地，面積約達44,000平方米，擬發展五至六幢三十層高住宅大廈。總樓面面積將為142,400平方米。該地盤為本集團現有土地儲備的一部份，目前地盤正出租作傢俬城。

(22) 中國廣州白雲區黃石花園1-9號、1-10號

該物業為一個擬蓋建兩幢十四層高住宅大樓連地庫之6,472平方米地盤。總樓面面積將為39,760平方米。為本集團現有土地儲備的一部份，目前地盤正出租作傢俬城。

(23) 中國廣州越秀區解放北路N4東風路

該物業為一個面積約3,271平方米之地盤，擬蓋建一幢十八層高商住公寓綜合大樓。該發展項目之總樓面面積將為33,266平方米。該地盤為本集團現有土地儲備的一部份，正出租為停車場。

(24) 中國廣州建設三馬路11號新時代廣場主樓

這項目的地盤面積為3,058平方米，建議在其上興建一幢商住綜合大廈，估計總樓面面積為29,284平方米，目前正出租作停車場，是本集團的土地儲備。

(9) 中國廣州流花路119號廣州體育商業大廈項目

該地盤與中國大酒店相對，毗鄰廣州交易會會場，位處廣州的黃金地段，為明年年底將會通車的第二期地鐵其中一個地鐵站出口。該地盤之面積為24,918平方米，計劃發展為一幢商業辦公室綜合大樓，第一期總樓面面積為20,000平方米，項目全部總樓面面積為123,954平方米。本集團持有位於該地盤內的商業大廈錦漢大樓，並收取租金收入。該地盤將於二〇〇一年下半年開始動工進行地基工程。

(10) 中國廣州河南工業大道翠城花園第二期

第二期翠城花園將於本年第四季進行施工工程，估計二〇〇三年完成，總樓面面積約為93,048平方米。

(11) 中國廣州花都區北興鎮楊荷村之項目

該地盤的可建樓面面積約為71,858平方米，本集團計劃於其上蓋興建別墅區。二〇〇二年年初將會開始動工。

(12) 中國廣州海珠區江南新村第三期1-10號

該物業為一個面積約6,200平方米之地盤，擬蓋建二幢三十二層商住大樓連兩層地庫。總樓面面積將為60,904平方米。該地盤二〇〇一年下半年開始動工。

(13) 中國廣州海珠區赤崗橋西區第1、2、3、4及5號

該物業為一個面積約17,147平方米之地盤，擬蓋建一個高層住宅的綜合發展項目。總樓面面積將為145,922平方米。該地盤今年下半年動工。

(14) 中國上海中山北路浦發廣場寫字樓綜合大樓

辦公室綜合大樓項目位於上海黃金地段浦西區之中山北路，包括兩幢辦公室大樓，總樓面面積約為66,550平方米，正在進行內部裝修。

(15) 中國大連西崗區新開路越秀廣場

該物業為一個總樓面面積約46,956平方米之項目，正蓋建一幢三十三層高商住寫字樓發展項目，將於二〇〇一年年底建成，現已售出約15%總樓面面積。

(16) 中國廣州天河區珠江新城E-3-1、E-3-3、E-4-1、E-4-3、E-6-2號

珠江新城項目包括多幅土地地盤，地盤面積約達71,830平方米，擬興建二十幢三十層高住宅大廈。總樓面面積將為284,485平方米，是本集團的土地儲備。

附註：

(1) 香港西環皇后大道西419K地段

該項目總樓面面積約為8,353平方米，鄰近西區海底隧道出口，地盤清理工作經已完成。預計今年底開工，此住宅項目預計將於二〇〇三年完成。

(2) 香港薄扶林華富道地段8840

該住宅地盤的總樓面面積約為7,707平方米，鄰近薄扶林區數碼港，現正進行地基工程，該項目預計將於二〇〇三年年底完成。

(3) 中國廣州天河區珠江新城E-2區(星滙園)

星滙園總樓面面積約216,848平方米，共有八幢住宅大廈，將於二〇〇一年底落成，二〇〇一年六月三十日已售出約30%單位。

(4) 中國廣州海珠區江南新村第三期3-11號

該發展項目為一個擬興建一幢九層高住宅及兩層地庫大樓之地盤。總樓面面積將為7,307平方米，將於二〇〇一年年底落成。

(5) 中國廣州天河區天河東站地下商場

該物業為天河火車東站與地鐵站毗鄰多幅土地，其上建有地庫商場(包括三層地庫商舖及四層地庫停車場)。地面將闢作公共汽車總站，而天台將作為東站旅客休息平台。該項目之總樓面面積約為105,200平方米。

(6) 中國廣州東風中路與小北路東北交界之越秀商業大廈

該地盤位於廣州市中心區東風路，總樓面面積約為102,415平方米。擬興建兩座包括辦公室、公寓、商舖及停車位的多用途大廈，預計該項目將於二〇〇二年落成，現正準備展開上蓋工程。

(7) 廣州西門口地鐵站RJ-1地段

該項目地盤面積是8,107平方米，擬蓋建一幢二十四層高的商業及公寓綜合樓。該發展項目之總樓面面積將為88,364平方米，準備開始上蓋工程，預計二〇〇三年年中完成。

(8) 中國廣州白雲區黃石花園5-3

該地盤擬興建一幢八層高停車場及商舖。上蓋工程正在施工中，並已建至三樓樓面，該發展項目之總樓面面積約為22,000平方米，將於二〇〇三年落成。

將出售物業

地址	附註	本團 本集團 應佔權益 (%)	剩餘總 樓面面積 (概約平方米)	物業類型
廣州				
河南工業大道 翠城花園發展地盤 (第一期)	(30)	39.02	11,527	住宅
天河區駿滙大廈	(31)	40.8	22,575	商場/住宅
三元里 祥港花園 祥康商貿大廈	(32)	51	31,341	商場/寫字樓
建設三馬路11號 新時代廣場(副樓)	(33)	22.44	1,007	寫字樓
舟山				
浙江省舟山市定海 南珍橋西側南珍大廈		19.38	8,172	寫字樓
澳門				
俾利喇街113-115號		100	1,956	商住

投資物業(續)

地址	附註	本集團應佔權益 (%)	總樓面面積 (概約平方米)	物業類型
香港(續)				
薄扶林道36-46號 萬林閣4A、6A、7A、4-7C		100	376	住宅
大欖青泰路 金寶閣		100	854	住宅
廣州				
流花路119號錦漢大樓	(9)	51	18,810	停車場／寫字樓

投資物業

地址	附註	本集團應佔權益(%)	總樓面面積(概約平方米)	物業類型
香港				
荃灣橫龍街58-70號 荃灣國際中心	(26)	89.5	41,707	貨倉
荃灣橫龍街72-76號 龍華國際貨運中心	(27)	100	23,544	貨倉
新蒲崗寧遠街9號 越秀廣場 1至3層地庫停車場及 地下至4樓商場	(28)	100	13,825	商場／ 寫字樓
灣仔軒尼詩道 103號越興大廈1、2、3、 5及10樓	(29)	100	929	商場／ 寫字樓
灣仔灣仔道188號 廣生行大廈C及D座 東方188商場14個商舖		100	134	商場
北角蜆殼街9-23號 秀明中心1樓至4樓停車場		100	3,342	停車場
北角建華街9號 永順大廈1A、5-8B及10-12B住宅單位		100	424	住宅

未來發展物業(續)

地址	附註	本集團應佔權益(%)	總樓面面積(概約平方米)	發展類型	現況
香港					
油塘 東源街工業地段4B	(25)	100	42,688	住宅	出租／ 土地儲備
深圳					
布吉縣 坂田工業發展區		51	18,000	工業	土地儲備
澳門					
台山巴沙路1-2-5號及 青沙大馬路2-4號 交匯處地盤		50	200	商住	土地儲備
新口岸6J地段		25	5,919	商業	上蓋工程

未來發展物業

地址	附註	本集團應佔權益 (%)	總樓面面積 (概約平方米)	發展類型	現況
廣州					
天河區珠江新城 E-3-1、E-3-3、E-4-1、E-4-3、E-6-2號	(16)	40.8	284,485	住宅	土地儲備
翠城花園三期	(17)	40.8	460,931	住宅	土地儲備
黃沙地鐵車站 A、B及C地段	(18)	13.6	49,660	住宅	土地儲備
東山區二沙島 4區、10區	(19)	40.8	31,000	住宅	土地儲備
東風東路 858號地段 錦城花園	(20)	14.38	48,327	寫字樓	土地儲備
海珠區江南新村 第四期1及4區	(21)	40.8	142,400	住宅	出租／土地儲備
白雲區黃石花園 1-9號、1-10號	(22)	40.8	39,760	住宅	出租／土地儲備
越秀區解放北路N4 東風路	(23)	40.8	33,266	商住	出租／土地儲備
建設三馬路11號 新時代廣場(主樓)	(24)	22.44	29,284	商住	出租／土地儲備

發展中物業(續)

地址	附註	本集團應佔權益(%)	落成後之總樓面面積(概約平方米)	發展類型	預期落成年度	發展階段
廣州(續)						
廣州西門地鐵站RJ-1地段	(7)	46.92	88,364	商住	二〇〇三年	上蓋工程
白雲區黃石花園5-3號	(8)	40.8	22,000	停車場	二〇〇三年	上蓋工程
流花路119號廣州體育商業大廈	(9)	51	123,954	寫字樓	二〇〇三年(第一期)	地基工程
河南工業大道翠城花園第二期	(10)	39.02	93,048	住宅	二〇〇三年	規劃
花都區北興鎮楊荷村別墅項目	(11)	51	71,858	住宅	二〇〇三年	規劃
海珠區江南新村第三期1-10號	(12)	40.8	60,904	住宅	二〇〇四年	規劃
海珠區赤崗橋西區1、2、3、4、5號	(13)	40.8	145,922	住宅	二〇〇四年	規劃
上海						
中山北路浦發廣場綜合寫字樓	(14)	12.75	66,500	寫字樓	二〇〇一年	內部裝修
大連						
西崗區新開路越秀廣場	(15)	51	46,956	商住	二〇〇一年	上蓋工程

主要物業名單

以下所載為本集團於二○○一年六月三十日擁有的主要物業之名單：

發展中物業

地址	附註	本集團應佔權益 (%)	落成後之總樓面面積 (概約平方米)	發展類型	預期落成年度	發展階段
香港						
西環皇后大道西419K地段	(1)	100	8,353	住宅	二○○三年	設計及規劃
薄扶林華富道地段8840	(2)	100	7,707	住宅	二○○三年	地基工程
廣州						
天河區珠江新城(E-2區星滙園)	(3)	40.8	216,848	住宅	二○○一年	內部裝修
海珠區江南新村第三期3-11號	(4)	40.8	7,307	住宅	二○○一年	地基工程
天河區天河東站商場	(5)	40.8	105,200	商舖	二○○二年	內部裝修
東風中路及小北路東北交界之越秀商業大廈	(6)	19.51	102,415	寫字樓	二○○二年	上蓋工程

公司及股東關係資料

董事會

執行董事

劉錦湘*(董事長)*
謝樹文
陳光松
梁凝光
肖博彥
蔡漢祥
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
黃之強
甄玉鳳

獨立非執行董事及審核委員會成員

佘立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行香港分行
香港上海滙豐銀行有限公司

註冊辦事處

香港
灣仔
駱克道160-174號
越秀大廈
24樓

網址

http://www.gzinvestment.com.hk

股份過戶登記處

雅柏勤證券登記有限公司
香港
中環干諾道中111號
永安中心5樓

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市
股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，
請聯絡：麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

18 有關連人士交易

(a) 於本集團日常業務過程中進行的重大有關連人士交易如下：

	截至六月三十日止六個月	
	二〇〇一年	二〇〇〇年
	千港元	*千港元*
支付予一名股東及一間有關連公司的可換股債券利息	7,238	7,049
支付貸款利息予		
一有關連公司(附註i)	2,485	1,081
一少數股東	2,509	3,244
給予少數股東的管理費	2,125	3,175
收取少數股東的利息	4,869	4,515
已付及應付予少數股東的收費公路管理費(附註ii)	29,154	29,991

附註：

(i) 有關連公司是與本公司受相同的控制。

(ii) 該交易是根據於二〇〇〇年年報中披露的條款進行。

(b) 於二〇〇一年二月十五日，本集團已完成向少數股東收購西臨高速公路餘下的49%權益，總代價為173,000,000港元。

15 或然負債

自上年年度結算日至二〇〇一年六月三十日，本集團的或然負債並無重大改變。於二〇〇一年八月，由本公司附屬公司越秀交通有限公司提供的人民幣1,020,000,000元（約953,000,000港元）的擔保已獲債權銀行撤銷，因此亦解除本集團在此項擔保中的責任。

16 其他承擔

於二〇〇一年六月三十日，本集團的承擔如下：

	二〇〇一年 六月三十日 千港元	二〇〇〇年 十二月三十一日 千港元
(a) 有關收購固定資產，包括收費公路及發展中物業的資本承擔：		
已訂約但未撥備	1,284,129	1,312,850
已授權但未訂約	21,169	21,169
	1,305,298	1,334,019
(b) 有關於聯營公司及共同控制實體的投資的財務承擔		
已訂約但未撥備	163,551	336,551
已授權但未訂約	76,161	76,161
	239,712	412,712
(c) 應佔共同控制實體之已訂約但未撥備之資本承擔	379,478	379,478

17 資產質押

自上年年度結算日以來，資產質押並無重大變動。

12 股本

期內本公司已發行股本的變動如下：

	每股面值0.1港元的普通股	
	股份數目	*千港元*
於二〇〇一年一月一日	3,937,627,400	393,762
根據購股權計劃發行的股份	7,268,000	727
根據轉換可換股債券發行的股份	59,014,267	5,902
於二〇〇一年六月三十日	4,003,909,667	400,391

期內，購股權已獲行使，以認購本公司的普通股7,268,000股，代價為3,639,814港元，其中726,800港元已列入股本中，而餘額2,913,014港元已列入股份溢價賬內。

期內，可換股債券已獲行使，以認購本公司的普通股59,014,267股，代價為36,400,000港元，其中5,901,427港元已列入股本中，而餘額30,498,573港元已列入股份溢價賬內。

13 股份溢價

	千港元
於二〇〇一年一月一日	4,854,723
發行普通股扣除發行開支後的所得款項	33,381
於二〇〇一年六月三十日	4,888,104

14 保留溢利

	千港元
於二〇〇一年一月一日	1,211,913
期內溢利	46,420
於二〇〇一年六月三十日	1,258,333

9 應收貿易賬項，其他應收賬項，預付款項及按金

本集團對不同業務性質及市場採用既定信貸政策。已計入應收貿易賬項，其他應收賬項，預付款項及按金的應收貿易賬款及賬齡分析如下：

	二○○一年 六月三十日 千港元	二○○○年 十二月三十一日 千港元
三十日以下	170,239	298,723
三十一日至九十日	200,689	201,323
超過九十日	178,618	162,665
	549,546	662,711

10 應付貿易賬項，其他應付賬項及應計費用

已計入應付貿易賬項，其他應付賬項及應計費用的應付貿易款項及其賬齡分析如下：

	二○○一年 六月三十日 千港元	二○○○年 十二月三十一日 千港元
三十日以下	49,610	128,894
三十一日至九十日	84,702	124,431
超過九十日	27,231	34,528
	161,543	287,853

11 長期負債

	二○○一年 六月三十日 千港元	二○○○年 十二月三十一日 千港元
銀行貸款		
無抵押	1,465,284	939,831
有抵押	1,280,999	1,048,294
融資租約負債	771	1,017
有關連公司提供的貸款	110,341	94,297
少數股東提供的貸款	2,026,146	1,961,141
其他貸款	52,101	50,219
可換股債券	545,073	581,473
	5,480,715	4,676,272
減：長期負債的即期部份	(1,354,022)	(1,302,360)
	4,126,693	3,373,912

5 股息

董事建議不派付二〇〇一年中期股息（二〇〇〇年：無）。

6 每股盈利

每股基本盈利乃按照股東應佔溢利46,420,000港元（二〇〇〇年：38,175,000港元）及期內已發行普通股的加權平均數3,947,507,328股（二〇〇〇年：3,936,503,400股）計算。

全面攤薄每股盈利乃經計及可換股債券的利息影響後，按經調整股東應佔溢利53,638,661港元（二〇〇〇年：37,541,000港元）及期內已發行普通股的加權平均數3,947,507,328股（二〇〇〇年：3,936,503,400股）加上就尚未行使的購股權及可換股債券而被視為將發行的潛在攤薄普通股的加權平均數733,682,323股（二〇〇〇年：36,979,049股）計算。

7 固定資產

固定資產的變動載列如下：

	千港元
於二〇〇一年一月一日	6,840,390
增添	142,868
出售	(11,182)
折舊	(136,172)
於二〇〇一年六月三十日	6,835,904

8 商譽

	千港元
收購附屬公司及聯營公司	61,150
攤銷開支	(796)
於二〇〇一年六月三十日	60,354

3 經營溢利

	截至六月三十日止六個月	
	二〇〇一年	二〇〇〇年
	千港元	千港元
經營溢利已計入及扣除下列各項：		
計入		
出售一間附屬公司的收益	–	1,857
滙兑收益淨額	1,938	2,085
扣除		
借款利息	123,346	120,389
折舊：		
自置固定資產	135,787	114,409
按租約持有的固定資產	385	499
其他投資的攤銷	2,081	6,319
商譽攤銷	796	–
出售固定資產的虧損	673	–

4 税項

香港利得税已按期內估計應課税溢利以16%（二〇〇〇年：16%）的税率計算。海外税項則根據期內估計應課税溢利按本集團經營業務所在國家的現行税率計算。

在簡明綜合損益賬內扣除的税項款額指：

	截至六月三十日止六個月	
	二〇〇一年	二〇〇〇年
	千港元	千港元
香港利得税	6,911	6,689
海外税項	37,250	31,467
遞延税項	917	3,948
	45,078	42,104
應佔聯營公司的税項	4,217	2,759
	49,295	44,863

於二〇〇一年一月一日前因收購產生的商譽在儲備中撇銷。本集團已利用會計實務準則第30號的過渡性條文，所以該商譽不會追溯撥充資本及攤銷。然而，因該項商譽產生的減值會根據會計實務準則第31號「資產減值」列賬。

2 *分類資料*

本集團主要從事經營收費公路、物業出售、物業租賃及管理、新聞紙及瓦楞紙銷售，以及水泥及預拌混凝土銷售。

按主要業務及市場劃分的本集團期內的收益及業績分析如下：

	截至六月三十日止六個月			
	營業額		經營溢利	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	*千港元*	*千港元*	*千港元*
主要業務：				
經營收費公路	214,169	231,304	130,824	164,439
物業出售、物業租賃及管理	331,830	366,679	89,913	95,766
新聞紙及瓦楞紙銷售	661,199	393,848	130,958	54,038
水泥及預拌混凝土銷售	527,562	432,752	32,832	15,651
	1,734,760	1,424,583	384,527	329,894
總部開支			(21,886)	(11,226)
			362,641	318,668
主要市場：				
中國內地(「中國」)	1,430,358	1,210,545	320,081	281,083
香港	303,092	212,816	67,604	53,601
其他國家	1,310	1,222	(3,158)	(4,790)
	1,734,760	1,424,583	384,527	329,894
總部開支			(21,886)	(11,226)
			362,641	318,668

簡明中期賬目附註

1 *編製基準及會計政策*

該等未經審核綜合簡明中期賬目是根據香港會計師公會發出的香港會計實務準則(「會計實務準則」)第25號 — 中期財務申報編製，但本集團並無呈列現金流量表的比較數字。不呈列現金流量表的比較數字並不符合會計實務準則第25號須載入現金流量表比較數字的規定。

在編製這些簡明中期賬目時，本集團已採用香港聯合交易所有限公司證券上市規則附錄16 (37.3)所載的過渡性條文，准許不呈列現金流量表的比較數字。

該等簡明中期賬目須與二〇〇〇年度賬目一併閱讀。

於編製該等簡明中期賬目所使用的會計政策及計算方法與截至二〇〇〇年十二月三十一日止年度的年度賬目所用者相同，但本集團已於採納香港會計師公會發出由二〇〇一年一月一日或以後開始的會計期間生效及適用於本集團的下列會計實務準則後，改變其若干會計政策：

會計實務準則第26號	：	分類呈報
會計實務準則第30號	：	企業合併

本集團會計政策的轉變及採納該等新政策的影響載列如下：

(a) *會計實務準則第26號：分類呈報*

於該等簡明中期賬目附註2中，本集團已披露會計實務準則第26號所界定的分類收益及業績。根據本集團的中期財務申報，本集團已決定將業務分類作為主要呈報格式，而地理分類作為次要呈報格式。本集團已提供比較資料。

(b) *會計實務準則第30號：企業合併*

商譽指收購成本較本集團於收購日期估所收購附屬公司/聯營公司/共同控制實體的資產淨值的公平值超出的款額。於二〇〇一年一月一日或以後因收購產生的商譽計入無形資產，一般採用直線法按最多達20年的期限攤銷。

因收購從事收費高速公路或橋樑業務的附屬公司/聯營公司/共同控制實體所產生的商譽按償債基金計算基準，按本集團獲授經營高速公路或橋樑權利的期間攤銷。

簡明綜合已確認損益報表

截至二〇〇一年六月三十日止六個月

	未經審核	
	截至六月三十日止六個月	
	二〇〇一年	二〇〇〇年
	千港元	*千港元*
損益賬中未確認的收益淨額	–	270
期內溢利	46,420	38,175
已確認盈虧總額	46,420	38,445
於出售附屬公司時解除的法定儲備及滙兑儲備	43	6,371
	46,463	44,816

簡明綜合現金流量表

截至二〇〇一年六月三十日止六個月

	未經審核 *千港元*
經營業務所得的現金流入淨額	378,443
投資回報與融資償還的現金流出淨額	(1,625)
已繳稅項總額	(22,341)
投資活動的現金流出淨額	(361,074)
融資前的現金流出淨額	(6,597)
融資所得現金流入淨額	448,833
現金及現金等額的增加	442,236
於二〇〇一年一月一日的現金及現金等額	1,095,063
於二〇〇一年六月三十日的現金及現金等額	1,537,299
現金及現金等額的結餘分析	
銀行結存及現金	1,554,952
銀行透支	(17,653)
於二〇〇一年六月三十日的現金及現金等額	1,537,299

簡明綜合資產負債表

二○○一年六月三十日及二○○○年十二月三十一日

	附註	未經審核 二○○一年 六月三十日 千港元	二○○○年 十二月三十一日 千港元
固定資產	7	6,835,904	6,840,390
商譽	8	60,354	–
於聯營公司的投資		1,699,560	1,733,634
於共同控制實體的投資		1,133,591	1,141,268
投資證券及其他投資		452,422	339,056
流動資產			
發展中物業		5,974,601	5,917,254
持有作出售用途的物業		863,996	909,361
於物業發展項目的權益		96,139	100,300
存貨		343,574	250,770
少數股東的欠款		33,050	18,710
有關連公司的欠款		11,487	–
應收貿易賬項、其他應收賬項、預付款項及按金	9	1,006,607	1,023,057
已質押的銀行存款		171,028	217,028
銀行結存及現金		1,554,952	1,113,347
		10,055,434	9,549,827
流動負債			
應付貿易賬項、其他應付賬項及應計費用	10	746,793	731,958
長期負債的即期部份	11	1,354,022	1,302,360
稅項		131,030	109,210
應付少數股東的股息		22,491	15,060
銀行貸款			
一 有抵押		171,963	283,247
一 無抵押		623,155	846,232
銀行透支-無抵押		17,653	18,284
		3,067,107	3,306,351
流動資產淨值		6,988,327	6,243,476
資產總值減流動負債		17,170,158	16,297,824
資金來源：			
股本	12	400,391	393,762
股份溢價	13	4,888,104	4,854,723
其他儲備		25,105	25,148
保留溢利	14	1,258,333	1,211,913
股東資金		6,571,933	6,485,546
少數股東權益		6,457,138	6,424,889
長期負債	11	4,126,693	3,373,912
遞延稅項		14,394	13,477
		17,170,158	16,297,824

簡明綜合損益賬

截至二〇〇一年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇一年 千港元	二〇〇〇年 千港元
營業額	2	1,734,760	1,424,583
銷售成本		(1,092,819)	(943,235)
毛利		641,941	481,348
其他收益		45,767	71,525
銷售及分銷支出		(38,134)	(20,679)
行政支出		(265,214)	(201,131)
其他經營支出		(21,719)	(12,395)
經營溢利	3	362,641	318,668
融資成本		(123,346)	(120,389)
應佔下列公司溢利(虧損)			
聯營公司		52,791	66,114
共同控制實體		(9,748)	675
除税前溢利		282,338	265,068
税項	4	(49,295)	(44,863)
除税後溢利		233,043	220,205
少數股東權益		(186,623)	(182,030)
股東應佔溢利		46,420	38,175
每股盈利	6		
基本		1.18仙	0.97仙
全面攤薄		1.15仙	0.94仙

購買、出售或贖回本公司的股份

截至二〇〇一年六月三十日止之六個月內，本公司並無贖回任何股份。而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理指出本公司在有關期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。本公司非執行董事須依據本公司之組織章程之規定，在本公司之股東週年大會輪席告退及膺選連任。

審核委員會

審核委員會已審閱截至二〇〇一年六月三十日止的未經審核中期賬目。

香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部被視為或假設擁有之權益),或根據披露權益條例第29條須記錄於該條例所述之登記名冊內,或須根據上市公司董事進行證券交易之標準守則知會本公司及聯交所之權益。

除本文所披露者外,於期內,本公司概無將可認購本公司股本或債務證券之權利授予本公司任何董事(包括彼等配偶及未滿十八歲子女),彼等亦無行使任何該等權利。

主要股東

於二〇〇一年六月三十日,根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄,下列人士或公司於本公司已發行股本中擁有10%或以上權益:

主要股東	持有普通股數目
越秀企業(集團)有限公司(「越秀企業」)	1,702,182,734 (a)
Excellence Enterprises Co., Ltd.	1,669,474,734 (b)
Bosworth International Limited	774,772,574 (c)
Sun Peak Enterprises Ltd.	565,683,000 (c)
Novena Pacific Limited	565,683,000 (d)

附註:

(a) 此項權益乃越秀企業及其附屬公司所持有本公司普通股之總數;根據披露權益條例第8條之規定,越秀企業據此被當作於該等股份中擁有權益。

(b) 越秀企業之附屬公司、其於本公司普通股中之權益,已於越秀企業之權益中重複列載。

(c) Excellence Enterprises Co., Ltd.之附屬公司、彼等於本公司普通股中之權益,已於Excellence Enterprises Co., Ltd.的權益中重複列載。

(d) Sun Peak Enterprises Ltd.之附屬公司、其於本公司普通股中之權益,已於Sun Peak Enterprises Ltd.之權益中重複列載。

除本文所披露者外,根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄,概無任何其他人士於本公司已發行股本中擁有10%或以上權益。

(d) 該等權益包括其配偶持有可認購200,000股本公司股份之購股權。

(e) 該等權益包括其配偶於期內行使購股權以認購60,000股本公司股份。

(f) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(g) 每位本公司董事就本公司授予購股權而支付之代價每次為10港元。

(2) 越秀交通

		購股權數目		
董事姓名	每股行使價 *港元*	於二〇〇一年一月一日尚未行使	於期內行使	於二〇〇一年六月三十日尚未行使
劉錦湘先生	0.9984	10,000,000	324,000	9,676,000
張伯華先生 *	0.7520	900,000	270,000	630,000
謝樹文先生	0.7520	800,000	240,000	560,000
梁凝光先生	2.4080	500,000	—	500,000
	0.9984	8,670,000	270,000	8,400,000
肖博彥先生	2.4080	500,000	—	500,000
蔡漢祥先生	2.4080	500,000	—	500,000
董迴雁先生	0.7520	800,000	240,000	560,000
黎家強先生	0.7520	450,000	134,000	316,000
施金鈴先生	0.7520	450,000	—	450,000
尹　輝先生	2.4080	600,000**	—	600,000
	0.9984	3,610,000**	—	3,610,000
黃之強先生	0.7520	450,000	134,000	316,000
甄玉鳳女士	0.7520	450,000	—	450,000

購股權可於授出日期一週年至購股權授出日期六週年前一個營業日止期間內隨時行使，而最多30%、60%及100%之購股權可分別自購股權授出日期之一週年、二週年及三週年起行使。每位本公司董事就越秀交通授予購股權而支付之代價每次為10港元。

* 張伯華先生已於二〇〇一年八月一日辭任本公司董事之職務。

** 尹輝先生於二〇〇一年六月十九日獲委任為本公司董事之日期尚未行使購股權之數目。

除本文所披露者外，於二〇〇一年六月三十日，本公司各董事(包括彼等配偶及未滿十八歲子女)於本公司或其相聯法團(按披露權益條例之涵義)之股本或債務證券中概無擁有任何根據披露權益條例第28條須知會本公司及

於二ＯＯ一年六月三十日，根據披露權益條例第29條置存之登記冊之記錄，下列本公司董事於(1)本公司購股權計劃；及(2)越秀交通購股權計劃授予可認購以下公司普通股之購股權中擁有權益：

(1)　本公司

董事姓名	每股行使價 港元	購股權數目 於二ＯＯ一年一月一日尚未行使	於期內到期 (a)	於期內行使	於二ＯＯ一年六月三十日尚未行使
劉錦湘先生	0.5008 (c)	1,400,000	–	360,000	1,040,000 (d)
張伯華先生 *	1.0016	600,000	600,000	–	–
	0.7344 (b)	1,200,000	–	–	1,200,000
	0.5008 (c)	1,100,000	–	–	1,100,000
謝樹文先生	0.7344 (b)	1,000,000	–	–	1,000,000
	0.5008 (c)	1,000,000	–	300,000	700,000
梁凝光先生	1.0016	550,000	550,000	–	–
	0.7344 (b)	1,000,000	–	–	1,000,000
	0.5008 (c)	1,200,000	–	360,000 (e)	840,000 (f)
肖博彥先生	0.7344 (b)	1,000,000	–	–	1,000,000
	0.5008 (c)	1,000,000	–	–	1,000,000
蔡漢祥先生	1.0016	550,000	550,000	–	–
	0.5008 (c)	1,000,000	–	300,000	700,000
董迴雁先生	1.0016	550,000	550,000	–	–
	0.7344 (b)	1,000,000	–	–	1,000,000
	0.5008 (c)	1,000,000	–	300,000	700,000
黎家強先生	0.7344 (b)	1,000,000	–	–	1,000,000
	0.5008 (c)	1,000,000	–	300,000	700,000
施金鈴先生	0.5008 (c)	1,000,000	–	–	1,000,000
黃之強先生	0.5008 (c)	1,000,000	–	300,000	700,000
甄玉鳳女士	0.5008 (c)	800,000	–	–	800,000

附註：

(a)　購股權已於二ＯＯ一年三月五日到期。

(b)　購股權可由授出日期至二ＯＯ二年十一月二十一日前一個營業日止期間內隨時行使。

(c)　購股權可由授出日期一週年起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

其他資料

董事於股本或債務證券之權益

於二〇〇一年六月三十日，根據證券(披露權益)條例(「披露權益條例」)第29條置存之登記冊之記錄，下列董事於本公司及其附屬公司越秀交通有限公司(「越秀交通」)之股本或債務證券中擁有之權益如下：

	個人權益	家族權益
本公司		
(普通股每股面值0.10港元)		
劉錦湘 先生	360,000	–
謝樹文 先生	300,000	–
梁凝光 先生	200,000	60,000
蔡漢祥 先生	300,000	–
黎家強 先生	150,000	–
黃之強 先生	500,000	–
甄玉鳳 女士	500,000	–
越秀交通		
(普通股每股面值0.10港元)		
張伯華 先生 *	100,000	–
謝樹文 先生	240,000	–
梁凝光 先生	220,000	–
尹　輝 先生	390,000	–
黃之強 先生	158,000	–
甄玉鳳 女士	100,000	–

資本架構

下表概述本集團資本架構組成部份：

	二〇〇一年六月三十日		二〇〇〇年十二月三十一日	
	千港元	*%*	*千港元*	*%*
股東資金	6,571,933	62	6,485,546	64
銀行借款	3,541,401	33	3,117,603	30
可換股債券	545,073	5	581,473	6
總借款	4,086,474	38	3,699,076	36
總資本	10,658,407	100	10,184,622	100

本集團維持良好及穩健的資本架構，截至二〇〇一年六月三十日止的利息保障倍數為3.9倍。

資產質押

自上年年度結算日以來，資產質押並無重大變動。

或然負債

自上年年度結算日至二〇〇一年六月三十日，或然負債並無重大改變。但於二〇〇一年八月，由越秀交通提供的人民幣1,020,000,000元(約953,000,000港元)的擔保已獲債權銀行撤銷，因此亦解除本集團在此項擔保中的責任。

僱員

於二〇〇一年六月三十日，本集團聘用約12,780名僱員，其中約12,200名僱員主要參與本集團收費公路的管理、地產項目的發展及六間水泥及造紙廠的營運工作。本集團給予員工的薪酬主要根據行內慣例，並提供包括供款公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授予購股權。

承董事會命
董事長
劉錦湘

香港，二〇〇一年九月十九日

銀行借款中約有53%須於一年內償還。不過，管理層深信銀行借款可於到期時獲再融資。可換股債券約17%、46%及37%分別於一年、一年至兩年及兩年至五年內贖回。於一年內贖回的可換股債券由越秀交通發行。於到期時，未獲以每股2.0424港元的價格轉換為越秀交通普通股的債券，其本金金額須連同應計利息償還。於一年至兩年及兩年至五年內贖回的所有其他可換股債券由本公司發行。於到期時，未獲分別以每股0.76港元及0.6168港元的價格轉換為本公司普通股的債券，其本金金額的105%須連同應計利息償還。銀行借款中約41%為有抵押，餘下均毋須抵押。

資本承擔及開支

於二〇〇一年六月三十日，本集團的資本承擔合共1,924,000,000港元。此等資本承擔主要為了在未來數年增加固定資產，以及增建收費公路及發展中物業；另外亦包括聯營公司及共同控制實體所涉及的資本需要。

於二〇〇一年二月，本集團完成收購西臨高速公路餘下的49%權益。是項收購主要由一項於二〇〇一年籌組的五年期170,000,000港元貸款撥付，並以本集團在西臨高速公路的權益作抵押。

財資政策

本集團的整體財務及融資政策著重風險管理及資金流量控制。銀行結存一般存放在香港及中國短期定息銀行存款戶口。資金並無存放在非銀行機構或用作投資證券。管理層相信，從本集團在香港及中國附屬公司、聯營公司及共同控制實體穩定產生及／或滙出的港元、人民幣及美元資金流入，足以應付本集團短至中期人民幣、美元及港元借款、融資成本及股息的支付。

由於本集團的主要經營業務所在地位於中國，且大部份收入乃以人民幣結算，故管理層注意到滙兑風險的可能性。作為對沖策略，管理層著重主要以人民幣借款支付本集團的人民幣投資。外幣資本及債務融資亦會被選擇性地採用。

財務回顧

業績摘要

於二〇〇一年上半年，由於規模及銷售擴大，本集團的水泥及新聞紙業務均表現理想，抵銷了收費道路及地產業務溢利下降的影響。收費公路業務因地方政府禁止超載貨車行駛等因素導致表現較預期遜色。地產業務銷售面積錄得理想升幅，但銷售表現受到不同價格地產項目銷售組合轉變所影響。

於二〇〇一年上半年，本集團營業額主要由水泥及新聞紙業務擴大所推動，上升22%至1,734,760,000港元。由於部份原材料價格降低及工業業務的效率提升，整體毛利增加33%至641,941,000港元。雖然銷售、分銷、行政及其他經營支出因本集團整體業務擴充而有所增加，但股東應佔溢利較二〇〇〇年同期增加22%至46,420,000港元。

中期股息

董事會議決不宣派二〇〇一年的中期股息(二〇〇〇年：無)。

流動資金及資金來源

本集團維持穩定及充裕的財務狀況。於二〇〇一年六月三十日，本集團的銀行結存及現金共約為1,726,000,000港元，主要為人民幣，餘額46%則為美元、港元及其他外幣。

於二〇〇一年六月三十日，本集團不包括銀行透支的銀行借款(「銀行借款」)及尚未行使的可換股債券分別約為3,541,000,000港元及545,000,000港元(統稱「總借款」)。總借款較上年年度結算日增加淨額約387,000,000港元。

於二〇〇一年六月三十日，銀行借款主要是以美元及港元結算，其餘34%則以人民幣結算。可換股債券以港元結算。銀行借款及可換股債券的到期日期概述如下表：

	於下列期間內償還				
	一年內	**一年至兩年**	**兩年至五年**	**超過五年**	**總計**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
銀行借款	1,882,536	1,015,824	641,844	1,197	3,541,401
可換股債券	95,000	249,450	200,623	—	545,073
總借款	1,977,536	1,265,274	842,467	1,197	4,086,474

在二〇〇一年上半年，該廠繼續在中國內地（「中國」）國產新聞紙市場擁有最大的市場佔有率，按銷量計算，名列中國首位。雖然預期新聞紙價格會跟隨國際市場在二〇〇一年下半年放緩，但由於位於高速增長的華南市場，本集團預計該廠的全年表現能夠維持穩定。

廣州的水泥業務有所擴展

於二〇〇一年上半年，本公司和德國水泥集團海德堡水泥合資的水泥附屬公司中國世紀水泥有限公司（「世紀水泥」）因擴產，其水泥及熟料的總銷量比二〇〇〇年同期上升約17.6%至約1,200,000噸。由於大量採購原材料的折扣、固定成本減低、非高峰時期電價收費較低及效率提高，故每噸水泥單位生產成本亦下跌，抵銷了因水泥平均售價降低的影響。下游業務亦受惠於水泥價格下降，期間廣州的預拌混凝土的銷量上升至167,000立方米，而生產成本則下跌，因為水泥是預拌混凝土的原材料。

鑑於如新廣州國際機場等重大基建項目於二〇〇一年下半年動工，所以預期廣州水泥業務表現能維持滿意。由於香港的物業和政府項目減慢進度，該市場將會繼續整固。

收費公路業務受暫時性因素影響

雖然交通流量增長因廣州市為籌備第九屆全國運動會，將部份道路進行修建工程、廣東省偏遠地區禁止超載貨車行駛及油價高企而受到遏抑，本公司的收費公路附屬公司－越秀交通有限公司（「越秀交通」）於二〇〇一年上半年的股東應佔溢利下降9.1%至132,460,000港元。本集團相信，收費公路業務只是受暫時性的因素影響，交通流量將會於二〇〇二年回復增長。

未來策略及前景

展望未來，本集團計劃擴展廣州的房地產市場。隨著中國，特別是華南地區的經濟不斷發展，廣州將擁有龐大潛力。本集團的目標要發展成為此地區的主要地產發展商。此外，亦將加強其他現有業務的管理，為股東帶來滿意的回報。雖然外間經濟環境並不穩定，但本集團相信，中國，特別是華南地區的經濟表現將仍然充滿動力。

除加強市場推廣力量外，本集團繼續透過招標制度減低成本。該制度由建築工程擴展至包括採購建築材料、環境工程、裝修和園藝等工作。這種招標制度已為成本控制及質素改善帶來貢獻。

本集團相信，和本地夥伴－廣州著名的發展商之一廣州市城市建設開發集團有限公司合作，有助削減成本及建立品牌。除地點外，品牌和售後服務亦是地產業務的成功要素。本集團已經及將會繼續在這幾方面分配資源。根據一份客戶滿意程度的調查顯示，翠城花園第一期的居民對本集團的滿意程度達95%。

為加大發展力度，於二〇〇一年上半年本集團在建項目的總樓面面積增加至603,717平方米，較二〇〇〇年同期增加5.0%。二〇〇一年下半年本集團將會推出的主要項目包括星滙園、翠城花園第一期、江南新村第三期3-11和大連越秀廣場。

連接廣州市東部珠江新城至南面郊區番禺區的廣州地鐵線路擴展工程正在策劃中，並將於本年底動工。這項發展對本集團非常有利，並會增加本集團位於珠江新城的土地儲備的價值。廣州市人民政府最近收緊物業市場的管制，發展商必須完成三分之二的上蓋工程，方可進行預售。在土地拍賣會上投得土地的地價款，亦必須於24個月內繳付。本集團相信，這些政策將對擁有強大土地和財務資源且信譽良好的發展商有利。

廣州出租物業表現較香港佳

本集團在香港及廣州均擁有投資物業。於二〇〇一年上半年，香港投資物業的總租金收入維持穩定。本集團預期，於二〇〇一年下半年廣州的租賃市場的表現，將會繼續較香港好。

新聞紙業務表現強勁

廣州造紙有限公司(「廣州造紙廠」)在二〇〇一年上半年表現強勁。由於新生產線已全面投產，因此廣州造紙廠的新聞紙產量提升至每年290,000噸，令廣州造紙廠能滿足廣東省內主要報章的增長需求。在二〇〇一年上半年，廣州造紙廠售出134,500噸新聞紙，較二〇〇〇年同期增加47.94%。新聞紙平均售價上升，但由於二〇〇一年上半年廢紙和化學木漿等原材料的價格下調，該廠亦採取了多種控制成本措施，包括節省水及漿的消耗量，自設新電力供應系統亦減輕了較高價外來供電的成本壓力，故此總生產成本下降。

管理層論述及分析

業務回顧

廣州一手和二手物業市場持續向好

二〇〇一年上半年，廣州一手住宅市場的總銷量達2,370,000平方米，與二〇〇〇年同期比較，上升3.5%，承接自二〇〇〇年以來溫和上升的趨勢，平均售價為每平方米約人民幣4,965元，較二〇〇〇年同期上升3.89%。二手市場的交投異常活躍，大幅攀升100%至960,000平方米，而價格較二〇〇〇年同期下降15.9%至平均每平方米人民幣3,854元。

這些數字顯示由於購買力繼續改善，廣州住宅一手及二手市場因而持續活躍。本集團相信廣州物業市場已開始轉勢及將擁有龐大的增長潛力，原因是廣州的自置私人住宅仍處於低水平、租金回報率理想、市民日益富裕及有接近一千萬並迅速增長的人口。

經歷數年的整固後，廣州寫字樓市場亦在二〇〇一年上半年開始復甦，由於經濟環境改善，導致寫字樓的需求增加。期間寫字樓成交量增加23.96%達至100,900平方米，高於寫字樓的供應量，使寫字樓的存貨得以消化。寫字樓空置率下降18%，售價則上升1.6%至平均每平方米人民幣10,527元。

市場定位和銷售

本集團在廣州市區擁有大規模土地儲備，以應佔基準計約800,000平方米，本集團的市場定位是專注發展如海珠區和珠江新城等市區內的住宅物業，以中價和大眾化市場為主，平均售價介乎每平方米人民幣4,000元至人民幣8,000元不等。郊區住宅項目及市區寫字樓項目只會選擇性發展。

二〇〇一年上半年廣州住宅市場仍然活躍，但亦存在競爭，本集團繼續加強市場推廣工作。例如星滙園是一個設有智能管理系統及24小時淨化水供應的高檔項目，本集團每月均籌辦主題推廣活動，綠化工作和示範單位裝修已經加快進行，並安排了公共交通及超級市場服務，藉以促進銷售。由於這些努力，已預售出星滙園全部單位的30%，佔本集團主要項目銷售總面積共38,447平方米的56%，較二〇〇〇年同期上升約60%。就廣州各大地產發展商的銷售量而言，本集團名列首20位之內。

財務摘要

	截至六月三十日止六個月	
	二〇〇一年	二〇〇〇年
	千港元	千港元
營業額	1,734,760	1,424,583
經營溢利	362,641	318,668
應佔聯營公司及共同控制實體溢利	43,043	66,789
股東應佔溢利	46,420	38,175
每股基本盈利	1.18仙	0.97仙
全面攤薄每股盈利	1.15仙	0.94仙

	二〇〇一年	二〇〇〇年
	六月三十日	十二月三十一日
	千港元	千港元
資產總額	20,237,265	19,604,175
負債總額	13,665,332	13,118,629
股東資金	6,571,933	6,485,546
每股淨資產值	1.64港元	1.65港元
總資本負債比率	38%	36%
利息保障倍數	3.9倍	3.4倍

目 錄



中期



報告



二OO一年

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

I. (3)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any , you should consult your stockbroker c fessional accountant or other professior

If you have sold al ıld at once hand this circular to the purc sale was effected for transmission to the

The Stock Exchang this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and
Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and
Proposed Applications for the Whitewash Waiver and the Special Deal Consent
(Very Substantial Acquisition and Connected Transaction)

Financial adviser to Guangzhou Investment Company Limited

BNP PARIBAS PEREGRINE

Independent Financial Adviser to the Independent Board Committee

Yu Ming Investment Management Limited

A letter from the Board is set out on pages 6 to 27 of this circular. A letter from the Independent Board Committee is set out on pages 28 and 29 of this circular. A letter from Yu Ming, the Independent Financial Adviser to the Independent Board Committee, is set out on pages 30 to 39.

A notice convening an extraordinary general meeting of Guangzhou Investment Company Limited to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Thursday, 17th January, 2002 at 10:00 a.m. is set out on pages 491 to 493. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon so as to arrive at the share registrar of Guangzhou Investment Company Limited, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting (or any adjourned meeting thereof). Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you decide to do so.

31st December, 2001

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Announcement"	the announcement made by the Company dated 10th December, 2001
"associates"	has the meaning ascribed in the Listing Rules
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Board"	the board of directors of the Company
"BVI"	the British Virgin Islands
"Carrying Value"	the share of net asset value by the Company after adding back, including but not limited to, the goodwill arising from acquisition, exchange reserve and statutory reserve
"CCCI"	China Century Cement International Limited, a company incorporated in Bermuda and a wholly owned subsidiary of the Company
"CCCI Group"	CCCI together with its subsidiaries and associated companies
"China ITI"	China Information Technology Industry Co., Limited (中科越秀(香港)信息產業發展有限公司), a company incorporated in Hong Kong and is indirectly owned by the Company as to an effective interest of 46.70%
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange and on the SES
"Completion"	completion of the Proposed Transactions which is subject to the conditions as set out under the paragraph headed "Conditions Precedent of the Proposed Transactions" being fulfilled or waived (if applicable) by the parties to the Conditional Sale and Purchase Agreement
"Concert Parties"	has the meaning ascribed to the term "persons acting in concert" under the Takeovers Code
"Conditional Sale and Purchase Agreement"	the Conditional Sale and Purchase Agreement dated 10th December, 2001 entered into between the Company and Yue Xiu regarding the Group's acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain and the Disposals

"Consideration"	the consideration of about HK$5,014 million payable by the Company to Yue Xiu for the acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain
"Consideration Shares"	about 2,152.9 million new Shares proposed to be allotted and issued by the Company to Yue Xiu on Completion in satisfaction of part of the Consideration
"CSRC"	China Securities Regulatory Commission (中國証券監督管理委員會)
"Directors"	the directors of the Company
"Disposals"	the disposals of the Company's interests in each of CCCI, Jin Peng and China ITI by the Company to Yue Xiu pursuant to the Conditional Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of the Company to be convened at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Thursday, 17th January, 2002 at 10:00 a.m. to consider and approve, if thought fit, the Proposed Transactions, the Whitewash Waiver, the Disposals and the increase of authorised share capital of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"GCAL"	Greater China Appraisal Limited, an independent property valuer
"Group"	the Company together with its subsidiaries and associated companies
"Guangzhou"	Guangzhou Municipality, the PRC
"Guangzhou Construction"	Guangzhou City Construction & Development Holdings Limited (廣州市城市建設開發集團有限公司), a state owned enterprise in the PRC under the supervision of Guangzhou Construction Commission (廣州市建設委員會)
"Guangzhou Construction BVI"	Guangzhou Construction & Development Holdings (China) Limited (城市建設開發集團(中國)有限公司), a company incorporated in the BVI and a wholly owned subsidiary of Yue Xiu
"Guangzhou Construction BVI Group"	Guangzhou Construction BVI together with its subsidiaries and associated companies

"Guangzhou Construction Group"	Guangzhou Construction together with its subsidiaries and associated companies immediately prior to its internal reorganisation
"Guangzhou Construction Other Business"	the other property-related businesses to be owned by Guangzhou Construction BVI including property agency and management services, project supervising, investment holding and retailing pursuant to an internal reorganisation of the Guangzhou Construction Group
"GZT"	GZI Transport Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Guangzhou Construction Projects"	the property projects interests to be owned by Guangzhou Construction BVI pursuant to an internal reorganisation of the Guangzhou Construction Group
"HKGAAP"	Hong Kong Generally Accepted Accounting Principles
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee of the Company comprising Messrs. Yu Lup Fat, Joseph and Lee Ka Lun
"Independent Financial Adviser"	Yu Ming
"Independent Shareholders"	Shareholders other than Yue Xiu and other Shareholders who are involved or interested in the Proposed Transactions, and any of their respective associates and Concert Parties who are prohibited from voting on the relevant resolutions at the EGM under the Takeovers Code or the Listing Rules
"Jin Peng"	Guangzhou Jin Peng Group Co., Ltd. (廣州金鵬集團有限公司), a company incorporated in the PRC and is indirectly owned by the Company as to an effective interest of 36.84%
"Latest Practicable Date"	28th December, 2001, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein
"Listing Committee"	Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"PRC"	the People's Republic of China

"Proposed Transactions"	the transactions contemplated under the Conditional Sale and Purchase Agreement including, inter alia, the continual provision of guarantees up to a maximum of HK$175 million by the Company to secure banking facilities extended by certain banks to the CCCI Group
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SDPC"	the PRC State Development and Planning Commission (中國國家發展計劃委員會)
"SES"	Singapore Exchange Securities Trading Limited
"SFC"	Securities and Futures Commission of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Special Deal Consent"	the consent from the Executive required under Note 4 to Rule 25 of the Takeovers Code
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Gain"	Super Gain Development Limited (盛德發展有限公司), a company incorporated in the BVI which through its subsidiaries is principally engaged in property investment and development businesses in the PRC
"Super Gain Group"	Super Gain together with its subsidiaries and associated companies
"Super Gain Projects"	the property projects interests owned by Super Gain
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Valuation"	the independent property valuation by GCAL of the market value of the Guangzhou Construction Projects to be owned by Guangzhou Construction BVI and a 49% interest in Super Gain Projects as at 31st October, 2001
"Valuation Report"	a letter, a summary of valuation and valuation certificates prepared by GCAL in relation to the Valuation

"Whitewash Waiver"	a waiver in respect of the obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the Shares which would otherwise arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s) pursuant to the Conditional Sale and Purchase Agreement
"WTO"	World Trade Organisation
"Yu Ming"	Yu Ming Investment Management Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Yue Xiu"	Yue Xiu Enterprises (Holdings) Limited
"Yue Xiu Group"	Yue Xiu together with its subsidiaries and associated companies excluding the Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Reminbi, the lawful currency of the PRC
"sq.ft."	square feet
"sq.m."	square metre(s)
"%"	per cent.

In this circular, for information purpose only, certain amounts in RMB have been translated into HK$ at the rate of HK$1 to RMB1.06. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates at all.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wong Chi Keung
Yan Yuk Fung
Yu Lup Fat, Joseph *
Lee Ka Lun *

* *Independent non-executive directors*

Registered office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

31st December, 2001

To the Shareholders

Dear Sir or Madam,

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and
Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and
Proposed Applications for the Whitewash Waiver and the Special Deal Consent
(Very Substantial Acquisition and Connected Transaction)

1. INTRODUCTION

It was announced on 10th December, 2001 that the Company and Yue Xiu entered into the Conditional Sale and Purchase Agreement dated 10th December, 2001, pursuant to which, inter alia,

the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain, being currently a 51% subsidiary of the Company, for a total consideration of about HK$5,014 million, subject to certain conditions.

The Consideration of about HK$5,014 million will be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s). The terms of the Conditional Sale and Purchase Agreement have been arrived at after arm's length negotiations and are based on normal commercial terms. The Directors believe that the Proposed Transactions represent a good opportunity for the Company to refocus on property investment and development businesses and to strengthen its position as one of the largest property developers in Guangzhou. The Directors consider that the Proposed Transactions are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

Yue Xiu and its Concert Parties held about a 43.86% interest in the issued share capital of the Company as at the Latest Practicable Date. Pursuant to the Listing Rules, the Proposed Transactions constitute a very substantial acquisition and a connected transaction of the Company. As the Proposed Transactions satisfy the conditions as stipulated under rule 14.07(3) of the Listing Rules, it does not constitute a new listing. In addition, as a consequence of the allotment and issuance of the Consideration Shares, the direct shareholding interest of Yue Xiu and its Concert Parties in the Company will be increased from about 43.86% of the existing issued share capital to about 63.48% of the enlarged share capital of the Company immediately after Completion. Accordingly, an application for the Whitewash Waiver has been made by Yue Xiu to the Executive.

Under Rule 26 of the Takeovers Code, Yue Xiu and its Concert Parties, would be obliged, unless the Whitewash Waiver is granted, to make an unconditional general offer for all the issued Shares not already owned by Yue Xiu and its Concert Parties. An application has been made by Yue Xiu to the Executive for a waiver in respect of any obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the Shares of the Company which would (save for the Whitewash Waiver) arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu. Such Whitewash Waiver, if granted by the Executive, will be subject to the Independent Shareholders' approval on a vote taken by way of a poll at the EGM. The Executive has agreed, subject to the approval by the Independent Shareholders on a vote taken by way of a poll, to grant the Whitewash Waiver.

If the Proposed Transactions are approved by the Independent Shareholders, immediately upon Completion, Yue Xiu and its Concert Parties will hold about 63.48% of the issued share capital of the Company as enlarged by the Consideration Shares to be issued under the Conditional Sale and Purchase Agreement. If the Whitewash Waiver is granted by the Executive, Yue Xiu and its Concert Parties would not be required to make a mandatory offer for the Shares which would otherwise arise as a result of the allotment and following the issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement and would be free to acquire additional Shares without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer. In the circumstances, there will be no general offer for the Shares as a result of the Proposed Transactions.

The Board also proposes to increase the authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares. Save as disclosed in this letter under the paragraph headed "The Proposed Transactions", the Directors do not have any intention of issuing any part of the share capital of the Company.

The Disposals as stipulated under the Conditional Sale and Purchase Agreement constitute a special deal under Rule 25 of the Takeovers Code and hence require consent from the Executive. Accordingly, an application has been made to the Executive for the Special Deal Consent. The Executive has indicated that the Special Deal Consent will be granted, subject to the Independent Financial Adviser stating in their opinion that the terms of the Disposals are fair and reasonable and the Independent Shareholders passing the relevant resolution to approve the Disposals on a vote taken by way of a poll. If the Proposed Transactions are not approved by the Independent Shareholders, the Company shall not be bound to proceed with the Disposals. Accordingly, the Proposed Transactions will cease and terminate, and Yue Xiu and the Company shall not have any liability under the Conditional Sale and Purchase Agreement.

In addition, pursuant to the Listing Rules, the Disposals constitute a discloseable and connected transaction of the Company. Accordingly, the Disposals may only proceed with the approval of the Independent Shareholders. Yu Ming has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of, among other things, the terms of the Disposals as stipulated in the Conditional Sale and Purchase Agreement.

As Yue Xiu has an interest in the Proposed Transactions, Yue Xiu and its Concert Parties will abstain from voting on the resolutions to approve the Proposed Transactions, the Whitewash Waiver and the Disposals at the EGM.

Sections 3(a) and (b) of Schedule VI of the Takeovers Code provide that notwithstanding the fact that the issue of new securities is made conditional upon the prior approval of a majority of the shareholders independent of the transaction at a general meeting of the company:

(a) the Executive will not normally waive an obligation under Rule 26 of the Takeovers Code if the person to whom the new securities are to be issued or any person acting in concert with him has acquired voting rights in the company in the six months prior to the announcement of the proposals but subsequent to negotiations, discussions or the reaching of understandings or agreements with the directors of the company in relation to the proposed issue of new securities; and

(b) a wavier will be invalidated if, without the prior consent of the Executive, any acquisitions or disposals of voting rights are made by such persons in the period between the announcement of the proposals and the shareholders' meeting.

During the period from 11th June, 2001, being six months before the Announcement, to the Latest Practicable Date, Yue Xiu and two Directors had dealings in Shares, details of which are set out in Appendix VIII — "General Information" of this circular.

Under the Takeovers Code, a company with any of its directors are deemed to be acting in concert with others in the same class unless the contrary is established.

However, at the time of the share acquisition on 11th July, 2001 by Mr. Xiao Boyan ("Mr. Xiao"), Yue Xiu and the Company had not commenced any negotiation or discussion on the terms and conditions in respect of the Proposed Transactions. Accordingly, such share acquisition does not constitute a disqualifying transaction under Section 3(a) of Schedule VI of the Takeovers Code.

When Mr. Xiao disposed of the 100,000 Shares ("Share Disposal") on 11th December, 2001, he did so without collaboration with Yue Xiu and in his honest belief that he was not a concert party of Yue Xiu which together with its associates already held about 43.8% of the issued share capital of the Company. In addition, as the Proposed Transactions are conditional upon the Executive granting the Whitewash Waiver, failing which, the Conditional Sale and Purchase Agreement will lapse. A general offer had never been contemplated by Yue Xiu and/or Mr. Xiao. Accordingly, he believed that he was free to dispose of his shareholding in the Company after the details of the Conditional Sale and Purchase Agreement were announced to the public.

The SFC has indicated that the Share Disposal constitutes a disqualifying transaction under Section 3(b) of Schedule VI of the Takeovers Code as Mr. Xiao, being a deemed concert party of Yue Xiu, has disposed of his voting rights after the Announcement and before the EGM and hence the Share Disposal will invalidate the Whitewash Waiver application.

Under Section 2.1 of the Introduction section of the Takeovers Code ("Section 2.1"), the Executive may modify or relax the application of a rule in exceptional circumstances, for example, when he considers that its strict application would operate harshly.

The value of the Share Disposal amounts to HK$73,000 whilst the size of the Proposed Transactions pursuant to the Conditional Sale and Purchase Agreement amounts to about HK$5 billion. In view of the insignificant value of the Share Disposal, in particular, when compared with the size of the Proposed Transactions, Yue Xiu has requested and the Executive has agreed to relax the application of Section 3(b) of Schedule VI under Section 2.1 as strict application of Section 3(b) would operate very harshly in these circumstances.

Mr. Xiao has expressed his regrets about the deemed breach of the Takeovers Code which was committed inadvertently under a mistaken belief.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Proposed Transactions, the Whitewash Waiver and the Disposals. Yu Ming has been appointed as the Independent Financial Adviser to advise the Independent Board Committee on whether the Proposed Transactions, the Whitewash Waiver and the Disposals are fair and reasonable so far as the Independent Shareholders are concerned.

The purpose of this circular is to provide the Shareholders with further information in relation to, among other things, the Whitewash Waiver, the Proposed Transactions, the Disposals and the proposed increase in the authorised share capital of the Company, for the purpose of voting on the resolutions set out in the notice of the EGM on pages 491 to 493 of this circular. The recommendations of the Independent Board Committee to the Independent Shareholders are set out on pages 28 and 29 of this circular. A copy of the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee as to whether the Proposed Transactions, the Whitewash Waiver and the Disposals are fair and reasonable so far as the Independent Shareholders are concerned is set out on pages 30 to 39 of this circular.

2. THE PROPOSED TRANSACTIONS

Conditional Sale and Purchase Agreement dated 10th December, 2001

Purchaser: the Company

Vendor: Yue Xiu

Assets to be acquired:

Pursuant to the Conditional Sale and Purchase Agreement, the Company will purchase or procure to purchase from Yue Xiu a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain, being currently a 51% owned subsidiary of the Company for a total consideration of about HK$5,014 million, subject to certain conditions precedent as described in paragraph 10 below. Guangzhou Construction BVI and Super Gain will each become a wholly owned subsidiary of the Company immediately after Completion.

The charts below illustrate (i) the shareholding structures of the Group and the Yue Xiu Group; (ii) the shareholding structures of the property investment and development businesses of the Group and the Yue Xiu Group; and (iii) the major business divisions of the Group immediately prior to and after Completion:

Immediately prior to Completion



Yue Xiu(2)
Public
43.86%
56.14%
The Company
100%
Guangzhou Construction BVI
49%
51%
Guangzhou Construction Other Business
Guangzhou Construction Projects
Super Gain
Other Property Business(4)
Pulp and Paper Manufacturing
Toll Roads and Bridges Operations
Super Gain Projects
100%
36.84%(5)
46.70%(5)
CCCI
Jin Peng
China ITI
Cement and Ready-Mixed Concrete Manufacturing
High Tech Business

Immediately after Completion


Yue Xiu(2)
Public
63.48%
36.52%
100%
36.84%(5)
46.70%(5)
CCCI
Jin Peng
China ITI
The Company
Cement and Ready-Mixed Concrete Manufacturing
High Tech Business
100%
Guangzhou Construction BVI
Super Gain
Guangzhou Construction Other Business
Guangzhou Construction Projects(3)
Super Gain Projects(3)
Pulp and Paper Manufacturing
Other Property Business(4)
Toll Roads and Bridges Operations

Notes:

1. Not all of the intermediate holding companies are included in the above charts.

2. Yue Xiu's and its Concert Parties' interests in the Company may change immediately prior to and after Completion as a result of such other Shares which may fall to be issued upon the exercise of outstanding share options granted and conversion of the existing convertible bonds issued by the Company.

3. The Group's interests in each of the respective Super Gain Projects and Guangzhou Construction Projects range from 10% to 100%.

4. The Group's interest in other property business includes various property investment and development projects located mainly in Hong Kong and Macau.

5. It represents the effective interests in Jin Peng and China ITI, owned by the Group immediately prior to Completion, and to be owned by the Yue Xiu Group immediately after Completion.

3. CONSIDERATION AND SUBSCRIPTION CONSIDERATION

The Consideration payable to Yue Xiu by the Company for a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain amounts to about HK$5,014 million in aggregate. Pursuant to the Conditional Sale and Purchase Agreement, the Consideration is to be satisfied by the Company on Completion as to: (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s).

The Consideration was negotiated on an arm's length basis between Yue Xiu and the Company and was determined by reference to the aggregate of the audited net asset value of the Guangzhou Construction BVI Group prepared in accordance with HKGAAP and on a combined basis, based on the audited accounts or, where appropriate, management accounts of all companies comprising the Guangzhou Construction BVI Group as if the reorganised group structure had been in existence as at 30th June, 2001, and the audited consolidated net asset value of Super Gain as at 30th June, 2001 prepared in accordance with HKGAAP, and after adjustment based on an independent property valuation conducted by GCAL, of a 100% interest in Guangzhou Construction Projects and a 49% interest in the Super Gain Projects as at 31st October, 2001. The aggregate audited net asset value of a 100% interest in the Guangzhou Construction BVI Group and a 49% interest in the Super Gain Group prepared in accordance with HKGAAP as at 30th June, 2001, and after an adjustment based on an independent property valuation conducted by GCAL, as at 31st October, 2001 referred to in the above, amounted to about HK$8,356 million ("Appraised Audited Net Asset Value"). The Consideration represents a discount of 40% to the Appraised Audited Net Asset Value.

The consideration of HK$1,550 million for the Disposals was determined on an arm's length basis and has taken into account of the Company's interests in the aggregate Carrying Value under the Disposals after adding back the shareholders' loans of about HK$886 million payable to the Group as at 30th June, 2001.

Cash consideration

The cash consideration payable by the Company will be financed by internal resources and bank borrowings.

Issue of Consideration Shares

The Consideration Shares will be allotted and issued at a price (credited as fully paid) equivalent to the average closing price of the Shares as quoted on the Stock Exchange over the immediately preceding five trading days prior to the date of Announcement of HK$0.68 per Consideration Share, which is also equivalent to the closing price per Share at HK$0.68 on 10th December, 2001. The number of Consideration Shares to be issued are about 2,152.9 million Shares, representing about 53.7% of the Company's existing issued share capital and about 34.9% of its enlarged issued share capital.

In addition, as at the Latest Practicable Date, Yue Xiu holds two tranches of convertible bonds issued by the Company in the aggregate principal amount of about HK$450.1 million. Assuming full conversion of such convertible bonds into Shares at the agreed conversion prices, the Company would issue about 653.4 million Shares, representing about 10.6% of the Company's issued share capital as enlarged by the Consideration Shares and about 9.6% of its issued share capital as enlarged by the Consideration Shares and the Shares to be issued upon full conversion of the convertible bonds.

Please refer to paragraph 11 below for the detailed changes in the Company's shareholding structure pursuant to the Proposed Transactions and the full conversion of the convertible bonds.

4. INFORMATION ON GUANGZHOU CONSTRUCTION BVI

Guangzhou Construction was established in 1983 and is a state owned enterprise in the PRC under the supervision of Guangzhou Construction Commission (廣州市建設委員會). It is one of the largest property developers in Guangzhou. Guangzhou Construction is principally engaged in property investment and development businesses in Guangzhou. Its principal assets are its interests in the Guangzhou Construction Projects. Apart from its principal business, Guangzhou Construction is also engaged in other property-related businesses, including property agency and management services, project supervising, investment holding and retailing.

Pursuant to the approval document Ji Wai Zi (2001) No. 1807 dated 25th September, 2001 issued by the SDPC, a 95% interest in Guangzhou Construction held by the Guangzhou Municipal People's Government would be injected into Yue Xiu. The SDPC has also approved Yue Xiu to dispose of its interest in the reorganised Guangzhou Construction Group (see next paragraph) to the Company.

For the purpose of injection, Guangzhou Construction is in the process of undergoing an internal reorganisation in order to rationalise the business and shareholding structure of its various business interests before being injected into the Yue Xiu Group. As a result of such internal reorganisation, Guangzhou Construction BVI has been established and will become the ultimate investment holding company of the reorganised Guangzhou Construction Group. Immediately after such reorganisation, new sino-foreign joint ventures, which will be owned as to about 95% by Guangzhou Contruction BVI and the remaining interest by Guangzhou Construction, will be established to hold the Guangzhou Construction Projects and the Guangzhou Construction Other Business.

The table below sets out the key development statistics of a 100% interest in Guangzhou Construction BVI Group as at 30th June, 2001 (as if the reorganised group structure had been in place) which are all located in Guangzhou:

	Attributable land area	Attributable gross floor area
	Sq.m.	*Sq.m.*
Properties held for future development	3,806,708	—
Properties under development	—	535,523
Properties held for sale	—	111,439
Investment properties	—	297,009
	3,806,708	943,971

For more than 18 years, Guangzhou Construction has developed various high profile residential and commercial projects in Guangzhou. Commercial projects include City Development Plaza, China Mayor's Building and White Horse Commercial Building in Guangzhou. Residential projects include Cloudview Garden located in Ersha Island, Mingya Mansion, Greenery Mansion, Sunny Mansion, Karen Mansion, Tongde Garden, Nanya Mansion, Fortuna Garden, Huangshi Garden, Huiya Mansion, Easy Garden, Junhui Complex, Tianhui Court and various low-density and large scale residential projects in various districts in Guangzhou.

Guangzhou Construction has built up its reputation and developed a quality brand name in the real estate market in Guangzhou. Guangzhou Construction has won numerous awards since its establishment. These awards include the "country's top 100 real estate developers" granted by the National Ministry of Construction and State Statistic Bureau in 1994, "The National Model Residence" of the Mingya Mansion Project for its outstanding property management and "The National Special Luban Award", the national highest quality award by the Ministry of Construction in 1996.

The following is a summary of the audited financial information of Guangzhou Construction BVI Group for each of the three years ended 31st December, 2000 and the six months ended 30th June, 2001 prepared on a combined basis, based on the audited accounts or, where appropriate, management accounts of all companies comprising the Guangzhou Construction BVI Group as if the reorganised group structure had been in existence throughout the three years ended 31st December, 2000 and the six months ended 30th June, 2001, in accordance with HKGAAP.

	Six months ended 30th June,		Year ended 31st December,	
	2001	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover				
- Property investment and development businesses	332,395	1,259,440	1,317,902	764,101
- Other property related businesses	204,603	349,835	311,582	234,933
	536,998	1,609,275	1,629,484	999,034
Profit before tax				
- Property investment and development businesses	130,585	414,477	684,157[(2)]	188,081
- Other property related businesses	16,099	18,699	56,490	521
	146,684	433,176	740,647	188,602
Profit after tax	130,769	289,693	487,919	139,891
Profit after tax and after minority interests	114,087	202,386	398,584	100,979

Notes:

1. The above financial information is prepared and adjusted in accordance with the principal accounting policies adopted by the Group. In particular, there is a timing difference in revenue recognition where the Guangzhou Construction Group recognises revenues from the sale of properties only after construction of the relevant property development projects are completed, but under the Group's accounting policies, revenues from the sale of properties under development in advance of completion are recognised when a legally binding contract of sale has been executed (please refer to 2(j) of Section V of Appendix II to this circular).

2. The profit before tax in 1999 included government subsidies of Rmb244.3 million (about HK$230.5 million) which represented income tax refunded to the Guangzhou Construction Group pursuant to the preferential tax treatment previously granted to the Guangzhou Construction Group. Such preferential tax treatment was abolished with effect from 1st January, 2000.

The audited combined net asset value of the Guangzhou Construction BVI Group as at 30th June, 2001, after adjustment to an independent property valuation as at 31st October, 2001, was about RMB6,742.9 million (about HK$6,361.3 million), which included a provision of land premium of about RMB1,009.0 million (about HK$951.8 million). According to the PRC rules and regulations, Guangzhou Construction BVI Group is required to settle the relevant land premium in accordance with the payment schedule as agreed by the government prior to obtaining the relevant land title, approvals and consents.

5. INFORMATION ON SUPER GAIN

Prior to the Proposed Transactions, the Company and Yue Xiu own a 51% interest and a 49% interest in Super Gain respectively. Super Gain is an investment holding company established by the Company and Yue Xiu in 1997 for the purpose of the implementation of the Group's property business reorganisation in 1998 by holding the Yue Xiu Group's and the Group's respective interests in property investment and development projects in the PRC.

The table below sets out the key development statistics of a 49% interest in the Super Gain Group as at 30th June, 2001 which are all located in the PRC:

	Attributable land area *Sq.m.*	**Attributable gross floor area** *Sq.m.*
Properties held for future development	188,854	—
Properties under development	—	310,310
Properties held for sale	—	34,872
Investment properties	—	9,576
	188,854	354,758

The following is a summary of the audited consolidated financial information of Super Gain for each of the three years ended 31st December, 2000 and the six months ended 30th June, 2001 prepared in accordance with HKGAAP.

	Six months ended 30th June,	**Year ended 31st December,**		
	2001	**2000**	**1999**	**1998**(Note)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	264,520	503,734	130,583	—
Profit/(loss) before tax	46,627	55,323	(14,828)	(17)
Profit/(loss) after tax	33,386	29,292	(34,530)	(17)
Profit/(loss) after tax and after minority interests	25,775	13,513	(35,797)	(17)

Note: Super Gain was established in 1997 but business operation did not commence until 1999.

The audited consolidated net asset value of Super Gain as at 30th June, 2001, after adjustment to an independent property valuation as at 31st October, 2001, was about HK$4,072.3 million, which included a provision of land premium of about HK$835 million. According to the PRC rules and regulations, Super Gain Group is required to settle the relevant land premium in accordance with the payment schedule as agreed by the government prior to obtaining the relevant land title, approvals and consents.

6. INFORMATION ON CCCI

CCCI is an investment holding company which is wholly owned by the Company. The principal assets of CCCI are its investments in certain cement plants and ready-mixed concrete plants, including:

	Effective interest (%)
Cement plants	
Tangshan Qixin Cement Company Limited	51.0
Huadu Cement Limited	35.0
Guangzhou Zhujiang Cement Co. Ltd.	49.7
Guangzhou Cement Factory	49.0
Ready-mixed concrete plants	
Guangdong Yuequn Concrete Company Limited	63.0
Guangdong Yuesheng Concrete Co., Ltd.	63.0
Yue Xiu Concrete Company Limited	35.7
Guangzhou Five Rams Cement Company Limited	49.0
Multi-Way Industries Limited	38.5

Financial information of CCCI

The table below sets out a summary of the audited consolidated results for the two years ended 31st December, 2000 and the unaudited consolidated results for the six months ended 30th June, 2001 of the CCCI Group prepared in accordance with HKGAAP:

	Six months ended 30th June, 2001	**Year ended 31st December, 2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	527,562	1,057,006	1,112,403
Profit before tax	16,349	15,627	89,523
Profit after tax	10,796	1,489	67,892
Profit/(loss) after tax and after minority interests	1,286	(14,297)	14,148

The unaudited Carrying Value of the CCCI Group as at 30th June, 2001 was about HK$240.5 million. CCCI Group had an aggregate amount due to the Company of about HK$821.0 million as at 30th June, 2001.

The Company will continue to provide guarantees for banking facilities up to a maximum of HK$175 million extended by certain banks to the CCCI Group. Such guarantees may not be released upon Completion but may continue until the maturity of the respective banking facilities. As at the Latest Practicable Date, these banking facilities have been utilised to the extent of about HK$175 million by the CCCI Group. These guarantees are unsecured and the underlying banking facilities are bearing interest from HIBOR plus 1.5% to HIBOR plus 1.75% per annum and will expire between 2002 and February 2005. Yue Xiu has agreed to provide a counter guarantee up to the same amount to the Company in this regard. As the provision of guarantees by the Company in favour of the CCCI Group after Completion constitutes a connected transaction, it may only proceed with the approval of the Independent Shareholders. As Yue Xiu has an interest in the provision of guarantees by the Company in favour of the CCCI Group after Completion, Yue Xiu and its associates will abstain from voting on the relevant resolution at the EGM.

7. INFORMATION ON JIN PENG

The Group owns an effective interest of about 36.84% in Jin Peng which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in the information-related industry (including information technology consulting services) in the PRC.

Financial information of Jin Peng

The Group acquired an effective interest of 32.75% in Jin Peng by the end of December 1999 and has subsequently increased such effective interest to 36.84% in 2001. The table below sets out a summary of the audited results for the two years ended 31st December, 2000 and the unaudited results for the six months ended 30th June, 2001 of Jin Peng shared by the Group prepared in accordance with HKGAAP:

	Six months ended 30th June,	**Year ended 31st December,**	
	2001	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
Share of profits/(losses)	(15,227)	3,127	—

The unaudited Carrying Value of Jin Peng as at 30th June, 2001 shared by the Group was about HK$146.0 million. The Group had provided a shareholder's loan for its investment in Jin Peng of about HK$55.1 million as at 30th June, 2001.

8. INFORMATION ON CHINA ITI

The Group owns an effective interest of about 46.70% in China ITI which is principally engaged in the provision of out-of-the-box Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solve problems in using geographic data. China ITI and its subsidiaries can provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/wastewater treatment, environmental and public utilities management.

Financial information of China ITI

The Group acquired an effective interest of 46.70% in China ITI in August 2000. The table below sets out a summary of the unaudited consolidated results for the year ended 31st December, 2000 and the six months ended 30th June, 2001 of China ITI prepared in accordance with HKGAAP:

	Six months ended 30th June, 2001	**Year ended 31st December, 2000**
	HK$'000	*HK$'000*
Turnover	1,048	6,224
(Loss) before tax	(7,376)	(181)
(Loss) after tax	(7,376)	(181)
(Loss) after tax and after minority interests	(3,044)	(510)

The unaudited Carrying Value of China ITI as at 30th June, 2001 was about HK$223.6 million. The Group had provided a shareholder's loan for its investment in China ITI of about HK$9.9 million as at 30th June, 2001.

9. REASONS FOR AND EFFECTS OF THE PROPOSED TRANSACTIONS

The Group is principally engaged in (i) property development; (ii) manufacture and sale of pulp and paper; (iii) manufacture and sale of cement and ready-mixed concrete; and (iv) operation of toll highways, expressways and bridges. The Directors believe that the Proposed Transactions will be beneficial to the development of the Group for the following reasons:

- the Proposed Transactions will enable the Group to refocus on and to strengthen its property investment and development businesses in the PRC. By acquiring the Guangzhou Construction BVI Group, a leading property developer with a quality brand name and substantial land bank and property development projects in Guangzhou, the Group will become a dominant player in the real estate market in Guangzhou. By leveraging on the

strength of the Guangzhou Construction BVI Group in the commercial and residential property markets, in particular in Guangzhou, and its own expertise, the Group's enlarged property investment and development businesses would benefit from the pooling of resources and expertise;

- Guangzhou is one of the fastest growing and affluent cities in the PRC with the second highest monthly household income and GDP per capita in the PRC in 2000. A sustained income growth of household income in the city and the government's tax cuts initiatives to stimulate the property market will boost the growth in the residential property market of Guangzhou. In addition, the PRC's entry into the WTO will bring into the PRC a large number of foreign companies which will bolster the demand for both residential and commercial properties. The Directors believe that all these factors will contribute to the growth in the property market of Guangzhou in the next few years;

- the Proposed Transactions will strengthen the existing PRC property investment portfolio of the Company and enlarge the Company's attributable land area and attributable gross floor area by about 4.0 million sq.m and 1.3 million sq.m respectively. The Company will become one of the few leading listed companies in Hong Kong to benefit from the growth in the PRC property development market. This would put the Company in an advantageous position as future land sales in Guangzhou is now being conducted through auctions, which tend to increase land prices;

- the Proposed Transactions will allow the Company to capture the market potential in Guangzhou, which is positioned as a regional service center for Southern provinces. Fundamentals that support the recovery of property market in the major cities in the PRC include the PRC's entry into WTO which will create extra demand for commercial properties, sustained income growth, mortgage rate cuts, and increased push for housing reform by the government; and

- the Disposals provide an excellent opportunity for the Group to deploy and focus its resources on its core property investment and development related businesses.

It is the intention of the Group to expand its property investment and development businesses in Guangzhou which will have a great market potential with the continuous economic development of the PRC, particularly in the Southern part of the PRC. The Group's goal is to become one of the largest property developers in Guangzhou.

Financial effect of the Proposed Transactions

Net tangible assets value

Set out in Appendix IV to this circular is a pro forma statement of unaudited combined net tangible assets of the enlarged group, assuming that completion of the Proposed Transactions had been effected on 30th June, 2001 (the "Enlarged Group"). On the bases set out in Appendix IV, the unaudited pro forma adjusted combined net tangible assets of the Enlarged Group will be about HK$11,681.1 million. This represents a 85.1% increase compared to the unaudited consolidated net tangible assets of the Group before the completion of the Proposed Transactions of about

HK$6,311.1 million. The total number of issued Shares upon Completion will increase from about 4,008.3 million to about 6,161.2 million as a result of the issuance of about 2,152.9 million Consideration Shares as contemplated under the Conditional Sale and Purchase Agreement. The unaudited pro forma adjusted combined net tangible asset value per Share of the Enlarged Group, assuming no conversion of convertible bonds or exercise of share options, will be about HK$1.90. This represents a 21.0% increase compared to the unaudited consolidated net tangible asset value per Share of the Group before the completion of the Proposed Transactions of about HK$1.57.

10. CONDITIONS PRECEDENT OF THE PROPOSED TRANSACTIONS

Completion of the Proposed Transactions is conditional upon, amongst other matters, the following conditions being fulfilled:

(i) all necessary approvals and consents and registrations required under PRC laws and regulations (including CSRC) having been obtained by the Company, Yue Xiu and Guangzhou Construction BVI for the carrying out of the Proposed Transactions;

(ii) Guangzhou Construction BVI becoming the ultimate holding company of the Guangzhou Construction BVI Group into which the ownership of, title in and right to undertake the Guangzhou Construction Projects and Guangzhou Construction Other Bushiness have been transferred, and all necessary approvals relating thereto having been obtained from the relevant PRC government authorities and other relevant government authorities;

(iii) Yue Xiu having obtained all necessary consents from its bank creditors to the disposals of the 100% interest in Guangzhou Construction BVI and 49% interest in Super Gain and its acquisitions from the Company of 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI;

(iv) the Company having obtained all necessary consents from its bank creditors to the Disposals;

(v) all rights over the Disposals having been waived by the pre-emptive party/parties and all necessary consents in connection with or incidental to the Disposals having been obtained;

(vi) the passing by the Independent Shareholders (with Yue Xiu and its associates abstaining from voting) of an ordinary resolution at the EGM approving, ratifying and confirming the Conditional Sale and Purchase Agreement and approving the Proposed Transactions contemplated therein, including the allotment and issuance of the Consideration Shares and the provision of guarantees to the CCCI Group by the Company and any necessary or suitable action as may be required to implement the Conditional Sale and Purchase Agreement;

(vii) the passing by the Shareholders of an ordinary resolution at the EGM approving the increase of authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares of HK$0.1 each;

(viii) the passing of a resolution by an independent vote (within the meaning of Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code, or as may otherwise agreed by the SFC) of the Independent Shareholders (with Yue Xiu and its Concert Parties abstaining from voting) by poll at the EGM approving a waiver in respect of the obligation of Yue Xiu (and/or its Concert Parties) to make a mandatory general offer for all the Shares which would otherwise arise as a result of the Proposed Transactions and the allotment and issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement;

(ix) the passing of a separate resolution taken on a poll, by the Independent Shareholders (with Yue Xiu and its Concert Parties abstaining from voting) at the EGM approving the Disposals;

(x) the Listing Committee of the Stock Exchange and the SES granting or agreeing to grant the listing of and permission to deal in the Consideration Shares;

(xi) the Stock Exchange and the SES not having notified the Company that the listing of the Company's securities will or may be suspended at, upon, or as a result of Completion;

(xii) the Executive granting the Whitewash Waiver under Rule 26 of the Takeovers Code in connection with the issuance of the Consideration Shares;

(xiii) the Executive granting the Special Deal Consent under Rule 25 of the Takeovers Code in connection with the Disposals;

(xiv) all authorisations, registrations, filings, licences, confirmations, clearances, rulings, decisions, consents, permissions and approvals necessary or appropriate for or in connection with the Proposed Transactions having been obtained or made; and

(xv) the receipt by the Company of a legal opinion issued by a firm of lawyers qualified to practise in the PRC, in such form and substance satisfactory to the Company and Yue Xiu confirming, among such other matters as the Company may reasonably prescribe, the legality, validity and enforceability of the transactions contemplated by the Conditional Sale and Purchase Agreement and Guangzhou Construction BVI Group's title to the Guangzhou Construction Projects under applicable PRC laws and regulations.

Save for conditions (viii), (ix), (xii) and (xiii) above, in the event that all other conditions are not fulfilled or waived by the Company on or before 31st March, 2002 (or such later date as may be agreed between the parties), the Conditional Sale and Purchase Agreement and all rights and obligations thereunder will cease and terminate and no party shall have any liability under it.

11. CHANGE IN THE COMPANY'S SHAREHOLDING STRUCTURE AS A RESULT OF THE PROPOSED TRANSACTIONS

The following table sets out the changes in the shareholding structure of the Company as a result of (i) the allotment and issuance of the Consideration Shares; and (ii) the conversion of all existing convertible bonds held by Yue Xiu:

	Existing shareholding structure		Immediately after Completion (allotment and issuance of the Consideration Shares)		Immediately after Completion and conversion of all existing convertible bonds	
	Shares *(million)*	%	Shares *(million)*	%	Shares *(million)*	%
Yue Xiu	1,756.0	43.81	3,908.9	63.44	4,562.3	66.95
Directors	2.2	0.05	2.2	0.04	2.2	0.03
Independent Shareholders	2,250.1	56.14	2,250.1	36.52	2,250.1	33.02
	4,008.3	100.00	6,161.2	100.00	6,814.6	100.00

12. INCREASE IN AUTHORISED SHARE CAPITAL

In order to facilitate the Proposed Transactions, an ordinary resolution will be proposed at the EGM to increase the authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares.

13. APPOINTMENT OF NEW DIRECTORS

The chairman and the general manager of Guangzhou Construction together with the general manager of Super Gain will be appointed as directors of the Company. Set out below are the biographies of the proposed new Directors:

Mr. Li Fei

Mr. Li Fei, aged 49, joined Guangzhou Construction in 1998. He graduated at Hunan University in 1987 majoring in Chinese studies. He is currently the chairman of Guangzhou Construction and is responsible for the strategic planning, business development and operations of the Guangzhou Construction Group.

Mr. Luo Guoqing

Mr. Luo Guoqing, aged 39, joined Guangzhou Construction in 1983. He graduated at Huanan Polytechnic University majoring in construction engineering. In June 1998, he obtained his master's degree at Jinan University where he studied the postgraduate course in business management. He is currently the vice chairman, general manager and senior engineer of Guangzhou Construction overlooking the general operations of the Guangzhou Construction Group.

Mr. Wang Hongtao

Mr. Wang Hongtao, aged 51, joined Guangzhou Construction in 1985. He graduated at Hehai University majoring in port engineering. He is currently a director of Guangzhou Construction and the general manager of Super Gain. He is responsible for the business development and operations of the Super Gain Group.

14. APPROVAL BY THE INDEPENDENT SHAREHOLDERS

As at the Latest Practicable Date, Yue Xiu and its Concert Parties beneficially owned about 43.86% of the issued share capital of the Company. Accordingly, the Proposed Transactions constitute a connected transaction of the Company for the purposes of the Listing Rules. The Proposed Transactions also constitute a very substantial acquisition of the Company for the purposes of the Listing Rules. Accordingly, the Proposed Transactions may only proceed with the approval of the Independent Shareholders. As the Proposed Transactions satisfy the conditions as stipulated under rule 14.07(3) of the Listing Rules, it does not constitute a new listing.

An Independent Board Committee, comprising Messrs. Yu Lup Fat, Joseph and Lee Ka Lun, has been formed to advise the Independent Shareholders in relation to the Proposed Transactions, the Whitewash Waiver and the Disposals. The other Directors were not appointed as members of the Independent Board Committee as they are either salaried employees of the Company or directors of Yue Xiu which may preclude them from being able to provide an objective recommendation to the Independent Shareholders in relation to the Proposed Transactions, the Whitewash Waiver and the Disposals. Yu Ming has been appointed as the Independent Financial Adviser to advise the Independent Board Committee on whether the Proposed Transactions, the Whitewash Waiver and the Disposals are fair and reasonable so far as the Independent Shareholders are concerned.

15. WHITEWASH WAIVER

Implementation of the Proposed Transactions will result in an increase in the direct shareholding of Yue Xiu and its Concert Parties in the Company from about 43.86% of the existing issued share capital to about 63.48% of the enlarged issued share capital of the Company, which would (but for a waiver from the Executive) give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code. The Directors have been informed by Yue Xiu that an application has been made by Yue Xiu to the Executive for a waiver in respect of any obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the Shares which would (save for the waiver) arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu. The Executive has agreed to, subject to the approval by the Independent Shareholders at the EGM on a vote taken by way of a poll, grant the Whitewash Waiver. If the Whitewash Waiver is not obtained, the Proposed Transactions will lapse as a consequence.

If the Proposed Transactions are approved by the Independent Shareholders, immediately upon Completion Yue Xiu and its Concert Parties will hold about 63.48% of the issued share capital of the Company as enlarged by the Consideration Shares to be issued under the Conditional Sale and Purchase Agreement. If the Whitewash Waiver is granted by the Executive, Yue Xiu and its Concert Parties would not be required to make a mandatory offer for the Shares

which would otherwise arise as a result of the allotment and following the issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement and would be free to acquire additional Shares without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer. In the circumstances, there will be no general offer for the Shares as a result of the Proposed Transactions.

16. SPECIAL DEAL CONSENT

The Disposals constitute a special deal under Rule 25 of the Takeovers Code and hence require consent from the Executive. An application has been made to the Executive for the Special Deal Consent. The Executive has indicated that the Special Deal Consent will be granted, subject to (i) the Independent Financial Adviser to the Independent Board Committee stating that in their opinion the Disposals are fair and reasonable; and (ii) the Disposals being approved by the Independent Shareholders at the EGM on a vote taken by way of a poll.

In addition, as at the Latest Practicable Date, Yue Xiu and its Concert Parties beneficially owned an aggregate of about 43.86% of the issued share capital of the Company. Accordingly, the Disposals constitute connected transactions of the Company for the purposes of the Listing Rules. The Disposals also constitute discloseable transactions of the Company for the purposes of the Listing Rules. Accordingly, the Disposals may only proceed if the Independent Shareholders' approval is obtained.

If the Proposed Transactions are not approved by the Independent Shareholders, the Company shall not be bound to proceed with the Disposals. Accordingly, the Proposed Transactions will cease and terminate and Yue Xiu and the Company shall not have any liability under the Conditional Sale and Purchase Agreement.

Yue Xiu and its Concert Parties will abstain from voting on the resolutions to approve the Proposed Transactions, the Whitewash Waiver and the Disposals at the EGM.

17. FUTURE INTENTIONS

Yue Xiu considers that the Proposed Transactions are in the long term interests of the Company. It is the intention of Yue Xiu that the Group will continue its existing property investment and development businesses. Furthermore, Yue Xiu has no intention to change the Company's management and it is the intention of Yue Xiu that the Company will continue to employ its existing employees. As at the Latest Practicable Date, Yue Xiu has no intention to introduce any changes (other than the Proposed Transactions) to the business of the Company including any redeployment of the fixed assets of the Company.

There are currently fifteen Directors (including two independent non-executive Directors) on the Board. It is intended that all of them will remain on the Board immediately after Completion. The Company intends to nominate three additional Directors to the Board. Please refer to paragraph 13 headed "Appointment of New Directors" for further details.

18. LISTING AND DEALING

The Stock Exchange has indicated that it will closely monitor all future acquisitions or disposals of assets by the Company. The Stock Exchange has the discretion to require the Company to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in the Company being treated as if it were a new listing applicant.

Application will be made to the Stock Exchange and the SES for the listing of and permission to deal in the Consideration Shares.

19. EGM

There is set out on pages 491 to 493 of this circular a notice convening the EGM to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong at 10:00 a.m. on Thursday, 17th January, 2002 at which ordinary resolutions will be proposed to approve, inter alia:

- the Proposed Transactions, the allotment and issuance of the Consideration Shares and the continual provision of guarantees by the Company to the CCCI Group;
- the Whitewash Waiver;
- the Disposals; and
- the increase of the authorised share capital of the Company.

In accordance with the provisions of the Takeovers Code, the ordinary resolutions to approve the Whitewash Waiver and the Disposals shall be approved by the Independent Shareholders on a vote taken by way of a poll.

A form of proxy for use at the EGM is enclosed. Whether or not you (as a Shareholder) are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

The EGM will be convened in accordance with the provisions of the articles of association of the Company and the relevant laws, regulations and rules and a notice convening the EGM is enclosed in this circular, at which ordinary resolutions will be proposed to approve the Proposed Transactions, the Whitewash Waiver, the Disposals and the increase of the authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares.

20. ADVICE

The Directors consider that the Proposed Transactions, the Whitewash Waiver, the Disposals and the increase in the authorised share capital of the Company are in the best interests of the Company. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolutions relating to the Proposed Transactions, the Whitewash Waiver, the Disposals and the increase in the authorised share capital of the Company.

You will receive separate advice from the Independent Board Committee (after considering the advice from the Independent Financial Adviser) regarding the Proposed Transactions, the Whitewash Waiver and the Disposals. The letters from the Independent Board Committee and the Independent Financial Adviser can be found on pages 28 and 29 and 30 to 39 respectively of this circular.

21. GENERAL

Your attention is drawn to the additional information set out in the appendices to this circular: the letter from the Independent Board Committee, the letter from the Independent Financial Adviser, the accountants' reports, the property valuers' reports in respect of the Proposed Transactions, the Whitewash Waiver, the Disposals and the notice of the EGM.

By order of the Board
Liu Jinxiang
Chairman

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

31st December, 2001

To the Independent Shareholders of
Guangzhou Investment Company Limited

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and
Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and
Proposed Applications for the Whitewash Waiver and the Special Deal Consent
(Very Substantial Acquisition and Connected Transaction)

Dear Sir or Madam,

As the Independent Board Committee, we have been appointed to advise you in connection with the Proposed Transactions, the Whitewash Waiver and the Disposals, details of which are set out in the letter from the Board contained in the circular to the Shareholders of the Company dated 31st December, 2001 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We wish to draw your attention to the letter of advice from Yu Ming as set out on pages 30 to 39 of the Circular, the letter from the Board as set out on pages 6 to 27 of the Circular and the further information as set out in the appendices to the Circular.

We have considered the factors and reasons considered by, and the opinion of, Yu Ming as stated in the aforementioned letter of advice in respect of the Proposed Transactions, the Whitewash Waiver and the Disposals. We are of the opinion that the Proposed Transactions, together with the allotment and issuance of the Consideration Shares, are in the interests of the Company and the terms of the Proposed Transactions are fair and reasonable so far as the Independent Shareholders are concerned. In addition, given that the Whitewash Waiver and the Special Deal Consent are conditions precedent

to the Proposed Transactions, we consider that the Whitewash Waiver and the Disposals are also in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Proposed Transactions, the Whitewash Waiver and the Disposals.

Yours faithfully,
Independent Board Committee

Yu Lup Fat, Joseph	**Lee Ka Lun**
Independent non-executive Director	*Independent non-executive Director*

YU MING INVESTMENT MANAGEMENT LIMITED
SUITE 51, 5TH FLOOR, NEW HENRY HOUSE, 10 ICE HOUSE STREET, CENTRAL, HONG KONG

31st December, 2001

Guangzhou Investment Company Limited
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wan Chai
Hong Kong

Attn.: The Independent Board Committee

Dear Sirs,

**PROPOSED VERY SUBSTANTIAL ACQUISITION
AND CONNECTED TRANSACTION
INVOLVING
THE ACQUISITION OF 100 PER CENT. INTEREST IN
GUANGZHOU CONSTRUCTION BVI
AND 49 PER CENT. INTEREST IN SUPER GAIN
AND THE DISPOSAL OF INTERESTS IN
CCCI, JIN PENG AND CHINA ITI
AND
THE WHITEWASH WAIVER AND THE SPECIAL DEAL CONSENT**

INTRODUCTION

We have been appointed to advise the Independent Board Committee on the Proposed Transactions, the Whitewash Waiver and the Disposals, the details of which are contained in the section headed "Letter from the Board" in the circular to be despatched to the Shareholders on 31st December, 2001 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors, for which they are solely responsible, are true and accurate at the time they were made and continue to be so at the date hereof.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and the representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement

in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted an independent investigation into the businesses and affairs of any of the Company, Yue Xiu, Guangzhou Construction BVI, Super Gain, CCCI, Jin Peng, China ITI or any of their respective associates.

The Proposed Transactions

On 10th December, 2001, the Company and Yue Xiu entered into the Conditional Sale and Purchase Agreement, pursuant to which the Company conditionally agreed to purchase or procure to purchase from Yue Xiu 100 per cent. interest in Guangzhou Construction BVI and 49 per cent. interest in Super Gain for a total consideration of approximately HK$5,014 million. Super Gain is currently owned as to 51 per cent. by the Company.

The Consideration is to be satisfied as to (i) HK$2,000 million in cash; (ii) approximately HK$1,464 million by way of allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of the disposals of the Company's 100 per cent. interest in CCCI, 36.84 per cent. effective interest in Jin Peng and 46.70 per cent. effective interest in China ITI and the assignment of shareholders' loans in the aggregate amount of approximately HK$886 million to Yue Xiu and/or its nominee(s).

As at the Latest Practicable Date, Yue Xiu and its Concert Parties held approximately 43.86 per cent. of the issued share capital of the Company. Pursuant to the Listing Rules, the Proposed Transactions constitute a very substantial acquisition and a connected transaction of the Company. In addition, as a consequence of the allotment and issuance of the Consideration Shares, the shareholding of Yue Xiu, its associates and Concert Parties in the Company will increase to approximately 63.48 per cent.. Accordingly, Yue Xiu will be required to make a mandatory general offer under Rule 26 of the Takeovers Code. Therefore, an application has been made to the Executive for the Whitewash Waiver. Furthermore, the Disposals constitute a special deal under Rule 25 of the Takeovers Code and hence also require the consent of the Executive.

PRINCIPAL FACTORS CONSIDERED

Information on Assets being Acquired

Guangzhou Construction BVI

According to information contained in the Letter from the Board, Guangzhou Construction was established in 1983 and is a state owned enterprise in the PRC under the supervision of Guangzhou Construction Commission. It is one of the largest property developers in Guangzhou. Guangzhou Construction is principally engaged in property investment and development businesses in Guangzhou. Its principal assets are its interests in the Guangzhou Construction Projects. Apart from its principal businesses, Guangzhou Construction is also engaged in other property related businesses, including property agency and management services, project supervising, investment holding and retailing.

Pursuant to the approval document Ji Wai Zi (2001) No. 1807 dated 25th September, 2001 issued by the SDPC, a 95 per cent. interest in Guangzhou Construction held by the Guangzhou Municipal People's Government would be injected into Yue Xiu. The SDPC has also approved Yue Xiu to dispose of its interest in the reorganised Guangzhou Construction Group to the Company.

For the purpose of injection, Guangzhou Construction is undergoing an internal reorganisation in order to rationalise the business and shareholding structure of its various business interests before being injected into the Yue Xiu Group. As a result of such internal reorganisation, Guangzhou Construction BVI has been established and will become the ultimate investment holding company of the reorganised Guangzhou Construction Group. Immediately after such reorganisation, new sino-foreign joint ventures will be established to hold Guangzhou Construction Projects and Guangzhou Construction Other Business which will be owned as to 95 per cent. by Guangzhou Construction BVI and the remaining interest by Guangzhou Construction.

The audited combined net profit after taxation and minority interest of Guangzhou Construction BVI for the year ended 31st December, 1999 and 2000 and the six months ended 30th June, 2001 prepared on the basis as set out in section V(1) of Appendix II to this Circular were approximately RMB399 million, RMB202 million and RMB114 million respectively. The fall in net profit in 2000 as compared to 1999 was due to a one-time tax refund of approximately RMB244 million recorded in 1999. Setting aside such tax refund, the net profit of Guangzhou Construction BVI would have been approximately RMB154 million in 1999 and there would have been a growth in net profit for 2000 of over 30 per cent. Therefore, we believe the relative drop in net profit in 2000 should not cause Shareholders any serious concern. Furthermore, in assessing the value of properties, valuation prepared by professional surveyor instead of accounting profits should prevail. The audited combined net asset value of Guangzhou Construction BVI as at 30th June, 2001 prepared on the aforesaid basis, as adjusted for an independent property valuation as at 31st October, 2001, was approximately RMB6,743 million (approximately HK$6,361 million).

Super Gain

Prior to the Proposed Transactions, Super Gain was owned as to 51 per cent. by the Company and 49 per cent. by Yue Xiu and was established in 1997 for the purpose of the implementation of the Group's property business reorganisation in 1998.

The audited consolidated net profit after taxation and minority interest attributable to the 49 per cent. interest in Super Gain for the year ended 31st December, 2000 and the six months ended 30th June, 2001 were approximately HK$6.6 million and HK$12.6 million respectively. The audited net asset value attributable to the 49 per cent. interest in Super Gain as at 30th June, 2001, as adjusted for an independent property valuation as at 31st October, 2001, was approximately HK$1,995 million.

Information on Assets being Disposed of

CCCI

CCCI is wholly owned by the Company and its principal assets are investments in certain cement plants and ready-mixed concrete plants. The audited consolidated net loss after taxation and minority interest of CCCI for the year ended 31st December, 2000 was approximately HK$14.3 million and the unaudited consolidated net profit after taxation and minority interest of CCCI for the six months ended 30th June, 2001 was approximately HK$1.3 million. The unaudited Carrying Value of the CCCI Group as at 30th June, 2001 was approximately HK$240.5 million. CCCI Group had an aggregate amount due to the Company of approximately HK$821.0 million as at 30th June, 2001.

Jin Peng

Jin Peng is effectively owned as to approximately 36.84 per cent. by the Group and is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in the information-related industries (including information technology consulting services) in the PRC.

The audited net profit shared by the Group pursuant to the interest in Jin Peng for the year ended 31st December, 2000 was approximately HK$3.1 million and the unaudited share of net loss by the Group for the six months ended 30th June, 2001 was approximately HK$15.2 million. The unaudited Carrying Value of Jin Peng as at 30th June, 2001 was approximately HK$146.0 million. The Group had provided a shareholder's loan of approximately HK$55.1 million as at 30th June, 2001 for its investment in Jin Peng.

China ITI

China ITI is effectively owned as to approximately 46.7 per cent. by the Group and is principally engaged in the provision of out-of-the-box Geographic Information System, Global Position System and Remote Sensing tailor made applications to help customers solve problems using geographic data. China ITI and its subsidiaries can provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water and wastewater treatment, environmental and public utilities management.

The unaudited consolidated net loss after taxation and minority interest for the year ended 31st December, 2000 and for the six months ended 30th June, 2001 of China ITI were approximately HK$510,000 and HK$3.0 million respectively. The unaudited Carrying Value of China ITI as at 30th June, 2001 was approximately HK$223.6 million. The Group had provided a shareholder's loan of approximately HK$9.9 million as at 30th June, 2001 for its investment in China ITI.

Consideration for the Proposed Transactions

As mentioned above, the audited combined net asset value of Guangzhou Construction BVI Group as at 30th June, 2001 prepared on the basis as set out in Section V(1) of Appendix II to this Circular, as adjusted for an independent property valuation as at 31st October, 2001, was approximately HK$6,361 million and the audited consolidated net asset value attributable to the 49 per cent. interest in Super Gain as at 30th June, 2001 prepared on the basis as set out in Section V(1) of Appendix III to this Circular, as adjusted for an independent property valuation as at 31st October, 2001, was approximately HK$1,995 million.

Pursuant to the Conditional Sale and Purchase Agreement, the Consideration is approximately HK$5,014 million which represents a substantial discount of 40 per cent. to the aggregate of the audited combined net asset value of Guangzhou Construction BVI Group and the audited net asset value attributable to the 49 per cent. interest in Super Gain Group as at 30th June, 2001 as adjusted for an independent property valuation as at 31st October, 2001 of approximately HK$8,356 million.

On the other hand, the unaudited Carrying Value of CCCI, Jin Peng and China ITI as at 30th June, 2001, were approximately HK$240.5 million, HK$146 million and HK$223.6 million respectively.

Therefore, the consideration of HK$1,550 million less the aggregate amount of shareholders' loans of approximately HK$886.0 million to be assigned represents a premium of approximately 8.8 per cent. to the aggregate unaudited Carrying Value of the Group's interest in CCCI, Jin Peng and China ITI.

Since approximately 87 per cent. of total assets held by Guangzhou Construction BVI Group and the Super Gain Group are properties, of which approximately 83 per cent. is development properties in both the residential and commercial sectors and 4 per cent. is investment properties, we are of the opinion that the Valuation is a fair and reasonable indicator on the market value of Guangzhou Construction BVI Group and the Super Gain Group. With reference to the Valuation as at 30th June, 2001 and the audited net asset value as at 30th June, 2001, the fair valuation of 100 per cent. interest in Guangzhou Construction BVI and 49 per cent. interest in Super Gain should be approximately HK$8,356 million. Therefore, the Consideration represents a discount of 40 per cent. to market valuation. Furthermore, since the assets being acquired are profit-making while the assets being disposed of in the Disposals are less better performed, we are of the view that the Consideration for the Proposed Transactions is fair and reasonable insofar as the Independent Shareholders are concerned. For reference, a sample of 20 PRC real estate investment and development companies listed on the Stock Exchange are currently trading at an average price-to-book discount of approximately 45.5 per cent. The price-to-book ratio of these 20 companies range from a discount of 91 per cent. to a premium of 75 per cent., of which 12 companies trade below and 8 companies trade above the average. The table below summarizes the sample in the above analysis:

Stockcode	**Name of Company**	**Price-to-book (discount)/premium as at 10th December, 2001** *(per cent.)*
1124	Costal Realty Group Limited	(91)
296	Emperor (China Concept) Investments Limited	(90)
1125	Lai Fung Holdings Limited	(90)
1176	Nam Fong International Holdings Limited	(90)
271	Dan Form Holdings Company Limited	(84)
917	New World China Land Limited	(78)
246	Henderson China Holdings Limited	(76)
268	Top Glory International Holdings Limited	(75)
258	Tomson Group Limited	(71)
85	Winsan (China) Investment Group Company Limited	(62)
28	Tian An China Investments Company Limited	(61)
149	China Land Group Limited	(60)
754	Hopson Development Holdings Limited	(36)
588	Beijing North Star Company Limited	(33)
1109	China Resources Beijing Land Limited	(30)
115	Grand Field Group Holdings Limited	(4)
121	Hong Kong Fortune Limited	(1)
604	Shenzhen Investment Limited	9

Stockcode	Name of Company	Price-to-book (discount)/premium as at 10th December, 2001
		(per cent.)
649	Dong Jian Tech.com Holdings Limited	35
1207	Trans-Ocean Investment and Technology Limited	75
Average		(45.5)

The above sample was generated using a system provided by a leading financial data vendor under the category of "Real Estate Operations/Development". Only companies with more than 80 per cent. of turnover generated from the PRC and at least 70 per cent. of turnover generated from properties related operations in the PRC in the latest financial year are included in the sample. We believe the above is an extensive sample of PRC property developers and also serves as a representative, fair and reasonable comparable to the assets to be acquired.

Financial Impacts of the Proposed Transactions on the Company and the Shares

Net Tangible Asset Value

According to section 1 of Appendix IV to this Circular, the unaudited consolidated net tangible assets of the Group before Completion was approximately HK$6,311 million, while as at the Latest Practicable Date the total number of issued Shares was approximately 4,008.3 million. Therefore, the unaudited consolidated net tangible asset value per Share before Completion was approximately HK$1.57.

As stated in the Circular, the unaudited pro forma adjusted combined net tangible assets of the Enlarged Group will be approximately HK$11,681 million, representing an increase of approximately HK$5,370 million from the unaudited consolidated net tangible assets of the Company before Completion of the Proposed Transactions.

Pursuant to the Conditional Sale and Purchase Agreement, approximately 2,152.9 million Consideration Shares will be issued to Yue Xiu and/or its nominee(s). The total number of issued Shares upon Completion will be approximately 6,161.2 million without taking into account the conversion of any existing convertible bonds issued by the Company or the exercise of any outstanding share option. Therefore, the unaudited pro forma adjusted combined net tangible asset value per Share of the Enlarged Group will become approximately HK$1.90 which will represent an increase of approximately 21.02 per cent. from the unaudited consolidated net tangible asset value per Share of the Group of approximately HK$1.57 before Completion.

Profit and Loss Account

Based on information contained in the Circular, the audited combined net profit after taxation and minority interest of Guangzhou Construction BVI Group prepared on the basis as set out in Section V(1) of Appendix II to this Circular for the year ended 31st December, 2000 was approximately HK$202.4 million while the audited net profit after taxation and minority interest attributable to the 49 per cent. interest in Super Gain as prepared on the basis set out in Section V(1) of Appendix III to this Circular for the year ended 31st December, 2000 was approximately HK$6.6 million.

On the other hand, the audited consolidated net loss after taxation and minority interest for CCCI for the year ended 31st December, 2000 was approximately HK$14.3 million, the audited results shared by the Group for its interest in Jin Peng for the year ended 31st December, 2000 was approximately HK$3.1 million and the unaudited consolidated net loss after taxation and minority interest attributable to the Group's interest in China ITI for the year ended 31st December, 2000 was approximately HK$0.24 million.

As the audited consolidated net profit after taxation and minority interest for the Group for the year ended 31st December, 2000 was approximately HK$112 million, assuming that Completion of the Proposed Transactions had been effected on 31st December, 2000, the unaudited consolidated net profit after taxation and minority interest of the Group for the year ended 31st December, 2000 would have been approximately HK$332 million, representing an increase of approximately HK$220 million or 196 per cent., before any incremental cost of funds as a result of the additional debt to finance the Proposed Transactions, which is expected to be no more than HK$120 million, assuming the HK$2,000 million cash consideration is to be fully financed by additional bank loans at the average historical cost of debt of 6.0 per cent. per annum for the Group. Taking into account the potential cost of additional debt, the unaudited consolidated net profit after interest, taxation and minority interest of the Group for the year ended 31st December, 2000 would have been no less than approximately HK$212 million, representing a minimum increase of approximately 89.28 per cent..

Earnings per Share

As mentioned, the audited consolidated net profit after taxation and minority interest of the Group for the year ended 31st December, 2000 was approximately HK$112 million. As at the Latest Practicable Date, the total number of issued Shares was approximately 4,008.3 million. Therefore, the earnings per Share was approximately HK$0.028.

Also as mentioned above, assuming that Completion of the Proposed Transactions had been effected on 31st December, 2000, the unaudited consolidated net profit after taxation and minority interest of the Group for the year ended 31st December, 2000 would have been no less than approximately HK$212 million.

Pursuant to the Conditional Sale and Purchase Agreement, approximately 2,152.9 million Consideration Shares will be issued to Yue Xiu and/or its nominee(s). The total number of issued Shares, assuming that Completion of the Proposed Transactions had been effected on 31st December, 2000, will become approximately 6,161.2 million. Therefore, the earnings per Share will become approximately HK$0.034, which will represent an increase of 22.89 per cent. from the earnings per Share of approximately HK$0.028 before the Proposed Transactions.

Working Capital

As confirmed by the Directors and stated in paragraph 4 of Appendix IV to this Circular, the Group will have sufficient working capital to satisfy its present requirements in the absence of unforeseen circumstances after Completion of the Proposed Transactions.

Gearing

The Group's gearing expressed as a ratio of debt to net tangible assets before Completion as per section 1 of Appendix IV to this Circular was 56 per cent. After Completion, the ratio of debt to net tangible assets would drop to 54 per cent., assuming the cash consideration of HK$2,000 million is fully funded by borrowings.

The Group's gearing expressed as a ratio of net debt to net tangible assets before Completion as per section 1 of Appendix IV to this Circular was 29 per cent. After Completion, the ratio of net debt to net tangible assets would become 36 per cent., assuming the cash consideration of HK$2,000 million is fully funded by borrowings.

The Group's gearing expressed as debt to net tangible assets is not materially and adversely affected by the Completion. While the Group's gearing expressed as net debt to net tangible assets will increase from 29 per cent. to 36 per cent. as a result of the Completion, this is a natural outcome of any acquisition by cash consideration. We are of the view that the increase in the Group's gearing expressed as net debt to net tangible assets as a result of the Completion does not prejudice the interests of the Independent Shareholders and is fair and reasonable insofar as the Independent Shareholders are concerned.

Benefits from the Proposed Transactions

Guangzhou Construction BVI Group is a leading one-stop property developer with extensive local knowledge and the capacity to design, construct, renovate, market and certify property development projects. Furthermore, Guangzhou Construction BVI Group has a quality brand name and substantial land bank and property development projects in Guangzhou. The acquisition of Guangzhou Construction BVI Group is expected to complement the operation of the Super Gain Group, which currently has a proportionally smaller land bank and does not engage in the design, marketing, renovating and certification of property development projects. We believe by acquiring Guangzhou Construction BVI Group, the position of the Group in the real estate market in Guangzhou will be further strengthened. We concur with the view of the Directors that the Company will benefit from the resources and expertise of Guangzhou Construction BVI Group.

Moreover, Guangzhou is one of the fastest growing and affluent cities in the PRC with the second highest monthly household income and GDP per capita in the PRC in 2000. The Proposed Transactions will allow the Company to capture the growth potential in property market in Guangzhou. According to official statistics from the Guangzhou Municipal People's Government, the annual total sales of all properties has risen from RMB20.75 billion in 1998 to RMB23.94 billion in 2000, representing an annualized 7.41 per cent. increase.

Furthermore, the Disposals will help saving the Group's resources in the non-core and less profitable cement and high-tech related businesses and concentrating its resources on the core business of property investment and development.

Guarantees on Certain Loan Facilities Provided to the CCCI Group after Completion

The Company has provided and will continue to provide guarantees for banking facilities up to HK$175 million extended by certain banks in favour of the CCCI Group as such guarantees may not be released until the respective facilities mature. Yue Xiu has agreed to provide a counter guarantee up to the same amount to the Company. The provision of guarantees by the Company in favour of the CCCI Group after Completion constitutes a connected transaction pursuant to the Listing Rules and may only continue with the approval of the Independent Shareholders. Since Yue Xiu has an interest in the provision of such guarantees by the Company, Yue Xiu and its associates shall abstain from voting on the relevant resolution at the EGM.

We believe the provision of the guarantees in favour of the CCCI Group by the Company after Completion is able to expedite Completion of the Proposed Transactions and therefore lower its completion risks. The Directors have confirmed with us that the terms of guarantees have been negotiated on arm's length basis through the provision of a counter guarantee in favour of the Company by Yue Xiu. We are of the opinion that this mechanism is necessary in the context of the Proposed Transactions and should be considered with the Proposed Transactions as a whole.

We have reviewed the latest audited accounts of Yue Xiu for the year ended 31st December, 2000. We have no reason to believe that Yue Xiu will not be able to honour such counter guarantee.

Therefore, we believe the guarantees are not prejudicial to the Company and the Independent Shareholders.

The Whitewash Waiver

As a consequence of the allotment and issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement, the shareholding of Yue Xiu, its associates and Concert Parties in the Company will increase from approximately 43.86 per cent. to approximately 63.48 per cent. in aggregate. Accordingly, Yue Xiu will be required to make a mandatory general offer under Rule 26 of the Takeovers Code. Therefore, an application has been made to the Executive for the Whitewash Waiver.

Pursuant to the Conditional Sale and Purchase Agreement, the Consideration Shares are to be issued to Yue Xiu at a price per Consideration Share equal to the average closing price of the Shares as quoted on the Stock Exchange over the five trading days immediately preceding the date of the Announcement, which was HK$0.68. If Yue Xiu is required to launch a mandatory general offer upon Completion, the offer price will be HK$0.68.

As stated above, the unaudited pro forma adjusted combined net tangible asset value per Share of the Enlarged Group would have been approximately HK$1.90. The offer price will therefore represent a substantial discount of approximately 64.2 per cent. to the pro forma unaudited combined net tangible asset value per Share as mentioned above.

Also as stated above, the pro forma earnings per Share, assuming Completion of the Proposed Transactions had been effected on 31st December, 2000, would have been no less than approximately HK$0.034. The offer price of HK$0.68 will therefore represent a price to earnings ratio of approximately 20 times.

Based on the audited consolidated net profit after taxation and minority interest of the Group for the year ended 31st December, 2000 and the total number of issued Shares as at the Latest Practicable Date, the earnings per Share was approximately HK$0.028. As at the Latest Practicable Date, the closing price of the Shares was HK$0.64, representing a price-to-earnings ratio of approximately 22.86 times. The average closing price of the Shares for the period of three months ended on the Latest Practicable Date was HK$0.6061, representing a price-to-earnings ratio of approximately 21.65 times.

Having taken into account that the offer price will represent a substantial discount to the pro forma unaudited adjusted combined net tangible asset value per Share and a lower price-to-earnings ratio than the average closing price for the Shares for the period of three months ended on the Latest Practicable Date, we are of the view that such offer price will not be in the interest of the Independent Shareholders.

The Disposals and the Special Deal Consent

The Disposals constitute a special deal under Rule 25 of the Takeovers Code and hence also require the consent of the Executive. The aggregate unaudited Carrying Value of the Group's interest in CCCI, Jin Peng and China ITI as at 30th June, 2001 was approximately HK$610.1 million. Therefore, the consideration of HK$1,550.0 million less the aggregate amount of shareholders' loans of approximately HK$886.0 million to be assigned represents a premium of approximately 8.8 per cent. to the aggregate unaudited Carrying Value of the Group's interest in CCCI, Jin Peng and China ITI. Furthermore, for the year ended 31st December, 2000 and for the six months ended 30th June, 2001 the assets to be disposed of generated an aggregate loss of approximately HK$11.4 million and HK$15.3 million respectively. Consequently, the Disposals will improve the long term profitability of the Group. Moreover, management resources can be saved from less better performed operations and can be re-allocated more efficiently to the core businesses of the Company. Therefore, we are of the opinion that the terms of the Disposals are fair and reasonable.

Conclusion

Since the Proposed Transactions are conditional on the Whitewash Waiver and the Special Deal Consent being granted by the Executive and approved by the Independent Shareholders and having taken into account all the above principal factors, we are of the opinion that the Proposed Transactions are fair and reasonable and are in the best interest of the Company and insofar as the Independent Shareholders are concerned. Therefore, we are of the view that the Whitewash Waiver and the Disposals are also fair and reasonable.

RECOMMENDATION

With the information and representations provided and opinions given by the Directors and having taken into account the above mentioned principal factors, we are of the view that the terms of the Proposed Transactions, the Whitewash Waiver and the Disposals are fair and reasonable insofar as the Independent Shareholders are concerned and are in the interest of Company. Accordingly, we advise the Independent Board Committee of the Company to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Proposed Transactions, the Whitewash Waiver and the Disposals to be proposed at the EGM.

Yours sincerely,
For and on behalf of
YU MING INVESTMENT MANAGEMENT LIMITED
Warren Lee
Director

1. SUMMARY FOR THE FIVE YEARS ENDED 31ST DECEMBER, 2000

The following financial information has been extracted from the audited consolidated profit and loss accounts of the Group prepared in accordance with HK GAAP for each of the five years ended 31st December, 2000.

	2000	**1999**	**1998**	**1997**	**1996**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3,380,717	2,695,230	2,511,862	2,393,481	2,620,844
Profit/(loss) before taxation	603,905	457,763	418,201	598,634	558,082
Taxation	(84,323)	(85,552)	(42,826)	(55,232)	(40,136)
Profit/(loss) after taxation	519,582	372,211	375,375	543,402	517,946
Minority interests	(408,028)	(353,385)	(275,087)	(224,120)	(79,938)
Profit/(loss) attributable to shareholders	111,554	18,826	100,288	319,282	438,008
Dividends	—	—	32,190	112,637	154,728
Earnings per share					
Basic	2.83 cents	0.52 cent	3.07 cents	10.3 cents	17.5 cents
Fully diluted	2.81 cents	0.52 cent	3.05 cents	10.3 cents	17.5 cents

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the audited consolidated profit and loss account of the Group for each of the three years ended 31st December, 2000, the audited consolidated balance sheet of the Group as at 31st December, 2000 and 1999, the audited consolidated cash flow statement for each of the two years ended 31st December, 2000 and 1999 and the audited consolidated statement of recognised gains and losses for each of the two years ended 31st December, 2000 and 1999, together with accompanying notes extracted from the annual reports 2000 and 1999 of the Company.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		For the year ended 31st December,		
		2000	1999	1998
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	2	3,380,717	2,695,230	2,511,862
Cost of sales		(2,134,352)	(1,686,280)	(1,341,201)
Gross profit		1,246,365	1,008,950	1,170,661
Other revenues	2	114,432	163,470	170,368
Selling and distribution expenses		(185,007)	(176,483)	(158,862)
Administrative expenses		(387,337)	(322,888)	(404,121)
Other net operating expenses		(21,616)	(152,913)	(232,397)
Operating profit	3	766,837	520,136	545,649
Finance costs	4	(272,533)	(253,693)	(205,859)
Share of profits less (losses) of				
Associated companies		121,310	197,928	104,375
Jointly controlled entities		(11,709)	(6,608)	(25,964)
Profit before taxation		603,905	457,763	418,201
Taxation	5	(84,323)	(85,552)	(42,826)
Profit after taxation		519,582	372,211	375,375
Minority interests		(408,028)	(353,385)	(275,087)
Profit attributable to shareholders	6 & 24	111,554	18,826	100,288
Earnings per share	8			
Basic		2.83 cents	0.52 cent	3.07 cents
Fully diluted		2.81 cents	0.52 cent	3.05 cents

CONSOLIDATED BALANCE SHEET

		As at 31st December,	
		2000	1999
	Note	*HK$'000*	*HK$'000*
Fixed assets	10(a)	6,840,390	6,776,249
Interests in associated companies	12	1,733,634	1,672,570
Interests in jointly controlled entities	13	1,141,268	1,008,045
Investment securities and other investments	14	339,056	412,155
Current assets			
Properties under development	15	5,917,254	6,292,229
Properties held for sale	16	909,361	455,502
Interests in property development projects	17	100,300	176,290
Inventories	18	250,770	216,343
Due from			
— A shareholder		—	13,517
— Related companies		—	205
— Minority shareholders		18,710	33,695
Accounts receivable, prepayments and deposits	19	1,023,057	844,590
Bank deposits	20 & 35(b)	217,028	225,076
Cash and bank balances	20	1,113,347	1,275,881
		9,549,827	9,533,328
Current liabilities			
Accounts payable and accrued charges	21	731,958	739,500
Due to related companies		—	1,366
Bank loans			
— Secured	35	283,247	542,963
— Unsecured		846,232	1,100,582
Bank overdrafts — unsecured		18,284	17,696
Current portion of long-term liabilities	25(a)	1,302,360	603,419
Taxation		109,210	85,859
Dividend payable to minority shareholders of subsidiaries		15,060	32,728
		3,306,351	3,124,113
Net current assets		6,243,476	6,409,215
		16,297,824	16,278,234

	Note	As at 31st December, 2000 HK$'000	1999 HK$'000
Financed by:			
Share capital	22	393,762	393,650
Reserves	24	6,091,784	6,235,445
Shareholders' funds		6,485,546	6,629,095
Minority interests		6,424,889	6,191,606
Long-term liabilities			
— Interest bearing	25(a)	2,169,485	2,195,754
— Non-interest bearing	25(a)	1,204,427	1,250,742
Deferred taxation	26	13,477	11,037
		16,297,824	16,278,234

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended 31st December,	
		2000	1999
	Note	*HK$'000*	*HK$'000*
Net cash inflow from operating activities	28	629,278	707,761
Returns on investments and servicing of finance			
Interest received		41,464	47,574
Interest paid		(275,921)	(293,101)
Interest element of finance leases payments		(131)	(656)
Interest on convertible bonds		(17,156)	(6,727)
Dividends received from associated companies and jointly controlled entities		164,239	—
Dividends received from other investments		55,528	65,251
Dividends paid to minority shareholders		(183,610)	(138,101)
Net cash outflow from returns on investments and servicing of finance		(215,587)	(325,760)
Taxation			
Hong Kong profits tax paid		(14,677)	(1,782)
Overseas tax paid		(30,063)	(94,482)
Total tax paid		(44,740)	(96,264)
Investing activities			
Purchases of fixed assets		(324,609)	(341,369)
Proceeds from disposals of fixed assets		85,536	8,128
Purchase of subsidiaries	31(a)	29,423	(168,224)
Disposal of a subsidiary	31(b)	(2,760)	—
Investments in associated companies and jointly controlled entities		(148,885)	(230,117)
Purchases of investment securities and other investments		—	(20,288)
Return of investment from other investments		61,180	—
Proceeds from disposal of investment securities		3,101	—
Advance to associated companies and jointly controlled entities		(132,764)	(17,542)
Decrease in pledged deposits and bank deposit with maturity date over three months		8,048	108,607
Net cash outflow from investing activities		(421,730)	(660,805)
Net cash outflow before financing		(52,779)	(375,068)

	Note	For the year ended 31st December, 2000 *HK$'000*	1999 *HK$'000*
Financing	29		
Net proceeds from issue of shares		535	219,090
Net proceeds from issue of convertible bonds		—	249,450
Advance from associated companies and jointly controlled entities		24,007	89,615
New bank loans		790,697	1,714,496
Repayment of bank loans		(1,102,654)	(1,794,707)
Addition/(repayment) of a shareholder, related companies and loan from minority shareholders		170,842	(62,099)
Addition/(repayment) of other loans		4,150	(44,580)
Repayment of capital element of finance leases		(3,284)	(1,935)
Capital contribution from minority shareholders		5,364	11,612
Net cash (outflow)/inflow from financing		(110,343)	380,942
(Decrease)/increase in cash and cash equivalents		(163,122)	5,874
Cash and cash equivalents at the beginning of year		1,258,185	1,247,514
Effect of foreign exchange rate changes		—	4,797
Cash and cash equivalents at the end of year	30	1,095,063	1,258,185

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

		For the year ended 31st December,	
		2000	**1999**
	Note	*HK$'000*	*HK$'000*
Exchange gain on translation of overseas subsidiaries, associated companies and jointly controlled entities	24	290	4,179
Profit for the year	24	111,554	18,826
Total recognised gains and losses		111,844	23,005
Goodwill eliminated directly against reserves	24	(239,771)	(154,343)
Release of reserve upon the disposal of properties under development and properties held for sales	24	(22,899)	(11,748)
Release of goodwill and exchange reserves upon disposal/wound up of subsidiaries, associated companies and jointly controlled entities	24	6,742	9,221
		(144,084)	(133,865)

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) **Basis of preparation**

The accounts have been prepared under the historical cost convention as modified by the revaluation of investment properties, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

(b) **Consolidation**

The consolidated accounts include the accounts of the Company and its subsidiaries, made up to 31st December. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) **Associated companies**

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in associated companies are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) **Joint ventures**

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

(e) **Goodwill**

Goodwill represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries, associated companies and jointly controlled entities acquired and is taken to reserves in the year of acquisition.

(f) **Fixed assets**

(i) *Fixed assets*

Fixed assets other than investment properties and production facilities under construction are stated at cost less accumulated depreciation or amortisation. The cost of an asset comprises its purchase price and direct attributable costs, including related borrowing cost, of bringing the asset to its present working condition and location for its intended use.

(ii) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(iii) *Other properties*

Leasehold land and buildings are stated at costs less accumulated depreciation. Depreciation on leasehold land and buildings is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. Carrying amount of a leasehold land and building is the amount at which it is included in the balance sheet after deducting any accumulated depreciation and, if any, its estimated residual value. The principal annual rates used for this purpose are 2 to 7 per cent per annum.

(iv) *Toll highways*

Interests in toll highways and bridges represent their respective operating rights.

Depreciation of toll highways and bridges is provided on the basis of a sinking fund calculation where annual depreciation amounts compounded at rates from 3.9 to 7 per cent per annum will be equal to the cost of the relevant toll highways and bridges at the end of the joint venture periods.

(v) *Production facilities under construction*

Production facilities under construction are stated at cost which comprise costs of construction, purchase cost of plant and machinery pending installation and interest charges arising from borrowings used to finance the construction.

No depreciation is provided for production facilities under construction until they are completed and put into commercial use.

(vi) *Depreciation on other fixed assets*

Depreciation on other fixed assets is calculated to write off their cost on a straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery and tools	5 to 33 per cent
Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 33 per cent

(vii) *Gain or loss on disposal of fixed assets*

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(viii) *Cost of restoring and improving of fixed assets*

Major costs incurred in restoring fixed assets to their normal working conditions are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(ix) *Impairment of fixed assets*

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

(g) **Assets under leases**

(i) *Finance leases*

Leases that substantially transfer to the Group all the rewards and risks of ownership of assets, are accounted for as finance leases. Finance leases are capitalised at the inception of the finance leases at the lower of the fair value of the asset or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in the long-term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(h) **Investments securities and other investments**

(i) *Investment securities*

Investment securities are stated at cost less any provision for diminution in value.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

(ii) *Other investments*

Other investments held for long term are stated at cost less any aggregate amortisation and any provision made to the extent that the Directors consider significant permanent diminution in value other than temporary has taken place. If the rights and interest of investments are surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write off its cost over the joint venture period on the straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

(i) **Properties under development**

Properties under development are stated at cost which comprises land at cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note 1(q)(ii) taken to date, less provisions for foreseeable losses and sales instalments received.

(j) **Properties held for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

(k) **Interests in property development projects**

Interests in property development projects are stated at cost which comprises development cost contributed towards the project, borrowing costs capitalised and other incidental costs, less provision, if necessary, for diminution in value. The results of these projects are accounted for in the accounts only to the extent of actual proceeds or distributions of assets received and receivable by the Group.

(l) **Inventories**

Inventories are stated at the lower of cost and net realisable value.

Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of production overhead expenditures.

Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses and cost of conversion from their existing stage to a finished condition.

(m) **Accounts receivable**

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(n) **Convertible bonds**

Convertible bonds are stated at the aggregate of the net proceeds from the issue less amount converted into shares. The net proceeds represent the consideration received on the issue of bonds. When bonds are converted into shares, the amount recognised in respect of the shares issued upon conversion is the amount at which the liability of the bonds is stated as at the date of conversion less the related unamortised issuing costs attributable to the bonds converted.

Provision has been made for premium on redemption, which represents the difference between the principal and the redeemed amount. Premium on redemption was charged to the profit and loss accounts on a straight-line basis over the terms of the bonds.

(o) **Deferred taxation**

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

(p) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising are dealt with as a movement in reserves.

(q) **Revenue and profit recognition**

(i) Revenues arising from the disposal of properties held for sale are recognised on the execution of legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties under development in advance of completion commences when a legally binding contract of sale has been executed.

When development properties are sold in advance of completion, and there is reasonable certainty as to the outcome of the projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profits, any profits recognised so far are reversed.

(iii) Rental income is recognised on a time proportion basis.

(iv) Property management revenue is recognised in the year in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue, net of revenue tax, is recognised on a receipt basis. Guaranteed income is recognised on a received and receivable basis in accordance with the joint venture contracts and relevant agreement.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amount outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Business tax refund is recognised on a receipt basis.

(r) **Retirement benefit costs**

The Group's contributions to defined contribution schemes are expenses as incurred.

(s) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

2. REVENUE AND TURNOVER

The Group is principally engaged in four major business: toll roads, properties, paper and cement. Revenues recognised during the year are as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Net toll revenue and guaranteed income from toll operations	489,744	467,549
Sales of properties	528,237	143,737
Rental income	139,396	74,687
Property management fee income	9,704	9,292
Sales of newsprint and corrugated paper	1,152,611	887,562
Sales of cement and ready-mixed concrete	1,061,025	1,112,403
Turnover	3,380,717	2,695,230
Dividend income	55,528	65,251
Interest income	41,464	47,574
Commission of properties sales and rental	620	1,144
Exchange gain	9,638	9,983
Business tax refund	7,182	39,518
Other revenues	114,432	163,470
Total revenues	3,495,149	2,858,700

An analysis of the Group's turnover and contribution to profit before taxation for the year by principal activities and markets is as follows:

	Turnover		Contribution to operating profit/(loss)	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Principal activities:				
Operation of toll roads	489,744	467,549	325,276	339,125
Sales of properties, property rental and management	677,337	227,716	277,254	(66,174)
Sales of newsprint and corrugated paper	1,152,611	887,562	149,240	149,904
Sales of cement and ready-mixed concrete	1,061,025	1,112,403	65,733	155,059
	3,380,717	2,695,230	817,503	577,914
Headquarter expenses			(50,666)	(57,778)
			766,837	520,136
Principal markets:				
Mainland of China ("China")	2,613,323	2,192,800	689,924	487,916
Hong Kong	764,730	499,638	131,885	90,062
Other countries	2,664	2,792	(4,306)	(64)
	3,380,717	2,695,230	817,503	577,914
Headquarter expenses			(50,666)	(57,778)
			766,837	520,136

3. OPERATING PROFIT

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Operating profit is stated after crediting and charging the following:		
Crediting		
Gross rental income from investment properties	88,437	74,687
Less: Direct outgoings	(8,210)	(9,784)
Net rental income from investment properties	80,227	64,903
Reversal of deficit on revaluation of investment properties charged to profit and loss in previous years	62,314	—
Gain on disposal of a subsidiary	8,602	—
Charging		
Auditors' remuneration	3,888	3,484
Cost of inventories sold	2,021,060	1,593,744
Depreciation		
Owned fixed assets	262,226	202,994
Leased fixed assets	886	2,795
Amortisation of other investments in joint ventures	8,818	12,143
Loss on disposals of fixed assets	21,086	17,344
Deficit on investment properties not covered by previous surplus	—	50,128
Staff cost (including Directors' remuneration)	186,379	178,120
Operating leases		
Hire of plant and machinery	11,000	3,500
Land and buildings	50,348	23,619
Bad debts written off/provision for doubtful debts	37,391	74,578
Amount due from a joint venture partner written off	—	9,299
Loss on wound up of subsidiaries and associated companies	—	8,307

4. FINANCE COSTS

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Interest on bank loans and overdraft	245,506	247,679
Interest element of finance leases	131	656
Premium on redemption of convertible bonds	5,803	—
Other interests on		
— amounts due to minority shareholders of subsidiaries	10,378	19,497
— loan from a shareholder	13,117	18,105
— loan from a related company	3,655	5,523
— convertible bonds	17,156	6,727
— other loans wholly repayable within five years	3,265	2,297
Total borrowing costs incurred	299,011	300,484
Less: Amount capitalised to properties under development and production facilities under construction	(26,478)	(46,791)
	272,533	253,693

5. TAXATION

Hong Kong profits tax has been provided at the rate of 16 per cent (1999: 16 per cent) on the estimated assessable profits for the year. Taxation on overseas taxable profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Hong Kong profits tax		
Current	14,166	10,792
Overprovision in prior years	(73)	(3,680)
	14,093	7,112
Overseas taxation		
Current	53,562	50,847
Transferred to deferred taxation account *(note 26(a))*	2,440	3,431
	56,002	54,278
Share of taxation attributable to overseas		
Associated companies	14,228	24,162
	84,323	85,552
Deferred taxation for the year has not been provided in respect of the following:		
Accelerated depreciation allowance	422	742
Other timing differences	2,260	(8,923)
Tax losses	(3,077)	(78)
	(395)	(8,259)

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$17,354,000 (1999: HK$10,037,000).

7. DIVIDEND

The Company has not declared any dividend for the years ended 31st December 2000 and 1999.

8. EARNINGS PER SHARE

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$111,554,000 (1999: HK$18,826,000);

The calculation of basic earnings per share is based on the weighted average of 3,936,567,892 (1999: 3,619,850,539) ordinary shares in issue during the year. The fully diluted earnings per share is based on 3,976,687,142 (1999: 3,647,466,520) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 40,119,250 (1999: 27,615,981) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

The exercise of outstanding convertible bonds of the Company would have an anti-dilutive effect on the basic earnings per share and accordingly, they have not been taken into account for the purpose of calculation of the diluted earnings per share.

9. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) The aggregate amounts of the Directors' emoluments disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Fees	114	114
Basis salaries, housing allowances, other allowances and benefits in kind	13,698	14,893
Discretionary bonuses	5,558	4,037
Directors' pension	365	347
Compensation for loss of office as director	—	—
	19,735	19,391

Directors' fees represent amounts paid to independent non-executive directors.

In addition, under the share option scheme of GZI Transport Limited ("GZI Transport"), a subsidiary of the Company, certain directors have been granted during the year options to acquire 4,300,000 shares in GZI Transport at an exercise price of HK$0.752 per share. The options are exercisable from 7th April 2001 to the business day preceding 7th April 2006. The closing market price of GZI Transport's shares as at 31st December 2000 was HK$1.17.

During the year, none of the Directors had exercised any option.

(b) The number of directors of the Company whose emoluments fell within the following bands are as follows. The emoluments represent the amounts paid to or receivable by the directors of the Company in the respective financial years and are stated before the benefits derived or to be derived from the share options granted under the Company's share option scheme.

	Number of directors	
Emoluments band	**2000**	**1999**
HK$ Nil — HK$1,000,000	*8	*9
HK$1,000,001 — HK$1,500,000	1	1
HK$1,500,001 — HK$2,000,000	—	—
HK$2,000,001 — HK$2,500,000	3	3
HK$2,500,001 — HK$3,000,000	1	—
HK$3,000,001 — HK$3,500,000	—	1
HK$3,500,001 — HK$4,000,000	1	1

* Included three independent non-executive directors.

No directors waived emoluments in respect of the years ended 31st December 1999 and 2000.

(c) The five highest paid individuals are also directors of the Company and the details of their remunerations have already been disclosed above.

10. FIXED ASSETS

(a) **Group**

	Investment properties	Other properties	Toll highways	Production facilities under construction	Plant and machinery and tools	Leasehold improvements, furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation								
At 1st January 2000	1,197,056	1,102,484	2,776,034	563,890	1,688,145	133,902	114,446	7,575,957
Acquisition of subsidiaries	—	—	—	—	—	4,068	817	4,885
Additions	—	16,314	—	295,133	3,917	7,144	2,884	325,392
Transfer from properties held for sale/properties under development	42,144	—	—	—	—	—	—	42,144
Adjustment on revaluation	60,850	—	—	—	—	—	—	60,850
Reclassification due to transfer from/(to) different categories of assets	15,931	63,071	—	(620,000)	534,660	4,723	1,615	—
Disposals	(68,076)	(15,178)	—	(12,853)	(18,355)	(7,962)	(9,310)	(131,734)
Disposal of a subsidiary	—	—	—	—	—	(1,915)	—	(1,915)
At 31st December 2000	1,247,905	1,166,691	2,776,034	226,170	2,208,367	139,960	110,452	7,875,579

	Investment properties HK$'000	Other properties HK$'000	Toll highways HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Accumulated deprecation								
At 1st January 2000	—	181,036	126,036	—	363,420	69,050	60,166	799,708
Charge for the year	—	36,184	56,256	—	139,901	18,577	12,194	263,112
Acquisition of subsidiaries	—	—	—	—	—	702	102	804
Reclassification due to transfer from/(to) different categories of assets	1,464	(1,464)	—	—	—	149	(149)	—
Adjustment on revaluation	(1,464)	—	—	—	—	—	—	(1,464)
Disposals	—	(4,750)	—	—	(9,743)	(3,262)	(7,357)	(25,112)
Disposal of a subsidiary	—	—	—	—	—	(1,859)	—	(1,859)
At 31st December 2000	—	211,006	182,292	—	493,578	83,357	64,956	1,035,189
Net book value								
At 31st December 2000	1,247,905	955,685	2,593,742	226,170	1,714,789	56,603	45,496	6,840,390
At 31st December 1999	1,197,056	921,448	2,649,998	563,890	1,324,725	64,852	54,280	6,776,249

The analysis of the cost or valuation at 31st December 2000 of the above assets is as follows:

At cost	—	1,166,691	2,776,034	226,170	2,208,367	139,960	110,452	6,627,674
At 2000 professional valuation	1,247,905	—	—	—	—	—	—	1,247,905
	1,247,905	1,166,691	2,776,034	226,170	2,208,367	139,960	110,452	7,875,579

The analysis of the cost or valuation at 31st December 1999 of the above assets is as follows:

At cost	—	1,102,484	2,776,034	563,890	1,688,145	133,902	114,446	6,378,901
At 1999 professional valuation	1,197,056	—	—	—	—	—	—	1,197,056
	1,197,056	1,102,484	2,776,034	563,890	1,688,145	133,902	114,446	7,575,957

(b) **Company**

	Investment properties *HK$'000*	Leasehold improvements, furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
Cost or valuation				
At 1st January 2000	28,298	7,383	5,966	41,647
Additions	—	380	—	380
At 31st December 2000	28,298	7,763	5,966	42,027
Accumulated depreciation				
At 1st January 2000	—	5,836	3,973	9,809
Charge for the year	—	673	885	1,558
At 31st December 2000	—	6,509	4,858	11,367
Net book value				
At 31st December 2000	28,298	1,254	1,108	30,660
At 31st December 1999	28,298	1,547	1,993	31,838

The analysis of the cost or valuation at 31st December 2000 of the above assets is as follows:

At cost	—	7,763	5,966	13,729
At 2000 professional valuation	28,298	—	—	28,298
	28,298	7,763	5,966	42,027

The analysis of the cost or valuation at 31st December 1999 of the above assets is as follows:

At cost	—	7,383	5,966	13,349
At 1999 professional valuation	28,298	—	—	28,298
	28,298	7,383	5,966	41,647

(c) The Group's and the Company's interests in investment properties and other properties at their net book values are analysed as follows:

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong, held on:				
Leases of over 50 years	192,098	194,733	28,298	28,298
Leases of between 10 to 50 years	997,513	1,052,662	—	—
Outside Hong Kong, held on:				
Leases of over 50 years	1,013,979	871,109	—	—
	2,203,590	2,118,504	28,298	28,298

(d) The investment properties of the Group were revalued by independent professional firm of values, RHL International Property Consultants - Francis Lau & Co., (Surveyors) Limited, Greater China Appraisal Limited and Allied Appraisals Consultants PTE Limited, on an open market value basis as at 31st December 2000.

(e) Production facilities under construction include borrowing costs capitalised during the year of HK$783,000 (1999: HK$23,503,000).

(f) As at 31st December 2000, the net book values of fixed assets held under finance leases by the Group and the Company amounted to HK$1,107,000 (1999: HK$4,620,000 and HK$1,519,000 for the Group and the Company respectively).

11. INVESTMENTS IN SUBSIDIARIES

		Company	
		2000	**1999**
	Note	*HK$'000*	*HK$'000*
Investments at cost:			
Unlisted shares		36,676	36,676
Shares listed in Hong Kong		769	769
Shares listed outside Hong Kong		—	21,185
		37,445	58,630
Due from subsidiaries	(a)	6,150,077	5,943,966
		6,187,522	6,002,596
Market value of listed shares:			
— Listed in Hong Kong		461	469
— Listed outside Hong Kong		—	16,164

(a) The amounts due from subsidiaries are unsecured, interest bearing and have no fixed terms of repayments except for a portion of approximately HK$4,251 million (1999: approximately HK$3,727 million) which are interest free.

(b) Details of the principal subsidiaries of the Company as at 31st December 2000 are set out on pages 80 to 91.

12. INVESTMENTS IN ASSOCIATED COMPANIES

		Group	
		2000	**1999**
	Note	*HK$'000*	*HK$'000*
Share of net assets other than goodwill		1,652,612	1,698,051
Due from associated companies	(a) & (b)	274,942	144,432
Due to associated companies	(a)	(193,920)	(169,913)
		1,733,634	1,672,570

(a) The amounts due from/(to) associated companies are unsecured, interest free and have no fixed terms of repayment.

(b) As at 31st December 2000, the amount due from an associated company of approximately HK$13 million (1999: approximately HK$13 million) had been subordinated to the repayment of a bank loan granted to the associated company.

(c) Details of the principal associated companies of the Group as at 31st December 2000 are set out on pages 92 and 93.

13. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

		Group	
		2000	**1999**
	Note	*HK$'000*	*HK$'000*
Share of net assets other than goodwill		947,629	816,660
Due from jointly controlled entities	(a)	193,639	191,385
		1,141,268	1,008,045

(a) The amounts due from jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

(b) Details of the principal jointly controlled entities of the Group as at 31st December 2000 are set out on pages 93 and 94.

14. INVESTMENT SECURITIES AND OTHER INVESTMENTS

		Group	
		2000	1999
	Note	*HK$'000*	*HK$'000*
Investment securities, unlisted		42,482	45,583
Other investments in joint venture	(a)	330,843	392,023
Less: Amortisation		(34,269)	(25,451)
		296,574	366,572
		339,056	412,155

(a) These represent the Group's investments in co-operative joint ventures established in China and are engaged in the development and management of highways and the development of estate properties. Pursuant to the joint venture agreements, the Group is entitled to fixed returns from these investments over the joint venture period. At the end of the joint venture period, all remaining right and interest in one of the joint ventures will be surrendered to the other joint venture partner.

15. PROPERTIES UNDER DEVELOPMENT

As at 31st December 2000, the title of certain properties under development amounting to HK$2,493,835,000 (1999: HK$3,301,390,000) are held in the name of a minority shareholder. In pursuant to the relevant joint venture agreements and undertakings by the minority shareholder, the minority shareholder has effected the transferral of the title of the properties under development to the Group, pending the completion of relevant legal and registration procedures.

16. PROPERTIES HELD FOR SALE

As at 31st December 2000, the title of certain properties held for sale amounting to HK$323,857,000 (1999: HK$247,567,000) are held in the name of a minority shareholder under the same arrangement as referred in note 15 to the accounts.

17. INTERESTS IN PROPERTY DEVELOPMENT PROJECTS

These represent the Group's participation in property development projects in Hong Kong, China and overseas through various agreements with unrelated parties. The Group does not participate in the control of the projects but is committed to contribute its share of development costs of the projects and is entitled to returns stipulated in the agreements.

18. INVENTORIES

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Raw materials	194,620	176,297
Work in progress	9,830	13,179
Finished goods	46,320	26,867
	250,770	216,343

At 31st December 2000 and 1999, no inventories were stated at net realisable value.

19. ACCOUNTS RECEIVABLE, PREPAYMENT AND DEPOSITS

The Group has defined credit policies for different business segments and markets. At 31st December 2000, the ageing analysis of the trade receivables were as follows:

	2000	**1999**
	HK$'000	*HK$'000*
Less than 30 days	298,723	266,541
31-90 days	201,323	188,565
Over 91 days	162,665	145,210
	662,711	600,316

20. BANK DEPOSITS AND CASH AND BANK BALANCES

Included in the bank deposits and cash and bank balances of the Group and the Company are deposits placed with banks in China of approximately HK$811 million (1999: HK$1,022 million) and HK$217 million (1999: HK$225 million) respectively.

21. ACCOUNTS PAYABLE AND ACCRUED CHARGES

At 31st December 2000, the ageing analysis of the trade payables were as follows:

	2000	**1999**
	HK$'000	*HK$'000*
Less than 30 days	128,894	61,499
31-90 days	124,431	62,364
Over 90 days	34,528	73,341
	287,853	197,204

22. SHARE CAPITAL

	2000	1999
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 (1999: 5,000,000,000) ordinary shares of HK$0.10 each	500,000	500,000
Issued and fully paid: 3,937,627,400 (1999: 3,936,503,400) ordinary shares of HK$0.10 each	393,762	393,650

	No. of shares	*HK$'000*
At 1st January 1999	3,618,980,614	361,898
Issue of shares	317,522,786	31,752
At 31st December 1999	3,936,503,400	393,650
At 1st January 2000	3,936,503,400	393,650
Exercise of options	1,124,000	112
At 31st December 2000	3,937,627,400	393,762

During the year, 1,124,000 ordinary shares of HK$0.1 each were issued upon the exercise of 1,124,000 share options at an exercise price of HK$0.5008 each.

23. SHARE OPTIONS

Pursuant to share option schemes adopted on 21st November 1992 and 23rd June 1998 respectively, the Directors may, at their discretion, grant directors and employees of the Group options to subscribe for shares in the Company subject to the terms and conditions stipulated therein. Particulars and movements of share options during the year are as follows:

Date of grant	**Exercise price** *HK$*	**Balance outstanding as at 1st January 2000**	**Options exercised during the year**	**Option cancelled during the year**	**Balance outstanding as at 31st December 2000**
6th March 1995	1.0016 (a)	18,848,000	—	—	18,848,000
23rd February 1998	0.7344 (b)	22,600,000	—	—	22,600,000
4th September 1998	0.3936 (c)	70,000,000	—	—	70,000,000
14th December 1999	0.5008 (c)	67,850,000	(1,124,000)	(2,700,000)	64,026,000
		179,298,000	(1,124,000)	(2,700,000)	175,474,000

(a) The share options were expired on 5th March 2001.

(b) The share options are exercisable at any time between the date of grant and the business day preceding 21st November 2002.

(c) The share options are exercisable at any time between the first anniversary of the date of grant and the business day preceding the sixth anniversary of the date of grant of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(d) No option had been granted during the year.

(e) Exercise in full of all outstanding share options would result in the issue of 175,474,000 ordinary shares at an aggregate cash consideration of approximately HK$95,092,000.

24. RESERVES

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share premium account				
At 1st January	4,854,300	4,666,962	4,854,300	4,666,962
Net proceeds from issue of ordinary shares	423	187,338	423	187,338
At 31st December	4,854,723	4,854,300	4,854,723	4,854,300
Capital redemption reserve				
At 1st January and 31st December	1,815	1,815	1,815	1,815
Capital reserve				
At 1st January	120,594	278,112	—	—
Goodwill written off arising from the acquisition of subsidiaries, associated companies and jointly controlled entities	(103,152)	(154,343)	—	—
Release of reserve upon the disposal of properties under development and properties held for sales	(22,899)	(11,748)	—	—
Release of goodwill upon disposal/ wound up of a subsidiary/ associated companies/ jointly controlled entities	5,457	8,573	—	—
At 31st December	—	120,594	—	—

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Statutory reserves — enterprise expansion and general reserve funds				
At 1st January	73,698	61,625	—	—
Transfer from retained profits	6,459	12,073	—	—
At 31st December	80,157	73,698	—	—
Exchange fluctuation reserve				
At 1st January	(58,399)	(63,226)	—	—
Exchange gain on translation of accounts of overseas subsidiaries, associated companies and jointly controlled entities	290	4,179	—	—
Release of reserve upon disposal/ written off of a subsidiary/ associated company/ jointly controlled entities	1,285	648	—	—
At 31st December	(56,824)	(58,399)	—	—
Retained profits				
At 1st January	1,243,437	1,236,684	48,551	38,514
Profit for the year	111,554	18,826	17,354	10,037
Goodwill written off arising from the acquisition of subsidiaries, associated companies and jointly controlled entities not covered by capital reserves	(136,619)	—	—	—
Transfer to statutory reserves	(6,459)	(12,073)	—	—
At 31st December	1,211,913	1,243,437	65,905	48,551
	6,091,784	6,235,445	4,922,443	4,904,666

(a) Included in the Group's retained profits are profits amounting to HK$236,964,000 (1999: HK$289,157,000) and losses of HK$51,798,000 (1999: losses of HK$35,125,000) which are attributable to associated companies and jointly controlled entities respectively.

(b) Enterprise expansion and general reserve funds represent funds set up by the operating subsidiaries, jointly controlled entities and associated companies in China. According to the Foreign Investment Enterprises Accounting Standards in China, upon approval, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital. At 31st December 2000, the amount of enterprise expansion and general reserve funds attributable to subsidiaries and an associated company was HK$76,933,000 (1999: HK$73,132,000) and HK$3,224,000 (1999: HK$566,000) respectively.

(c) Distributable reserves of the Company at 31st December 2000, calculated under Section 79B of the Companies Ordinance, amounted to HK$65,905,000 (1999: HK$48,551,000).

25. LONG-TERM LIABILITIES

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
— Secured *(note 35)*	1,048,294	965,214	117,000	—
— Unsecured	939,831	820,802	312,000	390,000
Obligations under finance leases	1,017	4,301	1,017	1,788
Loans from a shareholder	—	27,200	8,710	26,837
Loans from a related company	94,297	22,743	—	—
Loans from minority shareholders	1,961,141	1,819,136	—	—
Other loans	50,219	46,069	—	—
Convertible bonds *(note 27)*	581,473	344,450	486,473	249,450
	4,676,272	4,049,915	925,200	668,075
Less: Amount repayable within one year classified under current liabilities	(1,302,360)	(603,419)	(321,142)	(105,399)
	3,373,912	3,446,496	604,058	562,676

Long-term loans are repayable over the following periods:

(a) **Group**

	2000							1999							
	Bank loans	Obligations under finance leases	Loans from a related company	Loans from minority shareholders	Other loans	Convertible bonds	Total	Bank loans	Obligations under finance leases	Loans from a shareholder	Loan from a related company	Loans from minority shareholders	Other loans	Convertible bonds	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within a period not exceeding one year	1,056,674	432	94,297	55,957	—	95,000	1,302,360	483,591	2,593	27,200	22,743	67,292	—	—	603,419
Within a period of more than one year but not exceeding two years	600,001	585	—	—	—	249,450	850,036	677,656	984	—	—	—	—	—	678,640
Within a period of more than two years but not exceeding five years	329,693	—	—	—	—	237,023	566,716	622,811	724	—	—	—	—	344,450	967,985
Within a period of not less than five years	1,757	—	—	—	—	—	1,757	1,958	—	—	—	—	—	—	1,958
With no fixed repayment terms	—	—	—	1,905,184	50,219	—	1,955,403	—	—	—	—	1,751,844	46,069	—	1,797,913
	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272	1,786,016	4,301	27,200	22,743	1,819,136	46,069	344,450	4,049,915
Interest bearing															
Repayable within one year	1,056,674	432	94,297	55,957	—	95,000	1,302,360	483,591	2,593	27,200	22,743	67,292	—	—	603,419
Repayable over one year	931,451	585	—	750,976	—	486,473	2,169,485	1,302,425	1,708	—	—	547,171	—	344,450	2,195,754
	1,988,125	1,017	94,297	806,933	—	581,473	3,471,845	1,786,016	4,301	27,200	22,743	614,463	—	344,450	2,799,173
Non-interest bearing repayable over one year	—	—	—	1,154,208	50,219	—	1,204,427	—	—	—	—	1,204,673	46,069	—	1,250,742
	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272	1,786,016	4,301	27,200	22,743	1,819,136	46,069	344,450	4,049,915

Loans from a shareholder, a related company, minority shareholders and other loans are unsecured, interest bearing at 3.5 per cent to 9.25 per cent per annum except for an aggregate amount of approximately HK$1,205 million (1999: approximately HK$1,250 million) which is interest free. Those portion of loans classified as with no fixed repayment terms would not be demanded for repayment within twelve months from the balance sheet date.

(b) **Company**

	2000					1999				
	Convertible bonds	Bank loans	Obligations under finance lease	Loan from a shareholder	Total	Convertible bonds	Bank loans	Obligations under finance lease	Loan from a shareholder	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within a period not exceeding one year	—	312,000	432	8,710	321,142	—	78,000	562	26,837	105,399
Within a period of more than one year but not exceeding two years	249,450	117,000	585	—	367,035	—	312,000	502	—	312,502
Within a period of more than two years but not exceeding five years	237,023	—	—	—	237,023	249,450	—	724	—	250,174
	486,473	429,000	1,017	8,710	925,200	249,450	390,000	1,788	26,837	668,075
Interest bearing										
Repayable within one year	—	312,000	432	8,710	321,142	—	78,000	562	26,837	105,399
Repayable over one year	486,473	117,000	585	—	604,058	249,450	312,000	1,226	—	562,676
	486,473	429,000	1,017	8,710	925,200	249,450	390,000	1,788	26,837	668,075

26. DEFERRED TAXATION

(a) Movements of deferred taxation account are as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Balance brought forward	11,037	7,606
Transferred from profit and loss account *(note 5)*	2,440	3,431
Balance carried forward	13,477	11,037
Provided for in respect of:		
Accelerated depreciation allowances	13,477	11,037

(b) As at 31st December 2000, the Group has the following unprovided deferred tax assets/(liabilities):

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Accelerated depreciation allowances	(5,146)	(5,568)
Tax losses	15,727	18,804
Other timing differences	—	(2,260)
	10,581	10,976

No provision for deferred taxation asset has been provided in the accounts as it is uncertain whether the asset will crystallise in the foreseeable future.

(c) The surplus and deficit arising on revaluation of investment properties does not constitute a timing difference and accordingly there are no deferred tax implications.

27. CONVERTIBLE BONDS

		Group		Company	
		2000	**1999**	**2000**	**1999**
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bonds to be converted into shares of:					
The Company	(a)	486,473	249,450	486,473	249,450
GZI Transport	(b)	95,000	95,000	—	—
		581,473	344,450	486,473	249,450

(a) As at 31st December 2000, the Company has outstanding convertible bonds detailed as follows:

Issue date	Total amount of issued convertible bonds ("CB") *HK$'000*	Interest rate per annum	Conversion price per share	Exercise period	Redeemable date	Redeemable amount as % to the principal amount
1st August 2000	237,023	3%	0.6168	1st February 2001-31st July 2003	31st July 2003	105%
30th December 1999	249,450	3%	0.76	30th December 2000-29th December 2002	29th December 2002	105%

Each CB of HK$100,000 can convert into the number of shares as determined by dividing the principal amount of the CB by the above conversion prices per share.

(b) On 14th December 1998, convertible bonds ("Bonds") of HK$95,000,000 was issued by GZI Transport. The Bonds bear interest at a rate of 7 per cent per annum payable semi-annually in arrear in June and December of each year. Each Bond will, at the option of the holder, be convertible on or before the business day immediately preceding 14th December 2001 into fully-paid ordinary shares of GZI Transport of HK$0.1 each at a price of HK$2.0424 per share (subject to adjustment). Shares issued on conversion will rank pari passu in all respects with shares in issue at the time of conversion.

Unless previously repaid, redeemed, purchased or converted, the Bonds will be repaid on 14th December 2001 at their principal amount with accrued interest up to 13th December 2001. Each holder of the Bonds are entitled to require GZI Transport to redeem all or part of their Bonds at their principal amount together with accrued interest on 14th December 1999 and 2000, the first and second anniversaries of the date of issue.

During the year, no CB and Bonds were repaid, redeemed, purchased or converted.

28. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Operating profit	766,837	520,136
Bad debts written off/provision for doubtful debts	37,391	74,578
Interest income	(41,464)	(47,574)
Deficit on revaluation of investment properties of the Group	—	50,128
Reversal of deficit on revaluation of investment properties charged to profit and loss in previous years	(62,314)	—
Amount due from a joint venture partner written off	—	9,299
Loss on wound up of subsidiaries and associated companies	—	8,307
Gain on disposal of a subsidiary	(8,602)	—
Release of exchange fluctuation reserve upon disposal of a subsidiary	1,285	—
Transfer of goodwill previously written off upon disposal of a subsidiary	5,457	—
Dividend income	(55,528)	(65,251)
Amortisation of other investments in joint ventures	8,818	12,143
Depreciation charges	263,112	205,789
Loss on disposals of fixed assets	21,086	17,344
(Increase)/decrease in inventories	(34,023)	59,292
(Increase)/decrease in accounts receivable, prepayments and deposits including amounts due from a shareholder related companies and minority shareholders of subsidiaries	(180,797)	355,296
Increase in accounts payable and accrued charges, including amounts due to a related company	(25,208)	127,403
Net increase in properties under development and held for sale	(142,762)	(581,683)
Decrease/(increase) in interests in property development projects	75,990	(37,446)
Net cash inflow from operating activities	629,278	707,761

29. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Group					
	Share capital (including share premium)	Convertible bonds	Bank and other loans	Loan from a shareholder, related companies and loans from minority shareholders	Obligations under finance leases	Amounts due to associated companies and jointly controlled entities
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 1999	5,028,860	95,000	3,600,421	1,813,997	4,793	80,298
Issue of ordinary shares, net of expenses	219,090	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	47,800	—	—
Transfer from minority interests	—	—	—	69,381	—	—
Inception of finance lease contracts	—	—	—	—	1,443	—
Issue of convertible bonds	—	249,450	—	—	—	—
Net cash inflow/(outflow) from financing	—	—	(124,791)	(62,099)	(1,935)	89,615
At 31st December 1999	5,247,950	344,450	3,475,630	1,869,079	4,301	169,913
At 1st January 2000	5,247,950	344,450	3,475,630	1,869,079	4,301	169,913
Issue of ordinary shares, net of expenses	535	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	15,517	—	—
Issue of convertible bonds	—	237,023	—	—	—	—
Net cash inflow/(outflow) from financing	—	—	(307,807)	170,842	(3,284)	24,007
At 31st December 2000	5,248,485	581,473	3,167,823	2,055,438	1,017	193,920

30. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Cash and bank balances	1,113,347	1,275,881
Bank overdrafts	(18,284)	(17,696)
	1,095,063	1,258,185

31. (a) PURCHASE OF SUBSIDIARIES

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Net assets acquired		
Fixed assets	4,081	196,262
Inventories	404	—
Accounts receivable, prepayments and deposits	10,318	78
Cash and bank balances	29,432	—
Accounts payable and accrued charges	(4,616)	—
Taxation	(436)	—
Due to former shareholder	(9,923)	—
Due to minority shareholders of subsidiaries	(7,473)	—
Loan from minority shareholders of subsidiaries	—	(47,800)
Minority interests	(33,399)	11,947
	(11,612)	160,487
Acquisition of loan owed by the subsidiary	9,923	
Goodwill written off	238,721	7,737
	237,032	168,224
Satisfied by:		
Issue of convertible bonds	237,023	—
Cash	9	168,224
	237,032	168,224

Subsidiaries acquired during the year made no significant contribution to the Group in respect of the cash flows, turnover, contribution to the consolidated profit after tax and before minority interests for last year.

Analysis of net inflow/(outflow) of cash and cash equivalents in respect of the purchase of subsidiaries:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Cash consideration	(9)	(168,224)
Cash and bank balances of acquired subsidiaries	29,432	—
Net inflow/(outflow) of cash and cash equivalents in respect of the purchase of subsidiaries	29,423	(168,224)

(b) DISPOSAL OF A SUBSIDIARY

	2000	**1999**
	HK$'000	*HK$'000*
Net asset disposed:		
Fixed assets	56	—
Cash and bank	24,754	—
Accounts receivable	403	—
Accounts payable	(105)	—
Minority interest	(11,716)	—
	13,392	—
Gain on disposal of a subsidiary	8,602	—
	21,994	—
Sales consideration	21,994	—

Analysis of the net outflow in respect of the disposal of a subsidiary:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Cash consideration	21,994	—
Cash and bank balances of a subsidiary disposed	(24,754)	—
Net outflow of cash and cash equivalents in respect of disposal of a subsidiary	(2,760)	—

32. LEASE COMMITMENTS

As at 31st December 2000, the Group had commitments under operating leases in respect of land and buildings to make payments in the few next years as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Operating leases expiring		
— within one year	5,011	1,808
— in the second to fifth years inclusive	66,836	23,150
— after five years	150	—
	71,997	24,958

33. OTHER COMMITMENTS

As at 31st December 2000, the Group had the following commitments:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
(a) Capital commitments in respect of purchase of fixed assets including toll road and properties under development:		
Contracted but not provided for	1,312,850	1,542,633
Authorised but not contracted for	21,169	293,355
	1,334,019	1,835,988
(b) Financial commitments in respect of investments in associated companies and joint ventures:		
Contracted but not provided for *(note (i))*	336,551	466,715
Authorised but not contracted for	76,161	205,000
	412,712	671,715

(i) On 8th December 2000, the Group entered into an agreement with a subsidiary of Yue Xiu to acquire the remaining 49 per cent interest in Xian-Lintong Expressway at a total consideration of HK$173,000,000. The acquisition was completed on 15th February 2001.

	2000	1999
(c) Share of capital commitments of jointly controlled entities contracted but not provided for	379,478	475,001

34. CONTINGENT LIABILITIES

As at 31st December 2000, the Group and the Company had contingent liabilities not provided for as follows:

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a) Guarantees for banking and loan facilities granted to				
— subsidiaries	—	—	933,894	1,006,663
— jointly controlled entities	1,050,171	1,050,171	96,900	96,900
	1,050,171	1,050,171	1,030,794	1,103,563

(b) At 31st December 2000 and 1999, the Group charged the income derived from its 24.3 per cent effective interest in an associated company to a bank in favour of one of the shareholders of that associated company, (the "Shareholder") in respect of the Shareholder's repayment of bank loan amounted to Rmb500 million (approximately HK$467 million) and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Shareholder to the Group against all liabilities arising from such charge. In addition, Yue Xiu has issued an indemnity to the Group under which any shortfall to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Shareholder to the Group is insufficient to cover the Relevant Loan.

35. PLEDGE OF ASSETS

At 31st December 2000 certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) Mortgages on the Group's properties under development, fixed assets and investment properties with an aggregate carrying value of HK$394 million (1999: HK$363 million), HK$477 million (1999: HK$524 million) and HK$1,352 million (1999: HK$1,404 million) respectively; and

(b) Fixed deposits of the Group amounting to HK$217 million (1999: HK$225 million).

36. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed in notes 33(b)(i) and 34(b) to the accounts, other significant related party transactions, which carried out in the normal course of the Group's business are as follows:

		2000	1999
		HK$'000	*HK$'000*
(a)	Loan interest paid to		
	— a shareholder	13,117	18,106
	— related companies *(note)*	3,655	5,523
	— minority shareholders of subsidiaries	1,902	19,107
	Rental expenses paid to a shareholder	1,296	1,295
	Management fee to a minority shareholder of a subsidiary	6,350	8,680
	Interest received from minority shareholders of subsidiaries	3,655	460
	Sales to minority shareholders of subsidiaries	—	5,669

Note: The related companies are under common control as the Company.

(b) Fixed cost services agreements were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of these subsidiaries including the collection of toll charges and repairs and maintenance in return for a management fee at the fixed rate of 18 per cent of the gross aggregate toll revenue of each of the toll highways per annum. Management fee paid and payable to GHDC during the year amounted to HK$60,813,000 (1999: HK$59,336,000).

(c) Pursuant to an agreement entered into between the Company and Yue Xiu dated 30th May 2000, the Company issued convertible bonds of approximately HK$237,023,000 (as mentioned in note 27(a)) to Yue Xiu as consideration for the acquisition of a group of subsidiaries.

37. APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 23rd April 2001.

3. GROUP STRUCTURE

Principal subsidiaries

As at 31st December, 2000, the Company held shares/interests in the following principal subsidiaries:

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Effective percentage of equity held by the Company Indirect	Nature of business
*APT Parking Limited	Hong Kong	Ordinary HK$10,000	—	70	Car parking management
*Beexiu Industrial (Shenzhen) Co., Ltd.	The People's Republic of China	HK$7,000,000	—	51	Property development
Better Wealth Development Limited	Hong Kong	Ordinary HK$2	—	100	Property development
Bright Rise Investment Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
Centre Full Enterprises Limited	Hong Kong	Ordinary HK$2	—	70	Investment holding
Century Cement Trading Company Limited	Hong Kong	Ordinary HK$5,000	—	70	Trading of cement
Charm Smart Development Limited	Hong Kong	Ordinary HK$2	—	100	Property development
Charcon Development Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
#China Century Cement Limited	Bermuda	Ordinary US$26,290	—	70	Investment holding
#*China Century Cement International Limited	Bermuda	Ordinary US$12,000	100	—	Investment holding
China Information Technology Industry Co., Limited	Hong Kong	Ordinary HK$3,000	—	46.7	Provision of information technology services and products

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
China Information Technology Industry Co., Ltd.	The People's Republic of China	Rmb20,000,000	—	42	Provision of information technology services and products
*Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	MOP200,000	—	100	Property development
*Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	MOP100,000	—	100	Property management
Crown Smart Investment Limited	Hong Kong	Ordinary HK$2	—	100	Property development
*Dalian Perfect Base Property Development Co., Ltd.	The People's Republic of China	US$7,500,000	—	51	Property development
#*Denney Investments Limited	British Virgin Islands	Ordinary US$50,000	—	51	Investment holding
Easy Excel Development Limited	Hong Kong	Ordinary HK$2	—	100	Investment holding
Elsburg Limited	Hong Kong	Ordinary HK$10,000	—	100	Property investment
Eternal Fine International Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
#*Everfaith Investment Limited	British Virgin Islands	Ordinary US$1	100	—	Investment holding
Ever Famous International Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
#*First-Win Group Limited	British Virgin Islands	Ordinary US$1	—	51	Investment holding
Forward Mark Limited	Hong Kong	Ordinary HK$1,000	—	36.91	Investment holding

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
Front Riches Limited	Hong Kong	Ordinary HK$10,000	—	100	Property investment
Fullyworld Investments Limited	Hong Kong	Ordinary HK$10,000	—	36.91	Investment holding
Fundscore Development Limited	Hong Kong	Ordinary HK$500,000	—	100	Property investment
Glow Bright Investment Limited	Hong Kong	Ordinary HK$2	—	51	Investment holding
#*Goldtech Worldwide Limited	British Virgin Islands	Ordinary US$1	—	51	Investment holding
Grand System Development Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
*Guangdong Yuequn Concrete Company Limited	The People's Republic of China	US$1,330,000	—	63	Manufacture and sale of concrete
*Guangdong Yuesheng Concrete Co., Ltd.	The People's Republic of China	US$1,494,000	—	63	Manufacture and sale of concrete
*Guangzhou Bright Growth City Real Estates Co. Ltd.	The People's Republic of China	Rmb96,350,000	—	40.8	Property development
*Guangzhou Carry Win City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou Cement Factory	The People's Republic of China	Rmb114,240,000	—	49	Manufacture and sale of cement
*Guangzhou Central Funds City Real Estates Co. Ltd.	The People's Republic of China	Rmb70,020,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
*Guangzhou Charcon Real Estate Company Limited	The People's Republic of China	HK$259,670,000	—	51	Property development
*Guangzhou Charho Real Estate Company Limited	The People's Republic of China	US$5,000,000	—	51	Property development
*Guangzhou Charmlink City Real Estates Co., Ltd.	The People's Republic of China	Rmb55,550,000	—	40.8	Property development
*Guangzhou Cowan City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou Eastern Growth City Real Estates Co., Ltd.	The People's Republic of China	Rmb41,500,000	—	40.8	Property development
*Guangzhou Faithbond City Real Estates Co., Ltd.	The People's Republic of China	Rmb48,900,000	—	40.8	Property development
*Guangzhou Faithlink City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,140,000	—	40.8	Property development
*Guangzhou Five Rams Cement Company Limited	The People's Republic of China	Rmb101,760,000	—	49	Manufacture and sale of slurry for the production of clinker
*Guangzhou Guangxiu City Real Estates Co., Ltd.	The People's Republic of China	Rmb63,150,000	—	40.8	Property development
*Guangzhou Honour City Real Estates Co. Ltd.	The People's Republic of China	Rmb55,150,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Effective percentage of equity held by the Company Indirect	Nature of business
#*Guangzhou Investment (China Property) Company Limited	British Virgin Islands	Ordinary HK$5,000	—	51	Investment holding
Guangzhou Investment Finance Company Limited	Hong Kong	Ordinary HK$2	100	—	Financial services
#*Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	Ordinary HK$1	—	100	Investment holding
*Guangzhou Investment Information Technology Company Limited	The People's Republic of China	Rmb1,000,000	—	95	Investment holding
#*Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	Ordinary HK$1	—	100	Investment holding
#*Guangzhou Investment Property Holdings Limited	British Virgin Islands	Ordinary US$1	100	—	Investment holding
*Guangzhou Jieyacheng Real Estate Development Co., Ltd.	The People's Republic of China	HK$92,000,000	—	46.92	Property development
*Guangzhou Keen Asia City Real Estates Co., Ltd.	The People's Republic of China	Rmb48,900,000	—	40.8	Property development
*Guangzhou Long Win City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou May Hua City Real Estates Co. Ltd.	The People's Republic of China	Rmb44,500,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
*Guangzhou Million Top City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou Nanxin Highways Development Company Limited	The People's Republic of China	Rmb42,439,000	—	29.53	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
*Guangzhou Paper Limited	The People's Republic of China	Rmb827,590,000	—	51	Manufacture and sale of newsprint and corrugated paper
*Guangzhou Perfect City Real Estates Co., Ltd.	The People's Republic of China	Rmb50,170,000	—	40.8	Property development
*Guangzhou Qiaowei Highways Development Company Limited	The People's Republic of China	Rmb12,326,000	—	32.85	Investment holding
*Guangzhou Seaport City Real Estates Co. Ltd.	The People's Republic of China	Rmb80,120,000	—	40.8	Property development
*Guangzhou Sincere Land City Real Estates Co., Ltd.	The People's Republic of China	Rmb48,900,000	—	40.8	Property development
*Guangzhou Suiqiao Development Company Limited	The People's Republic of China	Rmb1,000,000	—	29.53	Investment holding
*Guangzhou Sun Peak City Real Estates Co., Ltd.	The People's Republic of China	Rmb50,140,000	—	40.8	Property development
*Guangzhou Super Cain City Real Estates Co., Ltd.	The People's Republic of China	Rmb56,440,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
*Guangzhou Swiss Joy City Real Estates Co., Ltd.	The People's Republic of China	Rmb56,440,000	—	40.8	Property development
*Guangzhou Taihe Highways Development Company Limited	The People's Republic of China	Rmb46,794,000	—	29.53	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua
*Guangzhou Tailong Highways Development Company Ltd.	The People's Republic of China	Rmb35,000,000	—	18.82	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and the Provincial Highway 1909 linking Conghua and Longtan
*Guangzhou Talent Gather City Real Estates Co. Ltd.	The People's Republic of China	Rmb41,500,000	—	40.8	Property development
*Guangzhou Tiyu Building Company Limited	The People's Republic of China	US$26,700,000	—	51	Property development and investment
*Guangzhou Top Jade City Real Estates Co. Ltd.	The People's Republic of China	Rmb41,500,000	—	40.8	Property development
*Guangzhou Tung Win City Real Estates Co. Ltd.	The People's Republic of China	Rmb41,500,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
*Guangzhou Unionwin City Real Estates Co., Ltd.	The People's Republic of China	Rmb61,490,000	—	40.8	Property development
*Guangzhou Weian Highways Development Company Limited	The People's Republic of China	Rmb52,725,000	—	29.53	Development and management of Guangshan Highway linking Guangzhou and Shantou
*Guangzhou Winbase City Real Estates Co. Ltd.	The People's Republic of China	Rmb41,500,000	—	40.8	Property development
*Guangzhou Winfair City Real Estates Co., Ltd.	The People's Republic of China	Rmb86,130,000	—	40.8	Property development
*Guangzhou Winner City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou Wise Leader City Real Estates Co., Ltd.	The People's Republic of China	Rmb33,040,000	—	40.8	Property development
*Guangzhou Worldheart City Real Estates Co., Ltd.	The People's Republic of China	Rmb99,600,000	—	40.8	Property development
*Guangzhou Xinguang Highways Development Company Limited	The People's Republic of China	Rmb43,000,000	—	20.3	Development and management of Guanghua Highway linking Guangzhou and Huadu
*Guangzhou Yieldwise City Real Estates Co., Ltd.	The People's Republic of China	Rmb48,900,000	—	40.8	Property development

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Effective percentage of equity held by the Company Indirect	Nature of business
*Guangzhou Yue Xiu Property Management Company Limited	The People's Republic of China	Rmb1,000,000	—	30.6	Property management
*Guangzhou Zhujiang Cement Co. Ltd.	The People's Republic of China	Rmb278,000,000	—	49.7	Manufacture and sale of cement
*Guangzhou Ziwei Real Estates Co., Ltd.	The People's Republic of China	Rmb207,010,000	—	40.8	Property development
#*GZI Transport (Holdings) Limited	British Virgin Islands	Ordinary HK$1,848,497,550	—	51	Investment holding
#GZI Transport Limited	Bermuda	Ordinary HK$103,750,353	0.04	36.87	Investment holding
#*Honstar Investments Limited	British Virgin Islands	Ordinary US$1	—	51	Investment holding
*Hunan Yue Tung Highway and Bridge Development Company Limited	The People's Republic of China	Rmb21,000,000	—	27.68	Development and management of Xiang Jiang Bridge II in Hunan Province
Intro-Win Development Limited	Hong Kong	Ordinary HK$5,000,000	—	26.01	Investment holding
Jamsin Limited	Hong Kong	Ordinary HK$2	100	—	Property holding
Jankon International Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
Jumbo Good Development Limited	Hong Kong	Ordinary HK$2	—	100	Property investment
#Jumbo King Development Limited	Hong Kong	Ordinary HK$2	100	—	Property investment
Kam Hon Investment Company Limited	Hong Kong	Ordinary HK$1,000,000	—	51	Investment holding

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Effective percentage of equity held by the Company Indirect	Nature of business
#*Kiu Fung Limited	British Virgin Islands	Ordinary HK$2	—	36.91	Investment holding
Light Home Development Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
Master Jet Industrial Limited	Hong Kong	Ordinary HK$10,000	—	70	Investment holding
Merry Growth Development Limited	Hong Kong	Ordinary HK$100	—	100	Property investment
Multi-Way Industries Limited	Hong Kong	Ordinary HK$10,000,000	—	38.5	Manufacture and sale of concrete
Nation Harvest Development Limited	Hong Kong	Ordinary HK$2	—	100	Investment holding
Pacific Max Industrial Limited	Hong Kong	Ordinary HK$10,000	—	100	Investment holding
Perfect Base Development Limited	Hong Kong	Ordinary HK$1,000,000	—	51	Investment holding
Raybeach Investment Limited	Hong Kong	Ordinary HK$10,000	—	89.5	Property investment
#*Round Table Holdings Limited	British Virgin Islands	Ordinary HK$100	100	—	Investment holding
*Shaanxi Jinxiu Transport Co., Limited	The People's Republic of China	Rmb10,000,000	—	18.82	Development and management of Xian Lintong Expressway in Shaanxi Province
Smart Perfect Development Limited	Hong Kong	Ordinary HK$2	—	100	Investment holding
Smart Rise Development Limited	Hong Kong	Ordinary HK$100	—	100	Property investment
Smart Top Enterprises Limited	Hong Kong	Ordinary HK$2	—	36.91	Property holding

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
*Sociedade de Fomento Predial Codo (Macau), Limitada	Macau	MOP100,000	—	100	Property development
Star Noble Enterprises Limited	Hong Kong	Ordinary HK$1,000,000	—	30.6	Investment holding
#*Super Gain Development Limited	British Virgin Islands	Ordinary HK$350,000	—	51	Investment holding
#*Superland Development Ltd.	British Virgin Islands	Ordinary HK$10,000	—	51	Investment holding
Takwill International Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
Top Health International Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
Viclong Company Limited	Hong Kong	Ordinary HK$10,000	—	100	Property investment
Worldbest Development Limited	Hong Kong	Ordinary HK$10,000	—	51	Investment holding
*Xinfeng Yuexin Highway Development Limited	The People's Republic of China	Rmb88,000,000	—	20.3	Development and management of the Xinfeng Highways in Xinfeng
Yue Chi Cement Company Limited	Hong Kong	Ordinary HK$8,000,000	—	38.5	Trading and transportation of cement
Yue Xiu Concrete Company Limited	Hong Kong	Ordinary HK$10,000,000	—	35.7	Manufacture and sale of concrete
*Yue Xiu Investment (China) Company Limited	The People's Republic of China	Rmb39,015,773.09	100	—	Investment holding
Yue Xiu Property Agency Limited	Hong Kong	Ordinary HK$2	—	100	Property agency services

Name of subsidiary	Place of incorporation/ establishment	Issued/registered share capital and paid up capital	Effective percentage of equity held by the Company Direct	Indirect	Nature of business
Yue Xiu Property Consultants Limited	Hong Kong	Ordinary HK$100 Non-voting deferred HK$500,000	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	Ordinary HK$10,000	—	100	Building management service

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* Subsidiaries not audited by PricewaterhouseCoopers, Hong Kong.

Companies operate principally in Hong Kong instead of in their respective places of incorporation/establishment except Jumbo King Development Limited which operates in Singapore.

Principal Associated Companies

As at 31st December, 2000, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/ establishment	Effective percentage holding	Nature of business
Country Calm Investment and Development Limited	Macau	50	Property development
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	25	Investment holding
Guangdong Humen Bridge Co., Ltd	The People's Republic of China	8.86	Development and management of Humen Bridge In Humen
Guangzhou Jiehing Property Development Company Limited	The People's Republic of China	13.6	Property development
Guangzhou Jinpeng Group Co., Ltd.	The People's Republic of China	32.75	Mobile communication equipment manufacturing and integration
Guangzhou Northring Freeway Co., Ltd.	The People's Republic of China	8.97	Development and management of Guangzhou City Northern Ring Road
Guangdong Qinglian Highway Development Co., Ltd.	The People's Republic of China	5.76	Development and management of National Highway 107 linking Qingyuan and Lianzhou
Guangzhou Xin Yue Real Estate Development Co. Ltd.	The People's Republic of China	14.38	Property development

Name of associated company	Place of incorporation/ establishment	Effective percentage holding	Nature of business
Hainan China City Property Development Co. Ltd.	The People's Republic of China	15.91	Property development
Well Force Properties Ltd.	British Virgin Islands	13.6	Investment holding

All associated companies are not audited by PricewaterhouseCoopers, Hong Kong.

Principal Jointly Controlled Entities

As at 31st December, 2000, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of incorporation/ establishment	Effective percentage of indirect interest in ownership/ voting power/ profit sharing	Nature of business
Fujian Yue Xiu Shao Wu Pulp and Paper Manufacturing Company Limited	The People's Republic of China	51 54.55 51	Manufacture and sale of pulp and paper
Guangdong Xinshidai Real Estate Ltd.	The People's Republic of China	22.95 33.33 22.44	Property development
Guangzhou Charfar Real Estate Company Limited	The People's Republic of China	19.51 55.56 19.51	Property development
Guangzhou Five Rams Express Transport Company Limited	The People's Republic of China	23.47 42.86 23.47	Transportation service

Name of jointly controlled entity	Place of incorporation/ establishment	Effective percentage of indirect interest in ownership/ voting power/ profit sharing	Nature of business
Guangzhou Northern Second Ring Expressway Co., Limited	The People's Republic of China	18.82 50 18.82	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	The People's Republic of China	15.3 28.57 15.3	Property development and management
Huadu Cement Limited	The People's Republic of China	35 50 35	Manufacture and sale of cement
Tangshan Qixin Cement Company Limited	The People's Republic of China	51 55.56 51	Manufacture and sale of cement
Zhoushan Xinyuan Real Estate Development Co., Ltd.	The People's Republic of China	19.38 33.33 19.38	Property development

All jointly controlled entities are not audited by PricewaterhouseCoopers, Hong Kong.

4. 2001 INTERIM RESULTS

The following is a summary of the unaudited consolidated interim results of the Group for the six months ended 30th June, 2001 with comparative figures for the previous corresponding period, as extracted from the 2001 interim report of the Company.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited Six months ended 30th June,	
		2001	**2000**
	Note	*HK$'000*	*HK$'000*
Turnover	1	1,734,760	1,424,583
Cost of sales		(1,092,819)	(943,235)
Gross profit		641,941	481,348
Other revenues		45,767	71,525
Selling and distribution expenses		(38,134)	(20,679)
Administrative expenses		(265,214)	(201,131)
Other operating expenses		(21,719)	(12,395)
Operating profit	2	362,641	318,668
Finance costs		(123,346)	(120,389)
Share of profits (losses) of			
Associated companies		52,791	66,114
Jointly controlled entities		(9,748)	675
Profit before taxation		282,338	265,068
Taxation	3	(49,295)	(44,863)
Profit after taxation		233,043	220,205
Minority interests		(186,623)	(182,030)
Profit attributable to shareholders		46,420	38,175
Earnings per share	5		
Basic		1.18 cents	0.97 cent
Fully diluted		1.15 cents	0.94 cent

1. SEGMENT INFORMATION

The Group is principally engaged in the operation of toll roads, property sales, property rental and management, sales of newsprint and corrugated paper and sales of cement and ready-mixed concrete.

An analysis of the Group's revenue and results for the period by principal activity and market is as follows:

	Six months ended 30th June,			
	Turnover		Operating profit	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Principal activities:				
Operation of toll roads	214,169	231,304	130,824	164,439
Property sales, property rental and management	331,830	366,679	89,913	95,766
Sales of newsprint and corrugated paper	661,199	393,848	130,958	54,038
Sales of cement and ready-mixed concrete	527,562	432,752	32,832	15,651
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668
Principal markets:				
Mainland China ("China")	1,430,358	1,210,545	320,081	281,083
Hong Kong	303,092	212,816	67,604	53,601
Overseas	1,310	1,222	(3,158)	(4,790)
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668

2. OPERATING PROFIT

	Six months ended 30th June, 2001	2000
	HK$'000	*HK$'000*
Operating profit is stated after crediting and charging the following:		
Crediting		
Gain on disposal of a subsidiary	—	1,857
Net exchange gain	1,938	2,085
Charging		
Interest on borrowings	123,346	120,389
Depreciation:		
Owned fixed assets	135,787	114,409
Leased fixed assets	385	499
Amortisation of other investment	2,081	6,319
Amortisation of goodwill	796	—
Loss on disposal of fixed assets	673	—

3. TAXATION

Hong Kong profits tax has been provided at the rate of 16 per cent (2000: 16 per cent) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June, 2001	2000
	HK$'000	*HK$'000*
Hong Kong profits tax	6,911	6,689
Overseas taxation	37,250	31,467
Deferred taxation	917	3,948
	45,078	42,104
Share of taxation attributable to associated companies	4,217	2,759
	49,295	44,863

4. DIVIDENDS

The directors do not propose the payment of an interim dividend in 2001 (2000: nil).

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$46,420,000 (2000: HK$38,175,000) and the weighted average of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$53,638,661 (after taking into account the effect of interest on convertible bonds) (2000: HK$37,541,000) and the weighted average number of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period plus the weighted average number of 733,682,323 (2000: 36,979,049) potential dilutive ordinary shares deemed to be issued in respect of the outstanding share options and convertible bonds.

The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

31st December, 2001

The Directors
Guangzhou Investment Company Limited
BNP Paribas Peregrine Capital Limited

Dear Sirs,

We set out below our report on the financial information relating to Guangzhou Construction & Development Holdings (China) Limited (the "Company") and the companies which will become its subsidiaries in accordance with the Conditional Sale and Purchase Agreement dated 10th December, 2001 (the "Conditional Agreement") entered into between Guangzhou Investment Company Limited ("GZI") and Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), details of which are set out in the letter from the Board contained in the circular to the shareholders of GZI dated 31st December, 2001) (the "Circular"), for each of the three years ended 31st December, 2000 and the six months ended 30th June, 2001 (the "Relevant Periods"), for inclusion in the Circular.

The Company was incorporated for the purpose of acquiring certain interests in Guangzhou City Construction & Development Holdings Limited (廣州市城市建設開發集團有限公司) ("Guangzhou Construction") and the entities controlled/owned by Guangzhou Construction (hereinafter collectively referred to as the "Business Entities"). Guangzhou Construction was established in 1983 as a state owned enterprise in the People's Republic of China (the "PRC") under the supervision of Guangzhou Construction Commission. The Business Entities are principally engaged in property investment and development businesses in Guangzhou City. Details of the Business Entities are set out in note 27 in Section V. To facilitate the transfer of the Business Entities to the Company as one of the conditions precedent to the completion of the Conditional Agreement, Guangzhou Construction will undergo a reorganisation (the "Reorganisation") whereby the Business Entities will be converted into sino-foreign joint venture companies. Upon completion of the Reorganisation and the Conditional Agreement, the Company will become the holding company of these sino-foreign joint venture companies (the Company and the sino-foreign joint venture companies shall hereinafter collectively be referred to as the "Group").

The Company was incorporated as a limited liability company in the British Virgin Islands on 20th September, 2001 and has not carried on any business since the date of its incorporation. The financial information as set out in Sections I to V below (the "Financial Information"), has been prepared on the basis as if the Reorganisation had already been completed and the group structure had been in existence throughout the Relevant Periods. The Financial Information, including the combined profit and loss accounts and combined cash flow statements of the Group for the Relevant Periods, the combined balance sheets of the Group as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 and the notes thereto, has been prepared based on the audited accounts or, where appropriate, management accounts of all companies comprising the Group, after making such adjustments as are appropriate. The directors of the respective companies within the Group are responsible for preparing these accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The audited accounts or management accounts of certain companies comprising the Group incorporated in the PRC were prepared in accordance with the relevant accounting principles and financial regulations applicable to those companies. For the purpose of this report, we have undertaken our own independent audits of the accounts of these companies for the Relevant Periods in accordance with Statements of Auditing Standards in Hong Kong issued by the Hong Kong Society of Accountants.

We have examined the Financial Information in accordance with Statements of Auditing Standards in Hong Kong issued by the Hong Kong Society of Accountants and have carried out such additional procedures as are necessary, in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the Hong Kong Society of Accountants.

The directors of the Company (the "Directors") are responsible for the Financial Information. It is our responsibility to form an independent opinion on the Financial Information.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in the preceding paragraphs above, gives a true and fair view of the combined results and cash flows of the Group for the Relevant Periods and of the combined balance sheets of the Group as at 31st December, 1998, 1999 and 2000 and 30th June, 2001.

FINANCIAL INFORMATION

I. COMBINED PROFIT AND LOSS ACCOUNTS

The following is a summary of the combined profit and loss accounts of the Group for the Relevant Periods, prepared on the basis set out in Section V(1) below, after making such adjustments as are appropriate:

	Section V Note	**Year ended 31st December, 1998**	**1999**	**2000**	**Six months ended 30th June, 2001**
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	3	999,034	1,629,484	1,609,275	536,998
Cost of sales		(642,544)	(868,476)	(851,532)	(409,681)
Gross profit		356,490	761,008	757,743	127,317
Other revenues	3	73,942	331,370	37,986	12,719
Write back of provision for technological improvement costs	4	—	—	—	135,035
Selling and distribution costs		(30,582)	(19,560)	(72,869)	(27,121)
General and administrative expenses		(196,815)	(309,197)	(259,086)	(75,641)
Operating profit	5	203,035	763,621	463,774	172,309
Finance costs	6	(14,433)	(22,974)	(30,598)	(25,625)
Profit before taxation		188,602	740,647	433,176	146,684
Taxation	7	(48,711)	(252,728)	(143,483)	(15,915)
Profit after taxation		139,891	487,919	289,693	130,769
Minority interests		(38,912)	(89,335)	(87,307)	(16,682)
Net profit	18	100,979	398,584	202,386	114,087
Profit distribution	18	29,263	159,808	16,990	16,320

II. COMBINED BALANCE SHEETS

The following is a summary of the combined balance sheets of the Group as at the end of each of the Relevant Periods prepared on the basis set out in Section V(1) below, after making such adjustments as are appropriate:

	Section V Note	As at 31st December, 1998	1999	2000	As at 30th June, 2001
		RMB'000	RMB'000	RMB'000	RMB'000
Fixed assets	11	459,089	481,130	660,970	630,229
Long-term investments	12	366,873	558,145	597,663	601,731
		825,962	1,039,275	1,258,633	1,231,960
Current assets					
Properties held for/under development for sale	13	1,034,646	1,504,413	3,278,488	3,786,170
Properties held for sale		727,360	740,080	862,906	966,128
Inventories	14	41,007	22,747	39,858	24,950
Accounts receivable, prepayments and other receivables	15	903,116	843,277	564,571	454,624
Bank balances and cash	16	428,051	779,734	580,838	689,987
		3,134,180	3,890,251	5,326,661	5,921,859
Current liabilities					
Accounts payable, other payables and receipts in advance	17	1,727,659	1,865,597	1,554,535	1,564,221
Land premium payable and accrued construction costs		961,687	1,371,718	2,000,056	2,342,505
Bank loans, secured	22	181,500	477,936	674,000	917,000
Current portion of long-term liabilities	19	—	—	—	140,000
Taxation payable		30,375	110,655	13,788	24,430
		2,901,221	3,825,906	4,242,379	4,988,156
Net current assets		232,959	64,345	1,084,282	933,703
Total assets less current liabilities		1,058,921	1,103,620	2,342,915	2,165,663

	Section V Note	As at 31st December, 1998 RMB'000	1999 RMB'000	2000 RMB'000	As at 30th June, 2001 RMB'000
Financed by:					
Owner's equity	18	621,979	861,346	1,048,051	1,142,008
Minority interests		108,852	148,018	198,052	214,734
Long-term liabilities	19	66,238	22,456	985,227	711,990
Deferred taxation	20	261,852	71,800	111,585	96,931
		1,058,921	1,103,620	2,342,915	2,165,663

III. COMBINED CASH FLOW STATEMENTS

The following is a summary of the combined cash flow statements of the Group for the Relevant Periods, prepared on the basis set out in Section V(1) below, after making such adjustments as are appropriate:

	Section V Note	Year ended 31st December, 1998	1999	2000	Six months ended 30th June, 2001
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Net cash inflow/(outflow) from operating activities	21(a)	60,912	953,745	(139,272)	39,622
Returns on investment and servicing of finance					
Interest received		25,019	24,455	9,220	11,083
Interest paid		(14,433)	(22,974)	(30,598)	(25,625)
Dividend received		48,923	62,364	28,766	1,636
Dividend paid		(29,263)	(159,808)	(16,990)	(16,320)
Dividend paid to minority shareholders		(14,700)	(50,169)	(37,273)	—
Net cash inflow/(outflow) from returns on investments and servicing of finance		15,546	(146,132)	(46,875)	(29,226)
Taxation					
PRC income tax paid		(74,061)	(362,500)	(200,565)	(19,927)
Investing activities					
Purchase of fixed assets		(76,309)	(77,780)	(238,936)	(19,464)
Sale of fixed assets		1,154	36,950	19,223	39,056
Purchase of investments		(101,902)	(305,845)	(39,518)	(5,556)
Net cash (outflow)/inflow from investing activities		(177,057)	(346,675)	(259,231)	14,036
Net cash (outflow)/inflow before financing		(174,660)	98,438	(645,943)	4,505

	Section V Note	Year ended 31st December, 1998	1999	2000	Six months ended 30th June, 2001
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Financing	21(b)				
New bank loans raised		—	304,003	429,839	338,000
Repayment of bank loans		(62,553)	(6,500)	(3,500)	(32,057)
Net increase/(decrease) in other long-term liabilities		8,578	(44,849)	12,496	(196,180)
Net cash (outflow)/inflow from financing		(53,975)	252,654	438,835	109,763
(Decrease)/increase in bank balances and cash		(228,635)	351,092	(207,108)	114,268
Exchange differences		(1,760)	591	8,212	(5,119)
Bank balances and cash at beginning of year/period		658,446	428,051	779,734	580,838
Bank balances and cash at end of year/period		428,051	779,734	580,838	689,987

IV. COMBINED STATEMENTS OF RECOGNISED GAINS AND LOSSES

The following is a summary of the combined statements of recognised gains and losses of the Group for the Relevant Periods, prepared on the basis set out in Section V(1) below, after making such adjustments as appropriate:

	Section V Note	**Year ended 31st December, 1998**	**1999**	**2000**	**Six months ended 30th June, 2001**
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Exchange differences arising from translation of an overseas subsidiary	18	(1,760)	591	1,309	(3,810)
Profit for the year/period	18	100,979	398,584	202,386	114,087
Total recognised gains and losses		99,219	399,175	203,695	110,277

V. NOTES TO THE COMBINED FINANCIAL STATEMENTS OF THE GROUP

1. BASIS OF PREPARATION

The Financial Information in this report has been prepared under the historical cost convention in conformity with accounting principles generally accepted in Hong Kong ("HK GAAP") and comply with accounting standards issued by the Hong Kong Society of Accountants ("SSAPs"), including the following SSAPs effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised)	: Events after the balance sheet date
SSAP 14 (revised)	: Leases (effective for periods commencing on or after 1st July, 2000)
SSAP 26	: Segment reporting: Business combinations
SSAP 28	: Provisions, contingent liabilities and contingent assets
SSAP 29	: Intangible assets
SSAP 30	: Business combinations
SSAP 31	: Impairment of assets
SSAP 32	: Consolidated financial statements and accounting for investments in subsidiaries

This basis of accounting differs in certain material respects from that used in the preparation of the statutory accounts of the Business Entities incorporated or established in the PRC. These PRC statutory accounts have been prepared in accordance with accounting principles and financial regulations applicable to PRC enterprises. Appropriate adjustments have been made to these statutory accounts to conform with HK GAAP. Differences arising from the adjustments have not been incorporated in the Business Entities accounting records.

For the purpose of this report, the summary of the combined results, combined cash flow statements and combined statements of recognised gains and losses of the Group for the Relevant Periods, as detailed in Sections I, II, III and IV above include the results, cash flows and recognised gains and losses of the companies which will constitute the Group upon completion of the Reorganisation and Conditional Agreement and as if the structure of the Group had been in existence throughout the Relevant Periods, or since their respective dates of incorporation or establishment, whichever is a shorter period.

The summary of the combined balance sheets of the Group as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 as detailed in Section II above has been prepared to present the assets and liabilities of the Group as at these dates as if the structure of the Group had been in existence at these dates. As at 30th June, 2001, the Company was not yet incorporated and therefore there was no issued share capital. Owner's equity is presented in lieu of the share capital of the Company for the purpose of this accountants' report.

All significant intra-group transactions and balances have been eliminated on combination.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the Group in the preparation of the Financial Information set out in this report are as follows:

(a) Subsidiaries

A subsidiary is a company in which the Group has the power to govern its financial and operating policies so as to obtain benefits from its activities.

(b) **Fixed assets**

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at cost at the balance sheet date.

Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less in which case depreciation is provided on the carrying amount over the remaining term of the lease.

(ii) *Other properties*

Other properties are interests in land and buildings other than investment properties and are stated at costs less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. Carrying amount of a leasehold land and building is the amount at which it is included in the balance sheet after deducting any accumulated depreciation and accumulated impairment losses, if any, its estimated residual value. The principal annual rates used for the purpose are 2 to 7 per cent.

(iii) *Construction in progress*

Construction in progress is stated at cost and comprises office buildings under construction. No depreciation and amortisation is provided on construction in progress until such time as the relevant assets are completed and put into use.

(iv) *Other fixed assets*

Other fixed assets, comprising office equipment, motor vehicles and plant and machinery are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rate sufficient to write off their cost less impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Office equipment	20 per cent
Motor vehicles	10 to 20 per cent
Machinery	5 to 33 per cent

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(v) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(c) **Properties held for/under development for sale**

Properties held for/under development for sale are stated at cost which comprises land at cost, development and construction expenditures, borrowing costs capitalised and other direct costs attributable to the development net of incidental rental income, plus attributable profits recognised on the basis set out in note 2(j)(ii) to date, less provisions for foreseeable losses and sales instalments received.

(d) **Properties held for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditures, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

(e) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(f) **Other investments**

Other investments held for long-term are stated at cost less any provision made to the extent that the Directors consider significant permanent diminution in value other than temporary has taken place.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(g) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of production overhead expenditures. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(i) **Deferred taxation**

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(j) **Revenue recognition**

(i) Revenue arising from the sale of properties held for sale is recognised on the execution of legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development for sale in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development for sale are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales deposits and instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its right to resell the property, sales deposits and instalments received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a time proportion basis.

(iv) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v) Property management fee income is recognised in the year in which the services are rendered.

(vi) Agency fee revenue from property broking and other service income are recognised when the relevant agreement becomes unconditional or irrevocable.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Government subsidies of revenue nature are recognised as other income in the profit and loss account in the year when they become receivable with reasonable assurance.

(k) **Retirement benefit costs**

The Group contributes to a defined contribution retirement scheme organized by the Guangzhou Municipal People's Government which is available to all employees. Contributions to the scheme by the Group and employees are calculated at a percentage of the employees' basic salaries.

The Group's contributions to the defined contribution retirement scheme are charged to the profit and loss account in the year to which they relate.

(l) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(m) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, other investments, properties held for/under development for sale, properties held for sale, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets (note 11).

In respect of geographical segment reporting, sales are based on the country in which the operation is located. Total assets and capital expenditure are where the assets are located.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

(a) Turnover and revenue

The Group is principally engaged in the development of commercial and residential properties and property investments. Revenues recognised during the Relevant Periods are as follows:

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover				
Sales of properties	694,191	1,223,185	1,154,302	258,345
Gross rental income from investment properties	69,910	94,717	105,138	74,049
Sales of merchandise (supermarket operation)	80,356	109,309	136,832	93,531
Property management fee income	86,650	89,702	117,832	65,953
Agency fee revenue and other service income	67,927	112,571	95,171	45,120
	999,034	1,629,484	1,609,275	536,998
Other revenues				
Interest income	25,019	24,455	9,220	11,083
Dividend income from other unlisted investment	48,923	62,634	28,766	1,636
Government subsidies (note)	—	244,281	—	—
	73,942	331,370	37,986	12,719
Total revenues	1,072,976	1,960,854	1,647,261	549,717

Note: Government subsidies in 1999 represents income tax refunded to the Group pursuant to the preferential tax treatment previously granted to the Group. Such preferential tax treatment was abolished with effect from 1st January 2000.

(b) Segment information

The Group is principally engaged in two main business segments:

— Property development and investment

— Property related business including property agency and management services, property project supervision and supermarket operation within the development properties of the Group

There are no sales or other transactions between the business segments.

No geographic segment information has been presented as over 90% of the Group's turnover and operating profit are earned in the PRC and more than 90% of the total assets are located in the PRC.

An analysis of the financial information of the Group by its business segments is as follows:

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover				
Property development and investment	764,101	1,317,902	1,259,440	332,394
Property related business	234,933	311,582	349,835	204,604
	999,034	1,629,484	1,609,275	536,998
Segment results - operating profit				
Property development and investment	198,275	702,509	422,029	149,537
Property related business	4,760	61,112	41,745	22,772
	203,035	763,621	463,774	172,309
Segment assets				
Property development and investment	3,645,973	4,552,336	6,145,169	6,691,923
Property related business	314,169	377,190	440,125	461,896
Combined total assets	3,960,142	4,929,526	6,585,294	7,153,819
Segment liabilities				
Property development and investment	2,498,505	2,960,188	3,955,759	4,062,020
Property related business	190,841	277,127	318,832	368,706
	2,689,346	3,237,315	4,274,591	4,430,726
Unallocated liabilities	539,965	682,847	1,064,600	1,366,351
Combined total liabilities	3,229,311	3,920,162	5,339,191	5,797,077
Capital expenditure				
Property development and investment	73,223	57,913	225,570	7,865
Property related business	3,086	19,867	13,366	11,599
	76,309	77,780	238,936	19,464

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Depreciation				
Property development and investment	10,428	18,592	15,936	7,545
Property related business	5,665	11,120	6,205	3,138
	16,093	29,712	22,141	10,683
Other non-cash expenses				
Property development and investment	39,491	155,073	60,000	1,488

4. WRITE BACK OF PROVISION FOR TECHNOLOGICAL IMPROVEMENT COSTS

The Group had during the three years ended 31st December, 2000 set aside a provision for technical improvement costs in accordance with the requirements of a notice issued by the Municipal Financial Bureau and Municipal State Assets Administration Bureau. As at 1st January, 2001, the accumulated provisions made amounted to approximately Rmb135,035,000.

During the six month ended 30th June, 2001, the Group received a notice issued by the State Administration of Taxation stipulating that enterprises are not allowed to set aside such provision. Accordingly, the Group has written back the accumulated provisions.

5. OPERATING PROFIT

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The operating profit is stated after (crediting)/charging:				
Auditors' remuneration	540	660	690	350
Cost of properties sold	450,269	571,261	565,603	243,463
Cost of merchandise sold	68,317	88,127	123,632	82,560
Depreciation	16,093	29,712	22,141	10,683
(Gain)/loss on disposal of fixed assets	(34)	47,474	1,595	110
Write-off of long-term investments	20,511	—	—	1,488
Provision for doubtful debts	18,980	40,500	60,000	—
Provision for diminution in value of long-term investments	—	114,573	—	—
Staff costs (including directors' emoluments)	38,264	58,718	45,418	20,174
Retirement benefit costs *(note 10)*	4,357	5,658	6,160	3,224

6. FINANCE COSTS

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Interest on bank loans and overdrafts	14,433	22,974	40,520	39,270
Less: Amount capitalised to properties held for/under development for sale	—	—	(9,922)	(13,645)
	14,433	22,974	30,598	25,625

7. TAXATION

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
PRC income tax	62,918	442,780	103,698	30,569
Transfer (from)/to deferred taxation account *(note 20)*	(14,207)	(190,052)	39,785	(14,654)
	48,711	252,728	143,483	15,915

The provision for PRC income tax is based on the statutory rate of 33% of the assessable income for each of the companies and enterprises comprising the Group as determined in accordance with the relevant PRC income tax rules and regulations during the Relevant Periods.

8. EARNINGS PER SHARE

No earnings per share is presented as this would be hypothetical due to the Reorganisation and preparation of the results on a combined basis as disclosed in note 1.

9. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Details of the emoluments paid and payable to the Directors during the Relevant Periods are as follows:

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Fees	—	—	—	—
Basic salaries, housing benefits, other allowances and benefits in kind	661	885	1,254	651
Pension scheme contributions	9	14	19	11
	670	899	1,273	662

The emoluments of the directors fell within the following band:

	Number of directors			
	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
Nil to RMB$1,000,000	6	7	6	6

(b) The five individuals whose emoluments were the highest in the Group during the Relevant Periods were also directors and their emoluments are reflected in the analysis presented above.

(c) During the Relevant Periods, no directors waived any emoluments and no emoluments have been paid by the Group to the directors or the five highest paid individuals as an inducement to join the Group, or as compensation for loss of office.

10. RETIREMENT BENEFIT COSTS

The Group participated in employees' retirement scheme implemented by the local municipal government where the Group operates during the Relevant Periods under which the Group was required to make monthly defined contributions. The contributions made for the years ended 31st December, 1998, 1999 and 2000 and the six months ended 30th June, 2001 amounted to approximately RMB4,357,000, RMB5,658,000, RMB6,160,000 and RMB3,224,000 respectively.

11. **FIXED ASSETS**

	Construction in progress *RMB'000*	Investment properties *RMB'000*	Land and buildings *RMB'000*	Office equipment *RMB'000*	Motor vehicles *RMB'000*	Machinery *RMB'000*	Total *RMB'000*
Cost							
At 1st January, 1998	89,029	92,977	78,008	49,591	22,109	42,463	374,177
Additions	995	—	66,128	5,191	2,825	1,170	76,309
Disposals	—	(39)	(200)	(1,443)	(1,265)	(149)	(3,096)
Transfer from/(to) properties held for sale	—	86,263	(10,476)	—	—	—	75,787
At 31st December, 1998	90,024	179,201	133,460	53,339	23,669	43,484	523,177
Accumulated depreciation							
At 1st January, 1998	—	—	19,100	12,944	8,637	14,127	54,808
Charge for the year	—	—	5,310	3,797	2,932	4,054	16,093
Disposals	—	—	(44)	(804)	(1,098)	(30)	(1,976)
Transfer to properties held for sale	—	—	(4,837)	—	—	—	(4,837)
At 31st December, 1998	—	—	19,529	15,937	10,471	18,151	64,088
Net book value							
At 31st December, 1998	90,024	179,201	113,931	37,402	13,198	25,333	459,089
Cost							
At 1st January, 1999	90,024	179,201	133,460	53,339	23,669	43,484	523,177
Additions	5,200	10,844	51,977	4,902	1,807	3,050	77,780
Disposals	—	(5,981)	(59,988)	(23,025)	(1,354)	(1,088)	(91,436)
Transfer from/(to) properties held for sale	—	61,224	(2,827)	—	—	—	58,397
At 31st December, 1999	95,224	245,288	122,622	35,216	24,122	45,446	567,918
Accumulated depreciation							
At 1st January, 1999	—	—	19,529	15,937	10,471	18,151	64,088
Charge for the year	—	—	17,363	4,708	3,286	4,355	29,712
Disposals	—	—	(3,870)	(2,249)	(435)	(458)	(7,012)
At 31st December, 1999	—	—	33,022	18,396	13,322	22,048	86,788
Net book value							
At 31st December, 1999	95,224	245,288	89,600	16,820	10,800	23,398	481,130

	Construction in progress *RMB'000*	Investment properties *RMB'000*	Land and buildings *RMB'000*	Office equipment *RMB'000*	Motor vehicles *RMB'000*	Machinery *RMB'000*	Total *RMB'000*
Cost							
At 1st January, 2000	95,224	245,288	122,622	35,216	24,122	45,446	567,918
Additions	—	163,091	61,707	6,922	3,873	3,343	238,936
Disposals	—	—	(19,625)	(4,110)	(1,083)	(2,143)	(26,961)
Transfers	(13,593)	(32,821)	46,414	—	—	—	—
Transfer to properties held for sale	—	(7,518)	(1,957)	—	—	—	(9,475)
Exchange difference	—	—	(7,684)	—	—	—	(7,684)
At 31st December, 2000	81,631	368,040	201,477	38,028	26,912	46,646	762,734
Accumulated depreciation							
At 1st January, 2000	—	—	33,022	18,396	13,322	22,048	86,788
Charge for the year	—	—	9,660	4,668	3,641	4,172	22,141
Disposals	—	—	(401)	(3,989)	(785)	(968)	(6,143)
Transfer to properties held for sale	—	—	(241)	—	—	—	(241)
Exchange difference	—	—	(781)	—	—	—	(781)
At 31st December, 2000	—	—	41,259	19,075	16,178	25,252	101,764
Net book value							
At 31st December, 2000	81,631	368,040	160,218	18,953	10,734	21,394	660,970
Cost							
At 1st January, 2001	81,631	368,040	201,477	38,028	26,912	46,646	762,734
Additions	3,956	2,074	4,055	3,103	3,652	2,624	19,464
Disposals	—	—	(43,916)	(2,815)	(876)	(790)	(48,397)
Transfer to properties held for sale	—	(1,665)	—	—	—	—	(1,665)
Exchange difference	—	—	1,513	—	—	—	1,513
At 30th June, 2001	85,587	368,449	163,129	38,316	29,688	48,480	733,649
Accumulated depreciation							
At 1st January, 2001	—	—	41,259	19,075	16,178	25,252	101,764
Charge for the period	—	—	4,136	2,349	1,993	2,205	10,683
Disposals	—	—	(5,853)	(1,776)	(820)	(782)	(9,231)
Exchange difference	—	—	204	—	—	—	204
At 30th June, 2001	—	—	39,746	19,648	17,351	26,675	103,420
Net book value							
At 30th June, 2001	85,587	368,449	123,383	18,668	12,337	21,805	630,229

The land and buildings of the Group are located in the PRC. The land use rights and the land on which the respective buildings are located have a remaining unexpired period of approximately 30 to 70 years.

12. LONG-TERM INVESTMENTS

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investments, at cost	366,873	672,718	712,236	716,304
Less: Provision for diminution in value *(note a)*	—	(114,573)	(114,573)	(114,573)
	366,873	558,145	597,663	601,731

(a) This represents full provision made in respect of the designated deposits placed in Guangzhou International Trust and Investment Company ("GZITIC") which was in financial difficulty.

(b) The remaining investments mainly represent the Group's participation in property development projects in the PRC. The Group does not participate in the control of the projects but is committed to contribute its share of development costs of the projects and is entitled to returns as stipulated in the agreements.

13. PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Costs	1,232,990	1,642,413	3,567,288	4,118,854
Add: attributable profits less foreseeable losses	102,926	76,583	197,289	163,163
Less: sales deposits/instalments received and receivable	(301,270)	(213,583)	(486,089)	(495,847)
	1,034,646	1,504,413	3,278,488	3,786,170

As at 31st December, 2000 and 30th June, 2001 the titles of certain land interests of approximately RMB1,400 million will be transferred to the Group upon full payment of land premium.

14. INVENTORIES

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Raw materials	5,277	6,769	4,831	5,549
Work in progress	30,874	7,269	16,649	4,593
Merchandise	4,856	8,709	18,378	14,808
	41,007	22,747	39,858	24,950

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, all inventories were stated at cost.

15. ACCOUNTS RECEIVABLE, PREPAYMENTS AND OTHER RECEIVABLES

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts receivable	468,803	526,108	154,902	135,722
Prepayments	191,374	58,728	97,746	97,948
Other receivables	242,939	258,441	311,923	220,954
	903,116	843,277	564,571	454,624

Accounts receivable are balances due from purchasers of properties with settlement dates ranging from 30 to 90 days.

Details of the ageing analysis of accounts receivable are as follows:

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Current to 30 days	194,411	111,000	71,398	77,466
31 days to 90 days	31,452	64,889	10,459	40,940
Over 90 days	242,940	350,219	73,045	17,316
	468,803	526,108	154,902	135,722

16. BANK BALANCES AND CASH

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, approximately RMB280 million, RMB562 million, RMB424 million and RMB509 million, respectively, of the Group's bank balances and cash were denominated in Renminbi and deposited with banks in the PRC. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

17. ACCOUNTS PAYABLE, OTHER PAYABLES AND RECEIPTS IN ADVANCE

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts payable	75,072	79,769	114,578	60,046
Other payables	687,008	1,041,706	900,206	982,574
Receipts in advance *(note)*	965,579	744,122	539,751	521,601
	1,727,659	1,865,597	1,554,535	1,564,221

Note: These represent sales deposits and instalments received from purchasers of properties.

Details of the ageing analysis of accounts payable are as follows:

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Current to 30 days	73,849	60,210	74,552	20,688
31 days to 90 days	111	5,048	2,326	1,773
Over 90 days	1,112	14,511	37,700	37,585
	75,072	79,769	114,578	60,046

18. OWNER'S EQUITY

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at the beginning of year/ period	552,023	621,979	861,346	1,048,051
Exchange differences arising from translation of an overseas subsidiary	(1,760)	591	1,309	(3,810)
Profit for year/period	100,979	398,584	202,386	114,087
Profit distribution *(note b)*	(29,263)	(159,808)	(16,990)	(16,320)
Balance at the end of year/period	621,979	861,346	1,048,051	1,142,008

(a) The movements of owner's equity has been prepared on a combined basis as if the current group structure had been in existence throughout the Relevant Periods. If prepared on an acquisition basis, the owner's equity as at 30th June, 2001, after allocating certain amounts as the registered capital of the respective sino-foreign joint venture companies, would have all been recognised as pre-acquisition reserve and will not be available for distribution after the effective date of Reorganisation.

(b) During the Relevant Periods, the Company was not yet incorporated and therefore no dividends were paid to the shareholders of the Company. Profit distribution above represent dividends paid/proposed by the subsidiaries to its then owners prior to the Reorganisation.

(c) No rates of dividend and number of shares ranking for dividends are presented as this would be hypothetical due to the Reorganisation and preparation of the results on a combined basis as disclosed in note 1.

19. LONG-TERM LIABILITIES

	As at 31st December,			As at 30th June,
	1998	**1999**	**2000**	**2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Long-term loans are repayable over the following periods:				
Bank loans, secured *(note 21)*				
Within one year	—	—	—	140,000
In the second year	—	—	172,057	125,000
In the third to fifth years	20,715	21,782	80,000	50,000
	20,715	21,782	252,057	315,000
Other long-term liabilities, unsecured				
Land premium *(note a)*	—	—	720,000	524,000
Deposits and property management funds *(note b)*	45,523	674	13,170	12,990
	45,523	674	733,170	536,990
	66,238	22,456	985,227	851,990
Less: Amounts repayable within one year classified under current liabilities	—	—	—	(140,000)
	66,238	22,456	985,227	711,990

(a) These represent amounts due in respect of acquisitions of land use rights in the PRC (note 13).

(b) These represent deposits and property management funds received from tenants or property owners of those properties managed by the Group.

20. DEFERRED TAXATION

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at the beginning of the year/period	276,059	261,852	71,800	111,585
Transferred from/(to) profit and loss account *(note 7)*	(14,207)	(190,052)	39,785	(14,654)
Provided for in respect of timing differences in recognition of sales of properties	261,852	71,800	111,585	96,931

Deferred taxation represents the tax effect of timing differences arising from the use of different bases of recognition of revenue and expenses for financial reporting purposes, and are fully provided for during the Relevant Periods.

There are no other material unprovided timing differences.

21. NOTES TO THE CASH FLOW STATEMENTS

(a) Reconciliation of operating profit to net cash inflow/ (outflow) from operating activities:

	Year ended 31st December,			Six months ended 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Operating profit	203,035	763,621	463,774	172,309
Depreciation	16,093	29,712	22,141	10,683
Interest income	(25,019)	(24,455)	(9,220)	(11,083)
Dividend income	(48,923)	(62,364)	(28,766)	(1,636)
Provision for doubtful debts	18,980	40,500	60,000	—
Provision for diminution in value and write off of long-term investments	20,511	114,573	—	1,488
(Gain)/loss on disposal of fixed assets	(34)	47,474	1,595	110
Increase in properties held for/under development for sale, properties held for sale and inventories	(769,849)	(522,624)	(716,606)	(594,331)
(Increase)/decrease in accounts receivable, prepayments and other receivables	(150,276)	19,339	218,706	109,947
Decrease/(increase) in accounts payable, other payables and receipts in advance	364,073	137,938	(311,062)	9,686
Increase in land premium payable and accrued construction costs	432,321	410,031	160,166	342,449
Net cash inflow/(outflow) from operating activities	60,912	953,745	(139,272)	39,622

(b) Analysis of changes in financing during the Relevant Periods:

(i) Bank loans

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at the beginning of year/period	264,768	202,215	499,718	926,057
New bank loans	—	304,003	429,839	338,000
Repayment during the year/period	(62,553)	(6,500)	(3,500)	(32,057)
Balance at the end of year/period	202,215	499,718	926,057	1,232,000

(ii) Other long-term liabilities

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at the beginning of year/period	36,945	45,523	674	733,170
Increase during the year/period	10,434	13,780	736,220	5,564
Utilised/paid during the year/period	(1,856)	(58,629)	(3,724)	(201,744)
Balance at the end of year/period	45,523	674	733,170	536,990

(c) **Major non-cash transactions**

During the year ended 31st December, 2000, the Group entered into agreements to acquire certain land use rights in the PRC with a total value of approximately RMB1,118 million.

22. BANKING FACILITIES

The Group had aggregate banking facilities of approximately RMB202,215,000, RMB499,718,000, RMB926,057,000 and RMB1,232,000,000 as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 respectively in respect of overdrafts, term loans and other trade finance facilities. These facilities were secured by fixed assets of the Group with net book values amounting to approximately RMB64,924,000, RMB190,200,000, RMB280,472,000 and RMB416,813,000 as at the end of each of the Relevant Periods.

23. COMMITMENTS

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
(a) Capital commitments for property interests				
Authorised but not contracted for	—	480,000	—	—
(b) Commitments in respect of property development projects				
Contracted but not recognised	139,420	98,635	45,809	—
Authorised but not contracted for	235,639	715,640	235,640	275,640
	375,059	814,275	281,449	275,640

24. CONTINGENT LIABILITIES

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, there were no material contingent liabilities.

25. SUBSEQUENT EVENTS

No material events took place subsequent to 30 June, 2001.

26. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for Guangzhou Construction & Development Holdings (China) Limited or any of the companies comprising the Group in respect of any period subsequent to 30th June, 2001 and save as disclosed in this report, no dividend or other distribution has been declared, made or paid by the Company or any of its subsidiaries in respect of any period subsequent to 30th June, 2001.

27. PARTICULARS OF THE BUSINESS ENTITIES

	Name of Business Entities	Country/place of incorporation/ establishment and place of operation	Legal status	Issued and fully paid up share capital/registered capital	Percentage of attributable to equity interests	Principal activities
(i)	廣州市城市建設開發集團有限公司	People's Republic of China	State-owned enterprise	Rmb280,000,000	95.00	Property development
(ii)	廣州市城建開發景城房地產有限公司	People's Republic of China	Company with limited liability	Rmb20,000,000	100.00	Property development
(ii)	廣州市宏城發展股份有限公司	People's Republic of China	Joint stock company with limited liability	Rmb80,061,720	81.26	Property development
(i)	廣州市興城實業發展公司	People's Republic of China	State-owned enterprise	Rmb41,421,693	100.00	Investment holding

	Name of Business Entities	Country/place of incorporation/ establishment and place of operation	Legal status	Issued and fully paid up share capital/registered capital	Percentage of attributable to equity interests	Principal activities
#	Grandcity (Australia) Enterprises Pty., Ltd.	Australia	Company with limited liability	Aus$2,000,000	100.00	Investment holding
#	Grand Ocean (Australia) Pty., Ltd.	Australia	Company with limited liability	Aus$100	80.00	Property investment
(ii)	廣州名特科技發展有限公司	People's Republic of China	Company with limited liability	Rmb2,038,380	60.00	System developments
(i)	廣州城建開發投資顧問有限公司	People's Republic of China	Company with limited liability	Rmb1,200,000	98.13	Consulting services in property development
(i)	廣州城建開發(興業)房地產中介有限公司	People's Republic of China	Company with limited liability	Rmb2,500,000	52.00	Real Estate Agent
(i)	廣州市城建開發設計院有限公司	People's Republic of China	Company with limited liability	Rmb3,000,000	80.00	Consulting services in property development
#	廣州城建工程開發咨詢有限公司	People's Republic of China	Company with limited liability	Rmb1,000,000	65.00	Consulting services in property development
#	廣州城建開發南沙房地產有限公司	People's Republic of China	Company with limited liability	Rmb8,000,000	98.13	Dormant
(i)	廣州城建開發偉城實業有限公司	People's Republic of China	Company with limited liability	Rmb1,000,000	80.00	Investment holding
(i)	廣州城建開發怡城實業有限公司	People's Republic of China	Company with limited liability	Rmb2,000,000	95.20	Wholesaling
(iii)	廣州市白馬服裝市場股份有限公司	People's Republic of China	Joint stock company with limited liability	Rmb47,000,000	72.31	Investment holding
(iv)	廣州怡城物業管理有限公司	People's Republic of China	Company with limited liability	Rmb3,000,000	85.68	Property management Services
(i)	廣州城建開發物業有限公司	People's Republic of China	Company with limited liability	Rmb5,000,000	100.00	Property management services
(i)	廣州市白馬服裝市場物業管理有限公司	People's Republic of China	Company with limited liability	Rmb1,500,000	47.00	Property management services
(v)	廣州市城建開發名特網絡發展有限公司	People's Republic of China	Company with limited liability	Rmb30,000,000	95.19	Internet services
(i)	廣州市城建工程監理有限公司	People's Republic of China	Company with limited liability	Rmb4,000,000	65.00	Consulting services to property development projects

	Name of Business Entities	Country/place of incorporation/ establishment and place of operation	Legal status	Issued and fully paid up share capital/registered capital	Percentage of attributable to equity interests	Principal activities
(i)	廣州市城建開發宏城連鎖超市有限公司	People's Republic of China	Company with limited liability	Rmb20,000,000	98.13	Supermarket operator
(i)	廣州城建開發裝飾有限公司	People's Republic of China	Company with limited liability	Rmb11,000,000	98.62	Decoration services
(ii)	廣州市玫瑰園西餐酒廊有限公司	People's Republic of China	Company with limited liability	Rmb500,000	80.67	Catering services

\# No audited accounts have been prepared for the Company, Grandcity (Australia) Enterprises Pty., Ltd., Grand Ocean (Australia) Pty., Ltd, 廣州城建開發南沙房地產有限公司 and 廣州城建工程開發諮詢有限公司 as they have not been involved in any significant business transactions since their incorporation or establishment.

Except for Grandcity (Australia) Enterprises Pty., Ltd. and Grand Ocean (Australia) Pty., Ltd, which have adopted 30th June as their financial year end date, all companies that will constitute the Group have adopted 31st December as their financial year end date. No audited accounts have been prepared by the Business Entities for the six months ended 30th June, 2001. The auditors of the Business Entities for each of the three years ended 31st December, 1998, 1999 and 2000 are set out as follows:

(i) The accounts of the Business Entities for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 廣州嶺南會計師事務所, certified public accountants in the PRC.

(ii) The accounts of the Business Entities for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 廣州羊城會計師事務所, certified public accountants in the PRC.

(iii) The accounts of 廣州市白馬服裝市場股份有限公司 for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 廣州正中珠海會計師事務所有限公司, certified public accountants in the PRC.

(iv) 廣州怡城物業管理有限公司 had no operation since its date of incorporation until 1999. The accounts for each of the two years ended 31st December, 1999 and 2000 were audited by 廣州嶺南會計師事務所, certified public accountants in the PRC.

(v) 廣州市城建開發集團名特網絡發展有限公司 had no operation since its date of incorporation until 2000. The accounts for the year ended 31st December, 2000 were audited by 廣州嶺南會計師事務所, certified public accountants in the PRC.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is a text of a report, prepared for the purpose of inclusion in this circular, received from the reporting accountants, PricewaterhouseCoopers, certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

31st December, 2001

The Directors
Guangzhou Investment Company Limited
BNP Paribas Peregrine Capital Limited

Dear Sirs,

We set out below our report on the financial information relating to Super Gain Development Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the period from 31st October, 1997 (date of incorporation) to 31st December, 1998, the two years ended 31st December, 2000 and the six months ended 30th June, 2001 (the "Relevant Periods") for inclusion in the circular of Guangzhou Investment Company Limited ("GZI") dated 31st December, 2001 in connection with the proposed acquisition of a 49% interest in the Company by GZI.

The Company was incorporated as a limited liability company in the British Virgin Islands on 31st October 1997. The Company is an investment holding company and was established by GZI and Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the controlling shareholders of GZI, for the implementation of GZI's property business reorganisation which took place in 1998 by holding the respective interests in property development projects in the People's Republic of China (the "PRC") of Yue Xiu and GZI. Details of the principal subsidiaries of the Company as at 30th June, 2001 are set out in note 34(a) in Section V.

We have acted as auditors of the Company for the period from 31st October, 1997 (date of incorporation) to 31st December, 1998, the two years ended 31st December, 2000 and the six months ended 30th June, 2001.

The financial information as set out in Sections I to V below, including the consolidated profit and loss accounts and consolidated cash flow statements of the Group for the Relevant Periods, the consolidated balance sheets of the Group as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 and the notes thereto (the "Financial Information"), has been prepared based on the audited consolidated accounts of the Company, on the basis set out in Section V(1) below. The directors of the respective companies within the Group are responsible for preparing these accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The audited accounts or management accounts of certain companies comprising the Group incorporated or established in the PRC were prepared in accordance with the relevant accounting principles and financial regulations applicable to those companies. For the purpose of this report, we have undertaken our own independent audits of these PRC companies for the Relevant Periods in accordance with Statements of Auditing Standards in Hong Kong issued by the Hong Kong Society of Accountants.

We have examined the Financial Information in accordance with Statements of Auditing Standards in Hong Kong issued by the Hong Kong Society of Accountants and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the Hong Kong Society of Accountants.

The directors of the Company (the "Directors") are responsible for the Financial Information. It is our responsibility to form an independent opinion on the Financial Information.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Section V(1) below, gives a true and fair view of the consolidated results and consolidated cash flows of the Group for Relevant Periods and of the consolidated balance sheets of the Group as at 31st December, 1998, 1999 and 2000 and 30th June, 2001.

FINANCIAL INFORMATION

I. CONSOLIDATED PROFIT AND LOSS ACCOUNTS

The following is a summary of the consolidated profit and loss accounts of the Group for the Relevant Periods prepared on the basis set out in section V(1) below:

	Section V Note	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	Year ended 31st December, 2000	Six months ended 30th June, 2001
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	—	130,583	503,734	264,520
Cost of sales		—	(116,731)	(333,843)	(194,419)
Gross profit		—	13,852	169,891	70,101
Other revenues	3	—	70,774	51,902	9,226
Selling and distribution expenses		—	(8,652)	(10,823)	(7,573)
Administrative expenses		(17)	(95,239)	(65,577)	(8,984)
Operating (loss)/profit	4	(17)	(19,265)	145,393	62,770
Finance costs	5	—	(61,652)	(61,538)	(15,966)
Share of profits less (losses) of					
Associated companies		—	64,759	(27,149)	(177)
Jointly controlled entities		—	1,330	(1,383)	—
(Loss)/profit before taxation		(17)	(14,828)	55,323	46,627
Taxation	6	—	(19,702)	(26,031)	(13,241)
(Loss)/profit after taxation		(17)	(34,530)	29,292	33,386
Minority interests		—	(1,267)	(15,779)	(7,611)
(Loss)/profit for the period/year	23	(17)	(35,797)	13,513	25,775
(Loss)/earnings per share	8	HK$(17.69)	HK$(102.28)	HK$38.61	HK$73.64

II. CONSOLIDATED BALANCE SHEETS

The following is a summary of the consolidated balance sheets of the Group as at the end of each of the Relevant Periods prepared on the basis set out in section V(1) below:

	Section V Note	As at 31st December, 1998 HK$'000	1999 HK$'000	2000 HK$'000	As at 30th June, 2001 HK$'000
Fixed assets	11	12,772	12,010	113,061	112,937
Investments in associated companies	12	175,818	147,305	163,184	175,962
Investments in jointly controlled entities	13	240,320	246,753	262,260	262,727
Other investments	14	176,026	185,826	124,647	124,532
		604,936	591,894	663,152	676,158
Current assets					
Properties held for/under development for sale	15	5,139,256	5,315,446	4,955,775	5,012,176
Properties held for sale	16	278,628	403,712	874,057	828,693
Interests in property development projects	17	62,487	65,291	73,048	68,702
Accounts receivable, prepayments and deposits	18	341,246	179,375	214,920	262,524
Due from					
- Fellow subsidiaries	19	787	—	267,662	31,940
- Related companies	19	10,755	9,867	91,490	10,821
- A minority shareholder	19	109,140	31,954	—	1,480
Bank balances and cash	20	84,504	130,238	155,839	91,325
		6,026,803	6,135,883	6,632,791	6,307,661
Current liabilities					
Accounts payable and accrued charges	21	58,061	172,670	174,999	195,314
Due to					
- Immediate holding company	19	249,288	305,639	298,600	287,443
- Intermediate holding company	19	—	—	—	36,126
- Fellow subsidiaries	19	486,605	507,450	828,639	563,753
- Related companies	19	3,015	2,851	48,305	—
- Minority shareholders	19	78,764	—	42,270	—
Bank loans					
- secured	28	13,084	11,214	22,430	11,215
- unsecured		46,729	119,626	271,963	279,439
Bank overdrafts - unsecured		4,881	4,929	5,105	4,327
Current portion of long-term liabilities	24	—	23,294	54,680	71,578
Taxation		74,728	25,656	32,141	41,426
		1,015,155	1,173,329	1,779,132	1,490,621
Net current assets		5,011,648	4,962,554	4,853,659	4,817,040
Total assets less current liabilities		5,616,584	5,554,448	5,516,811	5,493,198

	Section V Note	As at 31st December, 1998 HK$'000	1999 HK$'000	2000 HK$'000	As at 30th June, 2001 HK$'000
Financed by:					
Share capital	22	350	350	350	350
Reserves	23	3,910,113	3,864,838	3,917,497	3,943,304
Shareholders' funds		3,910,463	3,865,188	3,917,847	3,943,654
Minority interests		512,057	508,830	519,574	527,185
Long-term liabilities	24	1,187,234	1,180,430	1,079,390	1,022,359
Deferred taxation	25	6,830	—	—	—
		5,616,584	5,554,448	5,516,811	5,493,198

III. CONSOLIDATED CASH FLOW STATEMENTS

The following is a summary of the consolidated cash flow statements of the Group for the Relevant Periods prepared on the basis set out in section V(1) below:

	Section V Note	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998 *HK$'000*	Year ended 31st December, 1999 *HK$'000*	Year ended 31st December, 2000 *HK$'000*	Six months ended 30th June, 2001 *HK$'000*
Net cash (outflow)/inflow from operating activities	26(a)	(9)	(61,109)	(68,104)	1,773
Returns on investment and servicing of finance					
- Interest received		—	250	3,140	719
- Interest paid		—	(795)	(6,835)	(5,107)
- Dividend from other investments		—	27,105	22,606	—
Net cash inflow/(outflow) from returns on investments and servicing of finance		—	26,560	18,911	(4,388)
Taxation					
PRC income tax paid		—	(56,606)	(14,703)	(3,956)
Investing activities					
Purchase of fixed assets		—	(248)	(806)	(18)
Net cash inflow from acquisition of subsidiaries	26(b)	79,632	—	—	—
Purchase of investment securities and other investments		—	(9,800)	—	—
Return of investment from other investments		—	—	61,179	115
Advance to associated companies and jointly controlled entities		—	(24,550)	(72,769)	(13,477)
Net cash inflow/(outflow) from investing activities		79,632	(34,598)	(12,396)	(13,380)
Net cash inflow/(outflow) before financing		79,623	(125,753)	(76,292)	(19,951)

	Section V Note	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998 HK$'000	Year ended 31st December, 1999 HK$'000	2000 HK$'000	Six months ended 30th June, 2001 HK$'000
Financing	26(c)				
New bank loans		—	71,027	189,721	7,481
Repayment of bank loans		—	—	(26,168)	(25,260)
Advance from associated companies and jointly controlled entities		—	80,105	7,768	55
Repayment of loan from minority shareholders		—	(913)	(35,577)	(18,186)
Payment of land premium		—	—	(37,383)	(20,125)
Addition of loans from fellow subsidiaries and other loans		—	17,403	3,306	12,218
Net cash inflow/(outflow) from financing		—	167,622	101,667	(43,817)
Increase/(decrease) in cash and cash equivalents		79,623	41,869	25,375	(63,768)
Cash and cash equivalents at beginning of the year/period		—	79,623	125,309	150,734
Effect of foreign exchange rate changes		—	3,817	50	32
Cash and cash equivalents at end of the year/period		79,623	125,309	150,734	86,998
Analysis of the balances of cash and cash equivalents					
Bank balances and cash		84,504	130,238	155,839	91,325
Bank overdrafts		(4,881)	(4,929)	(5,105)	(4,327)
		79,623	125,309	150,734	86,998

IV. CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES

The following is a summary of the consolidated statements of recognised gains and losses of the Group for the Relevant Periods prepared on the basis set out in Section V(1) below:

	Section V Note	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998 HK$'000	Year ended 31st December, 1999 HK$'000	Year ended 31st December, 2000 HK$'000	Six months ended 30th June, 2001 HK$'000
Revaluation surplus on investment properties	23	—	—	69,641	—
Exchange differences on translation of overseas subsidiaries, associated companies and jointly controlled entities	23	—	3,817	(190)	32
Net gains not recognised in the profit and loss account		—	3,817	69,451	32
(Loss)/profit for the year/period	23	(17)	(35,797)	13,513	25,775
Less: Release of reserve upon disposal of properties under development and properties held for sale	23	—	(13,295)	(30,305)	—
Total recognised gains and losses		(17)	(45,275)	52,659	25,807
Capital reserve arising from acquisition of subsidiaries, associated companies and jointly controlled entities	23	572,370	—	—	—
		572,353	(45,275)	52,659	25,807

V. NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PREPARATION

The Financial Information has been prepared under the historical cost convention, except that certain investment properties are stated at fair value, in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") and complies with accounting standards issued by the Hong Kong Society of Accountants ("SSAPs"), including the following SSAPs effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July, 2000)
SSAP 26	:	Segment reporting: Business combinations
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	*Consolidated financial statements and accounting for investments in subsidiaries*

The changes to the group's accounting policies and the effect of adopting these new policies are set out below:

(a) *SSAP 14 (revised) — Leases*

In accordance with SSAP14 (revised), the aggregate future minimum lease payments are analysed into the following periods (note 30):

(i) not later than one year

(ii) later than one year and not later than five years

(iii) later than five years

This is a change from the previous SSAP 14 which only required disclosure of the minimum lease payments payable in the next twelve months, analysed into the periods in which the lease expires within that year, in the second to fifth year inclusive and over five years from the balance sheet date.

(b) *SSAP 26 — Segment reporting*

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above new standards.

This basis of accounting differs in certain material respects from that used in the preparation of the statutory accounts of the subsidiaries established in the PRC. These PRC statutory accounts have been prepared in accordance with accounting principles and financial regulations applicable to PRC enterprises. Appropriate adjustments have been made to these statutory accounts to conform with HK GAAP. Differences arising from the adjustments have not been incorporated in the PRC subsidiaries' accounting records.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the Group in the preparation of the Financial Information set out in this report are as follows:

(a) Group accounting

(i) *Consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December, 1998, 1999 and 2000 and 30th June, 2001. Subsidiaries are those entities in which the Group has the power to govern their financial and operating policies so as to obtain benefits from their activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii) *Joint ventures*

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) *Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/ negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The accounts of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with as a movement in reserves.

(b) **Fixed assets**

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods of greater than 20 years are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the Group. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less in which case depreciation is provided on the carrying amount over the remaining portion of the lease.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) *Other properties*

Leasehold land and buildings are stated at costs less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. Carrying amount of a leasehold land and building is the amount at which it is included in the balance sheet after deducting any accumulated depreciation and accumulated impairment losses, if any, its estimated residual value. The principal annual rates used for the purpose are 2 to 7 per cent.

(iii) *Other fixed assets*

Other fixed assets, comprising leasehold improvements, furniture, fixtures, office equipment and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their expected useful lives on a straight-line basis. The principal annual rates used are as follows:

Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 30 per cent

(iv) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in other properties and other fixed assets are impaired. If such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(c) **Goodwill/negative goodwill**

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/joint venture/associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. The Group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions prior to 1st January, 2001, negative goodwill was taken directly to reserves on acquisition. The Group has taken advantage of the transitional provisions in SSAP 30 and such negative goodwill has not be restated.

The gain or loss on disposal of an entity includes the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

Where an indication of impairment exists, the carrying amount of goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(d) **Properties held for/under development for sale**

Properties held for/under development for sale are stated at cost which comprises land cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note (j) (ii) to date, less provisions for foreseeable losses and sales instalments received.

(e) **Properties held for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditures, borrowing costs capitalised and other incidental costs. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(f) **Operating leases**

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(g) **Other investments**

Other investments held for long-term are stated at cost less any provision made to the extent that the Directors consider significant permanent diminution in value other than temporary has taken place.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(h) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(i) **Deferred taxation**

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(j) **Revenue recognition**

(i) Revenue arising from the sale of properties held for sale is recognised on the execution of legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development for sale in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development for sale are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales deposits and instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its right to resell the property, sales deposits and instalments received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a time proportion basis.

(iv) Property management fee income is recognised in the year in which the services are rendered.

(v) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vi) Dividend income is recognised when the right to receive payment is established.

(k) **Retirement benefit costs**

The Group contributes to a defined contribution retirement scheme organised by the Guangzhou Municipal Government which is available to all employees. Contributions to the scheme by the Group and employees are calculated as a percentage of employees' basic salaries.

The Group's contributions to the defined contribution retirement scheme are charged to the profit and loss account in the year to which they relate.

(l) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the Relevant Periods in which they are incurred.

(m) **Segment reporting**

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical as the secondary reporting format.

3. REVENUE AND TURNOVER

The Group is principally engaged in the development of commercial and residential properties and property investments. Revenues recognised during the Relevant Periods are as follows:

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
Sales of properties	—	116,916	479,909	251,581
Operating lease rental income	—	13,037	23,825	12,859
Property management fee income	—	630	—	80
	—	130,583	503,734	264,520
Other revenues				
Interest income	—	43,269	24,888	719
Dividend income from other unlisted investments	—	27,105	22,606	8,000
Other income	—	400	4,408	507
	—	70,774	51,902	9,226
Total revenues	—	201,357	555,636	273,746

No business segment information is presented as over 90% of the Group's turnover and operating profit are earned from the property development and investment business.

No geographical segment information is presented as over 90% of the Group's turnover and operating profit are earned in the PRC and more than 90% of the total assets are located in the PRC.

4. OPERATING (LOSS)/PROFIT

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The operating (loss)/profit is stated after charging:				
Auditors' remuneration	—	959	128	111
Cost of properties sold	—	116,731	333,843	194,419
Depreciation	—	1,010	1,456	142
Operating lease - land and buildings	—	6,615	5,885	592
Write off of bad debt	—	70,551	34,350	—
Write off of other investments	—	1,367	—	—
Staff costs including directors' emoluments	—	6,704	8,929	2,425
Retirement benefit costs	—	535	569	410
Loss on disposal of fixed assets	—	—	496	—
Loss on disposal of a jointly controlled entity	—	10,388	—	—

5. FINANCE COSTS

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interests on bank loans and overdrafts	—	795	6,835	4,419
Interests on				
- amounts due to intermediate holding company	—	—	—	977
- amounts due to immediate holding company	—	25,038	18,895	8,403
- amounts due to fellow subsidiaries	—	55,872	46,226	10,479
- amount due to a minority shareholder	—	—	11,330	589
- other loans repayable within five years	—	—	—	99
Total borrowing costs incurred	—	81,705	83,286	24,966
Less: amount capitalised to properties held for/ under development for sale	—	(20,053)	(21,748)	(9,000)
	—	61,652	61,538	15,966

6. TAXATION

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC income tax	—	7,534	21,188	13,241
Transferred to deferred taxation account *(note 25)*	—	(6,830)	—	—
	—	704	21,188	13,241
Share of taxation attributable to associated companies	—	18,998	4,843	—
	—	19,702	26,031	13,241

The provision for PRC income tax is based on the statutory rate of 33 per cent of the assessable income for each of the companies and enterprises of the Group as determined in accordance with the relevant PRC income tax rules and regulations during the Relevant Periods.

7. DIVIDENDS

No dividends have been paid or declared by the Company since its incorporation.

8. EARNINGS PER SHARE

The calculation of basic earnings per share for the Relevant Periods are based on the (loss)/profit attributable to shareholders of HK$(17,000), HK$(35,797,000), HK$13,513,000 and HK$25,775,000 respectively, and the weighted average ordinary shares of 961 in issue during the period from 31st October, 1997 (date of incorporation) to 31st December, 1998 and 350,000 in issue during the years ended 31st December, 1999 and 2000 and six months ended 30th June, 2001.

9. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Details of the emoluments paid and payable to the Directors during the Relevant Periods are as follows:

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fees	—	—	—	—
Basic salaries, housing benefits, other allowances and benefits in kind	—	1,033	1,081	530
Bonuses	—	—	264	—
Pension scheme contributions	—	58	85	32
	—	1,091	1,430	562

The emoluments of the Directors fell within the following band:

	Number of individuals			
	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
Nil to HK$1,000,000	—	4	4	4

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the Relevant Periods include two Directors whose emoluments are reflected in the analysis presented in (a) above. The emoluments payable to the remaining three individuals during the Relevant Periods are as follows:

	Period from 31st October,1997 *(date of incorporation)* to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Basic salaries and allowances	—	1,819	2,168	1,084
Bonuses	—	—	593	—
Pension scheme contributions	—	112	227	73
	—	1,931	2,988	1,157

The emoluments of employees fell within the following band:

	Number of individuals			
	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
Nil to HK$1,000,000	—	3	3	3

(c) During the Relevant Periods, no Directors waived any emoluments and no emoluments have been paid by the Group to the Directors or the five highest paid individuals as an inducement to join the Group, or as compensation for loss of office.

10. RETIREMENT BENEFIT COSTS

The Group participated in employees' retirement scheme implemented by the local municipal government where the Group operates during the Relevant Periods under which the Group was required to make monthly defined contributions. For the period from 31st October, 1997 to 31st December, 1998, no contribution was made by the Group. The contributions made for the years ended 31st December, 1999 and 2000 and the six months ended 30th June, 2001 amounted to approximately HK$535,188, HK$569,342 and HK$410,069 respectively.

11. FIXED ASSETS

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost and net book value					
Acquisition of subsidiaries during the period and as at 31st December, 1998	8,784	1,747	2,064	177	12,772
Cost					
At 1st January, 1999	8,784	1,747	2,064	177	12,772
Additions	—	—	248	—	248
At 31st December, 1999	8,784	1,747	2,312	177	13,020
Accumulated depreciation					
At 1st January, 1999	—	—	—	—	—
Charge for the year	—	631	329	50	1,010
At 31st December, 1999	—	631	329	50	1,010
Net book value					
At 31st December, 1999	8,784	1,116	1,983	127	12,010
Cost or valuation					
At 1st January, 2000	8,784	1,747	2,312	177	13,020
Adjustment on revaluation	69,641	—	—	—	69,641
Transfer from properties held for/under development for sale	32,556	—	—	—	32,556
Additions	—	—	421	385	806
Disposals	—	—	(1,501)	—	(1,501)
At 31st December, 2000	110,981	1,747	1,232	562	114,522
Accumulated depreciation					
At 1st January, 2000	—	631	329	50	1,010
Charge for the year	—	631	762	63	1,456
Disposals		—	(1,005)	—	(1,005)
At 31st December, 2000	—	1,262	86	113	1,461
Net book value					
At 31st December, 2000	110,981	485	1,146	449	113,061

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation					
At 1st January, 2001	110,981	1,747	1,232	562	114,522
Additions	—	—	18	—	18
At 30th June, 2001	110,981	1,747	1,250	562	114,540
Accumulated depreciation					
At 1st January, 2001	—	1,262	86	113	1,461
Charge for the period	—	21	102	19	142
At 30th June, 2001	—	1,283	188	132	1,603
Net book value					
At 30th June, 2001	110,981	464	1,062	430	112,937

Analysis of cost or valuation at 31st December, 2000 of the above assets is as follows:

At cost	—	1,747	1,232	562	3,541
At 2000 professional valuation	110,981	—	—	—	110,981
	110,981	1,747	1,232	562	114,522

Analysis of cost or valuation at 30th June, 2001 of the above assets is as follows:

At cost	—	1,747	1,250	562	3,559
At 2000 professional valuation	110,981	—	—	—	110,981
	110,981	1,747	1,250	562	114,540

(a) The investment properties and other properties of the Group are located in the PRC and are held under long leases of over 50 years.

(b) The investment properties of the Group were revalued by an independent professional firm, Greater China Appraisal Limited, on an open market value basis as at 31st December, 2000.

12. INVESTMENTS IN ASSOCIATED COMPANIES

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of net assets	130,254	172,787	140,555	140,378
Due from associated companies	59,990	78,570	134,449	147,459
Due to associated companies	(14,426)	(104,052)	(111,820)	(111,875)
	175,818	147,305	163,184	175,962

(a) The amounts due from/(to) associated companies are unsecured, interest free and have no fixed terms of repayment.

(b) Particulars of the principal associated companies of the Group as at 30th June, 2001 are set out in note 34 (b).

13. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of net assets	157,486	148,428	147,045	147,045
Due from jointly controlled entities	92,355	98,325	115,215	115,682
Due to jointly controlled entities	(9,521)	—	—	—
	240,320	246,753	262,260	262,727

(a) The amounts due from/(to) jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

(b) Particulars of the principal jointly controlled entities of the Group as at 30th June, 2001 are set out in note 34(c).

14. OTHER INVESTMENTS

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Investments in other joint ventures	176,026	185,826	124,647	124,532

These represent the Group's investments in two co-operative joint ventures established in the PRC and are engaged in the development of properties. The Group does not participate in the control of the projects. Pursuant to the joint venture agreements, the Group is entitled to fixed returns from these investments over the joint venture period. At the end of the joint venture period, all remaining right and interest in one of the joint ventures will be surrendered to the other joint venture partner.

15. PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, the title of certain properties held for/under development for sale of approximately HK$3,409 million, HK$3,301 million, HK$2,498 million and HK$2,427 million respectively are held in the name of a minority shareholder. Pursuant to the relevant joint venture agreements and undertakings by the minority shareholder, the miniority shareholder has effected the transferral of the title of the properties under development to the Group, pending the completion of relevant legal and registration procedures.

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, no properties held for/under development for sale were sold in advance of completion

16. PROPERTIES HELD FOR SALE

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, the title of certain properties held for sale of approximately HK$269 million, HK$248 million, HK$324 million and HK$601 million respectively are held in the name of a minority shareholder under the same arrangement as mentioned in note 15.

17. INTERESTS IN PROPERTY DEVELOPMENT PROJECTS

These represent the Group's participation in property development projects in the PRC through various agreements with unrelated parties. The Group does not participate in the control of the projects but is committed to contribute its share of the development costs of the projects and is entitled to returns as stipulated in the agreements.

18. ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Accounts receivable	277,739	92,738	84,864	90,044
Prepayments and deposits	63,507	86,637	130,056	172,480
	341,246	179,375	214,920	262,524

Accounts receivable are balances due from purchasers of properties with settlement dates ranging from 30 to 90 days.

Details of the ageing analysis of accounts receivable are as follows:

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current to 30 days	225,679	11,919	12,125	14,016
31 days to 90 days	—	65,533	56,706	46,718
Over 90 days	52,060	15,286	16,033	29,310
	277,739	92,738	84,864	90,044

19. DUE FROM/(TO) IMMEDIATE HOLDING COMPANY, INTERMEDIATE HOLDING COMPANY, FELLOW SUBSIDIARIES, RELATED COMPANIES AND MINORITY SHAREHOLDERS

As at 31st December, 1998 and 2000 and 30th June, 2001, amounts due from certain fellow subsidiaries of approximately HK$1 million, HK$268 million and HK$32 million respectively are unsecured, interest bearing at rates with reference to prevailing bank rates and have no fixed terms of repayment.

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, amounts due to a minority shareholder, immediate holding company, intermediate holding company and a fellow subsidiary of approximately HK$660 million, HK$658 million, HK$675 million and HK$711 million respectively are unsecured, interest bearing at rates with reference to prevailing bank rates and have no fixed terms of repayment.

Amounts due to other fellow subsidiaries, amounts due from/(to) related companies and amounts due from/(to) other minority shareholders are unsecured, interest free and have no fixed terms of repayment.

20. BANK BALANCES AND CASH

As of 31st December, 1998, 1999 and 2000 and 30th June, 2001, approximately HK$19 million, HK$26 million, HK$11 million and HK$15 million, respectively, of the Group's bank balances and cash were denominated in Renminbi and deposited with banks in the PRC. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

21. ACCOUNTS PAYABLE AND ACCRUED CHARGES

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Accounts payable	—	15,410	40,707	—
Accrued charges	58,061	157,260	134,292	195,314
	58,061	172,670	174,999	195,314

Details of the ageing analysis of accounts payable are as follows:

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current to 30 days	—	—	21,507	—
31 days to 90 days	—	7,928	5,983	—
Over 90 days	—	7,482	13,217	—
	—	15,410	40,707	—

22. SHARE CAPITAL

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Authorised:				
350,000 ordinary shares of HK$1 each	350	350	350	350
Issued and fully paid: 350,000 ordinary shares of HK$1 each	350	350	350	350

By an ordinary resolution passed on 11st December, 1998, the authorised share capital of the Company was changed from US$50,000 of US$1 each to HK$350,000 of HK$1 each.

On 23rd December, 1998, 50 shares of HK$1 each, representing the subscribers' shares, were issued at par for a total consideration of HK$50. On 31st December, 1998, 349,950 shares of HK$1 each were issued at a total consideration of HK$3,338,110,124. The excess of the proceeds over the par value of the shares issued was credited to the share premium account.

23. RESERVES

	As at 31st December, 1998	As at 31st December, 1999	As at 31st December, 2000	As at 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share premium reserve				
Balances at the beginning of year/ period	—	3,337,760	3,337,760	3,337,760
Net proceeds from issue of ordinary shares	3,337,760	—	—	—
Balance at the end of year/period	3,337,760	3,337,760	3,337,760	3,337,760
Capital reserve				
Balance at the beginning of year/period	—	572,370	559,075	528,770
Arising from acquisition of subsidiaries, associated companies and jointly controlled entities	572,370	—	—	—
Release of reserve upon disposal of properties held for/under development for sale and properties held for sale	—	(13,295)	(30,305)	—
Balance at the end of year/period	572,370	559,075	528,770	528,770
Statutory reserves				
Balance at the beginning of year/ period	—	—	472	472
Transfer from retained profits	—	472	—	65
Balance at the end of year/period	—	472	472	537
Exchange fluctuation reserve				
Balance at the beginning of year/ period	—	—	3,817	3,627
Exchange differences on translation of accounts of overseas subsidiaries, associated companies and jointly controlled entities	—	3,817	(190)	32
Balance at the end of year/period	—	3,817	3,627	3,659
Investment property revaluation reserve				
Balance at the end of year/period	—	—	—	69,641
Surplus on revaluation	—	—	69,641	—
Balance at the end of year/period	—	—	69,641	69,641
(Accumulated losses)/retained profits				
Balance at the beginning of year/period	—	(17)	(36,286)	(22,773)
(Loss)/profit for the year/period	(17)	(35,797)	13,513	25,775
Transfer to statutory reserves	—	(472)	—	(65)
Balance at the end of year/period	(17)	(36,286)	(22,773)	2,937
	3,910,113	3,864,838	3,917,497	3,943,304

(a) Statutory reserves comprise enterprise expansion fund and general reserve fund of the operating subsidiaries in the PRC. According to the Foreign Investment Enterprises Accounting Standards in the PRC, upon approval, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital.

(b) As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, reserves of the Company available for distribution, including the share premium, amounted to approximately HK$3,338 million, HK$3,338 million, HK$3,338 million and HK$3,338 million respectively.

(c) The Directors are of the opinion that there is no impairment of the goodwill previously written off against capital reserve. As at 30th June, 2001, the goodwill previously written off against capital reserve amounted to approximately HK$237 million.

24. LONG-TERM LIABILITIES

	As at 31st December,			As at 30th June,
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans, secured *(note 28)*	46,800	46,800	46,800	32,760
Loans from related companies	—	23,294	26,600	38,818
Loans from minority shareholders	316,786	315,873	280,296	262,110
Other loans	5,891	—	—	—
Land premium payable *(note)*	817,757	817,757	780,374	760,249
	1,187,234	1,203,724	1,134,070	1,093,937
Less: Amounts repayable within one year classified under current liabilities	—	(23,294)	(54,680)	(71,578)
	1,187,234	1,180,430	1,079,390	1,022,359

Note: These represent amounts due in respect of acquisitions of land use rights in the PRC.

The Group's bank loans and overdraft and other borrowings were repayable as follows:

		As at 31st December,		As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans and overdrafts				
Within one year	—	—	28,080	32,760
In the second year	—	28,080	18,720	—
In the third to fifth year	46,800	18,720	—	—
	46,800	46,800	46,800	32,760
Loans from related companies, minority shareholders, other loans and land premium payable				
Within one year	—	23,294	26,600	38,818
In the second year	—	—	—	—
In the third to fifth year	—	—	—	—
With no fixed repayment terms	1,140,434	1,133,630	1,060,670	1,022,359
	1,140,434	1,156,924	1,087,270	1,061,177

Loans from related companies and minority shareholders and other loans are unsecured and interest free. The loans classified as with no fixed repayment terms would not be demanded for repayment within twelve months from the balance sheet date.

25. DEFERRED TAXATION

		As at 31st December,		As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at the beginning of the year/period	—	6,830	—	—
Addition from acquisition of subsidiaries	6,830	—	—	—
Transfer to profit and loss account *(note 6)*	—	(6,830)	—	—
Provided for in respect of timing differences in recognition of sale of properties	6,830	—	—	—

There are no other material unprovided deferred tax assets/(liabilities).

The surplus and deficit arising on revaluation of investment properties do not constitute a timing difference and accordingly there are no deferred tax implications.

26. NOTES TO THE CASH FLOW STATEMENTS

(a) Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	Year ended 31st December, 2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating (loss)/profit	(17)	(19,265)	145,393	62,770
Depreciation	—	1,010	1,456	142
Interest income	—	(43,269)	(24,888)	(719)
Write off of bad debts	—	70,551	34,350	—
Dividend income	—	(27,105)	(22,606)	(8,000)
Loss on disposal of fixed assets	—	—	496	—
Loss on disposal of a jointly controlled entity	—	10,388	—	—
(Increase)/decrease in accounts receivable, prepayments and deposits, including amounts due from fellow subsidiaries, related companies and a minority shareholder of subsidiaries	(274)	213,200	(365,478)	275,307
(Decrease)/increase in accounts payable and accrued charges, including amounts due to holding companies, fellow subsidiaries, related companies and minority shareholders	282	31,967	327,752	(330,036)
Net increase in amounts of properties held for/under development for sale and properties held for sale	—	(295,782)	(156,822)	(2,037)
(Increase)/decrease in interest in property development projects	—	(2,804)	(7,757)	4,346
Net cash (outflow)/inflow from operating activities	(9)	(61,109)	(68,104)	1,773

(b) **Purchase of subsidiaries**

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998
	HK$'000
Net assets acquired	
Fixed assets	12,772
Investments in associated companies	175,818
Investments in jointly controlled entities	240,320
Investment securities and other investments	176,026
Properties held for/under development for sale	5,139,256
Properties held for sale	278,628
Interests in property development projects	62,487
Accounts receivable, prepayments and deposits	340,972
Bank balances and cash	84,513
Due from minority shareholders	109,140
Due from related companies	10,755
Due from group companies	787
Accounts payable and accrued charges	(57,779)
Bank loans	(106,613)
Bank overdrafts	(4,881)
Taxation	(74,728)
Due to minority shareholders	(78,764)
Due to related companies	(3,015)
Due to group companies	(735,893)
Deferred taxation	(6,830)
Other loan	(5,890)
Due to minority shareholders	(316,786)
Land premium payable	(817,757)
Minority interests	(512,058)
	3,910,480
Negative goodwill credited to reserve	(572,370)
	3,338,110
Satisfied by:	
Issue of ordinary shares	3,338,110

Analysis of the net inflow in respect of purchase of subsidiaries

Bank balances and cash in hand acquired	84,513
Bank overdrafts	(4,881)
	79,632

(c) **Analysis of changes in financing during the Relevant Periods**

	As at 31st December,			As at 30th June,
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(i) *Bank loans*				
Balance at the beginning of year/period	—	106,613	177,640	341,193
New loans	—	71,027	189,721	7,481
Acquisition of subsidiaries	106,613	—	—	—
Repayment during the year/period	—	—	(26,168)	(25,260)
Balance at the end of year/ period	106,613	177,640	341,193	323,414
(ii) *Advance from associated companies and jointly controlled entities*				
Balance at the beginning of year/period	—	23,947	104,052	111,820
Acquisition of subsidiaries	23,947	—	—	—
Net inflow during the year/period	—	80,105	7,768	55
Balance at the end of year/period	23,947	104,052	111,820	111,875
(iii) *Loans from minority shareholders*				
Balance at the beginning of year/period	—	316,786	315,873	280,296
Acquisition of subsidiaries	316,786	—	—	—
Repayment during the year/period	—	(913)	(35,577)	(18,186)
Balance at the end of year/period	316,786	315,873	280,296	262,110
(iv) *Loans from related companies and other loans*				
Balance at the beginning of year/period	—	5,891	23,294	26,600
Acquisition of subsidiaries	5,891	—	—	—
Net inflow during the year/period	—	17,403	3,306	12,218
Balance at the end of year/period	5,891	23,294	26,600	38,818

27. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in this report, the Group had the following significant related party transactions in the normal course of business during the Relevant Periods:

	Period from 31st October, 1997 (date of incorporation) to 31st December, 1998	Year ended 31st December, 1999	2000	Six months ended 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest received from fellow subsidiaries	—	43,019	21,748	—
Loan interest paid to				
- immediate holding company	—	25,038	18,895	8,403
- intermediate holding company	—	—	—	977
- fellow subsidiaries	—	55,872	46,226	10,479
- a minority shareholder	—	—	11,330	589

Details of the terms of these transactions are set out in note 19.

28. BANKING FACILITIES

The Group had aggregate banking facilities of approximately HK$111 million, HK$183 million, HK$341 million and HK$323 million as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 respectively, in respect of overdrafts and bank loans. The bank loans were secured by mortgage on the Group's property held for/under development for sale with carrying value of approximately HK$268 million, HK$278 million, HK$286 million and HK$327 million as at 31st December, 1998, 1999 and 2000 and 30th June, 2001 respectively. Bank overdrafts for all Relevant Periods were unsecured.

29. COMMITMENTS

	As at 31st December, 1998	1999	2000	As at 30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a) Capital commitments for properties held for/under development for sale				
Contracted but not provided for	533,607	1,524,116	1,151,950	1,151,950
(b) Financial commitment for investments in associated companies				
Contracted but not recognised	353,296	466,715	163,551	163,551

30. LEASE COMMITMENTS

The Group had future aggregate minimum lease payment under non-cancellable operating leases for land and buildings:

	As at 31st December,			As at 30th June,
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not later than one year	2,536	1,628	1,087	—
Later than one year and not later five years	1,628	—	—	—
	4,164	1,628	1,087	—

31. CONTINGENT LIABILITIES

As at 31st December, 1998, 1999 and 2000 and 30th June, 2001, there were no material contingent liabilities.

32. SUBSEQUENT EVENTS

No material events took place subsequent to 30th June, 2001.

33. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for the Company or the Group or any of the companies comprising the Group in respect of any period subsequent to 30th June, 2001 and no dividend or other distribution has been declared, made or paid by the Company or any of its subsidiaries in respect of any period subsequent to 30th June, 2001.

34. PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

(a) Principal subsidiaries

As at 30th June, 2001, the Company held shares/interests in the following principal subsidiaries:

	Name of subsidiary	Place of incorporation/ establishment and operation	Legal status	Issued/ registered share capital and paid up capital	Effective percentage of equity held by the Company	Principal activities
	Directly held:					
#	Superland Development Ltd.	British Virgin Islands	Private Company	Ordinary HK$10,000	100	Investment holding
	Indirectly held:					
(i)	Beexiu Industrial (Shenzhen) Co., Ltd.	People's Republic of China	Company with limited liability	HK$7,000,000	100	Property development
(ix)	Dalian Perfect Base Property Development Co., Ltd.	People's Republic of China	Company with limited liability	US$7,500,000	100	Property development
(ii)	Guangzhou Bright Growth City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB96,350,000	80	Property development
(ii)	Guangzhou Carry Win City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(iii)	Guangzhou Central Funds City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB70,020,000	80	Property development
(iv)	Guangzhou Charcon Real Estate Company Limited	People's Republic of China	Company with limited liability	HK$259,670,000	100	Property development
(i)	Guangzhou Charho Real Estate Company Limited	People's Republic of China	Company with limited liability	US$5,000,000	100	Property development
(iii)	Guangzhou Charmlink City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB55,550,000	80	Property development
(ii)	Guangzhou Cowan City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(ii)	Guangzhou Eastern Growth City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB41,500,000	80	Property development
(iii)	Guangzhou Faithbond City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB48,900,000	80	Property development
(v)	Guangzhou Faithlink City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,140,000	80	Property development
(ii)	Guangzhou Guangxiu City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB63,150,000	80	Property development
(ii)	Guangzhou Honour City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB55,150,000	80	Property development

Name of subsidiary	Place of incorporation/ establishment and operation	Legal status	Issued/ registered share capital and paid up capital	Effective percentage of equity held by the Company	Principal activities
(vi) Guangzhou Keen Asia City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB48,900,000	80	Property development
(v) Guangzhou Long Win City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(vi) Guangzhou May Hua City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB44,500,000	80	Property development
(ii) Guangzhou Million Top City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(v) Guangzhou Perfect City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB50,170,000	80	Property development
(vi) Guangzhou Seaport City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB80,120,000	80	Property development
(vi) Guangzhou Sincere Land City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB48,900,000	80	Property development
(v) Guangzhou Sun Peak City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB50,140,000	80	Property development
(viii) Guangzhou Super Cain City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB56,440,000	80	Property development
(v) Guangzhou Swiss Joy City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB56,440,000	80	Property development
(vi) Guangzhou Talent Gather City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB41,500,000	80	Property development
(vii) Guangzhou Tiyu Building Company Limited	People's Republic of China	Company with limited liability	US$26,700,000	100	Property development and investment
(vi) Guangzhou Top Jade City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB41,500,000	80	Property development
(vi) Guangzhou Tung Win City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB41,500,000	80	Property development
(vi) Guangzhou Unionwin City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB61,490,000	80	Property development
(vi) Guangzhou Winbase City Real Estates Co. Ltd.	People's Republic of China	Company with limited liability	RMB41,500,000	80	Property development
(v) Guangzhou Winfair City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB86,130,000	80	Property development
(ii) Guangzhou Winner City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(vi) Guangzhou Wise Leader City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB33,040,000	80	Property development

Name of subsidiary	Place of incorporation/ establishment and operation	Legal status	Issued/ registered share capital and paid up capital	Effective percentage of equity held by the Company	Principal activities
(v) Guangzhou Worldheart City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB99,600,000	80	Property development
(vi) Guangzhou Yieldwise City Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB48,900,000	80	Property development
(x) Guangzhou Yue Xiu Property Management Company Limited	People's Republic of China	Company with limited liability	RMB1,000,000	60	Property management
(ii) Guangzhou Ziwei Real Estates Co., Ltd.	People's Republic of China	Company with limited liability	RMB207,010,000	80	Property development

\# No audited accounts have been prepared by Superland Development Limited ("Superland") as it is an investment holding company and has not been involved in any transactions since its incorporation. Superland operates principally in Hong Kong instead of in its place of incorporation.

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the Relevant Periods or formed a substantial portion of the net assets of the Group as at 31st December, 1998, 1999 and 2000, and 30th June 2001. To give details of other subsidiaries would, in the opinion of the Directors, be of excessive length.

All the principal subsidiaries have adopted 31st December as their financial year end date. No audited accounts have been prepared by the principal subsidiaries for the six months ended 30th June, 2001. The auditors of the principal subsidiaries above for each of the three years ended 31st December, 1998, 1999 and 2000 are set out as follows:

(i) The accounts of the subsidiaries for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 嶺南會計師事務所, 羊城會計師事務所 and 珠江會計師事務所 respectively, all of them are certified public accountants in the PRC.

(ii) These subsidiaries had no operation since their date of incorporation until 1999. The accounts of these subsidiaries for each of the two years ended 31st December, 1999 and 2000 were audited by 宏海會計師事務所, certified public accountants in the PRC.

(iii) These subsidiaries had no operation since their date of incorporation until the year 1999. The accounts of these subsidiaries for each of the two years ended 31st December, 1999 and 2000 were audited by 珠江會計師事務所, certified public accountants in the PRC.

(iv) The accounts of the subsidiary for year ended 31st December 1998 and each of the two years ended 31st December, 1999 and 2000 were audited by 羊城會計師事務所 and 宏海會計師事務所 respectively, both of them are certified public accountants in the PRC.

(v) These subsidiaries had no operation since their date of incorporation until 2000. The accounts of these subsidiaries for the year ended 31st December, 2000 were audited by 宏海會計師事務所, certified public accountants in the PRC.

(vi) These subsidiaries had no operation since their date of incorporation until 2000. The accounts of these subsidiaries for the year ended 31st December, 2000 were audited by 珠江會計師事務所, certified public accountants in the PRC.

(vii) The accounts of the subsidiary for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 珠江會計師事務所，嶺南會計師事務所 and 宏海會計師事務所 respectively, all of them are certified public accountants in the PRC.

(viii) The subsidiary has no operation since its incorporation. No audited account were issued.

(ix) The accounts of the subsidiary for each of the two years ended 31st December, 1998 and 1999 and the year ended 31st December, 2000 were audited by 大連會計師事務所 and 大連華連會計師事務所 respectively, both of them are certified public accountants in the PRC.

(x) The Accounts of the subsidiary for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 工商會計師事務所, certified public accountants in the PRC.

(b) **Principal associated companies**

As at 30th June, 2001, the Group held shares/interests in the following principal associated companies:

	Name of associated company	Place of incorporation/ establishment and operation	Effective percentage of equity held by the Group	Principal activities
(i)	Guangzhou Jiehing Property Development Company Limited	People's Republic of China	26.7	Property development
(ii)	Guangzhou Xin Yue Real Estate Development Co. Ltd.	People's Republic of China	28.2	Property development
(iii)	Hainan China City Property Development Co. Ltd.	People's Republic of China	31.2	Property development

All the principal associated companies have adopted 31st December as their financial year end date. No audited accounts have been prepared by the principal associated companies for the six months ended 30th June, 2001. The auditors of the principal associated companies above for each of the three years ended 31st December, 1998, 1999 and 2000 are set out as follows:

(i) The accounts of the associated company for each of the two years ended 31 December, 1998 and 2000 were audited by 珠江會計師事務所, certified public accountants in the PRC. No audited account has been prepared for the year ended 31st December, 1999.

(ii) The accounts of the associated company for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 滙江德勤會計師事務所, certified public accountants in the PRC.

(iii) The accounts of the associated company for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 海口齊盛會計師事務所有限公司, certified public accountants in the PRC.

(c) **Principal jointly controlled entities**

As at 30th June, 2001, the Group held the following principal jointly controlled entities:

	Name of jointly controlled entity	Place of incorporation/ establishment and operation	Effective percentage of interest/ in ownership/ voting power/ profit sharing	Principal activities
(i)	Guangzhou Xinshidai Real Estate Ltd.	People's Republic of China	45 33.31 49	Property development
(ii)	Guangzhou Charfar Real Estate Company Limited	People's Republic of China	38.25 55.56 38.25	Property development
(iii)	Guangzhou South House Property Industry Co., Ltd.	People's Republic of China	30 28.57 30	Property development and management
(iv)	Zhoushan Xinyuan Real Estate Development Co., Ltd.	People's Republic of China	38 33.33 38	Property development

All the principal jointly controlled entities have adopted 31st December as their financial year end date. No audited accounts have been prepared by the principal jointly controlled entities for the six months ended 30th June, 2001. The auditors of the principal jointly controlled entities above for each of the three years ended 31st December, 1998, 1999 and 2000 are set out as follows:

(i) The accounts of the jointly controlled entity for the year ended 31st December,1998 and each the two years ended 31st December, 1999 and 2000 were audited by 工商會計師事務所 and 正德會計師事務所 respectively, both of them are certified public accountants in the PRC.

(ii) The accounts of the jointly controlled entity for the year ended 31st December, 1998 and each the two years ended 31st December, 1999 and 2000 were audited by 羊城會計師事務所 and 珠江會計師事務所 respectively, both of them are certified public accountants in the PRC.

(iii) The accounts of the jointly controlled entity for each of the two years ended 31st December, 1999 and 1998 and the year ended 31st December, 2000 were audited by 珠江會計師事務所 and 廣東正中珠江會計師事務所 respectively, both of them are certified public accountants in the PRC.

(iv) The accounts of the jointly controlled entity for each of the three years ended 31st December, 1998, 1999 and 2000 were audited by 舟山昌海會計師事務所, certified public accountants in the PRC.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

1. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED COMBINED NET TANGIBLE ASSETS AND ASSETS AND LIABILITIES OF THE GROUP AFTER COMPLETION (THE "ENLARGED GROUP")

The following is a summary of the pro forma statement of unaudited adjusted combined net tangible assets of the Enlarged Group, assuming the completion of the Proposed Transactions had been effected on 30th June, 2001.

	HK$'000	*HK$'000*
THE GROUP		
Audited consolidated net assets of the Group as at 31st December, 2000	6,485,546	
Unaudited consolidated net profit of the Group for the six months ended 30th June, 2001	46,420	
Unaudited change of other reserves of the Group for the six months ended 30th June, 2001	(43)	
Shares issued under share option scheme and upon conversion of convertible bonds of the Company for the six months ended 30th June, 2001 net of issuing expenses	40,010	
	6,571,933	
Net deficit on revaluation of properties of the Group as at 31st October, 2001 *(notes 1 and 2)*	(200,495)	
Unaudited consolidated net assets of the Group before the completion of the Proposed Transactions		6,371,438
Less: Goodwill of the Group as at 30th June, 2001		(60,354)
Unaudited consolidated net tangible assets of the Group before the completion of the Proposed Transactions		6,311,084
ADD: THE ACQUIRED GROUPS		
Guangzhou Construction BVI Group		
Audited combined net tangible assets as at 30th June, 2001 as per the Accountants' Report set out in Appendix II to this circular	1,077,366	
Surplus arising on revaluation of the property interests as at 31st October, 2001 *(notes 1 and 3)*	5,283,976	
Combined net tangible assets after adjustment of surplus arising on revaluation of property interests		6,361,342
Super Gain Group		
Audited consolidated net tangible assets as at 30th June, 2001 as per the the Accountants' Report set out in Appendix III to this circular	3,943,654	
The Group's 51% attributable share of the audited consolidated net tangible assets prior to the completion of the Proposed Transactions	(2,011,264)	
Increase in share of audited consolidated net tangible assets upon acquisition of additional 49% interest	1,932,390	
Net surplus arising on revaluation of the property interests as at 31st October, 2001 attributable to the 49% interest *(note 1)*	63,023	

	HK$'000	HK$'000
49% attributable share of the consolidated net tangible assets after adjustment of surplus arising on revaluation of property interests		1,995,413
LESS: ASSETS TO BE DISPOSED OF		
Unaudited aggregate net assets as at 30th June, 2001 attributable to the existing Cement and Ready-Mixed Concrete Manufacturing and High Tech Businesses of the Group plus the shareholders' loans of the CCCI Group, Jin Peng and China ITI to be assigned to Yue Xiu	978,876	
Deficit on revaluation of property interests of CCCI Group *(note 1)*	(2,503)	
Less: Goodwill of Jin Peng	(9,625)	
Unaudited aggregate net tangible assets attributable to the existing Cement and Ready- Mixed Concrete Manufacturing and High Tech Business of the Group plus the shareholders' loans of the CCCI Group, Jin Peng and China ITI to be assigned to Yue Xiu		(966,748)
OTHER ADJUSTMENTS TO NET TANGIBLE ASSETS		
Cash consideration for the Proposed Transactions *(note 4)*		(2,000,000)
Estimated expenses relating to the Proposed Transactions *(note 5)*		(20,000)
Unaudited pro forma adjusted combined net tangible assets of the Enlarged Group		11,681,091
INTANGIBLES		
Negative goodwill arising on the Proposed Transactions *(note 6)*	(3,342,702)	
Goodwill of the Group after disposal of CCCI Group, Jin Peng and China ITI	50,729	
		(3,291,973)
Unaudited pro forma adjusted combined net assets of the Enlarged Group		8,389,118
Unaudited consolidated net tangible asset value per Share of the Group before completion of the Proposed Transactions *(note 7)*		1.57
Unaudited pro forma adjusted combined net tangible asset value per Share of the Enlarged Group *(note 8)*		1.90
Unaudited pro forma adjusted combined net asset value per Share of the Enlarged Group *(note 8)*		1.36

The following is a summary of the pro forma statement of unaudited assets and liabilities of the Enlarged Group, assuming the completion of the Proposed Transactions had been effected on 30th June, 2001.

	Unaudited consolidated net assets of the Group as at 30th June, 2001	Audited combined net assets of Guangzhou Construction BVI as at 30th June, 2001	Audited combined net assets of Guangzhou Construction BVI as at 30th June, 2001	Adjustment to account for acquisition of additional 49% interest in Super Gain from minority shareholders	Adjustment to account for disposal of interest in Cement and Ready-Mixed Concrete Manufacturing and High Tech related businesses	Other adjustments	Note	Unaudited pro forma adjusted combined net assets of the Enlarged Group
	HK$'000	*RMB'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*
Non-current assets								
Fixed assets	6,835,904	630,229	594,555	—	(934,480)	1,331,710	1	7,827,689
Goodwill/(Negative goodwill)	60,354	—	—	—	(9,625)	(3,342,702)	5	(3,291,973)
Interest in associated companies	1,699,560	—	—	—	(174,046)	(126,361)	1	1,399,153
Interest in jointly controlled entities	1,133,591	—	—	—	(430,436)	17,351	1	720,506
Investment securities and other investments	452,422	601,731	567,671	—	(27,977)			992,116
	10,181,831	1,231,960	1,162,226	—	(1,576,564)			7,647,491
Current assets								
Properties held for/under development for sale	5,974,601	3,786,170	3,571,858	—	—	4,006,319	1	13,552,778
Properties held for sale	863,996	966,128	911,441	—	—	(61,971)	1	1,713,466
Interests in property development projects	96,139	—	—	—	—	(18,041)	1	78,098
Inventories	343,574	24,950	23,538	—	(142,935)			224,177
Due from minority shareholders	33,050	—	—	—	(22,554)			10,496
Due from related companies	11,487	—	—	—	(250)			11,237
Accounts receivable, prepayments and deposits	1,006,607	454,624	428,890	—	(408,738)			1,026,759
Pledged bank deposits	171,028	—	—	—	—			171,028
Bank balances and cash	1,554,952	689,987	650,931	—	(232,435)			1,973,448
	10,055,434	5,921,859	5,586,658	—	(806,912)			18,761,487

	Unaudited consolidated net assets of the Group as at 30th June, 2001	Audited combined net assets of Guangzhou Construction BVI as at 30th June, 2001	Audited combined net assets of Guangzhou Construction BVI as at 30th June, 2001	Adjustment to account for acquisition of additional 49% interest in Super Gain from minority shareholders	Adjustment to account for disposal of interest in Cement and Ready-Mixed Concrete Manufacturing and High Tech related businesses	Other adjustments	*Note*	Unaudited pro forma adjusted combined net assets of the Enlarged Group
	HK$'000	*RMB'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*
Current liabilities								
Accounts payable and accrued charges	746,793	3,906,726	3,685,591	—	(240,139)	20,000	5	4,212,245
Current portion of long-term liabilities	1,354,022	140,000	132,075	—	(178,920)			1,307,177
Taxation	131,030	24,430	23,047	—	(16,930)			137,147
Dividends payable to minority shareholders	22,491	—	—	—	(15,878)			6,613
Amounts due to holding company	—	—	—	—	(886,015)	886,015	9	—
Short-term bank loans								
- secured	171,963	917,000	865,094	—	—			1,037,057
- unsecured	623,155	—	—	—	(106,261)			516,894
Bank overdrafts	17,653	—	—	—	—			17,653
	3,067,107	4,988,156	4,705,807	—	(1,444,143)			7,234,786
Net current assets	6,988,327	933,703	880,851	—	(637,231)			11,526,701
Total assets less current liabilities	17,170,158	2,165,663	2,043,077	—	(939,333)			19,174,192
Non-current liabilities								
Long-term liabilities	4,126,693	711,990	671,688	—	(334,669)	2,000,000	4	6,463,712
Deferred tax	14,394	96,931	91,444	—	—			105,838
	4,141,087	808,921	763,132	—	(334,669)			6,569,550
Minority interests	6,457,138	214,734	202,579	(1,932,390)	(511,803)			4,215,524
Net assets	6,571,933	1,142,008	1,077,366	1,932,390	(92,861)			8,389,118

Notes:

1. These represent the net surplus/(deficit) on revaluation of the property interests of the Group, Guangzhou Construction BVI Group, Super Gain Group and CCCI Group of approximately (HK$200 million), HK$5,284 million, HK$63 million and (HK$3 million) respectively, calculated based on the valuation of the properties as at 31st October, 2001, performed by GCAL, on the basis as disclosed in the valuation reports set out in Appendices V to VII to this circular less the aggregate net book value of these properties as at 30th June, 2001.

2. According to the Company's accounting policies, such surplus or deficit, other than those arising from revaluation of investment properties and those which will be realised upon disposal of properties, will not be recognised in the consolidated accounts of the Company for the year ending 31st December, 2002 unless there is indication of impairment existing at 31st December, 2002.

3. The net surplus on revaluation of the property interests included approximately HK$17 million attributable to certain land interests of which the legal titles will be transferred to Guangzhou Construction BVI Group upon full payment of land premium. As at 30th June, 2001, the amount of land premium payable amounted to approximately HK$952 million of which HK$458 million is payable within the next twelve months.

4. This represents the cash consideration payable by the Group to Yue Xiu pursuant to the Conditional Sale and Purchase Agreement and on the assumption that full amount will be financed by bank borrowings.

5. This represents the estimated expenses relating to the Proposed Transactions.

6. This represents the negative goodwill arising upon completion of the Proposed Transactions which is calculated based on the excess of the fair value of the Group's share of the 100% combined net assets of Guangzhou Construction BVI Group and the 49% of the consolidated net assets of Super Gain as at 30th June, 2001, after adjustments based on an independent property valuation conducted by GCAL as at 31st October, 2001 of HK$8,356 million over the cost of acquisition of HK$5,014 million.

7. Based on the number of issued Shares of 4,008,293,667 prior to the completion of the Proposed Transactions.

8. Based on the number of issued Shares of 6,161,312,785 immediately following the completion of the Proposed Transactions.

9. This represents the assignment of shareholder's loans of HK$886 million by the Company to Yue Xiu pursuant to the Conditional Sale and Purchase Agreement.

2. INDEBTEDNESS

At the close of business on 31st October, 2001, being the latest practicable date for the purpose of the indebtedness summary prior to the printing of this circular, the Enlarged Group had total outstanding borrowings of approximately HK$6,397 million, comprising secured bank borrowings of approximately HK$2,592 million, unsecured bank borrowings of approximately HK$1,993 million, unsecured other borrowings of approximately HK$1,266 million, obligations under finance leases of approximately HK$1 million and convertible bonds of HK$545 million. The Enlarged Group's secured bank borrowings were secured by mortgages on the properties under development, fixed assets, investment properties and fixed deposits of the Enlarged Group. The Enlarged Group also had outstanding amounts of approximately HK$1,618 million due in respect of acquisition of land use rights in the PRC.

Convertible bonds of HK$95 million were redeemed on 14th December, 2001. Unless previously repaid, redeemed, purchased or converted, convertible bonds of 249 million and 201 million will be redeemable on 29th December, 2002 and 31st July, 2003 respectively.

In addition, the Enlarged Group had contingent liabilities in respect of guarantees for banking and loan facilities granted to jointly controlled entities of approximately HK$97 million, and as at 31st October, 2001, the Group charged the income derived from its 24.3 per cent effective interest in an associated company to a bank in favour of one of the shareholders of that associated company (the "Shareholder"), in respect of the Shareholder's repayment of bank loan amounted to RMB500 million (approximately HK$467 million) and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Shareholder to the Enlarged Group against all liabilities arising from such charge. In addition, Yue Xiu has issued an indemnity to the Enlarged Group under which any shortfall to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Shareholder to the Enlarged Group is insufficient to cover the Relevant Loan.

Save as disclosed above and apart from intra-group liabilities, none of the members of the Enlarged Group had outstanding as at the close of business on 31st October, 2001 any mortgages, charges, debentures or other loan capital or bank overdrafts, loans or other similar indebtedness, or any obligations under finance leases or any guarantees or other material contingent liabilities.

Foreign currency amounts have, for these purpose of compiling this indebtedness summary, been translated into Hong Kong dollars at the approximate exchange rates prevailing as at the close of business on 31st October, 2001.

Save as disclosed in this circular, and the new bank loan to be raised for financing the cash consideration for the Proposed Transactions, the Board are not aware of any material change in the indebtedness and contingent liabilities of the Enlarged Group subsequent to 31st October, 2001.

3. WORKING CAPITAL

Taking into account the financial resources available to the Enlarged Group, including internally generated funds and the available banking facilities, the Directors are of the opinion that the Enlarged Group upon Completion will have sufficient working capital for its present requirement.

4. NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial and trading position or prospects of the Enlarged Group since 30th June, 2001 (being the date to which the latest audited consolidated financial statements of the Enlarged Group were made up).

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

31st December, 2001

The Directors
Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions to value certain property interests of Guangzhou Investment Company Limited (referred to as "the Company") and its subsidiaries (together referred to as "the Group") in the People's Republic of China (the "PRC"), Hong Kong, Macau and Singapore we confirm that we have carried out inspections, made relevant enquires and obtained such further information as we consider necessary for the purpose of providing the capital values of such property interests as at 31st October, 2001 (referred to as the "valuation date").

This letter which forms part of our valuation report explains the basis and methodology of valuation, and clarifies our assumptions made, titleship of properties and the limiting conditions.

BASIS OF VALUATION

The valuation of such property interests with the exception of property nos. 37 to 41 is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In respect of property nos. 37 to 41, they are all specialized properties without readily identifiable market. In addition, the interests in the respective land parcels upon which subject buildings were built are either held under administrative allocation or land lease agreement. Under both circumstances, both types of interest are not assignable.

Therefore, the valuation of the above is our opinion of the depreciated replacement cost of the buildings and associated structures (hereinafter referred to as "the Buildings") which we would define as intended to mean as the gross replacement cost of the Buildings, from which appropriate deductions may then be made to allow for the age, condition, economic and functional obsolescence and environmental factors, etc. All of these might result in the existing Buildings being worth less to the undertaking in occupation than would a new replacement.

VALUATION METHODOLOGY

Unless stated as otherwise, all property interests are valued by the comparison method where comparison based on prices realised or market prices of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Similar approach is applied to valuation of land for development where land comparables were analysed and adjusted for application in the valuation. However, the residual method of valuation was used as a counter-check of the results derived from direct comparison method. In principle, the residual method is to estimate the present capital value of the future development and to deduct therefrom the cost of all the works and other expenses necessary to put the property into the state to command such value and an allowance for developer's risks.

In arriving at our valuations for those properties under development, we have taken into account the development costs already expended on the appraised properties. The capital value when completed represents our estimate of the open market value of the completed development as at the valuation date.

In undertaking our valuation for the property interests which are held for future development, we have considered their development or redevelopment potential.

Where properties are let to the parties outside the Group, the amount of rent payable on the valuation date was capitalized for the residue period of the lease. Full market rent was applied for capitalization after the current lease expired. The comparison method is also adopted to obtain the full market rental value.

ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the property interests on the open market in their existing states without the benefit of any deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangement which would serve to increase the value of the property interests.

As the properties are held under long term Government Leases/Land Use Rights, we have assumed that the owners of the property interests have free and uninterrupted rights to use or transfer the property interests for the whole of the unexpired term of the respective Government Leases/Land Use Rights. In our valuation, we have assumed that the property interests can be freely disposed of and transferred to third parties on the open market without any additional payment to the relevant government authorities. Unless stated as otherwise, vacant possession is assumed for the properties concerned.

For those properties of which the land use rights is granted by the government with land premium being paid by instalments, we have valued them on the basis that the purchasers will honour their contracts and settle the outstanding sums in accordance with the agreed payment terms so as to secure valid interests in the properties.

With regard to the properties under development, we have valued them on the assumption that they are developed in accordance with development proposals or building plans given to us. We have assumed that all consents, approvals and licenses from relevant government authorities for the properties under development have been granted.

Where the properties are held for future development, we have assumed that they will be developed or redeveloped immediately after successful site assembly, termination of existing tenancies, completion of negotiation with government or obtaining approval of building plans.

For the Buildings which have been assessed by reference to the "Depreciated Replacement Cost Approach", our opinion of values is subject to the fact that prospective earnings would provide a reasonable return on the appraised property, plus the value of any assets not included in the appraisal, and adequate net working capital.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the site held by the owner or permitted to be occupied by the owner. In addition, we assumed that no encroachment or trespass exists, unless noted in the report.

No environment impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

Other special assumptions of each property, if any, have been stated out in the footnotes of the valuation certificate for the respective properties.

TITLESHIP INVESTIGATION

We have been provided with copies of legal documents regarding the properties under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the properties in the PRC.

In the course of our valuation, we have relied upon the legal opinions as stated in the property title report dated 31st December, 2001 given by Z & T Law Firm (referred to as the "PRC Lawyer") in relation to the legal title to and the nature of the land interests in the properties concerned.

Where, as disclosed in the relevant PRC legal opinion and set out in the respective footnotes in the valuation certificate, in respect of the some of the property interests of which further approvals and consents and further land premium remain outstanding, the valuation is based on the assumption that there is no major difficulty for the Group to obtain such approvals and consents and that the Group shall pay such further land premium accordingly.

All legal documents disclosed in this report, if any, are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this report.

LIMITING CONDITIONS

No allowances have been made in our valuation for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have not carried out detailed site measurements to verify the correctness of the land or building areas in respect of the relevant properties but have assumed that the areas shown on the legal documents provided to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of all the properties included in the attached valuation certificates. However, no structural survey has been made and we are therefore unable to report as to whether the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for any property development. Our valuation is made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

The valuation contained within this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on the value.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface mineral use rights or conditions investigated.

Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the Buildings. Unless otherwise stated in this report, its existence on the Buildings was not considered by the appraiser in the development of the conclusion of value. The stated value estimate is predicated on the assumption that there is no material on or in the Buildings that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

We do not investigate any industrial safety environmental and health related regulations in association any this particular manufacturing process of the Company. It is assumed that all necessary licenses, procedures, and measures were implemented in accordance with the Government legislation and guidance.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by the Group, and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of those properties in which the Group has valid interests. We have had no reason to doubt the truth and accuracy of the information provided to us by them. We were also advised by the Group that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

OPINION OF VALUE

The summary of valuation and the respective valuation certificates enclosed have already shown the capital values of each individual property interests.

REMARKS

Property interests in the PRC are dominated in Renminbi (RMB) and property interests in the Hong Kong are dominated in Hong Kong Dollars (HK$). Where applicable, an exchange rate of HK$1 to RMB1.06 was adopted.

We enclose herewith the summary of valuation and the valuation certificates.

This valuation report is issued subject to our general service conditions.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED
K. K. Ip
BLE, MRICS, AHKIS, RPS (GP)
Managing Director

Note: Mr. K. K. Ip, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has substantial experience in valuation of properties in the PRC and Hong Kong since 1992.

SUMMARY OF VALUATION

Property Interests held by the Group in the PRC

Group I — Property Interests held For Sale

No.	Property	Capital Value in existing state as at 31st October, 2001 (RMB)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (RMB)
1.	Basement Carpark and 4 Shop Units on Level 1 Xiang Tai Court Charcon Garden Sanyuan Li Bai Yun District Guangzhou PRC	22,800,000	51	11,628,000
2.	Xiangkang Commercial Plaza Sanyuan Li Bai Yun District Guangzhou PRC	215,000,000	51	109,650,000
3.	Huang Shi Garden 5-1 & 2 Bai Yun District Guangzhou PRC	61,400,000	40.8	25,051,200
4.	New Age Plaza Ancillary Building No.11 Jianshe San Road Dong Shan District Guangzhou PRC	6,500,000	22.44	1,458,600
5.	Phase II of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	64,400,000	14.382	9,262,008

No.	Property	Capital Value in existing state as at 31st October, 2001 *(RMB)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(RMB)*
6.	Phase I of Springland Garden Block 12 and Block 13 Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	31,000,000	39.015	12,094,650
7.	Junhui Complex Tian He Southern Residential 1-1, 2, 3 Tian He District Guangzhou PRC	203,000,000	40.8	82,824,000
8.	Galaxy City Zhu Jiang Estate E2-1 and E2-2 Tian He District Guangzhou PRC	1,550,000,000	40.8	632,400,000
9.	Nan Zhen Building Western side of Nan Zhen Bridge Ding Hai District Zhoushan PRC	17,400,000	19.38	3,372,120
Group II — Property Interests held Under Development				
10.	Area 3-11 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	24,000,000	40.8	9,792,000
11.	Area 1-10 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	110,000,000	40.8	44,880,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(RMB)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(RMB)*
12.	Tian He Rail Station East - Commercial Plaza Tian He District Guangzhou PRC	750,000,000	40.8	306,000,000
13.	Guangzhou Sports Stadium Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	550,000,000	51	280,500,000
14.	Land Lot No. RJ-1 MTR Junction of Zhongshan Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	339,000,000	46.92	159,058,800
15.	Yue Xiu Plaza Xinkai Road Xi Gang District Dalian PRC	181,000,000	51	92,310,000
	Group III — Property Interests held For Future Development			
16.	Area 1-9 Huang Shi Garden Bai Yun District Guangzhou PRC	43,000,000	40.8	17,544,000
17.	Area 1-10 Huang Shi Garden Bai Yun District Guangzhou PRC	25,000,000	40.8	10,200,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(RMB)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(RMB)*
18.	Area 5-3 Huang Shi Garden Bai Yun District Guangzhou PRC	22,000,000	40.8	8,976,000
19.	Er Sha Dao Zone 4 Dong Shan District Guangzhou PRC	143,000,000	40.8	58,344,000
20.	Er Sha Dao Zone 10 Dong Shan District Guangzhou PRC	68,000,000	40.8	27,744,000
21.	New Age Plaza Main Building No. 11 Jianshe San Road Dong Shan District Guangzhou PRC	103,000,000	22.44	23,113,200
22.	Phase III of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	220,000,000	14.382	31,640,400
23.	Phase II of Xiang Xing Estate Fangcun Main Road Fang Cun District Guangzhou PRC	44,000,000	20.4	8,976,000
24.	Chi Gang Qiao Western Area 1, 2, 3 Hai Zhu District Guangzhou PRC	158,000,000	40.8	64,464,000

No.	Property	Capital Value in existing state as at 31st October, 2001 (RMB)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (RMB)
25.	Chi Gang Qiao Western Area 4, 5 Hai Zhu District Guangzhou PRC	78,000,000	40.8	31,824,000
26.	Area 1, 4 Phase IV of Jiang Nan Estate Hai Zhu District Guangzhou PRC	235,000,000	40.8	95,880,000
27.	Phase II & III of Springland Garden Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	881,000,000	39.015	343,722,150
28.	Lots A, B, C Huangsha Metro Station Huangsha Main Road Li Wan District Guangzhou PRC	115,000,000	13.5966	15,636,090
29.	Area E-3-1, E-3-3, E-4-1, E-4-3, E-6-2 Zhu Jiang Estate Tian He District Guangzhou PRC	836,000,000	40.8	341,088,000
30.	Land Lot No. N4 Junction of Dongfeng Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	116,000,000	40.8	47,328,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(RMB)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(RMB)*
31.	Yue Xiu Building Junction of Dongfeng Zhong Road and North-east of Xiaobei Road Yue Xiu District Guangzhou PRC	384,000,000	19.51	74,918,400
32.	Land Parcel at Yang He Village Bei Xing County Huadu City Guangzhou PRC	28,000,000	51	14,280,000
33.	Haikou Garden Plaza Financial Zone Haikou City Hainan PRC	100,000,000	15.912	15,912,000
34.	China Perfect Square Office Complex Zhongshan Bei Road Shanghai PRC	361,000,000	12.75	46,027,500
35.	Ban Tian Industrial Development Zone Bu Ji County Shenzhen PRC	2,000,000	51	1,020,000
Group IV — Property Interests held for Investment				
36.	Jin Han Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	74,000,000	51	37,740,000

No.	Property	Capital Value in existing state as at 31st October, 2001 (RMB)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (RMB)
37.	Guangzhou Cement Plant No. 148 Xi Wan Road Bai Yun District Guangzhou PRC	73,000,000	49	35,770,000
38.	Zhujiang Cement Plant Chenshan Bai Yun District Guangzhou PRC	250,000,000	49.70	124,250,000
39.	Guangzhou Pulp & Paper Mill No. 40 Guang Zhi Road Hai Zhu District Guangzhou PRC	440,000,000	51	224,400,000
40.	Yuesang Cement-Concrete Mix Plant No. 22 South Section of Shangyong Cun Off Guangzhou Main Road Guangzhou PRC	1,230,000	63	774,900
41.	Yuequn Cement-Concrete Mix Plant No. 22 South Section of Shangyong Cun Off Guangzhou Main Road Guangzhou PRC	3,120,000	63	1,965,600
42.	Unit B2 on Level 3 Tower 9 Xiangdu Garden Shahekou District Dalian PRC	400,000	51	204,000

No.	Property	Capital Value in existing state as at 31st October, 2001 (RMB)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (RMB)
43.	Unit C and D, Level 9 and Carparking Space No. 15 Haiyuan Xin Cun Binhai Main Road Haikou City Hainan PRC	250,000	30.6	76,500
	Sub-total of the Capital Values of the Property Interests in the PRC:	8,929,500,000		3,484,100,118

Property Interests held by the Group in Hong Kong

Group I — Property Interests held For Sale

NIL

Group II — Property Interests held For Under-development

NIL

Group III — Property Interests held For Future Development

No.	Property	Capital Value in existing state as at 31st October, 2001 (HK$)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (HK$)
44.	Inland Lot No. 8840 Wah Fu Road Aberdeen Hong Kong	185,000,000	100	185,000,000
45.	No. 419K Queen's Road West Western District Hong Kong	82,000,000	100	82,000,000

No.	Property	Capital Value in existing state as at 31st October, 2001 (HK$)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (HK$)
46.	Section B of Yau Tong Inland Lot No. 4 Tung Yuen Street Yau Tong Hong Kong	298,000,000	100	298,000,000
47.	The Remaining Portion of Section 89 of Lot No. 4433 and the Remaining Portion of Section 90 of Lot No. 4433 in Demarcation District 51 On Kui Street On Lok Tsuen Fanling New Territories	4,000,000	38.50	1,540,000
Group IV — Property Interests held For Investment				
48.	Carparking Spaces on the 1st Floor to the 4th Floor Seabright Plaza Nos. 9-23 Shell Street North Point Hong Kong	26,600,000	100	26,600,000
49.	Shops on 1st Floor, 2nd Floor and 3rd Floor (excluding Flat Roof thereof), and offices on the 5th Floor and the 10th Floor Yue Hing Building No. 103 Hennessy Road Wanchai Hong Kong	41,000,000	100	41,000,000

No.	Property	Capital Value in existing state as at 31st October, 2001 (HK$)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (HK$)
50.	Shop Nos. G01 and G02 on Upper Ground Floor Shop Nos. 102 to 105, 107, 109, 117, 119, 122, 131, 156 and 157 on the 1st Floor Oriental 188 Shopping Centre Kwong Sang Hong Building Blocks C and D No. 188 Wanchai Road Wanchai Hong Kong	26,500,000	100	26,500,000
51.	Basements 1, 2 & 3 and Ground Floor to the 3rd Floor Yue Xiu Plaza Nos. 1-7 King Fuk Street & Nos. 3-23 Ning Yuen Street San Po Kong Kowloon	350,000,000	100	350,000,000
52.	The 4th Floor Yue Xiu Plaza No. 9 Ning Yuen Street San Po Kong Kowloon	35,000,000	100	35,000,000
53.	Kam Po Court Tsing Tai Road Tai Lam New Territories	16,700,000	100	16,700,000
54.	Tsuen Wan International Centre (except Units 3B, 3C and D, 5/F, 9/F, 20/F, 21/F, 22/F and 29/F) Nos. 58-70 Wang Lung Street Tsuen Wan New Territories	294,000,000	89.50	263,130,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(HK$)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(HK$)*
55.	Lung Wah International Godown Nos. 72/76 Wang Lung Street Tsuen Wan New Territories	153,000,000	100	153,000,000
Group V — Property Interests held for Self-occupation				
56.	Flat A on 19th Floor of Block 1 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,000,000	100	3,000,000
57.	Flat B on 22nd Floor of Block 1 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,000,000	100	3,000,000
58.	Flat B on 25th Floor of Block 1 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,000,000	100	3,000,000
59.	Flat A on 11th Floor of Block 3 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,000,000	100	3,000,000
60.	Flat E on the 20th Floor of Block 5 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,400,000	100	3,400,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(HK$)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(HK$)*
61.	Flat B on 6th Floor of Block 6 City Garden Nos. 231-233 Electric Road North Point Hong Kong	3,400,000	100	3,400,000
62.	Flat C on 33rd Floor of Sung Fung Court Harbour Heights No. 3 Fook Yum Road North Point, Hong Kong	2,700,000	100	2,700,000
63.	Flat A on 1st Floor *(including the Flat Roof thereof)*, Flat B on 5th Floor, Flat B on 6th Floor, Flat B on 7th Floor, Flat B on 8th Floor, Flat B on 10th Floor, Flat B on 11th Floor, Flat B on 12th Floor Wing Shun Mansion No. 9 Kin Wah Street North Point Hong Kong	12,300,000	100	12,300,000
64.	Units A to G on 28th Floor Seabright Plaza Nos. 9-23 Shell Street North Point Hong Kong	12,900,000	100	12,900,000
65.	Flat G on 22nd Floor Block 5 Tanner Garden No. 18 Tanner Road North Point Hong Kong	2,400,000	100	2,400,000

No.	Property	Capital Value in existing state as at 31st October, 2001 *(HK$)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(HK$)*
66.	Flat A on 10th Floor Second Island Place Island Place Nos. 57-61 Tanner Road North Point Hong Kong	3,600,000	36.66	1,319,760
67.	Flat G on 6th Floor Third Island Place Island Place Nos. 57-61 Tanner Road North Point Hong Kong	3,600,000	36.66	1,319,760
68.	Flat A on 4th Floor, Flat C on 4th Floor, Flat C on 5th Floor, Flat A on 6th Floor, Flat C on 6th Floor, Flat A on 7th Floor and Flat C on 7th Floor Manifold Court Nos. 36-46 Pokfulam Road Western District Hong Kong	8,800,000	100	8,800,000
69.	Flat B on 29th Floor Banyan Mansion Harbour View Garden No. 24 Taikoo Wan Road Taikoo Shing Quarry Bay Hong Kong	5,400,000	100	5,400,000
70.	Units A and B on 23rd Floor Yue Hing Building No. 103 Hennessy Road Wanchai Hong Kong	4,300,000	36.66	1,576,380

No.	Property	Capital Value in existing state as at 31st October, 2001 *(HK$)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(HK$)*
71.	Flat F on 10th Floor Tower 1 Covent Garden No. 88 Ma Tin Road Yuen Long New Territories	2,600,000	100	2,600,000
	Sub-total of the Capital Values of the Property Interests in Hong Kong:	1,589,200,000		1,548,585,900

Property Interests held by the Group in Macau

Group I — Property Interests held For Sale

No.	Property	Capital Value in existing state as at 31st October, 2001 *(MOP)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(MOP)*
72.	Avenida da Amizade Zape Quarterirao 6 Lot J Macau	175,000,000	25	43,750,000

Group II — Property Interests held Under Development

Nil

Group III — Property Interests held For Future Development

No.	Property	Capital Value in existing state as at 31st October, 2001 *(MOP)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(MOP)*
73.	Site at the Junction of No. 1-2-5 A. da Artur Tamagninl Barbosa and Nos. 2-4 A. da Conselheiro Borja Macau	1,800,000	50	900,000

Group IV — Property Interests held For Investment

No.	Property	Capital Value in existing state as at 31st October, 2001 *(MOP)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(MOP)*
74.	Nos. 113-115 Rua de Francisco Xavier Pereira and No. 2 Rua Da Uniao (except Flats 1A, 1B and 4C) Macau	16,000,000	100	16,000,000

Group V — Property Interests held For Self-occupation

No.	Property	Capital Value in existing state as at 31st October, 2001 *(MOP)*	Interest attributable to the Group *(%)*	Capital Value attributable to the Group as at 31st October, 2001 *(MOP)*
75.	Unit H on Ground Floor of No. 57A Avenida Ouvidor Arriaga Flats E and F on 13th Floor of Block A Flat D on 13th Floor of Block B Yue Xiu Garden at the junction of Avenida Ouvidor Arriaga and Rua de Francisco Xavier Pereira Macau	2,900,000	100	2,900,000
	Sub-total of the Capital Values of the Property Interests in Macau:	195,700,000		63,550,000

Property Interests held by the Group in Singapore

Group I — Property Interests held For Sale

Nil

Group II — Property Interests held Under Development

Nil

Group III — Property Interests held For Future Development

Nil

Group IV — Property Interests held For Investment

No.	Property	Capital Value in existing state as at 31st October, 2001 (S$)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (S$)
76.	20 Malacca Street #07-00 Malacca Centre Singapore 048979	1,820,000	100	1,820,000
77.	20 Malacca Street #09-00 Malacca Centre Singapore 048979	1,560,000	100	1,560,000
78.	20 Malacca Street #10-00 Malacca Centre Singapore 048979	1,820,000	100	1,820,000
79.	20 Malacca Street #14-00 Malacca Centre Singapore 048979	1,560,000	100	1,560,000

Gropup V — Property Interest held for Self-occupation

No.	Property	Capital Value in existing state as at 31st October, 2001 (S$)	Interest attributable to the Group (%)	Capital Value attributable to the Group as at 31st October, 2001 (S$)
80.	20 Malacca Street #16-00 Malacca Centre Singapore 048979	1,820,000	100	1,820,000
	Sub-total of the Capital Values of the Property Interests in Singapore:	8,580,000		8,580,000
	Total Attributable Value of the Property Interests in the PRC:			**RMB3,484,100,118**
	Total Attributable Value of the Property Interests in Hong Kong:			**HK$1,548,585,900**
	Total Attributable Value of the Property Interests in Macau:			**MOP63,550,000**
	Total Attributable Value of the Property Interests in Singapore:			**S$8,580,000**

VALUATION CERTIFICATE

Property Interests held by the Group in the PRC

For Property details of Property Numbered 1 to 36 of Group I to Group IV, please refer to Appendix VII (Property Numbered 1 to 36)

Group V — Property Interests held For Self-occupation

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
37.	Guangzhou Cement Plant, No. 148 Xi Wan Road, Bai Yun District, Guangzhou, PRC	The property comprises certain buildings and structures ("Buildings") for the purposes of cement production covering a land area of about 252,424.42 square metres. The Buildings comprise 98 buildings of a total gross floor area of approximately 64,454.46 square metres together with various structures erected on the cement plant. The major buildings and structures include the cement mill workshops, gypsum warehouses, clinker silo, raw material silo, central control room, pump stations, piers, conveying structure, cable tunnels, pits and tanks. The buildings and structures were completed in various stages between 1956 and 1999. The property is held for an undefined term.	The property is occupied by the Group for manufacturing of cement.	73,000,000 (49% interest attributable to the Group: RMB35,770,000)

Notes:

i. According to eleven Real Estate Ownership Certificates 穗房地証字第 262960,262962, 262966, 262967, 262976, 262978, 262979, 262981, 262985, 262986 and 0278564 granted in favour of 廣州水泥廠, the ownership of some buildings of the property with a total gross floor area of 23,179.81 square metres is vested in Guangzhou Cement Factory.

ii. The above valuation reflects only the depreciated replacement cost of the Buildings and land value is not included due to its non-assignable nature.

iii. In our valuation, we have assumed that the owner of the property is able to obtain the title certificate for the area not covered by the current real estate ownership certificates without additional payment.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
38.	Zhujiang Cement Plant, Chenshan, Bai Yun District, Guangzhou, PRC	The property comprises certain buildings and structures ("Buildings") for the purposes of cement production covering a land area of about 200,623 square metres. The Buildings comprise 110 buildings with a total gross floor area of approximately 109,092.65 square metres together with various structures erected on the cement plant. The major buildings and structures include the cement mill workshops, gypsum warehouses, clinker silo, raw material silo, central control room, pump stations, mine, piers, conveying structure, cable tunnels, pits and tanks. The buildings and structures were completed in various stages between 1988 and 2000. The property is held for an undefined term.	The property is occupied by the Group for manufacturing of cement.	250,000,000 (49.7% interest attributable to the Group: RMB124,250,000)

Notes:

i. According to three State-owned Land Use Rights Certificates 花國用(2000)字第 05411226, 05411227, 05411228 and two Real Estate Ownership Certificates 粵房地証字第 2001894 and 2001900 granted in favour of 廣州市珠江水泥有限公司, the land use rights of portion of the subject land with an area of 200,623 square metres and 47 buildings/structures of the property with a total gross floor area of 84,869.35 square metres are held by Guangzhou Zhujiang Cement Co., Ltd. (廣州市珠江水泥有限公司).

ii. The above valuation reflects only the depreciated replacement cost of the Buildings and land value is not included due to its non-assignable nature.

iii. In our valuation, we have assumed that the owner of the property is able to obtain the title certificate for the area not covered by the current real estate ownership certificates without additional payment.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. Guangzhou Zhujiang Cement Co., Ltd. (廣州市珠江水泥有限公司) has already obtained a land use rights certificate and real estate ownership certificate.

   b. Due to the above, Guangzhou Zhujiang Cement Co., Ltd. has legally obtained the respective title certificates and is able to use the land and to own the buildings legally.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
39.	Guangzhou Pulp & Paper Mill, No. 40 Guang Zhi Road, Hai Zhu District, Guangzhou, PRC	The property comprises certain buildings and structures ("Buildings") for the purposes of paper production covering a land area of about 533,980.25 square metres. The Buildings comprise 312 buildings with a total gross floor area of approximately 240,365.22 square metres together with various structures erected on the plant. The major buildings and structures include the paper mill workshops, warehouses, storage yard, power house, central control room, pump stations, water treatment plant rooms, piers, conveying structure, chimney, pits and tanks. The buildings and structures were completed in various stages between 1936 and 2000. The property is partly held for a term of 50 years for industrial purposes commencing on either the date of land use rights certificate or Construction Land Use Approval while major part of it is held under an undefined term.	The property is occupied by the Group for manufacturing of paper.	440,000,000 (51% interest attributable to the Group: RMB224,400,000)

Notes:

i. According to two sets of Land Use Rights Grant Contract entered into between the Land Administration Bureau of Guangzhou and Guangzhou Paper Mill (廣州造紙廠) on between 30th December, 1993 and 30th July, 1997 and three sets of Construction Land Use Approval issued by the Land Administration Bureau of Guangzhou in between 1994 and 1997, portion of the subject land with an area of 19,604 square metres was granted to Guangzhou Paper Mill for industrial use for a term of 50 years commencing from the date of the Construction Land Use Permit.

ii. According to 85 Real Estate Ownership Certificates, certain buildings/structures of the Buildings with a total gross floor area of 107,150.87 square metres is held by Guangzhou Paper Mill.

iii. The above valuation reflects only the depreciated replacement cost of the Buildings and land value is not included due to the interest in land not injected into the joint venture company ie Guangzhou Paper Limited.

iv. In our valuation, we have assumed that the owner of the property is able to obtain the title certificate for the area not covered by the current real estate ownership certificates without additional payment.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. According to the real estate ownership certificates, the buildings are owned by Guangzhou Paper Mill and the land use rights has not injected into the joint venture company. Therefore Guangzhou Paper Limited (廣州造紙有限公司) does not hold the land use rights.

   b. Upon completion of the legal procedures, Guangzhou Paper Limited can obtain the ownership of the Buildings.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
40.	Yuesang Cement-Concrete Mix Plant No. 22 South Section of Shangyong Cun, Off Guangzhou Main Road, Guangzhou, PRC	The property comprises certain buildings and structures ("Buildings") of concrete batching plants covering a land area of about 5,336.00 square metres. The Buildings comprise 3 buildings of a total gross floor area of approximately 729.12 square metres together with various structures erected on the plant. The major buildings and structures include the office, weighbridge, concrete paving, pits and fence wall. The buildings and structures were completed in 1995 and 1999. The property is held under a Land Use Agreement for a term of 20 years commencing on 1st November, 1994.	The property is occupied by the Group for office and manufacturing of cement-concrete.	1,230,000 (63% interest attributable to the Group: RMB774,900)

Notes:

i. Pursuant to two sets of Land Use Agreement (有償使用土地協議書) dated either 25th July, 1994 and 1st September, 1994, portion of the subject land with an area of 5,256 square metres is leased to 廣東粵生混凝土有限公司 for a term of 20 years commencing on 1st November, 1994.

ii. Pursuant to a Supplement Agreement dated 13th August, 1997, the remaining portion of the subject land with an area of 80 square metres is leased to 廣東粵生混凝土有限公司.

iii. The above valuation reflects only the depreciated replacement cost of the Buildings and land value is not significant due to its nature of tenure.

iv. In the course of our valuation, we have assumed that the above Land Use Agreement is a legal binding contract and Yuesang Cement-Concrete Mix Plant is the legal owner of the Buildings.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
41.	Yuequn Cement-Concrete Mix Plant No. 22 South Section of Shangyong Cun, Off Guangzhou Main Road, Guangzhou, PRC	The property comprises certain buildings and structures ("Buildings") of concrete batching plants covering a land area of about 2,580.00 square metres. The Buildings comprise 5 buildings of a total gross floor area of approximately 1,776.15 square metres together with various structures erected on the plant. The major buildings and structures include the concrete batching workshops, warehouses, storage yard, central control room, offices, pits and tanks. The buildings and structures were completed mainly in 1999. The property is held under a Land Use Agreement for a term of 42 years commencing on 1st July, 1994.	The property is occupied by the Group for manufacturing of cement-concrete.	3,120,000 (63% interest attributable to the Group: RMB1,965,000)

Notes:

i. Pursuant to a Land Use Agreement (有償使用土地協議書) dated 3rd December, 1995 and a Supplement Agreement dated 13th August, 1997, the subject land with an area of 2,580 square metres is leased to 廣東粵群混凝土有限公司 for a term of 42 years commencing on 1st July, 1994.

ii. The above valuation reflects only the depreciated replacement cost of the Buildings and land value is not significant due to its nature of tenure.

iii. In the course of our valuation, we have assumed that the above Land Use Agreement is a legal binding contract and Yuequn Cement-Concrete Mix Plant is the legal owner of the Buildings.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
42.	Unit B2 on Level 3 Tower 9 Xiangdu Garden Shahekou District Dalian PRC	The property comprises a residential unit within a building completed in 1993. The gross floor area of the property is 115 square metres. See note ii. for land use rights term.	The property is currently occupied as staff quarter.	400,000 (51% interest attributable to the Group: RMB204,000)

Notes:

i. Pursuant to the Agreement for Sale and Purchase dated 14th June, 1994, the property is acquired by Prefect Base Development Limited.

ii. We have assumed that the property is held for a term of 70 years commencing from the date of Land Use Rights Certificate to be issued. The above mentioned period is by reference to the relevant land use regulations.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
43.	Unit C and D Level 9 and Carparking Space No. 15 of Huayuan Building Huayuan Xin Cun Binhai Main Road Haikou City Hainan PRC	The property comprises two residential units within a building completed in 1992 and an outdoor carparking space within the same development. The gross floor areas of the two residential units of the property property are as follows: **Unit** — **Gross Floor Area** 9C — 133.71 sq.m. 9D — 167.58 sq.m. Total — 301.29 sq.m. See note ii. for land use rights term.	The property is currently occupied as staff quarter.	250,000 (30.6% interest attributable to the Group: RMB76,500)

Notes:

i. Pursuant to three sets of Agreement for Sale and Purchase dated 20th June, 1992, the property is acquired by Star Noble Enterprises Limited.

ii. We have assumed that the property is held for a term of 70 years commencing from the date of Land Use Rights Certificate to be issued. The above mentioned period is by reference to the relevant land use regulations.

Property Interests held by the Group in Hong Kong

Group I — Property Interests held For Sale

NIL

Group II — Property Interests held Under-development

NIL

Group III — Property Interests held For Future Development

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
44.	Inland Lot No. 8840 Wah Fu Road Pokfulam Hong Kong	The property comprises an island site having a registered site area of 1,995.10 square metres. It is planned for a residential development with a total gross floor area of 7,702.19 square metres. In addition, a total of 30 carparking spaces and a resident's club shall be provided within the proposed development. As at the valuation date, foundation work of the development is being carried out. The property is held under Particulars and Conditions of Exchange for a term of 50 years commencing on 29th May, 1999 at an annual Government rent equal to 3% of the rateable value of the property from time to time.	The property is being developed.	185,000,000 (100% interest attributable to the Group: HK$185,000,000)

Notes:

i. The registered owner of the property is Better Wealth Development Limited.

ii. The Government Lease of the property contains the following material development conditions:

a. The total gross floor area of any building or buildings erected or to be erected on the property shall not be less than 4,625 square metres and shall not exceed 7,707 square metres.

b. No part of any building or other structure erected or to be erected on the property together with any addition or fitting (if any) to such building or structure may exceed the aggregate height of 490 metres above the Hong Kong Principal Datum

iii. The site falls within an area zoned "Commercial/Residential" (C/R) under Pok Fu Lam Outline Zoning Plan No.S/H10/11 dated 24th August, 2001 ("OZP Plan").

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
45.	No. 419K Queen's Road West Western District Hong Kong	The property comprises a site (Class A) in rectangular shape which has a registered site area of approximately 556.90 square metres (5,995 square feet). The site has a frontage of about 45 feet 4 inches toward Queen's Road West and another frontage of same width toward Sai On Lane. The depth of site is about 140 feet. The property is held under a Government Lease for a term of 999 years commencing from 16th November, 1864. The annual ground rent for the whole of Section A of Marine Lot No.205 is $118 per annum.	The property is a vacant site.	82,000,000 (100% interest attributable to the Group: HK$82,000,000)

Notes:

i. The registered owner of the property is Crown Smart Investment Limited vide Memorial No. 6098780 dated 25th July, 1994.

ii. The Government Lease of the property contains the following material development conditions:

a. Messuage or tenement, Messuages or tenements, shall be of the same rate of building, elevation, character and description and shall front and range in an uniform manger with the messuages or tenements in the same street, and the whole to be done to the satisfaction of the surveyors of Her said Majestic, Her Heirs, Successors or Assigns.

b. Executors, Administrators and Assigns or any other person or persons shall not nor will, during the continuance of this demise, use, exercise or follow, in or upon the said premises or any part thereof, the trade or business of a brazer, Slaughterman, Soap-maker, Sugar-baker, Fellmonger Melter of tallow, Oilman, Butcher, Distiller, Victualler or Tavern-keeper, Blacksmith, Nightman, Scavenger or any or either of them or any other noisy, noisome or offensive trade or business whatever, without the previous license of her said Majesty, her Heirs, Successors or Assigns, Signified by the Governor of the said Colony of Hong Kong, or other person duly authorized on that behalf.

iii. The site falls within an area zoned "Commercial/Residential" (C/R) under Sai Ying Pun & Sheung Wan Outline Zoning Plan No.S/H3/13 dated 30th November, 1999 ("OZP Plan"). As stated in the Column one (Uses always permitted) of the Schedule in Commercial/ Residential Section of Explanatory Note of the OZP Plan, uses such as retail shop, domestic flat, office, restaurant, hotel, service apartment, etc. are permitted as of right on any floor of a building within this zone.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 HK$
46.	Section B of Yau Tong Inland Lot No. 4 Tung Yuen Street Yau Tong Hong Kong	The property comprises a site (Class A) in rectangular shape which has a registered site area of approximately 5,437.89 square metres (58,533.45 square feet). The property is held under Conditions of Sales No. 9408 for a term of 99 years commencing on 1st July, 1989. It was statutorily extended to 30th June, 2047 with a condition of annual rent payment assessed by 3% of the rateable value.	As at the date of inspection, the property was occupied by a related company of the Company as a cement plant.	298,000,000 (100% interest attributable to the Group: HK$298,000,000)

Notes:

i. The registered owner of the property is Charm Smart Development Limited vide Memorial No. 5990841 dated 9th April, 1994.

ii. With reference to Conditions of Sales No. 9408, the major development conditions of the subject lot are extracted as below:

Condition 2 (a):	"...... shall be used only for industrial and/or godown purpose ......"
Condition 2 (b):	"No Building shall be erected on the lot except a factory and/or a warehouse, ancillary office and such quarters ......"
Condition 9:	"No part of any structure to be erected on the lot shall exceed a height of 100 feet above the colony principal datum."

iii. In a modification letter registered in the Land Registry by Memorial No. 5872233 on 21st December, 1993, the permissible total gross floor area of any building or buildings erected or to be erected on the lot shall not exceed 43,503 square metres.

iv. The property falls within an area zoned "Comprehensive Development Area" (CDA at Ko Fai Road) under Yau Tong and Lei Yue Mun Outlined Zoning Plan No. S/K15/13 dated 24th August, 2001.

v. In our valuation, we have assessed the land value of the property subject to the following assumptions:-

1. The property shall be allowed to build a commercial/residential development.

2. The maximum plot ratio of the property shall not less than 6, based on the maximum plot ratio permitted for development sites situated at the vicinity and zoned Residential (Group E).

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
47.	The Remaining Portion of Section 89 of Lot No. 4433 and the Remaining Portion of Section 90 of Lot No. 4433 in Demarcation District 51 On Kui Street On Lok Tsuen Fanling New Territories	The property comprises two adjoining agricultural lots spanning on between On Kiu Street and On Chuen Street with a total land area of approximately 18,530 square feet which are broken down as follows: S. 89 RP: 9,420 sq. ft. S. 90 RP: 9,110 sq. ft. The subject lot is held for a term expiring on 30th June, 2047 at a Government rent based on 3% of the rateable value of the property from time to time.	The property is currently vacant.	4,000,000 (38.5% interest attributable to the Group: HK$1,540,000)

Note:

The registered owner of the property is Shine Bonus International Limited

Group IV — Property Interests held For Investment

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
48.	Carparking Spaces on the 1st Floor to the 4th Floor Seabright Plaza Nos. 9-23 Shell Street North Point Hong Kong	The property comprises all carparking spaces on the 1st floor to the 4th floor of a 29-storey office building. The property was completed in April 1992. The property occupies a total floor area of approximately 3,342 square metres which accommodates 69 carparking spaces as shown on the registered car park layout plan. The property is held under a Government Lease for a term of 75 years commencing from 25th August, 1919 renewable for a further term of 75 years. The current ground rent for the subject lot sections is $152 per annum.	The property was occupied by Elsburg Limited (a wholly-owned subsidiary of the Company) for carparking business. According to the information provided by the Group, the total rental income from the property between January and October of 2001 was approximately HK$1,450,000.	26,600,000 (100% interest attributable to the Group: HK$26,600,000)

Notes:

i. With reference to three registered documents namely, the Redevelopment Agreement dated 27th January, 1989, the Deed of Exchange dated 1st February, 1991 and the Deed of Mutual Covenant and Grant and Management Agreement dated 1st February, 1991, the property is owned by Veven Developments Limited which is a wholly owned subsidiary of the Company.

ii. Pursuant to an Agreement for Sale and Purchase dated 20th March, 1992, Veven Developments Limited transferred its entire interest in the property to Elsburg Limited which is a wholly-owned subsidiary of the Group. As confirmed by the Group, the current owner of the property is Elsburg Limited.

iii. As further confirmed by the instructing party, the property is currently owned by the Elsburg Limited.

iv. As advised by the Company, a maximum of 74 private cars can be parked within the property.

v. The property is subject to a mortgage in favour of the China and South Sea Bank, Limited vide memorial no. 7970817 dated 28th February, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
49.	Shops on 1st Floor, 2nd Floor and 3rd Floor (excluding Flat Roof thereof), and offices on the 5th Floor and the 10th Floor Yue Hing Building No. 103 Hennessy Road Wanchai Hong Kong	The property comprises 3 retail floors and 2 office floors within a 24-storey commercial building with shops on the Ground Floor to the 3rd Floor and offices on the 4th Floors to the 23rd Floor. The property was completed in 1995. The total gross floor area (GFA) and saleable floor area (SFA) of the property are approximately 929 square metres and 692 square metres respectively, which comprises the following:	1st, 2nd, 5th and 10th floor of the property is subject to 4 individual tenancies for terms of 2 to 3 years expiring on between 7th October 2002 and 14th December, 2004 at a total monthly rent of HK$214,627 exclusive of rates and management fees.	41,000,000 (100% interest attributable to the Group: HK$41,000,000)

Floor	Use	GFA *(sq.m.)*	SFA *(sq.m.)*
1	Comm.	215	157
2	Comm.	215	157
3	Comm.	215	157
5	Office	142	111
10	Office	142	111
	Total:	929	693

The property is held under three Government leases for terms of 99 years all commencing from 25th May, 1929 renewable for further terms of 99 years.

Notes:

i. The registered owner of the property is Fundscope Development Limited.

ii. The property is subject to a mortgage in favour of the China and South Sea Bank, Limited vide Memorial No. 7970815 dated 28th December, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
50.	Shops Nos. G01 and G02 on Upper Ground Floor, Shop Nos. 102 to 105, 107, 109, 117, 119, 122, 131, 156 and 157 on the 1st Floor Oriental 188 Shopping Centre Kwong Sang Hong Building Blocks C and D No. 188 Wanchai Road Wanchai Hong Kong	The property comprises 2 shops on Upper Ground Floor and 12 shops on the 1st Floor within a 4-level shopping arcade of a 26-storey commercial/residential building with carparking spaces on Ground Floor. The property was completed in April 1980. The total gross floor area of the property is approximately 279 square metres. The property is held under two Government Leases both for a term of 999 years commencing on 11th October, 1859. The current total ground rent for the subject lot sections is $384 per annum.	The property (except Shop Nos. 122 and 156) is subject to various tenancy agreements for terms of 1 to 3 years expiring on between 16th April, 2002 and 15th April, 2004 at a total monthly rent of HK$186,800, exclusive of rates and management fees. Shop Nos. 122 and 156 are occupied by the existing tenants pursuant to two expired tenancies at a total monthly rent of HK$34,000.	26,500,000 (100% interest attributable to the Group: HK$26,500,000)

Notes:

i. The registered owner of the property is Jumbo Good Development Limited registered vide Memorial No. 6651127 dated 16th May, 1996.

ii. The property is subject to a mortgage in favour of the China and South Sea Bank, Limited vide Memorial No. 7970816 dated 28th December, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
51.	Basements 1, 2 & 3 and Ground Floor to the 3rd Floor Yue Xiu Plaza Nos. 1-7 King Fuk Street & Nos. 3-23 Ning Yuen Street San Po Kong Kowloon	The property comprises Ground Floor and 1st to 3rd Floor of a 5-level commercial podium and a 3-level carparking basement built underneath two residential towers of 19 to 20-storey high. The property was completed in 1995. Level 1 to Level 4 of the commercial podium is decorated as a shopping arcade and is internally sub-divided into various retail shops having a total gross floor area of 9,744.61 square metres. In addition, a total of 129 private car parking spaces and 14 lorry parking spaces in Basement 1, 2 and 3. The property is held under Condition of Exchange No. 12196 for a term expiring on 30th June, 2047. The current ground rent payable for the subject lot up to 30th June, 1997 is $600 per annum. Thereafter an amount equal to three percent of the rateable value of the lot shall be payable.	The carparking spaces in Basement 1, 2 and 3 are let on either monthly or hourly basis. According to the information provided by the Group, the total rental income from the carparking spaces in between January and October of 2001 was approximately HK$4,600,000. Portion of the shopping arcade with a total gross floor area of 8,924.47 square metres was subject to various individual tenancies at total monthly rent of HK$1,288,748 exclusive of rates and management fee.	350,000,000 (100% interest attributable to the Group: HK$350,000,000)

Notes:

i. The registered owner of the property is Merry Growth Development Limited which is a wholly-owned subsidiary of the Company.

ii. The property is subject to a legal charge in favour of the China State Bank Limited vide memorial no. 7853703 dated 28th July, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 HK$
52.	The 4th Floor Yue Xiu Plaza No. 9 Ning Yuen Street San Po Kong Kowloon	The property comprises the 4th floor of a 5-level commercial podium built underneath two residential towers of 19 to 20-storey. The property was completed in 1995. The total saleable floor areas of the property are approximately 1,063 square metres (11,445 square feet) plus a flat roof of 729 square metres (7,852 square feet). The property is held under Condition of Exchange No. 12196 for a term of years expiring on 30th June, 2047. The current ground rent payable for the subject lot up to 30th June, 1997 is $600 per annum and thereafter an amount equal to three percent of the then rateable value of the lot.	The property is subject to a tenancy agreement for a term of 8 years from 16th November, 1995 to 15th November, 2003 at a current monthly rent of approximately HK180,000, exclusive of rates and management fee.	35,000,000 (100% interest attributable to the Group: HK$35,000,000)

Notes:

i. The registered owner of the 4th Floor including its flat roof is Smart Rise Development Limited which is a wholly-owned subsidiary of the Company registered vide Memorial No. 6456846 dated 16th October, 1995.

ii. The property is subject to a legal charge in favour of the China State Bank Limited vide memorial no. 7853705 dated 28th July, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
53.	Kam Po Court Tsing Tai Road Tai Lam New Territories	The property comprises two blocks of 2-storey residential apartments erected on a common ground floor carport. Each residential block accommodates 4 domestic units with 2 domestic units per floor. The property was completed in 1974. The property has a registered site area of approximately 1,437 square metres (15,470 square feet). The total gross floor area of the property is approximately 854 square metres (9,188 square feet) which includes the balcony area of approximately 43 square metres (464 square feet). The total saleable floor area of the property is approximately 818 square metres (8,800 square feet). The property is held under New Grant No. 1935 for a term of 99 years less the last three days commencing on 1st July, 1898. It was statutorily extended to 30th June, 2047 with a condition of annual rent payment assessed by 3% of the rateable value.	The property is currently vacant.	16,700,000 (100% interest attributable to the Group: HK$16,700,000)

Notes:

i. The registered owner is Viclong Company Limited which is a wholly-owned subsidiary of the Company registered vide Memorial No. 318458 dated 9th December, 1987.

ii. The property is subject to a mortgage in favour of the China and South Sea Bank, Limited vide Memorial No. 935729 dated 28th December, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
54.	Tsuen Wan International Centre (except Units 3B, 3C and D, 5/F, 9/F, 20/F, 21/F, 22/F and 29/F) Nos. 58-70 Wang Lung Street Tsuen Wan New Territories	The property comprises industrial spaces, carparking spaces and loading/unloading area within a 29-storey industrial building completed in 1994. The gross floor area of the property is approximately 36,676 square metres (394,781 square feet) including ground floor workshop area of approximately 1,635 square metres (17,599 square feet). Details as follows: The 1st Floor and the 2nd Floor provide 31 carparking spaces, 24 lorry parking spaces and 7 container parking spaces. The headrooms of Ground Floor and the 1st Floor of the property are approximately 19.00 feet. The headroom of the 2nd Floor is approximately 16.40 feet whilst the headrooms of upper floors are approximately 15.00 feet. The loading capacity of each floor is approximately 270 lbs. per square foot. The property is held under New Grant Nos. 3810 and 3845 for terms of 99 years less the three days from 1st July, 1898. It was statutorily extended to 30th June, 2047 with an annual rent based on 3% of the rateable value of the property from time to time.	Portion of the property with a total gross floor area of 32,666 square metres is subject to various individual tenancies with a total monthly rent of approximately HK$1,327,815. The carparking spaces of the property are leased out on monthly or hourly basis. According to the information provided, the total rental income from the carparking spaces in between January and October of 2001 was approximately HK$2,350,000.	294,000,000 (89.5% interest attributable to the Group: HK$263,130,000)

Note:

i. The registered owner of the property is Raybeach Investment Limited.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *HK$*
55.	Lung Wah International Godown Nos. 72-76 Wang Lung Street Tsuen Wan New Territories	The property comprises a 24-storey godown building with carparking spaces and loading/ unloading area on ground floor and godown spaces on the 1st Floor to the 23rd Floor. The property was completed in August 1992.	The property is subject to 3 tenancy agreements with a total monthly rent of approximately HK$577,219 exclusive of rates and management fee.	153,000,000 (100% interest attributable to the Group: HK$153,000,000)

The godown spaces of the building have a total gross floor area of approximately 23,544 square metres (253,431 square feet) (excluding flat roof and roof). Details as follows:

Floor	Saleable Floor Area *(sq.m.)*
G/F	1,408
1/F - 2/F	2,755
3/F - 12/F	9,319
13/F - 23/F	10,062
Total:	23,544

The Ground Floor of the property has headroom of approximately 18.50 feet and a loading capacity of 400 lbs. per square foot whilst the 1st Floor and the 2nd Floor have headrooms of approximately 15.33 feet and loading capacities of 250 lbs. per square foot.

The 3rd Floor to the 12th Floor of the property have headrooms of approximately 15.58 feet and loading capacities of 250 lbs. per square foot whilst the 13th Floor to the 23rd Floor have headrooms of approximately 13.08 feet and loading capacities of 200 lbs. per square foot.

The property provides 12 private carparking spaces and 12 lorry parking spaces on the Ground Floor.

The property is held under New Grant No. 4736 for a term of 99 years less the three days from 1st July, 1898. It was statutorily extended to 30th June, 2047 with a condition of annual rent payment assessed by 3% of the rateable value.

Notes:

i. The registered owner of the property is Front Riches Limited which is a wholly-owned subsidiary of the Company.

ii. The property is subject to a mortgage in favour of the China and South Sea Bank, Limited vide Memorial No. 1329339 dated 28th December, 1999.

Group V — Property Interests held For Self-occupation

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
56.	Flat A on 19th Floor of Block 1 City Garden Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential unit within a 26-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the property are approximately 896 sq.ft. and 794 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,412.	The property is occupied by the Company as staff quarters.	3,000,000 (100% interest attributable to the Group: HK$3,000,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6157575 dated 28th October, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
57.	Flat B on 22nd Floor of Block 1 City Garden Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential unit within a 26-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the subject property are approximately 896 sq.ft. and 794 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,160.	The property is occupied by the Company as staff quarters.	3,000,000 (100% interest attributable to the Group: HK$3,000,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6102733 dated 9th August, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
58.	Flat B on 25th Floor of Block 1 City Garden, Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential unit within a 26-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the subject property are approximately 896 sq.ft. and 794 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,160.	The property is occupied by the Company as staff quarters.	3,000,000 (100% interest attributable to the Group: HK$3,000,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6094221 dated 27th July, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
59.	Flat A on 11th Floor of Block 3 City Garden Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential unit within a 26-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the property are approximately 896 sq.ft. and 794 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,268.	The property is occupied by the Company as staff quarters.	3,000,000 (100% interest attributable to the Group: HK$3,000,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6121443 dated 8th September, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
60.	Flat E on the 20th Floor of Block 5 City Garden Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential unit within a 27-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the property are approximately 1,010 sq.ft. and 900 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,592.	The property is occupied by the Company as staff quarters.	3,400,000 (100% interest attributable to the Group: HK$3,400,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6101461 dated 9th August, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
61.	Flat B on 6th Floor of Block 6 City Garden Nos. 231-233 Electric Road North Point Hong Kong	The property comprises a residential units within a 27-storey residential block standing above a recreational level and 3 carparking basement levels of a private residential estate. The property was completed in 1983. The gross floor area and saleable floor area of the property are approximately 1,010 sq.ft. and 900 sq.ft. respectively. The subject lot is held under Conditions of Exchange No. 11652 for a term of 75 years and renewable for a further term of 75 years commencing on 31st August, 1914. The annual Government Rent payable for the property is HK$2,664.	The property is occupied by the Company as staff quarters.	3,400,000 (100% interest attributable to the Group: HK$3,400,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6097119 dated 27th July, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
62.	Flat C on 33rd Floor of Sung Fung Court Harbour Heights No. 3 Fook Yum Road North Point Hong Kong	The property comprises a residential unit within a 40-storey residential building of a residential development. The property was completed in 1988. The gross floor area and saleable floor area of the subject property are approximately 717 sq.ft. and 620 sq.ft. respectively. Portion of the subject lots is held under various Government Leases for terms of 999 years commencing on 24th February, 1896 whilst the remaining portion of the subject lots is held under a Government Leases for a term of 75 years commencing on 31st August, 1903 and renewable for a further term of 75 years. The annual Government Rent payable for the property is HK$424.	The property is occupied by the Company as staff quarters.	2,700,000 (100% interest attributable to the Group: HK$2,700,000)

Note:

The registered owner of the property is Jamsin Limited vide memorial no. 6230971 dated 10th February, 1995.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
63.	Flat A on 1st Floor (including the Flat Roof thereof), Flat B on 5th Floor, Flat B on 6th Floor, Flat B on 7th Floor, Flat B on 8th Floor, Flat B on 10th Floor, Flat B on 11th Floor, Flat B on 12th Floor Wing Shun Mansion No. 9 Kin Wah Street North Point Hong Kong	The property comprises a total of 8 residential units within a 24-storey residential building completed 1993. The total gross floor area and the total saleable floor area of the property are approximately 4,560 sq.ft. (plus flat roof area of 665 sq.ft.) and 3,520 sq.ft. (plus flat roof area of 665 sq.ft.) respectively. The subject lot is held under a Government Lease for a term of 75 years renewable for a further term of 75 years commencing on 13th February, 1922.	The property is occupied by the Company as staff quarters.	12,300,000 (100% interest attributable to the Group: HK$12,300,000)

Note:

The registered owner of the property is Guangzhou Investment Company Limited vide memorial nos. 5755523, 5755524, 5755525 and 5757769 all dated 16th July, 1993.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
64.	Units A to G on 28th Floor Seabright Plaza Nos. 9-23 Shell Street North Point Hong Kong	The property comprises all the office units on 28th Floor of a 29-storey office building completed in 1992. The lowest five levels of the subject building is designated for commercial and carparking uses. The total gross floor area of the property is approximately 6,441 sq.ft.. The subject lot is held under a Government Lease for a term of 75 years renewable for a further term of 75 years commencing on 25th August, 1919. The annual Government rent of the subject lots is HK$152.	The property is occupied by the Group as offices.	12,900,000 (100% interest attributable to the Group: HK$12,900,000)

Note:

The registered owner of the property is Elsburg Limited.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
65.	Flat G on 22nd Floor Block 5 Tanner Garden No. 18 Tanner Road North Point Hong Kong	The property comprises a residential unit within a 27-storey residential building completed in 1991. The gross floor area and the saleable floor area of the property are approximately 633 sq.ft. and 540 sq.ft. respectively. The subject lot is held under a Government Lease for a term of years expiring on 29th September 2038. The total annual Government rent of the subject lot is HK$3,548,322.	The property is currently vacant.	2,400,000 (36.66% interest attributable to the Group: HK$879,840)

Note:

The registered owner of the property is Smart Top Enterprises Ltd.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
66.	Flat A on 10th Floor Second Island Place Island Place Nos. 57-61 Tanner Road North Point Hong Kong	The property comprises a residential units within a 36-storey residential building all completed in 1996. The gross floor area of the property is approximately 945 sq.ft.. The subject lot is held under three Government Leases all for a term of 99 years renewable for a further term of 99 years commencing on 25th May, 1929. The total annual Government rent of the subject lots is HK$30.	The property is currently vacant.	3,600,000 (36.66% interest attributable to the Group: HK$1,319,760)

Note:

The registered owner of the property is Smart Top Enterprises Ltd.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
67.	Flat G on 6th Floor Third Island Place Island Place Nos. 57-61 Tanner Road North Point Hong Kong	The property comprises a residential units within a 37-storey residential building all completed in 1996. The gross floor area of the property is approximately 996 sq.ft.. The subject lot is held under three Government Leases all for a term of 99 years renewable for a further term of 99 years commencing on 25th May, 1929. The total annual Government rent of the subject lots is HK$30.	The property is currently vacant.	3,600,000 (36.66% interest attributable to the Group: HK$1,319,760)

Note:

The registered owner of the property is Smart Top Enterprises Ltd.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
68.	Flat A on 4th Floor, Flat C on 4th Floor, Flat C on 5th Floor, Flat A on 6th Floor, Flat C on 6th Floor, Flat A on 7th Floor, Flat C on 7th Floor Manifold Court Nos. 36-46 Pokfulam Road Western District Hong Kong	The property comprises a total of 7 residential units within a 24-storey residential building completed 1991. The total gross floor area and the total saleable floor area of the property are approximately 4,042 sq.ft. and 2,849 sq.ft. respectively. The subject lot is held under a Government Lease for a term of 999 years commencing on 25th June, 1861.	The property is occupied by the Company as staff quarters.	8,800,000 (100% interest attributable to the Group: HK$8,800,000)

Note:

The registered owner of the property is Guangzhou Investment Company Limited vide memorial no. 5959189 dated 25th February, 1994.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
69.	Flat B on 29th Floor Banyan Mansion Harbour View Garden No. 24 Taikoo Wan Road Taikoo Shing Quarry Bay Hong Kong	The property comprises a residential unit within a 31-storey residential building of a private residential development. The property was completed in about 1983. The gross floor area and saleable floor area of the subject property are approximately 1,132 sq.ft. and 1,016 sq.ft. respectively. The subject lots are held under various Government Leases all for a term of 999 years commencing on 18th April, 1900. The total annual Government Rent payable for the subject lot is HK$16,206.	The property is occupied by the Company as staff quarters.	5,400,000 (100% interest attributable to the Group: HK$5,400,000)

Notes:

i. The registered owner of the property is Jamsin Limited vide memorial no. 7602363 dated 15th October, 1998.

ii. The property is subject to a Mortgage in favour of Citibank, N. A. vide memorial no. 7676166 dated 29th January, 1999.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 (HK$)
70.	Units A and B on 23rd Floor Yue Hing Building No. 103 Hennessy Road Wanchai Hong Kong	The property comprises all the office units on 23rd Floor of a 24-storey office building completed 1995. the lowest three levels of the subject building is designated for commercial uses. The total gross floor area of the property is approximately 1,533 sq.ft.. The subject lot is held under three Government Leases all for a term of 99 years renewable for a further term of 99 years commencing on 25th May, 1929. The total annual Government rent of the subject lots is HK$30.	The property is occupied by the Company as office.	4,300,000 (36.66% interest attributable to the Group: HK$1,576,380)

Note:

The registered owner of the property is Smart Top Enterprises Ltd.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *(HK$)*
71.	Flat F on 10th Floor Tower 1 Covent Garden No. 88 Ma Tin Road Yuen Long New Territories	The property comprises a residential unit within a 12-storey residential building completed in 1998. The gross floor area and the saleable floor area of the property are approximately 1,078 sq.ft. and 815 sq.ft. respectively. The subject lot is held under a Government Leases for a term expiring on 30th June, 2047. The annual Government rent of the property is 3% of its rateable value from time to time.	The property is occupied by the Company as staff quarters.	2,600,000 (36.66% interest attributable to the Group: HK$953,160)

Note:

The registered owner of the property is Smart Top Enterprises Ltd.

Property Interests held by the Group in Macau

Group I — Property Interests held For Sale

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *MOP*
72.	Avenida da Amizade Zape Quarterirao 6 Lot J Macau	The property comprises a site with an area of 1,636 square metres situated opposite to Mandarin Oriental Hotel on which an 18-storey commercial building plus a 3-storey car parking basement was built. As advised, it is substantially completed. The total gross floor area of the property is 23,676 square metres (254,859.23 square feet) which comprises the following: **Floor** / **Use** / **G.F.A.** *(sq.m)* Basement 1-3 / Car Park / 4,524 G/F-5/F / Retail / 8,373 6/F-17/F / Office / 10,779 Total: 23,676 The property is held for a term of 25 years commencing from 27th April, 1994 and may extend to 19th December, 2049 under the Sino-Portuguese Joint Declaration on the Question of Macau.	As at the date of inspection, the property was vacant.	175,000,000 (25% interest attributable to the Group: MOP43,750,000)

Notes:

i. In accordance with a government notice namely, "土地工務運輸政務司批示 39/SATOP/94", the subject site with an area of about 1,636 square metres is granted to 致利建業有限公司.

ii. With reference to an acquisition agreement dated 10th August, 1994 made between 梁樹森、黃煜香 (Party A), who declared themselves the holder of 50% interest of 新致利建業有限公司 and 高度發展(澳門)有限公司 (Party B) which is a wholly-owned subsidiary of the Company , Party A agreed to transfer 25% interest of 新致利建業有限公司 to Party B. Hence, the Company holds a 25% interest in the property.

Group II — Property Interests held Under-Development

Nil

Group III — Property Interests held For Future Development

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *MOP*
73.	Site at the junction of No. 1-2-5, A. da Artur Tamagninl Barbosa and Nos. 2-4 A. da Conselheiro borja Macau	The property comprises a site with an area of approximately 117 square metres (1,259 square feet) on which a single-storey structure is erected. The property is held for a term of 20 years commencing on 26th May, 1981 and the term shall be extended to 19th December, 2049 under the Sino-Portuguese Joint Declaration on the Question of Macau.	As at the date of inspection, the property was vacant.	1,800,000 (50% interest attributable to the Group: MOP900,000)

Notes:

i. As specified in the four sets of land registration document all dated 4th January, 1993 and issued by the Macau Government, the property is equally held by Si Tou Nam Wa and Leong Chong Kao.

ii. With reference to an Agreement for Sale and Purchase dated 24th March, 1993, Si Tou Nam Wa and Leong Chong Kao as represent by (信托建築置業投資有限公司) agreed to sell their entire interest in the property to Companhia de Fomento Predial Yue Xiu (Macau), Limitada which is a wholly-owned subsidiary of the Company.

iii. As revealed by a joint venture agreement dated 24th March, 1993, Companhia de Fomento Predial Yue Xiu (Macau), Limitada is for the propose of the aforesaid transaction, acting as the representative of a joint venture consortium composed of Companhia de Fomento Predial Yue Xiu (Macau), Limitada. Nan Fang Real Estate Enterprise Company Limited (南方房地產實業有限公司) and The First International Investment Development Company Limited (第一國際投資發展有限公司) with shareholding proportions of 50%, 30% and 20% respectively. Hence, the Company holds a 50% interest in the property.

iv. Our valuation has been made on the assumption that the existing strips of government land between the traffic road and the property shall be used for road widening. With reference to the prevailing development controls from the relevant authority of the Macau Government, we assumed that a 4-storey commercial/residential building can be built on the property.

Group IV — Property Interests held For Investment

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *MOP*
74.	Nos. 113-115 Rua de Francisco Xavier Pereira and No. 2 Rua Da Uniao (except Flat 1A, 1B and 4C) Macau	The property comprises 3 shops (including a basement unit and cocklofts thereof) on the Ground Floor and 12 residential units on the 1st Floor to the 5th Floor of a 7-storey commercial / residential building plus a basement level erected on a site with an area of approximately 221 square metres (2,378.84 square feet). The building was completed in 1998.	The shops on the basement, ground floor and cockloft are subject to various tenancies at a total monthly rent of HK$26,500 plus MOP37,000, exclusive of rates and management fees.	16,000,000 (100% interest attributable to the Group: MOP16,000,000)

The total gross floor area (GFA) and saleable floor area (SFA) of the property are approximately 1,853.8 square metres (19,954.08 square feet) and 1,472.27 square metres (15,848 square feet) respectively, which comprises the followings:

Unit	G.F.A. *(sq.m.)*	S.F.A. *(sq.m.)*
Shop A	319.5	103.4
Plus Basement thereof		206.8
Shop B	193.5	40.6
Shop B Cockloft		143.7
Shop C	154.8	53.1
Shop C Cockloft		94.3
12 Residential units	1,186.0	829.37
Total:	1,853.8	1,472.27

As advised by the Company, the property is held under freehold interest.

Notes:

i. As specified in seven sets of land registration document all dated 30th July, 1993 issued by the Macau Government, a portion of the subject site with an area of 180 square metres (1,937.52 square feet) is held by Companhia De Fomento Predial Yue Xiu (Macau), Limiteada which is a wholly owned subsidiary of the Company.

ii. As advised by the Group, the remaining portion of the subject site having an area of 41 square metres has been acquired by the Owner from the Macau Government during the course of the building construction. Our valuation has been made on the assumptions that the Owner has obtained freehold interest in the subject site having a total area of 221 square metres.

Group V — Property Interests held For Self-occupation

No.	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 31st October, 2001 *MOP*
75.	Unit H on Ground Floor of No. 57A Avenida Ouvidor Arriaga Flats E and F on 13th Floor of Block A Flat D on 13th Floor of Block B Yue Xiu Garden at the junction of Avenida Ouvidor Arriaga and Rua de Francisco Xavier Pereira Macau	The property comprises a ground floor shop and three residential units within a 39-storey residential building completed in 1990. The total gross floor area of the property is approximately 4,668 sq.ft. including the ground floor shop area of approximately 580 sq.ft. The ground floor shop currently has an extension at its back with an area of approximately 325 sq.ft. and a self-constructed cockloft with an area of approximately 300 sq.ft.. The property is held for a term of 25 years commencing on 25th March, 1968 and the term has been extended to 19th December, 2049 by virtue of the Sino-Portuguese Joint Declaration. subject lot is held under a Government Lease for a term of 75 years renewable for a further term of 75 years commencing on 25th August, 1919.	The shop unit of the property is occupied by the Group as offices and the residential units are occupied by the Group as staff quarters.	2,900,000 (100% interest attributable to the Group: MOP2,900,000)

Note:

The registered owner of the property is Companhia de Fomento Predial Yue Xiu (Macau), Limitada

Property Interests held by the Group in Singapore

Group I — Property Interests held for Sale

Nil

Group II — Property Interests held Under-Development

Nil

Group III — Property Interests held for Future Development

Nil

Group IV — Property Interest held for Investment

No.	Property	Description and Tenure	Particulars of Occupancy	Capital Value in existing state as at 31st October, 2001 *(S$)*
76.	20 Malacca Street #07-00 Malacca Centre Singapore 048979	The property comprises an office unit together with a mezzanine level thereto within a 16-storey office building. The subject building has been built more than 10 years ago. According to the information provided by the Company, the total gross floor area of the property is 2,142 square feet. The subject lot namely Lot 420 of Town Subdivision 1 on which the subject building is erected is held under a tenure of 999 years. The subject building falls within the provisions of the Land Titles (Strata) Act by virtue of which strata-titles are given it.	The property is leased to a tenant at a monthly rent of S$4,191.89 for a term of 2 years commencing on 1st April, 2000.	1,820,000 100% interest attributable to the Group: S$1,820,000

Note:

The registered owner of the property is Jumbo King Development Limited.

No.	Property	Description and Tenure	Particulars of Occupancy	Capital Value in existing state as at 31st October, 2001 (S$)
77.	20 Malacca Street #09-00 Malacca Centre Singapore 048979	The property comprises an office unit together with a mezzanine level thereto within a 16-storey office building. The subject building has been built more than 10 years ago. According to the information provided by the Company, the total gross floor area of the property is 1,830 square feet. The subject lot namely Lot 420 of Town Subdivision 1 on which the subject building is erected is held under a tenure of 999 years. The subject building falls within the provisions of the Land Titles (Strata) Act by virtue of which strata-titles are given it.	The property is leased to a tenant at a monthly rent of S$7,488 for a term of 2 years commencing on 1st November, 2000.	1,560,000 100% interest attributable to the Group: S$1,560,000

Note:

The registered owner of the property is Jumbo King Development Limited.

No.	Property	Description and Tenure	Particulars of Occupancy	Capital Value in existing state as at 31st October, 2001 (S$)
78.	20 Malacca Street #10-00 Malacca Centre Singapore 048979	The property comprises an office unit together with a mezzanine level thereto within a 16-storey office building. The subject building has been built more than 10 years ago. According to the information provided by the Company, the total gross floor area of the property is 2,142 square feet. The subject lot namely Lot 420 of Town Subdivision 1 on which the subject building is erected is held under a tenure of 999 years. The subject building falls within the provisions of the Land Titles (Strata) Act by virtue of which strata-titles are given it.	The property is leased to a tenant at a monthly rent of S$4,038 for a term of 2 years commencing on 17th September, 2000.	1,820,000 100% interest attributable to the Group: S$1,820,000

Note:

The registered owner of the property is Jumbo King Development Limited.

No.	Property	Description and Tenure	Particulars of Occupancy	Capital Value in existing state as at 31st October, 2001 (S$)
79.	20 Malacca Street #14-00 Malacca Centre Singapore 048979	The property comprises an office unit together with a mezzanine level thereto within a 16-storey office building. The subject building has been built more than 10 years ago. According to the information provided by the Company, the total gross floor area of the property is 1,830 square feet. The subject lot namely Lot 420 of Town Subdivision 1 on which the subject building is erected is held under a tenure of 999 years. The subject building falls within the provisions of the Land Titles (Strata) Act by virtue of which strata-titles are given it.	The property was vacant as at the valuation date.	1,560,000 100% interest attributable to the Group: S$1,560,000

Note:

The registered owner of the property is Jumbo King Development Limited.

Group V — Property Interests held for Self-occupation

No.	Property	Description and Tenure	Particulars of Occupancy	Capital Value in existing state as at 31st October, 2001 (S$)
80.	20 Malacca Street #16-00 Malacca Centre Singapore 048979	The property comprises an office unit together with a mezzanine level thereto within a 16-storey office building. The subject building has been built more than 10 years ago. According to the information provided by the Company, the total gross floor area of the property is 2,142 square feet. The subject lot namely Lot 420 of Town Subdivision 1 on which the subject building is erected is held under a tenure of 999 years. The subject building falls within the provisions of the Land Titles (Strata) Act by virtue of which strata-titles are given it.	The property is partly occupied by the Group as offices and partly leased to a tenant at a monthly rent of S$2,000 for a term of 2 years commencing on 15th May, 2000.	1,820,000 100% interest attributable to the Group: S$1,820,000

Note:

The registered owner of the property is Jumbo King Development Limited.

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

31st December, 2001

The Directors
Guangzhou Investment Company Limited
24/F, Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions to value certain property interests of Guangzhou Construction & Development Holdings (China) Limited (城市建設開發集團(中國)有限公司) (referred to as "Guangzhou Construction BVI") in the People's Republic of China (the "PRC"). We confirm that we have carried out inspections, made relevant enquires and obtained such further information as we consider necessary for the purpose of providing the capital values of such property interests as at 31st October, 2001 (referred to as the "valuation date").

This letter which forms part of our valuation report explains the basis and methodology of valuation, and clarifies our assumptions made, titleship of properties and the limiting conditions.

BASIS OF VALUATION

The valuation of such property interests is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

VALUATION METHODOLOGY

Unless stated as otherwise, all property interests are valued by the comparison method where comparison based on prices realised or market prices of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Similar approach is applied to valuation of land for development where land comparables were analysed and adjusted for application in the valuation. However, the residual method of valuation was used as a counter-check of the results derived from direct comparison method. In principle, the residual method is to estimate the present capital value of the future development and to deduct therefrom the cost of all the works and other expenses necessary to put the property into the state to command such value and an allowance for developer's risks.

In arriving at our valuations for those properties under development, we have taken into account the development costs already expended on the appraised properties. The capital value when completed represents our estimate of the open market value of the completed development as at the valuation date.

In undertaking our valuation for the property interests which are held for future development, we have considered their development or redevelopment potential.

Where properties are let to the parties outside Guangzhou Construction BVI, the amount of rent payable on the valuation date was capitalized for the residue period of the lease. Full market rent was applied for capitalization after the current lease expired. The comparison method is also adopted to obtain the full market rental value.

ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the property interests on the open market in their existing states without the benefit of any deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangement which would serve to increase the value of the property interests.

As the properties are held under long term Land Use Rights, we have assumed that the owners of the property interests have free and uninterrupted rights to use or transfer the property interests for the whole of the unexpired term of the respective Land Use Rights. In our valuation, we have assumed that the property interests can be freely disposed of and transferred to third parties on the open market without any additional payment to the relevant government authorities. Unless stated as otherwise, vacant possession is assumed for the properties concerned.

For those properties of which the land use rights is granted by the government with land premium being paid by instalments, we have valued them on the basis that the purchasers will honour their contracts and settle the outstanding sums in accordance with the agreed payment terms so as to secure valid interests in the properties.

With regard to the properties under development, we have valued them on the assumption that they are developed in accordance with development proposals or building plans given to us. We have assumed that all consents, approvals and licenses from relevant government authorities for the properties under development have been granted.

Where the properties are held for future development, we have assumed that they will be developed or redeveloped immediately after successful site assembly, termination of existing tenancies, completion of negotiation with government or obtaining approval of building plans.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the site held by the owner or permitted to be occupied by the owner. In addition, we assumed that no encroachment or trespass exists, unless noted in the report.

No environment impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

Other special assumptions of each property, if any, have been stated out in the footnotes of the valuation certificate for the respective properties.

TITLESHIP INVESTIGATION

We have been provided with copies of legal documents regarding the properties under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the properties in the PRC.

In the course of our valuation, we have relied upon the legal opinions as stated in the property title report dated 31st December, 2001 given by Z & T Law Firm (referred to as the "PRC Lawyer") in relation to the legal title to and the nature of the land interests in the properties concerned.

Where, as disclosed in the relevant PRC legal opinion and set out in the respective footnotes in the valuation certificate, in respect of the some of the property interests of which further approvals and consents and further land premium remain outstanding, the valuation is based on the assumption that there is no major difficulty for Guangzhou Construction BVI or its subsidiaries to obtain such approvals and consents and that Guangzhou Construction BVI or its subsidiaries shall pay such further land premium accordingly.

All legal documents disclosed in this report, if any, are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this report.

LIMITING CONDITIONS

We have not carried out detailed site measurements to verify the correctness of the land or building areas in respect of the relevant properties but have assumed that the areas shown on the legal documents provided to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of all the properties included in the attached valuation certificates. However, no structural survey has been made and we are therefore unable to report as to whether the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for any property development. Our valuation is made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by Guangzhou Construction BVI, and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of those properties in which Guangzhou Construction BVI has valid interests. We have had no reason to doubt the truth and accuracy of the information provided to us by them. We were also advised by Guangzhou Construction BVI that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

No allowances have been made in our valuation for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

OPINION OF VALUE

The summary of valuation and the respective valuation certificates enclosed have already shown the capital values of each individual property interests.

REMARKS

All property interests are dominated in Renminbi (RMB). Where applicable, an exchange rate of HK$1 to RMB1.06 was adopted.

We enclose herewith the summary of valuation and the valuation certificates.

This valuation report is issued subject to our general service conditions.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED
K. K. Ip
BLE, MRICS, AHKIS, RPS (GP)
Managing Director

Note: Mr. K. K. Ip, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has substantial experience in valuation of properties in the PRC and Hong Kong since 1992.

SUMMARY OF VALUATION

Group I — Property Interests held For Sale

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
1.	Block 2-10 Tong De Garden Xi Cha Road Nos. 43-55 Tong Ya Nan Street Bai Yun District Guangzhou PRC	200,000	95	190,000
2.	Blocks A1-A6 Tong Yi Court Nos. 230-236 Xi Cha Road Nos. 5-19 Tong Xiang Street Bai Yun District Guangzhou PRC	2,000,000	95	1,900,000
3.	Blocks B1-B6 Tong Yi Court Nos. 27-43 Tong Xiang Street Bai Yun District Guangzhou PRC	5,500,000	95	5,225,000
4.	Blocks C1-C5 Tong Yi Court Nos. 20-34 Tong Xin Street Bai Yun District Guangzhou PRC	20,000,000	95	19,000,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
5.	Blocks D1-D3 Tong Yi Court Nos. 4-14 Tong Xin Street Bai Yun District Guangzhou PRC	10,000,000	95	9,500,000
6.	Block 2-6 Tong De Garden Xi Cha Road No. 121 Tong Ya Street Bai Yun District Guangzhou PRC	32,000,000	95	30,400,000
7.	Block 2-9 Tong De Garden Xi Cha Road No. 87 Tong Ya Dong Street Bai Yun District Guangzhou PRC	34,000,000	95	32,300,000
8.	Block 5-1 Tong De Garden No. 136 Tong Jing Street Bai Yun District Guangzhou PRC	120,000	95	114,000
9.	Block 2-7 Tong De Garden Xi Cha Road Nos. 115-117 Tong Ya Street Bai Yun District Guangzhou PRC	1,700,000	95	1,615,000

No.	Property	Capital value in existing state as at 31st October, 2001	Interest attributable to Guangzhou Construction BVI	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001
		RMB	*(%)*	*RMB*
10.	Block 2-8 Tong De Garden Xi Cha Road Nos. 3-9 Tong Ya Nan Street Bai Yun District Guangzhou PRC	4,000,000	95	3,800,000
11.	Block 16-2 (Yun Ya Court) No. 14 Yun Ying Street Yun Ying Garden Er Sha Dao Dong Shan District Guangzhou PRC	900,000	81.26	731,340
12.	Hua Cheng Yuan Da Tong Road Er Sha Dao Dong Shan District Guangzhou PRC	78,000,000	95	74,100,000
13.	Ju Long Ming Zhu Da Tong Road Er Sha Dao Dong Shan District Guangzhou PRC	2,000,000	95	1,900,000
14.	Jing Ya Garden Da Tong Road Er Sha Dao Dong Shan District Guangzhou PRC	78,000,000	95	74,100,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
15.	No. 104 Qing Shui Hao Dong Shan District Guangzhou PRC	670,000	95	636,500
16.	Zhi Dan Court No. 52 Zhi Dan Da Street Hai Zhu District Guangzhou PRC	33,000,000	95	31,350,000
17.	Block 8-4 Jiang Nan Phase IV Hai Zhu District Guangzhou PRC	560,000	95	532,000
18.	Chi Gang D Hai Zhu District Guangzhou PRC	4,800,000	95	4,560,000
19.	Nan Kang Court No. 19 Zhi Yu Da Street Jiang Nan Estate Hai Zhu District Guangzhou PRC	300,000	95	285,000
20.	Ke Yi Ming Ting Bao Gang Da Road Xing Tan Da Street Hai Zhu District Guangzhou PRC	15,600,000	95	14,820,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
21.	Block C Huiya Mansion No. 255 Tian He Bei Road Tian He District Guangzhou PRC	5,100,000	95	4,845,000
22.	Tian Hui Court Nos. 12-24 Tian He Dong Road Tian He District Guangzhou PRC	73,000,000	95	69,350,000
23.	Block A Hui Ya Mansion No. 251 Tian He Bei Road Tian He District Guangzhou PRC	3,800,000	81.26	3,087,880
24.	Block B Hui Ya Mansion No. 253 Tian He Bei Road Tian He District Guangzhou PRC	1,400,000	81.26	1,137,640
25.	Lu Ting Yuan Ti Yu Cun Composite Building Tian He Bei Street Tian He District Guangzhou PRC	7,000,000	95	6,650,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
26.	M-15 Ming Ya Court No. 3 Hua Xiao Street Tian He District Guangzhou PRC	10,000,000	95	9,500,000
27.	M-14 Ming Ya Mansion No. 103 Hua Yang Street Tian He District Guangzhou PRC	730,000	95	693,500
28.	Tian Xiang Court Nos. 2-3 Tian Qiang Road Tian He District Guangzhou PRC	700,000	95	665,000
29.	Xi Ya Court Nos. 127-131 Ti Yu Xi Road Tian He District Guangzhou PRC	2,500,000	95	2,375,000
30.	Romantic Garden Zhu Jiang Estate E-1-4 Tian He District Guangzhou PRC	248,600,000	95	236,170,000
31.	Area A of Glade Village Cong Hua Guangzhou PRC	16,100,000	95	15,295,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
32.	Huang Shi Garden 5-1 & 2 Bai Yun District Guangzhou PRC	61,400,000	15	9,210,000
		For details of Property Numbered 32, please refer to Appendix VII (Property Numbered 3)		
33.	Phase I of Springland Garden Block 12 and Block 13 Zhung Tou Residential District Gong Ye Main Road Hai Zhu District Guangzhou PRC	31,000,000	23.50	7,285,000
		For details of Property Numbered 33, please refer to Appendix VII (Property Numbered 6)		
34.	Galaxy City Zhu Jiang Estate E2-1 and E2-2 Tian He District Guangzhou PRC	1,550,000,000	15	232,500,000
		For details of Property Numbered 34, please refer to Appendix VII (Property Numbered 8)		
35.	Jinhui Complex Tian He Southern Residential 1-1, 2 and 3 Tian He District Guangzhou PRC	203,000,000	15	30,450,000
		For details of Property Numbered 35, please refer to Appendix VII (Property Numbered 7)		
	Sub-total:	2,537,680,000		936,272,860

Group II — Property Interests held Under Development

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
36.	Tong De Garden Phase II Western Land Lots Bai Yun District Guangzhou PRC	237,000,000	95	225,150,000
37.	Hong Cheng Garden Er Sha Dao Zone 17 Dong Shan District Guangzhou PRC	260,000,000	95	247,000,000
38.	Bingjiangdong Project Hai Zhu District Guangzhou PRC	85,000,000	81.26	69,071,000
39.	Commercial District Zone 2 Tian He District Guangzhou PRC	510,000,000	95	484,500,000
40.	Ming Ya Mansion Phase II M2-3 Tian He District Guangzhou PRC	88,000,000	95	83,600,000
41.	Tian He Northern Residential No. 3-17 Tian He District Guangzhou PRC	23,000,000	95	21,850,000
42.	Zhu Jiang Estate E-1-1 Tian He District Guangzhou PRC	158,000,000	81.26	128,390,800

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
43.	Yin Feng International Building Nos. 116-118 Ti Yu Dong Road Tian He District Guangzhou PRC	300,000,000	95	285,000,000
44.	Area 3-11 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	24,000,000 For details of Property Numbered 44, please refer to Appendix VII (Property Numbered 10)	15	3,600,000
45.	Area 1-10 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	110,000,000 For details of Property Numbered 45, please refer to Appendix VII (Property Numbered 11)	15	16,500,000
46.	Tian He Rail Station East - Commercial Plaza Tai He District Guangzhou PRC	750,000,000 For details of Property Numbered 46, please refer to Appendix VII (Property Numbered 12)	15	112,500,000
47.	Yue Xiu Plaza Xin Kai Road Xi Gang District Dalian PRC	181,000,000 For details of Property Numbered 47, please refer to Appendix VII (Property Numbered 15)	15	27,150,000
	Sub-total:	2,726,000,000		1,704,311,800

Group III — Property Interests held for Future Development

No.	Property	Capital value in existing state as at 31st October, 2001	Interest attributable to Guangzhou Construction BVI	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001
		RMB	*(%)*	*RMB*
48.	Fuhai Garden Tong De Wei Bai Yun District Guangzhou PRC	126,000,000	95	119,700,000
49.	Heng Sha Development Zone No. 11 Bai Yun District Guangzhou PRC	81,000,000	95	76,950,000
50.	San Yuan Li Residential Project San Yuan Li Bai Yun District Guangzhou PRC	21,000,000	95	19,950,000
51.	Qingshuihao Block B Dong Shan District Guangzhou PRC	44,000,000	81.26	35,754,400
52.	Area 7 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	81,000,000	95	76,950,000
53.	Development Land of Jiang Nan Xin Yuan No. 40 Xin Gang Xi Road Haizhu District Guangzhou PRC	480,000,000	95	456,000,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
54.	Hongcheng Retail Place Commercial District Zone 1 Tian He District Guangzhou PRC	1,210,000,000	95	1,149,500,000
55.	Commercial District Zone 7 Tian He District Guangzhou PRC	170,000,000	95	161,500,000
56.	Area 12-1 Hui Ya Mansion Tian He District Guangzhou PRC	400,000,000	81.26	325,040,000
57.	Area 12-5 Hui Ya Mansion Tian He District Guangzhou PRC	240,000,000	95	228,000,000
58.	M2-5 & 6 Ming Ya Mansion Phase II Tian He District Guangzhou PRC	132,000,000	95	125,400,000
59.	Horse Racing Court East Project Tian He District Guangzhou PRC	96,000,000	95	91,200,000
60.	Land Parcel of Glade Village Cong Hua Guangzhou PRC	155,000,000	95	147,250,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
61.	Development Land Parcel at Guang Long Management District Nansha Economic Technical Development Zone Panyu Guangzhou PRC	947,000,000	95	899,650,000
62.	Area 1-9 Huang Shi Garden Bai Yun District Guangzhou PRC	43,000,000	15	6,450,000
		For details of Property Numbered 62, please refer to Appendix VII (Property Numbered 16)		
63.	Area 1-10 Huang Shi Garden Bai Yun District Guangzhou PRC	25,000,000	15	3,750,000
		For details of Property Numbered 63, please refer to Appendix VII (Property Numbered 17)		
64.	Area 5-3 Huang Shi Garden Bai Yun District Guangzhou PRC	22,000,000	15	3,300,000
		For details of Property Numbered 64, please refer to Appendix VII (Property Numbered 18)		
65.	Er Sha Dao Zone 4 Dong Shan District Guangzhou PRC	143,000,000	15	21,450,000
		For details of Property Numbered 65, please refer to Appendix VII (Property Numbered 19)		
66.	Er Sha Dao Zone 10 Dong Shan District Guangzhou PRC	68,000,000	15	10,200,000
		For details of Property Numbered 66, please refer to Appendix VII (Property Numbered 20)		

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
67.	Chi Gang Qiao Western Area 1, 2, 3 Hai Zhu District Guangzhou PRC	158,000,000	15	23,700,000
		For details of Property Numbered 67, please refer to Appendix VII (Property Numbered 24)		
68.	Chi Gang Qiao Western Area 4, 5 Hai Zhu District Guangzhou PRC	78,000,000	15	11,700,000
		For details of Property Numbered 68, please refer to Appendix VII (Property Numbered 25)		
69.	Area 1, 4 Jiang Nan Estate Phase IV Hai Zhu District Guangzhou PRC	235,000,000	15	35,250,000
		For details of Property Numbered 69, please refer to Appendix VII (Property Numbered 26)		
70.	Phase II & Ill of Springland Garden Zhuang Tou Residential District Gong Ye Main Road Hai Zhu District Guangzhou PRC	881,000,000	23.50	207,035,000
		For details of Property Numbered 70, please refer to Appendix VII (Property Numbered 27)		
71.	Area E-3-11, E-3-3, E-4-1, E-4-3, E-6-2 Zhu Jiang Estate Tian He District Guangzhou PRC	836,000,000	15	125,400,000
		For details of Property Numbered 71, please refer to Appendix VII (Property Numbered 29)		
72.	Land Lot No. N4 Junction of Dong Feng Road and Jie Fang Bei Road Yue Xiu District Guangzhou PRC	116,000,000	15	17,400,000
		For details of Property Numbered 72, please refer to Appendix VII (Property Numbered 30)		
	Sub-total:	6,788,000,000		4,378,479,400

Group IV — Property Interests held for Self-Occupation or Investment

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
73.	Shops in Blocks 1-2, 5 Tong De Garden Xi Cha Road Nos. 2-74 Tong Ya Bei Street Bai Yun District Guangzhou PRC	1,200,000	95	1,140,000
74.	Shops in Blocks 2-3, 4, 5 Tong De Garden Xi Cha Road Tong Ya Bei Street Bai Yun District Guangzhou PRC	11,200,000	95	10,640,000
75.	Shops in Blocks 4-11, 12 Tong De Garden Bai Yun District Guangzhou PRC	5,200,000	95	4,940,000
76.	Level 1 of Blocks 4-3, 4, 5, 6 Tong De Garden Nos. 121-155 Tong Jing Street Tong Jing Xi Street Bai Yun District Guangzhou PRC	12,000,000	95	11,400,000
77.	Shops in Blocks 1-7, 9 Tong De Garden Xi Cha Road Bai Yun District Guangzhou PRC	16,000,000	95	15,200,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
78.	Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street Bai Yun District Guangzhou PRC	197,000,000	75	147,750,000
79.	Levels 1 and 2 of Blocks 6-11, 12 Guang Yuan Xin Cun Junction of Jing Tai Zhi Street and Guang Yuan Zhong Road Bai Yun District Guangzhou PRC	7,000,000	95	6,650,000
80.	Rooms 701, 801, 901 in South Wing and Room 901 in North Wing Li Heng Building East of Bai Yun Airport Bai Yun District Guangzhou PRC	1,300,000	95	1,235,000
81.	Level 1 of Block 1 and Levels 1 and 2 of Blocks 12, 14 Luo Chong Wei Bai Yun District Guangzhou PRC	12,000,000	95	11,400,000
82.	Level 1 and Level 2 of Blocks 1-1, 2 Huang Shi Garden Bai Yun District Guangzhou PRC	9,800,000	95	9,310,000
83.	International School Er Sha Dao Zone 11 Dong Shan District Guangzhou PRC	30,000,000	95	28,500,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
84.	Cheng Zhong Building No. 42 Ba Chi Er Ma Road Dong Shan District Guangzhou PRC	43,000,000	95	40,850,000
85.	Level 1 of Block 4-5 Shui Yin Gang Dong Shan District Guangzhou PRC	2,000,000	95	1,900,000
86.	Level 1 Nos. 165-171 De Zheng Zhong Road Dong Shan District Guangzhou PRC	2,000,000	95	1,900,000
87.	Basement carpark Er Sha Dao Zone 15 Dong Shan District Guangzhou PRC	29,000,000	95	27,550,000
88.	Level 1 Nos. 100-104 Qing Shui Hao Dong Shan District Guangzhou PRC	7,800,000	95	7,410,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
89.	Nan Feng Shopping Centre G1, 2, F1, 2, H1, 4 Jiang Nan Estate Phase I Nos. 148 154 Jiangnan Da Road Zhong Hai Zhu District Guangzhou PRC	110,000,000	95	104,500,000
90.	Level 1 of Blocks 5-1, 2 Ke Yi Ming Ting Xing Tan Da Street Hai Zhu District Guangzhou PRC	2,500,000	95	2,375,000
91.	Blocks 7-1, 2, 3 Jiang Nan Estate Phase IV Nos. 1-5 Xing Tan Da Street Hai Zhu District Guangzhou PRC	8,300,000	95	7,885,000
92.	Levels 1, 2 and Basement Block 7-12 Nan Kang Court Jiang Nan Estate Phase IV Bao Gang Da Road Hai Zhu District Guangzhou PRC	38,000,000	95	36,100,000
93.	Block 9-2 Jiang Nan Estate Phase IV 9-2 No. 35 Zi Yu Da Street Jiang Nan Xi Road Hai Zhu District Guangzhou PRC	30,000,000	95	28,500,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
94.	Block C Jiang Nan Estate Phase I No. 74-76 Jiang Nan Da Road Zhong Hou Street Hai Zhu District Guangzhou PRC	1,600,000	95	1,520,000
95.	Level 1 of Block 14 Yan Zi Gang No. 483 Jiang Nan Da Road Hai Zhu District Guangzhou PRC	10,000,000	95	9,500,000
96.	Carpark at Basement Levels 1 and 2 Ke Yi Ming Ting No. 6 Xing Tan Da Street Hai Zhu District Guangzhou PRC	37,800,000	95	35,910,000
97.	Levels 1 and 2 of Block 2-9 Jiang Nan Estate Phase III No. 63 Jiang Nan Xi Road Hai Zhu District Guangzhou PRC	25,000,000	95	23,750,000
98.	Blocks 5-1, 2 Jiang Nan Estate Phase III No. 8-14 Zi Yu Da Street Hai Zhu District Guangzhou PRC	4,000,000	95	3,800,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
99.	Level 1 of Block 5-7 Jiang Nan Estate Phase III No. 7 Zi Yu Da Street Hai Zhu District Guangzhou PRC	1,000,000	95	950,000
100.	Levels 1 to 3 of Blocks 2-11, 2-12 Jiang Nan Estate Phase IV Xing Yuan Da Street Hai Zhu District Guangzhou PRC	50,000,000	95	47,500,000
101.	City Development Plaza No. 189 Ti Yu Xi Road Tian He District Guangzhou PRC	780,000,000	95	741,000,000
102.	Lu Hu Building (Hua Qiao Hotel) No. 123 Lu Jing Road Lake Lu Tian He District Guangzhou PRC	52,000,000	95	49,400,000
103.	Hong Fa Building Tian He Nan Er Road Tian He District Guangzhou PRC	188,000,000	81.26	152,768,800
104.	Basement Carpark Block M2-4 Ming Ya Court Phase II Tian He District Guangzhou PRC	30,000,000	95	28,500,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
105.	Level 1 to Level 8 Cheng Zhong Decoration Building No. 3 Tian He Bei Road Tian He District Guangzhou PRC	23,000,000	97.68	22,466,400
106.	Basement Carpark Block C Hui Ya Mansion Nos. 215-253 Tian He Bei Road Tian He District Guangzhou PRC	69,000,000	95	65,550,000
107.	Level 1 of Nos. 171-181 and Level 2 of Nos. 183-185 Ti Yu Xi Hang Street Tian He Southern Residential 4-32 Tian He District Guangzhou PRC	5,500,000	95	5,225,000
108.	Basement Carpark Ming Ya Manison No. 7 Hua Xiao Street Tian He District Guangzhou PRC	36,000,000	95	34,200,000
109.	Basement Levels 1 and 2 Tian Hui Court No. 18 Tian He Dong Road Tian He District Guangzhou PRC	17,100,000	95	16,245,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
110.	Composite Building and Carpark No. 111 Ti Yu Xi Heng Street Tian He Southern Residential 4-28 Tian He District Guangzhou PRC	44,000,000	95	41,800,000
111.	Levels 1, 2 and Basement Tian Xing Court No. 450 Tianhe Bei Road Tian He Northern Residential 6-1, 2 Tian He District Guangzhou PRC	65,000,000	95	61,750,000
112.	Block M37 Ming Ya Court Tian He District Guangzhou PRC	2,000,000	95	1,900,000
113.	Tian He Western Residential 1-3 No. 127 Tian He Xi Road Tian He District Guangzhou PRC	18,600,000	95	17,670,000
114.	Jia Sheng Shopping Centre Tian He Southern Residential 9-8, 9, 18, 19 Tian He District Guangzhou PRC	58,000,000	95	55,100,000
115.	Levels 1 and 2 Tian He Southern Residential 9-20 No. 19 Ti Yu Dong Heng Street Tian He District Guangzhou PRC	5,000,000	95	4,750,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Guangzhou Construction BVI *(%)*	Capital value attributable to Guangzhou Construction BVI as at 31st October, 2001 *RMB*
116.	Tian He Southern Residential 9-21 No. 3 Liu Yun Liu Street Tian He District Guangzhou PRC	2,700,000	95	2,565,000
117.	White Horse Commercial Building No. 16 Zhan Nan Road Yue Xiu District Guangzhou PRC	1,090,000,000	72.31	788,179,000
118.	Level 1 and Level 2 No. 55 Pan Fu Road Guangzhou PRC	6,000,000	72.316	4,338,960
	Sub-total:	3,196,600,000		2,723,473,160
	Grand total:	15,248,280,000		9,742,537,220

VALUATION CERTIFICATE

Property Interests held by Guangzhou Construction & Development Holdings (China) Limited

Group I — Property Interests held for Sale

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
1.	Block 2-10 Tong De Garden Xi Cha Road Nos. 43-55 Tong Ya Nan Street Bai Yun District Guangzhou The PRC	The property comprises 1 shop unit and certain spaces for other uses within a 9-storey building completed in December 1999. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** *Square metres* Shop 47 Others 616 Total: 663 The property is held for a term of 40 years for commercial purpose and 50 years for others purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	200,000 (95% interest attributable to Guangzhou Construction BVI: RMB190,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 40 years for commercial and 50 years for others purposes commencing on 6th April, 1995.

ii. As specified in a Pre-sale Permit No. 19990118 dated 26th April, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 26th April, 2001 to 26th April, 2002.

iii. As specified in an Agency Permit No. 20010039 dated 12th March, 2001 issued the by Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 3rd July, 2001.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
2.	Blocks A1-A6 Tong Yi Court Nos. 230-236 Xi Cha Road Nos. 5-19 Tong Xiang Street Bai Yun District Guangzhou The PRC	The property comprises 14 residential units within six 7-storey buildings completed in December 1999. The gross floor area of the property is approximately 654 square metres. The property is held for a term of 70 years for residential purposes, 40 years for commercial purposes and 50 years for other purposes commencing on 18th March, 1999.	As at the date of inspection, the property was vacant.	2,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,900,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1999, the property interest is granted to Guangzhou Construction for a term of 70 years for residential, 40 years for commercial and 50 years for others purposes commencing on 18th March, 1999.

ii. As specified in a Pre-sale Permit No. 20000035 dated 7th November, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to Guangzhou Construction, the property interest is allowed to be pre-sold during the period from 7th November, 2000 to 7th November, 2001.

iii. As specified in an Agency Permit No. 20010033 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to 廣州城建開發興業房地產中介有限公司, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 7th November, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
3.	Blocks B1-B6 Tong Yi Court Nos. 27-43 Tong Xiang Street Bai Yun District Guangzhou The PRC	The property comprises 20 residential units and 7 shop units within six 7-storey buildings completed in June 2000. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Residential: 1,236 Shop: 202 Total: 1,438 See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	5,500,000 (95% interest attributable to Guangzhou Construction BVI: RMB5,225,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate (廣州市房地產權屬証明書), the property interest is held by Guangzhou Construction.

ii. The property is held for a term of 70 years for residential use and 40 years for commercial use commencing on 18th March, 1999.

iii. Opinion of the PRC lawyer is summarized as follows:

  a. The property is held by Guangzhou Construction.

  b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
4.	Blocks C1-C5 Tong Yi Court Nos. 20-34 Tong Xin Street Bai Yun District Guangzhou The PRC	The property comprises 57 residential units within five 7-storey buildings completed in September 2000. The gross floor area of the property is approximately 5,178 square metres. The property is held for a term of 70 years for residential purposes commencing on 18th March, 1999.	As at the date of inspection, the property was vacant.	20,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB19,000,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1999, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 18th March, 1999.

ii. As specified in a Pre-sale Permit No. 20000197 dated 15th February, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 15th February, 2001 to 15th February, 2002.

iii. As specified in an Agency Permit No. 20010035 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 13th October, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
5.	Blocks D1-D3 Tong Yi Court Nos. 4-14 Tong Xin Street Bai Yun District Guangzhou The PRC	The property comprises 32 residential units within three 7-storey buildings completed in September 2000. The gross floor area of the property is approximately 2,560 square metres. The property is held for a term of 70 years for residential purposes commencing on 18th March, 1999.	As at the date of inspection, the property was vacant.	10,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB9,500,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1999, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 18th March, 1999.

ii. As specified in a Pre-sale Permit No. 20000227 dated 15th December, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 15th December, 2000 to 15th December, 2001.

iii. As specified in an Agency Permit No. 20010041 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 15th December, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
6.	Block 2-6 Tong De Garden Xi Cha Road No. 121 Tong Ya Street Bai Yun District Guangzhou The PRC	The property comprises 145 residential units within an 18-storey building completed in December 2000. The gross floor area of the property is approximately 10,404 square metres. The property is held for a term of 70 years for residential purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	32,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB30,400,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 6th April, 1995.

ii. As specified in a Pre-sale Permit No. 20000243 dated 26th December, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 26th December, 2000 to 26th December, 2001.

iii. As specified in an Agency Permit No. 20010038 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 26th December, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
7.	Block 2-9 Tong De Garden Xi Cha Road No. 8 Tong Ya Dong Street Bai Yun District Guangzhou The PRC	The property comprises 158 residential units within an 18-storey building completed in December 2000. The gross floor area of the property is approximately 11,063 square metres. The property is held for a term of 70 years for residential purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	34,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB32,300,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 6th April, 1995.

ii. As specified in a Pre-sale Permit No. 20010033 dated 20th February, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 20th February, 2001 to 20th February, 2002.

iii. As specified in an Agency Permit No. 20010037 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 20th February, 2002.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
8.	Block 5-1 Tong De Garden No. 136 Tong Jing Street Bai Yun District Guangzhou The PRC	The property comprises 1 residential unit within an 8-storey building completed in June 1994. The gross floor area of the property is approximately 51 square metres. The property is held for a term of 70 years for residential purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	120,000 (95% interest attributable to Guangzhou Construction BVI: RMB114,000)

Note:

As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
9.	Block 2-7 Tong De Garden Xi Cha Road Nos. 115-117 Tong Ya Street Bai Yun District Guangzhou The PRC	The property comprises 8 residential units within an 8-storey building completed in December 1999. The gross floor area of the property is approximately 613 square metres. The property is held for a term of 70 years for residential purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	1,700,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,615,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 6th April, 1995.

ii. As specified in a Pre-sale Permit No. 19990087 dated 3rd July, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to Guangzhou Construction, the property interest is allowed to be pre-sold during the period from 3rd July, 2000 to 3rd July, 2001.

iii. As specified in an Agency Permit No. 20010040 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to 廣州城建開發興業房地產中介有限公司, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 3rd July, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
10.	Block 2-8 Tong De Garden Xi Cha Road Nos. 3-9 Tong Ya Nan Street Bai Yun District Guangzhou The PRC	The property comprises 16 residential units within an 8-storey building completed in December 1999. The gross floor area of the property is approximately 1,404 square metres. The property is held for a term of 70 years for residential purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	4,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB3,800,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 6th April, 1995, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 6th April, 1995.

ii. As specified in a Pre-sale Permit No. 19990087 dated 3rd July, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to Guangzhou Construction, the property interest is allowed to be pre-sold during the period from 3rd July, 2000 to 3rd July, 2001.

iii. As specified in an Agency Permit No. 20010040 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau to 廣州城建開發興業房地產中介有限公司, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 3rd July, 2001.

iv. Opinion of the PRC lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
11.	Block 16-2 (Yun Ya Court) Yun Ying Garden No. 14 Yun Ying Street Er Sha Dao Dong Shan District Guangzhou The PRC	The property comprises 1 residential unit within a 3-storey building completed in December 1994. The gross floor area of the property is approximately 103 square metres. The property is held for a term of 70 years for residential purposes commencing on 19th May, 1995.	As at the date of inspection, the property was vacant.	900,000 *(81.26% interest attributable to Guangzhou Construction BVI: RMB731,340)*

Notes:

i. As specified in a Guangzhou Property Titleship Certificate (廣州市房地產權屬証明書), the property interest is held by 廣州宏城發展股份有限公司.

ii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by 廣州宏城發展股份有限公司.

b. 廣州宏城發展股份有限公司 has completed all relevant land grant procedures in securing valid land use rights of the property for a term of 70 years commencing on 19th May, 1995 and expiring on 19th May, 2065.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
12.	Hua Cheng Yuan Da Tong Road Er Sha Dao Dong Shan District Guangzhou The PRC	The property comprises 52 residential units and 27 carparking spaces completed in January 1995. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** *Square metres* Residential 7,864 Carpark 1,611 Total: 9,475 The property is held for a term of 70 years for residential purposes commencing on 24th September, 1993.	As at the date of inspection, the property was vacant.	78,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB74,100,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property is held by 廣州城威房產有限公司.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by 廣州城威房產有限公司.

   b. 廣州城威房產有限公司 has secured valid land use rights in the property for a term of 70 years for residential use commencing on 24th September, 1993.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
13.	Ju Long Ming Zhu Da Tong Road Er Sha Dao Dong Shan District Guangzhou The PRC	The property comprises 15 carparking spaces within a residential development completed in February 1995. The gross floor area of the property is approximately 197 square metres. The property is held for a term of 50 years for carparking purposes commencing on 26th January, 1998.	As at the date of inspection, the property was vacant.	2,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,900,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property is held by 廣州龍城房產有限公司.

ii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by 廣州龍城房產有限公司.

b. 廣州龍城房產有限公司 has secured valid land use right in the property for a term of 50 years for carparking purpose commencing on 26th January, 1998.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
14.	Jing Ya Garden Da Tong Road Er Sha Dao Dong Shan District Guangzhou The PRC	The property comprises 21 residential units and 20 carparking spaces completed in November 1995. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Residential: 4,355 Carpark: 250 Total: 4,605 The property is held for a term of 70 years for residential purposes commencing on 26th August, 1993.	As at the date of inspection, the property was vacant.	78,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB74,100,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property is held by 廣州龍城房產有限公司.

ii. Opinion of the PRC lawyer is summarized as follows:

  a. The property is held by 廣州龍城房產有限公司.

  b. 廣州龍城房產有限公司 has secured valid land use right in the property for a term of 70 years for residential use commencing on 26th August, 1993.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
15.	No. 104 Qing Shui Hao Dong Shan District Guangzhou The PRC	The property comprises 3 residential units within an 8-storey building completed in January 1997. The gross floor area of the property is approximately 128 square metres. The property is held for a term of 70 years for residential purposes commencing on 7th October, 1997.	As at the date of inspection, the property was vacant.	670,000 (95% interest attributable to Guangzhou Construction BVI: RMB636,500)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has secured valid land use right in the property for a term of 70 years for residential purpose commencing on 7th October, 1998.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
16.	Zhi Dan Court No. 52 Zhi Dan Da Street Hai Zhu District Guangzhou The PRC	The property comprises 65 residential units within a 23-storey building completed in June 2000. The gross floor area of the property is approximately 5,873 square metres. The property is held for a term of 70 years for residential purposes commencing on 30th August, 1999.	As at the date of inspection, the property was vacant.	33,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB31,350,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 30th August, 1999, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 30th August, 1999.

ii. As specified in a Pre-sale Permit No. 20000038 dated 7th November, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 7th November, 2000 to 7th November, 2001.

iii. As specified in an Agency Permit No. 20010045 dated 12th March, 2001 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th March, 2001 to 7th November, 2001.

iv. Opinion of the PRC Lawyer is summarized as follows:

Guangzhou Construction has secured valid land used rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
17.	Block 8-4 Jiang Nan Phase IV Hai Zhu District Guangzhou The PRC	The property comprises 2 residential units within an 8-storey building completed in December 1992. The gross floor area of the property is approximately 148 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	560,000 (95% interest attributable to Guangzhou Construction BVI: RMB532,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. The property is held for a term of 70 years for residential use commencing from 31st December, 1990.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
18.	Chi Gang D Hai Zhu District Guangzhou The PRC	The property comprises 28 residential units within a residential building completed in October 1992. The gross floor area of the property is approximately 1,607 square metres. The property is held for a term of 70 years for residential purposes expiring on 12th August, 2064.	As at the date of inspection, the property was vacant.	4,800,000 (95% interest attributable to Guangzhou Construction BVI: RMB4,560,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has secured valid land use rights in the property for a term of 70 years expiring on 12th August, 2064.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
19.	Nan Kan Court No. 19 Zhi Yu Da Street Jiang Nan Estate Hai Zhu District Guangzhou The PRC	The property comprises 1 residential unit within an 18-storey building completed in June 1995. The gross floor area of the property is approximately 94 square metres. See footnote (ii) for the land are right term.	As at the date of inspection, the property was vacant.	300,000 (95% interest attributable to Guangzhou Construction BVI: RMB285,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. The property is held for a term of 70 years for residential use commencing on 30th June, 1993.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
20.	Ke Yi Ming Ting Bao Gang Da Road Xing Tan Da Street Hai Zhu District Guangzhou The PRC	The property comprises 22 residential units within a 6- to 11-storey building completed in December 1998. The gross floor area of the property is approximately 2,880 square metres. The property is held for a term of 70 years for residential purposes commencing on 10th March, 1999.	As at the date of inspection, the property was vacant.	15,600,000 (95% interest attributable to Guangzhou Construction BVI: RMB14,820,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is hold by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
21.	Block C Hui Ya Mansion No. 255 Tian He Bei Road Tian He District Guangzhou The PRC	The property comprises 5 residential units within a 32-storey building completed in December 1999. The gross floor area of the property is approximately 553 square metres. The property is held for a term of 70 years for residential purposes commencing on 27th August, 1998.	As at the date of inspection, the property was vacant.	5,100,000 (95% interest attributable to Guangzhou Construction BVI: RMB4,845,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th August, 1998, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purposes commencing on 27th August, 1998.

ii. As specified in a Pre-sale Permit No. 19980317 dated 25th January, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 25th January, 2000 to 24th January, 2001.

iii. As specified in an Agency Permit No. 20000020 dated 21st February, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 21st February, 2000 to 24th January, 2001.

iv. Opinion of the PRC Lawyer is summarized as follows:

Guangzhou Construction has secured valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
22.	Tian Hui Court Nos. 12-24 Tian He Dong Road Tian He District Guangzhou The PRC	The property comprises 3 residential units and 3 levels of retailing spaces within a 19-storey building completed in March 2000. The gross floor area of the property is set out as follows: **Use** — **Gross floor area** (*Square metres*) Residential — 484 Commercial — 6,071 Total — 6,555 The property is held for a term of 70 and 40 years for residential and commercial purposes respectively commencing on 27th August, 1998.	Portion of the retailing space with a gross floor area of 1,024 square metres is leased to various individual tenants with a total annual rent of approximately RMB156,000 for the terms expiring on 29th April, 2010. The remaining portion was vacant.	73,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB69,350,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate (廣州市房地產權屬証明書), the property interest is held by Guangzhou Construction.

ii. As specified in a Pre-sale Permit No. 980316 dated 12th January, 1999 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th January, 1999 to 11th November, 2000.

iii. As specified in an Agency Permit No. 20000003 dated 12th January, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 12th January, 2000 to 11th November, 2000.

iv. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has secured valid land use rights in the property for a term of 70 years and 40 years for residential use and commercial use respectively commencing on 27th August, 1998.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
23.	Block A Hui Ya Mansion No. 251 Tian He Bei Road Tian He District Guangzhou The PRC	The property comprises 5 residential units within a 32-storey building completed in December 1999. The gross floor area of the property is approximately 528 square metres. The property is held for a term of 70 years for residential purposes commencing on 24th July, 1995.	As at the date of inspection, the property was vacant.	3,800,000 (81.26% interest attributable to Guangzhou Construction BVI: RMB3,087,880)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate (廣州市房地產權屬証明書), the property interest is held by 廣州宏城發展股份有限公司.

ii. As specified in a Pre-sale Permit No. 19980317 dated 25th January, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 25th January, 2000 to 24th January, 2001.

iii. As specified in an Agency Permit No. 20000020 dated 21st February, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 21st February, 2000 to 24th January, 2001.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by 廣州宏城發展股份有限公司.

   b. 廣州宏城發展股份有限公司 has completed all relevant land grant procedures in securing valid land use right of the property for a term of 70 years commencing on 24th July, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
24.	Block B Hui Ya Mansion No. 253 Tian He Bei Road Tian He District Guangzhou The PRC	The property comprises 2 residential units within a 32-storey building completed in December 1999. The gross floor area of the property is approximately 209 square metres. The property is held for a term of 70 years for residential purposes commencing on 24th July, 1995.	As at the date of inspection, the property was vacant.	1,400,000 (81.26% interest attributable to Guangzhou Construction BVI: RMB1,137,640)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate (廣州市房地產權屬証明書), the property interest is held by 廣州宏城發展股份有限公司.

ii. As specified in a Pre-sale Permit No. 19980317 dated 25th January, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 25th January, 2000 to 24th January, 2001.

iii. As specified in an Agency Permit No. 20000020 dated 21st February, 2000 issued by the Guangzhou Land Administration Bureau and the Guangzhou Real Estate and Property Administration Bureau, the property interest is allowed to be pre-sold during the period from 21st February, 2000 to 24th January, 2001.

iv. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by 廣州宏城發展股份有限公司.

b. 廣州宏城發展股份有限公司 has completed all relevant land grant procedures in securing valid land use right of the property for a term of 70 years commencing on 24th July, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
25.	Lu Ting Yuan Ti Yu Cun Composite Building Tian He Bei Street Tian He District Guangzhou The PRC	The property comprises 2 levels of commercial spaces within an 11-storey building completed in August 1998. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Level 1: 975 Basement Level: 1,258 Total: 2,233 The property is held for a term of 40 years for commercial purposes commencing on 27th January, 1997.	As at the date of inspection, the property was vacant.	7,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB6,650,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant procedures in securing land use rights of the property for a term of 40 years for commercial use commencing on 27th January, 1997.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
26.	M-15 Ming Ya Mansion No. 3 Hua Xiao Street Tian He District Guangzhou The PRC	The property comprises 10 residential units within a 24-storey building completed in January 1995. The gross floor area of the property is approximately 1,532 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	10,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB9,500,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
27.	M-14 Ming Ya Mansion No. 103 Hua Yang Street Tian He District Guangzhou The PRC	The property comprises 1 residential unit within an 18-storey building completed in June 1995. The gross floor area of the property is approximately 126 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	730,000 (95% interest attributable to Guangzhou Construction BVI: RMB693,500)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
28.	Tian Xiang Court Nos. 2-3 Tian Qiang Road Tian He District Guangzhou The PRC	The property comprises 1 residential unit within a 14-storey building completed in September 1996. The gross floor area of the property is approximately 153 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	700,000 (95% interest attributable to Guangzhou Construction BVI: RMB665,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is hold by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant Land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
29.	Xi Ya Court Nos. 127-131 Ti Yu Xi Road Tian He District Guangzhou The PRC	The property comprises 3 residential units within 18/28 storey building completed in 1997. The gross floor area of the property is approximately 418 square metres. The property is held for a term of 70 years for residential purposes commencing on 27th January, 1997.	As at the date of inspection, the property was vacant.	2,500,000 (95% interest attributable to Guangzhou Construction BVI: RMB2,375,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant procedures in securing land use rights of the property for a term of 70 years for commercial use commencing on 27th January, 1997.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
30.	Romantic Garden Zhu Jiang Estate E1-4 Tian He District Guangzhou PRC	The property comprises 271 residential units within two 33-storey residential building completed in September 2001. The total gross floor area of the property is approximately 31,078 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 23rd March, 1999.	As at the date of inspection, the property was almost completed except the landscaping.	248,600,000 (95% interest attributable to Guangzhou Construction BVI: RMB236,170,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 10th May, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 23rd March, 1999.

ii. According to a Construction Land Use Approval dated 23rd March, 1999 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. According to a Construction Land Use Planning Permit dated 7th December, 1998 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iv. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou via a Construction Works Planning Permit dated 18th May, 1999.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purposes, and 50 years for industrial or other purposes.

   b. Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit, Construction Work Planning Quality Certificate (建設工程規劃驗收合格証) and Construction Commencement Permit have been obtained for the subject development.

   c. Guangzhou Construction has the rights to use and develop the property after paying the outstanding land premium and obtaining Land Use Rights Certificate.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay such further land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	No
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
31.	Area A of Glade Village Cong Hua Guangzhou PRC	The property comprises 42 detached/semi-detached houses within Glade Village developed upon a parcel of land with an area of 133,400 square metres. The development was completed in June 2001. The total gross floor area of the property is approximately 6,898 square metres. The property is held under six land use rights grant contracts for a term of 70 years for residential purposes commencing on either 4th November, 1999 or 24th November, 1999.	As at the date of inspection, the property was vacant.	16,100,000 (95% interest attributable to Guangzhou Construction BVI: RMB15,295,000)

Notes:

i. As specified in nine Land Use Rights Certificates all dated 19th September, 2000 and issued by the State Land Administration Bureau of Conghua, the property interest is granted to 廣州市城建開發景城房地產有限公司 for a term of 70 years commencing on 4th November, 1999 and 24th November, 1999.

ii. As specified in six Land Use Rights Grant Contracts dated either 4th November, 1999 or 24th November, 1999 all entered into by the State Land Administration Bureau of Conghua, the property interest is granted to 廣州景城房地產開發有限公司 for a term of 70 years for residential purposes commencing on the date of Construction Land Use Approval.

iii. As advised by the Company, pursuant to a Joint Venture Agreement dated 1st February, 1999 between 從化市人民政府 ("Party A"), and 廣州景城房地產開發有限公司 ("Party B"), Party A would contribute the subject development with an area of about 3,000 mu which was entitled by "廣從房地產開發公司" whilst Party B would be responsible for project design, construction sales and property management. In return, the profit sharing ratio of Party A and Party B is 49% and 51% respectively.

iv. The aforesaid development scheme has been approved by 從化市經濟技術開發區管理委員會 via a Construction Works Planning Permits dated 23rd June, 2000 and 10th October, 2000.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is developed by 廣州城建開發景城房地產有限公司.

   b. The property is held by 廣州城建開發景城房地產有限公司 under 9 sets of Land Use Rights Certificate for a term of 70 years for commercial / residential purposes.

   c. Construction Land Use Planning Permit, Construction Works Planning Permit, Construction Commencement Permit and Pre-sale Permit have been obtained for the subject development.

   d. 廣州城建開發景城房地產有限公司 has the rights to use, develop and sell the property after obtaining Construction Land Use Approval.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay such further land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	No
Others:	
Presale Permit	Yes

For details of Property Numbered 32 to 35, please refer to Appendix VII (Property Numbered 3, 6, 7 and 8 respectively)

Group II — Property Interests held Under Development

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
36.	Tong De Garden Phase II Western Land Lots Bai Yun District Guangzhou PRC	The property comprises a development site with an area of approximately 68,800 square metres on which a number of 6 to 7-storey residential/commercial building in nine groups is proposed to be developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 142,033 square metres which will comprise the followings: **Use** — **Gross floor area** (*Square metres*) Shop) Residential) Carparking space) — 136,457 Kindergarten — 1,618 Primary school — 3,958 Total: — 142,033 As at the date of inspection, the superstructure of Group 1 and Group 2 were completed, foundation works of Group 3 was being carried out while site clearance works for Group 4 to Group 9 were completed. As advised by Guangzhou Construction. Phase I of the project is scheduled for completion by March 2002. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 18th March, 1999.	237,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB225,150,000)	150,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB142,500,000)	470,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB446,500,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 31st December, 1998, entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 18th March, 1999.

ii. According to a Construction Land Use Approval dated 18th March, 1999 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. According to a Construction Land Use Planning Permit dated 6th May, 1993 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iv. A development scheme with a total gross floor area of 142,033 square metres has been approved by the Town Planning Bureau of Guangzhou via a Construction Works Planning Permits issued on 12th July, 2000, 4th September, 2000, 15th November, 2000, 13th March, 2001 and 12th April, 2001.

v. Approximately RMB73,800,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

vi. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purposes, and 50 years for industrial or other purposes.

b. Investment Permit, Construction Land Use Approval, Construction Works Planning Permit and Construction Land Use Planning Permit have been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after paying the outstanding land premium and obtaining Land Use Rights Certificate.

vii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

viii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	N/A

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
37.	Hong Cheng Garden Er Sha Dao Zone 17 Dong Shan District Guangzhou PRC	The property comprises a development site with an area of approximately 68,721 square metres on which 50 detached houses of 2- to 3-storey high are being developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 30,024 square metres which will comprise the followings:	260,000,000 *(95% interest attributable to Guangzhou Construction BVI: RMB247,000,000)*	10,000,000 *(95% interest attributable to Guangzhou Construction BVI: RMB9,500,000)*	500,000,000 *(95% interest attributable to Guangzhou Construction BVI: RMB475,000,000)*

Use	Gross floor area *Square metres*
Residential type "A"	3,724
Residential type "B"	4,786
Residential type "D"	8,675
Residential type "E"	7,364
Residential type "F"	5,475
Total:	30,024

As at the date of inspection, construction works of superstructure were completed while site clearance works of residential type "G" and "H" were completed. As advised by Guangzhou Construction, the project is scheduled for completion by the end of 2002.

The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on the date of Construction Land Use Approval. i.e. 7th October, 1998.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 15th April, 1992 and its supplement dated 3rd April, 1998 entered into by the Guangzhou Town and Village Construction Committee and the State Land Administration Bureau of Guangzhou respectively, the property interest is held by Guangzhou Construction 廣州宏城發展股份有限公司 for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 7th October, 1998

ii. According to a Construction Land Use Approval dated 7th October, 1998 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by 廣州宏城發展股份有限公司

iii. According to a Construction Land Use Planning Permit dated 13th April, 1998 issued by the Town Planning Bureau of Guangzhou, the property interest is held by 廣州宏城發展股份有限公司.

iv. A development scheme with a total gross floor area of 30,024 square metres has been approved by the Town Planning Bureau of Guangzhou via a Construction Works Planning Permits issued on 16th August, 2000, 24th August, 2000, 10th October, 2000, 22nd September, 2000 and 2nd August, 2000.

v. Approximately RMB55,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

vi. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by 廣州宏城發展股份有限公司 under a Land Use Rights Certificate for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes.

   b. Investment Permit, Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit and Construction Commencement Permit have been obtained for the subject development.

   c. 廣州宏城發展股份有限公司 has the rights to use and develop the property.

vii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

viii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:

Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A

Document relating to Property Title:

Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A

Document relating to Planning and Construction:

Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A

Others:

Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
38.	Bingjiangdong Project Hai Zhu District Guangzhou PRC	The property comprises a development site with an area of approximately 6,491 square metres on which a 22-storey residential/commercial building including one basement level is being developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 26,415 square metres. As at the date of inspection, upto level eight of the superstructure was completed. As advised by Guangzhou Construction, the project is scheduled for completion by the end of 2002. See footnote (viii) for land use right term.	85,000,000 *(81.26% interest attributable to Guangzhou Construction BVI: RMB69,071,000)*	34,000,000 *(81.26% interest attributable to Guangzhou Construction BVI: RMB27,628,400)*	140,000,000 *(81.26% interest attributable to Guangzhou Construction BVI: RMB113,764,000)*

Notes:

i. According to a Construction Land Use Approval, the property interest is held by Guangzhou Construciton.

ii Pursuant to a Land Use Rights Transfer Contract, the property was transferred from Guangzhou construction to 廣州宏城發展股份有限公司.

iii. A development scheme with a total gross floor area of 27,633 square metres has been approved by Town Planning Bureau of Guangzhou via a Construction Works Planning Permit issued on 20th February, 2001.

iv. Approximately RMB37,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. Guangzhou Construction has obtained a Construction Land Use Approval for the property.

   b. The property was transferred from Guangzhou Construction to 廣州宏城發展股份有限公司 via a Land Use Rights Transfer Contract.

c. A Construction Works Planning Permit, Construction Commencement Permit and Investment Permit have been obtained by 廣州宏城發展股份有限公司 for the subject development.

d. 廣州宏城發展股份有限公司 has the rights to use and develop the property after finishing transfer of titleship, paying the outstanding land premium and obtaining the Land Use Rights Certificate.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

viii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Transfer Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
39.	Commercial District Zone 2 Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 10,477 square metres on which a 54-storey Tower A and 38-storey Tower B of office buildings with six levels of podium is proposed to be developed.	510,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB484,500,000)	500,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB475,000,000)	1,600,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,520,000,000)

As advised by Guangzhou Construction, the total gross floor area of the development will be 149,277 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Office	89,163
Podium	31,208
Basement carpark	28,906
Total:	149,277

As at the date of inspection, foundation works for the property was being carried out. As advised by Guangzhou Construction, the project is scheduled for completion by in 2003.

The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on 17th August, 1998.

Notes:

i. As specified in a Land Use Rights Certificate dated 9th July, 2001 and a Land Use Rights Grant Contract dated 27th July, 1997 both issued or entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on 17th August, 1998.

ii. According to a Notice of Consent to Land Use dated 17th February, 1987 issued by 廣州市房地產管理局, the property interest is held by Guangzhou Construction.

iii. According to a Construction Land Use Approval dated 17th August, 1998 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iv. According to a Construction Land Use Planning Permit dated 27th September, 2000 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

v. A development scheme with a gross floor area of 18,268 square metres to 3 level of basement, 54-storey Tower A and 38-storey Tower B has been approved via a Construction Works Planning Permit.

vi. Approximately RMB29,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

vii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Certificate for a term of 70 years for residential purposes, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of Land Use Rights Certificate.

b. Investment Permit, Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit and Construction Commencement Permit have been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property.

viii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

ix. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

x. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
40.	Ming Ya Mansion Phase II M2-3 Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 2,572 square metres on which a 34-storey residential building including two basements level is being developed.	88,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB83,600,000)	42,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB39,900,000)	170,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB161,500,000)

As advised by Guangzhou Construction, the total gross floor area of the development will be 24,300 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Residential	22,000
Basement carpark	2,300
Total:	24,300

As at the date of inspection, upto level sixteen of the superstructure was completed. As advised by Guangzhou Construction, the project is scheduled for completion in 2002.

The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval to be issued.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval to be issued.

ii. According to a Construction Land Use Planning Permit dated 5th July, 1998 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. A development scheme with a total gross floor area of 24,300 square metres has been approved by Town Planning Bureau of Guangzhou via a Construction Works Planning Permit issued on 20th April, 2000.

iv. Approximately RMB22,600,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of the Construction Land Use Approval to be issued.

   b. Investment Permit, Construction Land Use Planning Permit, Construction Works Planning Permit and Construction Commencement Permit have been obtained for the subject development.

   c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Construction Land Use Approval.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
41.	Tian He Northern Residential No. 3-17 Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 2,625 square metres on which a residential/commercial building is proposed to be developed.	23,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB21,850,000)	24,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB22,800,000)	62,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB58,900,000)

As advised by Guangzhou Construction, the total gross floor area of the development will be 9,816 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Residential/ Commercial	8,240
Carparking space	1,576
Total:	9,816

As at the date of inspection, foundation works for the property was being carried out. As advised by Guangzhou Construction, the project is scheduled for completion in 2003.

The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval to be issued.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval.

ii. Approximately RMB1,300,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iii. Opinion of PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of the Construction Land Use Approval to be issued.

b. Investment Permit, Construction Land Use Planning Permit, Construction Land Use Approval and Construction Works Planning Permit have been obtained for the subject property.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Construction Commencement Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
42.	Zhu Jiang Estate E1-1 Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 8,069.75 square metres on which a 32-storey residential/commercial building including two basement level is proposed to be developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 63,650 square metres which will comprise the following: **Use** / **Gross floor area** *Square metres* Residential/ commercial: 54,330 Basement carpark: 9,320 Total: 63,650 As at the date of inspection, foundation works for the property was being carried out. As advised by Guangzhou Construction, the project is scheduled for completion in 2003. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on the date of Construction Land Use Approval, i.e. 11th January, 1999.	158,000,000 (81.26% interest *attributable to* Guangzhou Construction BVI: RMB128,390,000)	172,000,000 (81.26% interest *attributable to* Guangzhou Construction BVI: RMB139,767,200)	420,000,000 (81.26% interest *attributable to* Guangzhou Construction BVI: RMB341,292,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th December, 1998 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by 廣州宏城發展股份有限公司 for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 11th January, 1999.

ii. According to a Construction Land Use Approval issued by the State Land Administration Bureau of Guangzhou, the property interest is held by 廣州宏城發展股份有限公司.

iii. According to a Construction Land Use Planning Permit dated 28th September, 1999 issued by the Town Planning Bureau of Guangzhou, the property interest is held by 廣州宏城發展股份有限公司.

iv. A development scheme with a total gross floor area of 63,650 square metres has been approved by Construction Committee of Guangzhou via a Construction Works Commencement Permit issued on 19th February, 2001.

v. Approximately RMB6,365,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

vi. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by 廣州宏城發展股份有限公司 under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes.

b. Investment Permit, Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit and Construction Commencement Permit have been obtained for the subject development.

c. 廣州宏城發展股份有限公司 has the rights to use and develop the property after paying the outstanding land premium and obtaining Land Use Rights Certificate.

vii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

viii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:

Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A

Document relating to Property Title:

Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No

Document relating to Planning and Construction:

Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A

Others:

Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
43.	Yin Feng International Building Nos. 116-118 Ti Yu Deng Road Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 7,320 square metres on which an office building is proposed to be developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 69,000 square metres above ground and 11,000 square metres under ground level. As at the date of inspection, superstructure of the property has been completed. As advised by Guangzhou Construction, the project is scheduled for completion in 2002. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on the date of Construction Land Use Approval, i.e. 1999.	300,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB285,000,000)	120,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB114,000,000)	860,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB817,000,000)

Notes:

i. As specified in a Land Use Rights Grant Contract, the property interest is granted to Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval, i.e. 1999.

ii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

iii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

iv. A summary of major documents/approvals is shown as follows:

Document relating to Corporation's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

For details of Property Numbered 44 to 47, please refer to Appendix VII (Property Numbered 10, 11, 12 and 15 respectively)

Group III — Property Interests held for Future Development

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
48.	Fuhai Garden Tong De Wei Bai Yun District Guangzhou PRC	The property comprises three separate parcels of development land with an area of approximately 41,361 square metres located at a newly developed commercial/residential district on north of Guangzhou city. As at the date of inspection, site clearance work for the property was completed. As specified in a development proposal supplied by Guangzhou Construction, the property is planned to be developed into a commercial/residential area with a total gross floor area of 105,000 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential part and 40 years for commercial part and 50 years for others, commencing on the date of the land use rights certificate to be issued.	As at the date of inspection, the property was vacant.	126,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB119,700,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 31st May, 1993 and its supplement dated 16th December, 1999, entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

ii. According to a Construction Land Use Approval dated 7th November, 2000 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. As specified in the above-mentioned contract, the total permissible gross floor area to be built upon the land is 115,830 square metres.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract and a Supplementary Contract.

   b. Construction Land Use Approval has been obtained for the subject development.

   c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes (part)
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
49.	Heng Sha Development Zone No. 11 Bai Yun District Guangzhou PRC	The property comprises a development site with an area of approximately 369,783 square metres for residential development. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of the development will be 90,000 square metres. See footnote (vii) for the land use right term.	As at the date of inspectoin, the property was vacant.	81,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB76,950,000)

Notes:

i. As specified in a Land Use Rights Grant Contract, the property interest is granted to Guangzhou Construction.

ii. According to a Construction Land Use Planning Permit dated 27th December, 1994 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract.

b. Construction Land Use Planning Permit has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Approval and Investment Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
50.	San Yuan Li Residential Project San Yuan Li Bai Yun District Guangzhou PRC	The property comprises a development site with an area of approximately 5,901 square metres on which three 11-storey residential/ commercial building is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of the development will be 17,454 square metres. The detailed breakdown as follows: **Use** / **Gross Floor Area** *Square metres* Residential 13,467 Shop 1,106 Basement carpark 2,881 Total: 17,454 See footnote (vii) for the land use right term.	The property is currently vacant.	21,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB19,950,000)

Notes:

i. As specified in a Land Use Rights Grant Contract, the property interest is granted to Guangzhou Construction.

ii According to a Construction Land Use Planning Permit issued by the Town Planning Bureau of Guangzhou, the property interest is held by 廣州市人民代表大會常務委員會辦公廳.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract.

b. Investment Permit has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after paying the land premium and obtaining Land Use Rights Certificate and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:

Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A

Document relating to Property Title:

Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No

Document relating to Planning and Construction:

Planning Approval	Yes
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A

Others:

Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
51.	Qingshuihao Block B Dong Shan District Guangzhou PRC	The property comprises a development site with an area of approximately 3,260 square metres on which a 24-storey residential building is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of the development will be 16,000 square metres. See footnote (vi) for the land use right term. The property is held for a term of 70 years commencing on 31st December, 1999.	As at the date of inspection, the property was vacant.	44,000,000 (81.26% interest attributable to Guangzhou Construction BVI: RMB35,754,400)

Notes:

i. According to a Construction Land Use Approval, the property interest is held by Guangzhou Construction.

ii. Pursuant to a Land Use Rights Transfer Contract, the property interest was transferred from Guangzhou Construction to 廣州宏城發展股份有限公司.

iii. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou via a Construction Works Planning Permit.

iv Opinion of the PRC Lawyer is summarized as follows:

a. Guangzhou Construction has obtained a Construction Land Use Approval for the property.

b. The property was transferred from Guangzhou Construction to 廣州宏城發展股份有限公司 via a Land Use Rights Transfer Contract.

c. Construction Works Planning Permit and Investment Permit have been obtained by 廣州宏城發展股份有限公司 for the subject development.

d. 廣州宏城發展股份有限公司 has the rights to use and develop the property after finishing transfer of titleship and obtaining Land Use Rights Certificate and completing change of name for the aforesaid permits or approvals obtained by Guangzhou Construction.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Transfer Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
52.	Area 7 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	The property comprises a development site with an area of approximately 22,215 square metres on which a residential/commercial building is proposed to be developed. As at the date of inspection, site clearance work for the property was not yet started. As advised by Guangzhou Construction, the total gross floor area of the development will be 45,132 square metres. The detailed breakdown is as follows: **Use** — **Gross Floor Area** *Square metres* Residential) Shop) Resettlement area) — 43,382 Others — 1,750 Total: — 45,132 The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval. i.e. 19th April, 1999.	As at the date of inspection, major portion of the property was built with low-rise residential buildings. Part of it was being occupied for carpark.	81,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB76,950,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 10th March, 1999, entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 19th April, 1999.

ii. According to a Notice of Land Requisition dated 12th December, 1983 issued by Town Planning Bureau of Guangzhou, the property interest is held by 廣州市人民政府征地辦公室.

iii. According to a Notice of Consent to Land Use dated 1st February, 1988 issued by 廣州市房地產管理局 the property interest is held by 廣州市人民政府征地辦公室.

iv. According to a Construction Land Use Approval dated 19th April, 1999 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of Construction Land Use Approval i.e. 19th April, 1999.

b. Construction Land Use Approval has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Transfer Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
53.	Development Land of Jiang Nan Xin Yuan No. 40 Xin Gang Xi Road Hai Zhu District Guangzhou PRC	The property comprises an irregular development site with an area of approximately 106,693 square metres on which a residential estate namely Jiang Nan Xin Yuan is proposed to be developed. The site was formerly occupied by Guangzhou Basic Machine Factory as production factory. As at the date of inspection, uneven level of land with factory's internal road remains. As advised, the proposed residential development, namely JiangNan Xin Yuan, will have a total gross floor area of approximately 399,019 square metres which will provide 3,250 residential units, recreation centre, clinic, schools, club house, market, bank, post office, and other public facilities. Detailed breakdown is as follows:	As at the date of inspection, the property was vacant with the exception of a few buildings near Xin Gang Xi Road of which the occupiers were waiting for demolition and compensation arrangements.	480,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB456,000,000)

Purposes	Gross floor area *Square metres*
Residential	299,163
Commercial	35,726
Basement	46,630
Public facilities (such as clinic, market, post office)	17,500
Total:	399,019

According to information provided, the proposed development will have 4 phases. The first phase is scheduled for commencement in December 2001 and completion by December 2004. The whole development will be completed in 2007.

The property is held under a land use rights grant contract for a term of 70 years for residential purposes, 40 years for commercial/ tourism purposes and 50 years for other purposes commencing from the date of Construction Land Use Approval.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 12th January, 2000 and a Supplementary Contract dated 13th January, 2000 entered into between State Owned Land Administration Bureau of Guangzhou and Guangzhou Construction, the property interest is granted to Guangzhou Construction at a consideration of RMB198,000,000 for a term of 70 years for residential, 40 years for commercial and 50 years for others purposes commencing on the issue date of Construction Land Use Approval.

ii. As specified in a Land Composite Development Fee Contract dated 12th January, 2000 entered into between Guangzhou Land Development Centre and Guangzhou Construction, a sum of RMB282,000,000 is payable by GCCD for demolition and compensation.

iii. The aforesaid development scheme has been approved by Guangzhou City Planning Bureau via a Construction Land Use Planning Permit dated 6th July, 1998 and a Construction Land Use Approval dated 6th September, 2000.

iv. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of Construction Land Use Approval.

b. Construction Land Use Approval, Construction Land Use Planning Permit and Investment Permit (for Phase I) have been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	N/A
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
54.	Hongcheng Retail Place Commercial District Zone 1 Tian He District Guangzhou PRC	The property comprises a parcel of development land with an area of 58,000 square metres and upon which various blocks of 2-storey structure was built in 1996 and is now being occupied and used as a shopping centre at the heart of Tian He district. As informed and a copy of development proposal provided, the property will be developed into an office/commercial complex with a total gross floor area of 290,000 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval. i.e. 17th August, 1998.	The property is being leased to various individual tenants and used as a shopping place. As advised, all lease agreements are able to be cancelled with one month notice.	1,210,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,149,500,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval i.e. 17th August, 1998.

ii. According to a Construction Land Use Approval dated 17th August, 1998 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purposes, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of the Construction Land Use Approval i.e. 17th August, 1998.

b. Construction Land Use Approval has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
55.	Commercial District Zone 7 Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 9,088 square metres on which a residential/commercial building is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of development will be 58,580 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on the date of Construction Land Use Approval. i.e. 27th August, 1998.	The property is temporarily occupied as carpark.	170,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB161,500,000)

Notes:

i. According to a Notice of Land Requisition dated 3rd January, 1987 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

ii. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval i.e. 27th August, 1998.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou Construction.

b. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes.

c. Construction Land Use Approval has been obtained for the subject development.

d. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
56.	Area 12-1 Hui Ya Mansion Tian He District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 12,000 square metres on which a commercial/office development is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of the development will be 100,000 square metres. The property is for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval. i.e. 17th August, 1998.	The property is mainly left vacant though a small portion of land parcel is being occupied as a sales office.	400,000,000 (81.26% interest attributable to Guangzhou Construction BVI: RMB325,040,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval i.e. 17th August, 1998.

ii. According to a Construction Land Use Approval dated 17th August, 1998 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of Construction Land Use Approval. i.e. 17th August, 1998.

b. Construction Land Use Approval has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 RMB
57.	Area 12-5 Hui Ya Mansion Tian He District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 10,000 square metres on which a hotel is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of the development will be 60,000 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval. i.e. 17th August, 1998.	The property is mainly left vacant.	240,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB228,000,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval i.e. 17th August, 1998.

ii. According to a Construction Land Use Approval dated 17th August, 1998 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. According to a Construction Land Use Planning Permit dated 19th September, 1997 issued by Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iv. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for industrial or other purposes commencing from the date of Construction Land Use Approval. i.e. 17th August, 1998.

b. Construction Land Use Planning Permit and Construction Land Use Approval have been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate and Investment Permit.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
58.	M2-5 & 6 Ming Ya Mansion Phase II Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 4,353 square metres on which a residential/commercial /office complex is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of development will be 45,580 square metres. The detailed breakdown is as follows: **Use** / **Gross Floor Area** (*Square metres*) Residential 38,082 Office 4,424 Shop 1,601 Basement carpark 4,473 Total: 48,580 The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval to be issued.	As at the date of inspection, the property was vacant.	132,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB125,400,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997 entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing on the date of Construction Land Use Approval to be issued.

ii. According to a Construction Land Use Planning Permit dated 5th July, 1998 issued by Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing from the date of Construction Land Use Approval to be issued.

   b. Construction Land Use Planning Permit has been obtained for the subject development.

   c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate, Construction Land Use Approval and Investment Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
59.	Horse Racing Court East Project Tian He District Guangzhou PRC	The property comprises a development site with an area of approximately 17,791 square metres for a residential/commercial development. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of development will be 48,000 square metres. The detailed breakdown is as follows: **Use** / **Gross Floor Area** (*Square metres*) Residential: 46,000 Shop: 2,000 Total: 48,000 The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial/tourism purposes, and 50 years for other purposes commencing on 6th September, 2001.	As at the date of inspection, the property was vacant.	96,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB91,200,000)

Notes:

i. As specified in a Land Use Rights Grant Contract, the property interest is granted to Guangzhou Construction for a term of 70 years for residential purpose and 40 years for commercial/tourism purposes.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes from the date of the land Use Rights Grant Contract.

b. Construciton Land Use Planning Permit has been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after obtaining Land Use Rights Certificate, Construction Land Use Approval and Investment Permit.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

v. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
60.	Land Parcel of Glade Village Cong Hua Guangzhou PRC	The property comprises a large parcel of development land with an area of approximately 724,431 square metres on which residential development is planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Guangzhou Construction, the total gross floor area of development will be 352,000 square metres. The detailed breakdown is as follows:	As at the date of inspection, the property was vacant.	155,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB147,250,000)

Use	Gross Floor Area *Square metres*
Residential	345,820
Office	4,980
Public Facilities	1,200
Total:	352,000

The property is held for a term of 70 years commencing on either 4th November, 1999 or 24th November, 1999.

Notes:

i. As specified in nine Land Use Rights Certificates dated 19th September, 2000 entered into by the State Land Administration Bureau of Conghua, the property interest is granted to 廣州市城建開發景城房地產有限公司 for a term of 70 years commencing on 4th November, 1999 and 24th November, 1999.

ii. As specified in six Land Use Rights Grant Contracts dated 4th November, 1999 and 24th November, 1999 entered into by the State Land Administration Bureau of Conghua, the property interest is granted to 廣州景城房地產開發有限公司 for a term of 70 years for residential purposes commencing on the date of Construction Land Use Approval.

iii. As advised by Guangzhou Construction, pursuant to a Joint Venture Agreement dated 1st February, 1999 between 從化市人民政府 ("Party A"), and 廣州景城房地產開發有限公司 ("Party B"), Party A would contribute the subject development site area about 3,000 mu which was entitled by 廣從房地產開發公司 whilst Party B would be responsible for project design, construction sales and property management. In return, the profit sharing ratio of Party A and Party B would be 49% and 51% respectively.

iv. The aforesaid development scheme has been approved by 從化市經濟技術開發區管理委員會 via a Construction Works Planning Permits dated 23rd June, 2000 and 10th October, 2000.

v. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by 廣州城建開發景城房地產有限公司.

b. The property is held by 廣州城建開發景城房地產有限公司 under 9 sets of Land Use Rights Certificate for a term of 70 years for commercial / residential purpose.

c. Investment Permit, Construction Land Use Planning Permit, Construction Works Planning Permit and Pre-sale Permit have been obtained for the subject development.

d. A portion of the land within the development with an area of 452,124 square metres is subject to mortgage for a period expiring on 12th September, 2006.

e. 廣州城建開發景城房地產有限公司 has the rights to use, develop and sell the property after obtaining Construction Land Use Approval.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
61.	Development Land Parcel at Guang Long Management District Nansha Economic Technical Development Zone Panyu Guangzhou PRC	The property comprises an irregular development site with an area of approximately 2,559,585 square metres on which a residential estate is proposed to be developed. As advised, the proposed residential estate will have a total gross floor area of approximately 5,119,170 square metres. As at the date of inspection, major internal roads were completed. Works has just been commenced in the "Starting Area". The property is held under a land use rights grant contract for a term of 70 years commencing on 25th December, 2000 and expiring on 24th December, 2070.	As at the date of inspection, the property was vacant.	947,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB899,650,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 16th November, 2000 and a Supplementary Contract dated 2nd April, 2001 entered into between the State Owned Land Administration Office of Guangzhou Nansha Economic Technical Development Zone and Guangzhou Construction, the property interest is granted to Guangzhou Construction in a consideration of RMB947,046,450, inclusive of land development fee of RMB921,450,600, for a term of 70 years for residential, 40 years for commercial or tourism commencing on the issue date of Land Use Rights Certificate.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by 廣州市城市建設開發南沙房地產有限公司.

b. The property is held by 廣州市城市建設開發南沙房地產有限公司 under a Land Use Rights Certificate for a term of 70 years for commercial / residential purpose, commencing on 25th December, 2000 and expiring on 24th December, 2070.

c. Construction Land Use Planning Permit and Construction Land Use Approval have been obtained for the subject development.

d. 廣州市城市建設開發南沙房地產有限公司 has the rights to use, develop and sell the property after obtaining Investment Permit.

iii. The aforesaid development scheme has been approved by Construction Committee of Guangzhou Nansha Economic Technical Development Zone via 4 sets of Construction Land Use Approval dated 25th to 27th December, 2000 and 4 sets of Construction Land Use Planning Permit dated from 19th November, 2000 to 16th May, 2001.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	N/A
Completion Certificate	N/A
Others:	
Presale Permit	No

For details of Property Numbered 62 to 72, please refer to Appendix VII (Property Numbered 16 to 20, 24 to 27, 29 and 30 respectively)

Group IV — Property Interests held for Self-Occupation or Investment

	Property	**Description and tenure**	**Particulars of occupancy**	**Capital value in existing state as at 31st October, 2001** *RMB*
73.	Shops in Blocks 1-2, 5 Tong De Garden Xi Cha Road Nos. 2-74 Tong Ya Bei Street Bai Yun District Guangzhou The PRC	The property comprises shop spaces within a commercial/residential building completed in June 1994. The gross floor area of the property is approximately 371 square metres. The property is held for a term of 40 years for commercial purposes commencing on 6th April, 1995.	As at the date of inspection, the property was occupied for commercial purposes.	1,200,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,140,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Grangzhou Construction.

b. Guangzhou Construction has secured valid land use right in the property for a term of 40 years for commercial use commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
74.	Shops in Block 2-3, 4, 5 Tong De Garden Xi Cha Road Tong Ya Bei Street Bai Yun Street Guangzhou The PRC	The property comprises shop units within a commercial/residential building completed in December 1993. The gross floor area of the property is approximately 3,727 square metres. The property is held for a term of 40 years for commercial purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	11,200,000 (95% interest attributable to Guangzhou Construction BVI: RMB10,640,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Grangzhou Construction.

b. Guangzhou Construction has secured valid land use right in the property for a term of 40 years for commercial use commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
75.	Shops in Blocks 4-11, 12 Tong De Garden Bai Yun District Guangzhou The PRC	The property comprises shop units within a 9-storey commercial/residential building completed in December 1997. The gross floor area of the property is approximately 1,724 square metres. The property is held for a term of 40 years for commercial purposes commencing on 6th April, 1995.	As at the date of inspection, the property was vacant.	5,200,000 (95% interest attributable to Guangzhou Construction BVI: RMB4,940,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Grangzhou Construction.

   b. Guangzhou Construction has secured valid land use right in the property for a term of 40 years for commercial use commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
76.	Level 1 of Blocks 4-3, 4, 5, 6 Tong De Garden Nos. 121-155 Tong Jing Street Bai Yun District Guangzhou The PRC	The property comprises various commercial units within an 8-storey commercial/residential building completed in December 1997. The gross floor area of the property is approximately 3,966 square metres. The property is held for a term of 40 years for commercial purposes commencing on 6th April, 1995.	As at the date of inspection, the property was occupied for commercial purposes.	12,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB11,400,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Grangzhou Construction.

   b. Guangzhou Construction has secured valid land use right in the property for a term of 40 years for commercial use commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
77.	Shops in Blocks 1-7, 9 Tong De Garden Bai Yun District Guangzhou The PRC	The property comprises various commercial units within a commercial/residential building completed in December 1994. The gross floor area of the property is approximately 5,817 square metres. The property is held for a term of 40 years for commercial purposes commencing on 6th April, 1995.	As at the date of inspection, the property was occupied and used as a supermarket.	16,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB15,200,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Grangzhou Construction

   b. Guangzhou Construction has secured valid land use right in the property for a term of 40 years for commercial use commencing on 6th April, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
78.	Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street Bai Yun District Guangzhou The PRC	The property comprises a 5-storey commercial building with 2 basement levels of carparking spaces completed in December 1996. The gross floor area of the property sets out as follows: **Use** — **Gross Floor Area** (*Square metres*) Shop — 17,892 Carparking — 11,900 Total: — 29,792 See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as a shopping center (Level 1 to Level 3: Supermarket, Level 4: Vacant, Level 5: Tennis Court & Bar) while the basement was occupied for car parking purpose. Level 1 to Level 3 of the property are leased to 怡城公司 with a total rent of approximately RMB551,525 per month expiring on 30th August, 2010. Basement level 2 of the property is leased out at a total rent of approximately RMB41,600 per month for the time being expiring on 28th February, 2002.	197,000,000 (75% interest attributable to Guangzhou Construction BVI: RMB147,750,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial use and 50 years for carparking purpose from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
79.	Levels 1 and 2 of Blocks 6-11, 12 Guang Yuan Xin Cun Junction of Jing Tai Zhi Street and Guang Yuan Zhong Road Bai Yun District Guangzhou The PRC	The property comprises 2 levels of shop spaces within a multi-storey building completed in September 1989. The gross floor area of the property is approximately 1,132 square metres. See footnote (ii) for the land are right term.	As at the date of inspection, the property was occupied and used as a supermarket (宏城超市).	7,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB6,650,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
80.	Rooms 701, 801, 901 in South Wing and Room 901 in North Wing Li Heng Building East of Bai Yun Airport Bai Yun District Guangzhou The PRC	The property comprises 4 office units within a commercial building. The gross floor area of the property is approximately 329 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied for office purpose. The property is leased to 怡城公司 with a total rent of approximately RMB1,644 per month expiring on 28th February, 2002.	1,300,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,235,000)

Note:

We have assumed that the property is held for a term of 50 years for office purpose from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
81.	Level 1 of Block 1 and Levels 1 and 2 of Blocks 12 and 14 Luo Chong Wei Bai Yun District Guangzhou The PRC	The property comprises various retailing units within three 6-storey buildings completed in August 1989. The gross floor area of the property is approximately 4,654 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied and used as a supermarket (宏城超市).	12,000,000 (95% interest *attributable to* Guangzhou Construction BVI: RMB11,400,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedures in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
82.	Level 1 and Level 2 of Blocks 1-1, 2 Huang Shi Garden Bai Yun District Guangzhou The PRC	The property comprises various commercial units and office units within two 8-storey buildings completed in December 1993. The gross floor area of the property is approximately 2,256 square metres. The property is held for a term of 40 years for commercial purposes expiring on 16th June, 2034.	As at the date of inspection, the property was occupied and used as a supermarket.	9,800,000 (95% interest attributable to Guangzhou Construction BVI: RMB9,310,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant procedure in securing land use rights of the property for a term of 40 years for commercial use expiring on 16th June, 2034.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
83.	International School Er Sha Dao Zone 11 Dong Shan District Guangzhou PRC	The property comprises a development site with an area of approximately 16,779 square metres on which a school building is being developed. As advised by Guangzhou Construction, the total gross floor area of the development will be 6,190 square metres. As at the date of inspection, concrete structure and framework of the property was completed. As advised by Guangzhou Construction, the project is scheduled for completion by mid 2002. The property is held for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Land Use Rights Certificate to be issued.	As at the date of inspection, the property was vacant.	30,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB28,500,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 15th April, 1992 and its supplement dated 3rd April, 1998 entered into by the Guangzhou Town and Village Construction Committee and the State Land Administration Bureau of Guangzhou respectively, the property interest is held by Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others.

ii. According to a Construction Land Use Planning Permit dated 16th March, 2000 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. A development scheme with a total gross floor area of 6,190 square metres has been approved by Town Planning Bureau of Guangzhou via a Construction Works Planning Permit issued on 18th July, 2000.

iv. Approximately RMB5,600,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The above has already been taken into account in the valuation.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes, and 50 years for other purposes commencing for the date of the Land Use Rights Certificate to be issued.

   b. Investment Permit, Construction Land Use Planning Permit, Construction Works Planning Permit, Notice of Land Use Consent and Construction Commencement Permit have been obtained for the subject development.

c. Guangzhou Construction has the rights to use and develop the property after paying the outstanding land premium and obtaining Land Use Rights Certificate.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively by the owner.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Guangzhou Construction BVI's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
84.	Cheng Zhong Building No. 42 Ba Chi Er Ma Road Dong Shan District Guangzhou The PRC	The property comprises certain office spaces within a 10-storey commercial building completed in December 1986. The gross floor area of the property is approximately 6,304 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied for office purpose. The property is leased to 偉城公司 with a total rent of approximately RMB31,370 per month expiring on 31st December, 2001.	43,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB40,850,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer are summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
85.	Level 1 of Block 4-5 Shui Yin Gang Dong Shan District Guangzhou The PRC	The property comprises various retailing units within a 9-storey building completed in December 1992. The gross floor area of the property is approximately 421 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied and used as a supermarket (宏城超市). The property is leased to 宏城超市 with a total rent of approximately RMB2,103 per month expiring on 31st August, 2003.	2,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,900,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
86.	Level 1 No. 165-171 De Zheng Zhong Road Dong Shan District Guangzhou The PRC	The property comprises various retailing units within a 9-storey building completed in December 1986. The gross floor area of the property is approximately 410 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied for commercial purpose.	2,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,900,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
87.	Basement Carpark Er Sha Dao Zone 15 Dong Shan District Guangzhou The PRC	The property comprises a basement providing not less than 160 carparking spaces within a low-rise residential development completed in 2000. The gross floor area of the property is approximately 7,138 square metres. See footnote for the land use right term.	As at the date of inspection, the property was vacant.	29,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB27,550,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes and 50 years for carparking purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
88.	Level 1 No. 100-104 Qing Shui Hao Dong Shan District Guangzhou The PRC	The property comprises one level of commercial spaces within a 9-storey building completed in October 1997. The gross floor area of the property is approximately 665 square metres. See footnote for land use right term.	As at the date of inspection, the property was occupied for commercial purposes.	7,800,000 (95% interest attributable to Guangzhou Construction BVI: RMB7,410,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
89.	Nan Feng Shopping Centre G1, 2, F1, 2, H1, 4 Jiang Nan Estate Phase I No. 148, 154 Jiang Nan Da Road Zhong Hai Zhu District Guangzhou The PRC	The property comprises certain retailing spaces on Level 1 and Level 2 of a 10-storey commercial/residential building completed in September 1985. The gross floor area of the property is approximately 6,030 square metres. Detailed breakdown is as follows: **Use** / **Gross Floor Area** (*Square metres*) Shops (Level 1): 2,596 Shops (Level 2): 3,434 Total: 6,030 See footnote for land use right term.	As at the date of inspection, the property was occupied and used as a shopping centre. The property is subject to a tenancy with a total rent of approximately RMB602,569 per month expiring on 1st January, 2002.	110,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB104,500,000)

Note:

As specified in a Real Estate Ownership Certificate dated 10th October, 1996 issued by Guangzhou Real Estate Administration Bureau, the property interest is held by Guangzhou Construction for a term of 40 years for commercial purposes commencing on 8th October, 1996.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
90.	Level 1 of Blocks 5-1, 2 Ke Yi Ming Ting Xing Tan Da Street Hai Zhu District Guangzhou The PRC	The property comprises one level of commercial spaces within a medium-rise building completed in December 1998. The gross floor area of the property is approximately 513 square metres. The property is held for a term of 70 years for residential purposes and 40 years for commercial purposes commencing on 10th March, 1999.	As at the date of inspection, the property was vacant.	2,500,000 (95% interest attributable to Guangzhou Construction BVI: RMB2,375,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
91.	Blocks 7-1, 2, 3 Jiang Nan Estate Phase IV No. 1-5 Xing Tan Da Street Hai Zhu District Guangzhou The PRC	The property comprises various residential units within an 8-storey building completed in July 1992. The gross floor area of the property is approximately 1,181 square metres. See footnote for land use right term.	As at the date of inspection, the property was occupied.	8,300,000 (95% interest attributable to Guangzhou Construction BVI: RMB7,885,000)

Note:

We have assumed that the property is held for a term of 70 years for residential purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
92.	Levels 1, 2 and Basement Block 7-12 Nan Kang Court Jiang Nan Estate Phase IV Bao Gang Da Road Hai Zhu District Guangzhou The PRC	The property comprises 3 levels of commercial spaces within an 8-storey building completed in June 1995. The gross floor area of the property is approximately 2,571 square metres. Detailed breakdown as follows: **Usage** / **Gross Floor Area** (*Square metres*) Shop (Level 1): 733 Shop (Level 2): 1,020 Shop (Basement): 818 Total: 2,571 See footnote (ii) for the land use right term.	As at the date of inspection, the property was vacant.	38,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB36,100,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
93.	Block 9-2 Jiang Nan Phase IV No. 35 Zi Yu Da Street Jiang Nan Xi Road Hai Zhu District Guangzhou The PRC	The property comprises 4 levels of commercial spaces providing a total gross floor area of approximately 3,440 square metres for commercial purposes. The detailed breakdown as follows: **Floor** — **Area** (*Square metres*) Level 1 and 2 — 1,737 Level B1 and B2 — 1,703 Total: — 3,440 See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied for commercial purposes.	30,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB28,500,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
94.	Block C Jiang Nan Phase I No. 74-76 Jiang Nan Da Road Zhong Hou Street Hai Zhu District Guangzhou The PRC	The property comprises various residential units within an 8-storey building completed in March 1982. The gross floor area of the property is approximately 520 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied.	1,600,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,520,000)

Note:

We have assumed that the property is held for a term of 70 years for residential purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
95.	Level 1 of Block 14 Yan Zi Gang No. 483 Jiang Nan Da Road Hai Zhu District Guangzhou The PRC	The property comprises one level of commercial spaces within a composite building completed in June 1989. The gross floor area of the property is approximately 997 square metres. The property is held for a term of 40 years for commercial purpose commencing on 18th January, 1996.	As at the date of inspection, the property was occupied for commercial purposes.	10,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB9,500,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii Opinion of the PRC lawyer is summarized as follows:

a. The property is held by 廣州龍城房產有限公司.

b. 廣州龍城房產有限公司 has secured valid land use right in the property for a term of 40 years for commercial use commencing on 18th January, 1996.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
96.	Carpark at Basement Levels 1 and 2 Ke Yi Ming Ting No. 6 Xing Tan Da Road Hai Zhu District Guangzhou The PRC	The property comprises 210 basement carparking spaces below multi-storey buildings completed in December 1998. The gross floor area of the property is approximately 13,300 square metres. The property is held for a term of 50 years for carparking purposes commencing on 10th March, 1999.	As at the date of inspection, the property was occupied and used as a basement carpark. The property is leased out with a total rent of approximately RMB57,660 per month expiring on 28th February, 2002.	37,800,000 (95% interest attributable to Guangzhou Construction BVI: RMB35,910,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
97.	Levels 1 and 2 of Block 2-9 Jiang Nan Estate Phase III No. 63 Jiang Nan Xi Road Hai Zhu District Guangzhou The PRC	The property comprises 2 retailing levels within a multi-storey building completed in December 1994. The gross floor area of the property is approximately 2,326 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied as a supermarket. The property is leased to 宏城超市 with a total rent of approximately RMB11,630 per month expiring on 31st December, 2002.	25,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB23,750,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
98.	Blocks 5-1, 2 Jiang Nan Estate Phase III No. 8-14 Zi Yu Da Street Hai Zhu District Guangzhou The PRC	The property comprises certain commercial spaces within a multi-storey building completed in June 1989. The gross floor area of the property is approximately 519 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied for commercial purposes.	4,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB3,800,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

a. The property is held by Guangzhou Construction.

b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
99.	Level 1 of Block 5-7 Jiang Nan Estate Phase III No. 7 Zi Yu Da Street Hai Zhu District Guangzhou The PRC	The property comprises various commercial units within a multi-storey building completed in June 1989. The gross floor area of the property is approximately 174 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was occupied and used for commercial purposes. The property is subject to a tenancy with a total rent of approximately RMB2,741 per month expiring on 7th August, 2003.	1,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB950,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
100.	Levels 1 to 3 of Blocks 2-11, 2-12 Jiang Nan Estate Phase IV Xing Yuan Da Street Hai Zhu District Guangzhou The PRC	The property comprises 3 levels of commercial spaces within a multi-storey building completed in October 1995. The gross floor area of the property is approximately 4,758 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied by 宏城超市配送中心. The property is leased to 宏城超市配送中心 with a total rent of approximately RMB23,789 expiring on 28th February, 2003.	50,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB47,500,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
101.	City Development Plaza No. 189 Ti Yu Xi Road Tian He District Guangzhou The PRC	The property comprises a 28-storey office building with 2-storey basement carpark, completed in December 1997. The gross floor area of the property sets out as follows: **Use** / **Gross floor area** *Square metres* Commercial 18,129 Office 37,882 Carpark 12,501 Total: 68,512 The property is held for a term of 40 years for commercial purposes commencing on 8th February, 2001.	As at the date of inspection, the property was occupied and used as follows: Level 1-4: shopping centre Level 5: clubhouse Level 6-28: office The basement carpark of the property is subject to a tenancy with a total rent of approximately RMB30,100 per month expiring on 28th February, 2002.	780,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB741,000,000)

Note:

As specified in a Real Estate Ownership Certificate dated 20th February, 2001 issued by Guangzhou Real Estate Administration Bureau, the property interest is held by Guangzhou Construction for a term of 40 years for commercial purposes commencing on 8th February, 2001.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
102.	Lu Hu Building (Hua Qiao Hotel) No. 123 Lu Jing Road Lake Lu Tian He District Guangzhou The PRC	The property comprises a 9-storey building completed in August 1989. The gross floor area of the property is approximately 10,911 square metres. See footnote (ii) for the land use right term.	As at the date of inspection, the property was under renovation. The property is leased to 廣州華僑大廈 with a total rent of approximately RMB199,650 per month expiring on 15th June, 2002.	52,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB49,400,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
103.	Hong Fa Building Tian He Nan Er Road Tian He District Guangzhou The PRC	The property comprises a 9-storey office/carpark building providing the following gross floor area for different uses: **Use** / **Gross floor area** *Square metres* Commercial 3,953 Carparking 14,999 Office 13,834 Total: 32,786 See footnote for the land use right term.	As at the date of inspection, the property was occupied and used for commercial, office and carparking purposes.	188,000,000 (81.26% interest attributable to Guangzhou Construction BVI: RMB152,768,800)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes and 50 years for other purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
104.	Basement Carpark Block M2-4 Ming Ya Mansion Phase II Tian He District Guangzhou The PRC	The property comprises 167 carparking spaces within a residential development completed in 1995. The gross floor area of the property is approximately 7,486 square metres. See footnote for the land use right term.	As at the date of inspection, the property was vacant.	30,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB28,500,000)

Note:

We have assumed that the property is held for a term of 50 years for carparking purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
105.	Level 1 to Level 8 Cheng Zhong Decoration Building No. 3 Tian He Bei Road Tian He District Guangzhou The PRC	The property comprises an 8-storey building completed in 1993. The gross floor area of the property is approximately 2,839 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied by 裝飾公司.	23,000,000 (97.68% interest attributable to Guangzhou Construction BVI: RMB22,466,400)

Note:

We have assumed that the property is held for a term of 50 years for office purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
106.	Basement Carpark Block C Hui Ya Mansion Nos. 215-253 Tian He Bei Road Tian He District Guangzhou The PRC	The property comprises 381 carparking spaces within a residential development completed in 2000. The gross floor area of the property is approximately 3,567 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as basement carpark. The property is leased out with a total rent of approximately RMB25,400 per month expiring on 28th February, 2002.	69,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB65,550,000)

Note:

We have assumed that the property is held for a term of 50 years for carparking purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
107.	Level 1 of Nos. 171-181 and Level 2 of Nos. 183-185 Ti Yu Xi Hang Street Tian He Southern Residential 4-32 Tian He District Guangzhou The PRC	The property comprises various office units within a multi-storey building completed in October 1992. The gross floor area of the property is approximately 1,379 square metres. The property is held for a term of 50 years for office purposes commencing on 2nd August, 1999.	As at the date of inspection, the property was occupied and used as office. The property is leased to 監理公司 with a total rent of approximately RMB20,684 per month expiring on 31st August, 2001.	5,500,000 (95% interest attributable to Guangzhou Construction BVI: RMB5,225,000)

Note:

We have assumed that the property is held for a term of 50 years for office purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
108.	Basement Carpark Ming Ya Mansion No. 7 Hua Xiao Street Tian He District Guangzhou The PRC	The property comprises 199 carparking spaces within a 2-storey basement carpark completed in 1995. The gross floor area of the property is approximately 7,100 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as basement carpark. The property is leased out with a total rent of approximately RMB39,800 per month expiring on 28th February, 2002.	36,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB34,200,000)

Note:

We have assumed that the property is held for a term of 50 years for carparking purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
109.	Basement Levels 1 and 2 Tian Hui Count No. 18 Tian He Dong Road Tian He District Guangzhou The PRC	The property comprises 95 carparking spaces within a 2-storey basement carpark completed in March 2000. The gross floor area of the property is approximately 5,900 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as basement carpark.	17,100,000 (95% interest attributable to Guangzhou Construction BVI: RMB16,245,000)

Note:

We have assumed that the property is held for a term of 50 years for carparking purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
110.	Composite Building and Carpark No. 111 Ti Yu Xi Heng Street Tian He Southern Residential 4-28 Tian He District Guangzhou The PRC	The property comprises various office units and 88 carparking spaces within a 6-storey building completed in June 1997. The gross floor area of the property sets out as follows: **Use** — **Gross floor area** (*Square metres*) Carparking — 5,800 Commercial — 5,646 *Total:* — 11,446 The property is held for a term of 50 years for office and carparking purposes commencing on 31st December, 1998.	As at the date of inspection, the property was occupied for office and carparking purposes.	44,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB41,800,000)

Note:

As specified in a Real Estate Ownership Certificate dated 12th January, 1999 issued by Guangzhou Real Estate Administration Bureau, the property interest is held by Guangzhou Construction for a term of 50 years for office and carparking purposes commencing on 31st December, 1998.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
111.	Levels 1, 2 and Basement Tian Xing Court No. 450 Tian He Bei Road Tian He Northern Residential 6-1, 2 Tian He District Guangzhou The PRC	The property comprises 2 levels of retailing spaces and carparking spaces within a residential development completed in June 1995. The gross floor area of the property is approximately 4,934 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as supermarket. The property is leased to 宏城超市 with a total rent of approximately RMB33,160 per month expiring on 31st December, 2002.	65,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB61,750,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial use and 50 years for carparking use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
112.	Block M37 Ming Ya Mansion Tian He District Guangzhou The PRC	The property comprises various retailing units within a low-rise building completed in December 1994. The gross floor area of the property is approximately 1,596 square metres. See footnote (ii) for the land use right term.	At the date of inspection, the property was occupied and used as a club house.	2,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB1,900,000)

Notes:

i. As specified in a Guangzhou Property Titleship Certificate, the property interest is held by Guangzhou Construction.

ii. We have assumed that the property is held for a term of 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

iii. Opinion of the PRC lawyer is summarized as follows:

   a. The property is held by Guangzhou Construction.

   b. Guangzhou Construction has completed all relevant land grant procedure in securing valid land use rights in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
113.	Tian He Western Residential 1-3 No. 127 Tian He Xi Road Tian He District Guangzhou The PRC	The property comprises various commercial units within a composite building completed in December 1995. The gross floor area of the property is approximately 3,717 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as supermarket.	18,600,000 (95% interest attributable to Guangzhou Construction BVI: RMB17,670,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
114.	Jia Sheng Shopping Centre Tian He Southern Residential 9-8, 9, 18, 19 Tian He District Guangzhou The PRC	The property comprises 3 levels of retailing spaces within a multi-storey building completed in December 1993. The gross floor area of the property is approximately 6,838 square metres. Detailed breakdown as follows: **Level** / **Area** *(sq.m.)* Level 1 3,032 Level 2 3,153 Level 3 653 Total: 6,838 See footnote for the land use right term.	As at the date of inspection, the property was occupied and used as supermarket.	58,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB55,100,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
115.	Levels 1 and 2 Tian He Southern Residential 9-20 No. 19 Ti Yu Dong Heng Street Tian He District Guangzhou The PRC	The property comprises 2 levels of commercial spaces within a mutli-storey building completed in March 1992. The gross floor area of the property is approximately 1,111 square metres. The property is held for a term of 40 years for commercial purposes commencing on 18th June, 2000.	As at the date of inspection, the property was occupied and used as supermarket.	5,000,000 (95% interest attributable to Guangzhou Construction BVI: RMB4,750,000)

Note:

As specified in a Real Estate Ownership Certificate dated 22nd June, 2000 issued by Guangzhou Real Estate Administration Bureau, the property interest is held by Guangzhou Construction for a term of 40 years for commercial purposes commencing on 18th June, 2000.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
116.	Tian He Southern Residential 9-21 No. 3 Liu Yun Liu Street Tian He District Guangzhou The PRC	The property comprises various commercial units within a multi-storey building completed in December 1993. The gross floor area of the property is approximately 609 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied.	2,700,000 (95% interest attributable to Guangzhou Construction BVI: RMB2,565,000)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
117.	White Horse Commercial Building No. 16 Zhan Nan Road Yue Xiu District Guangzhou The PRC	The property comprises a 10-storey commercial building with basement carpark. The gross floor area of the property sets out as follows: **Use** — **Gross floor area** (*Square metres*) Carpark — 6,255 Commercial — 49,179 Others — 186 Total: — 55,620 The property is held for a term of 40 years for commercial purposes commencing on 9th March, 2000.	As at the date of inspection, the property was occupied and used as a shopping centre.	1,090,000,000 (72.31% interest attributable to Guangzhou Construction BVI: RMB788,179,000)

Note:

As specified in a Real Estate Ownership Certificate dated 22nd March, 2000 issued by the Guangzhou Real Estate Administration Bureau, the property interest is held by Guangzhou Construction for a term of 40 years for commercial purposes commencing on 9th March, 2000.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
118.	Level 1 and Level 2 No. 55 Pan Fu Road Guangzhou The PRC	The property comprises commercial spaces within a 9-storey building. The gross floor area of the property is approximately 658 square metres. See footnote for the land use right term.	As at the date of inspection, the property was occupied and used for commercial pruposes.	6,000,000 (72.316% interest attributable to Guangzhou Construction BVI: RMB4,338,960)

Note:

We have assumed that the property is held for a term of 40 years for commercial purposes commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

31st December, 2001

The Directors
Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions to value certain property interests of Super Gain Development Limited (盛德發展有限公司) (referred to as "Super Gain") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquires and obtained such further information as we consider necessary for the purpose of providing the capital values of such property interests as at 31st October, 2001 (referred to as the "valuation date").

This letter which forms part of our valuation report explains the basis and methodology of valuation, and clarifies our assumptions made, titleship of properties and the limiting conditions.

BASIS OF VALUATION

The valuation of such property interests is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

VALUATION METHODOLOGY

Unless stated as otherwise, all property interests are valued by the comparison method where comparison based on prices realised or market prices of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Similar approach is applied to valuation of land for development where land comparables were analysed and adjusted for application in the valuation. However, the residual method of valuation was used as a counter-check of the results derived from direct comparison method. In principle, the residual method is to estimate the present capital value of the future development and to deduct therefrom the cost of all the works and other expenses necessary to put the property into the state to command such value and an allowance for developer's risks.

In arriving at our valuations for those properties under development, we have taken into account the development costs already expended on the appraised properties. The capital value when completed represents our estimate of the open market value of the completed development as at the valuation date.

In undertaking our valuation for the property interests which are held for future development, we have considered their development or redevelopment potential.

Where properties are let to the parties outside Super Gain, the amount of rent payable on the valuation date was capitalized for the residue period of the lease. Full market rent was applied for capitalization after the current lease expired. The comparison method is also adopted to obtain the full market rental value.

ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the property interests on the open market in their existing states without the benefit of any deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangement which would serve to increase the value of the property interests.

As the properties are held under long term Land Use Rights, we have assumed that the owners of the property interests have free and uninterrupted rights to use or transfer the property interests for the whole of the unexpired term of the respective Land Use Rights. In our valuation, we have assumed that the property interests can be freely disposed of and transferred to third parties on the open market without any additional payment to the relevant government authorities. Unless stated as otherwise, vacant possession is assumed for the properties concerned.

For those properties of which the land use rights is granted by the government with land premium being paid by instalments, we have valued them on the basis that the purchasers will honour their contracts and settle the outstanding sums in accordance with the agreed payment terms so as to secure valid interests in the properties.

With regard to the properties under development, we have valued them on the assumption that they are developed in accordance with development proposals or building plans given to us. We have assumed that all consents, approvals and licenses from relevant government authorities for the properties under development have been granted.

Where the properties are held for future development, we have assumed that they will be developed or redeveloped immediately after successful site assembly, termination of existing tenancies, completion of negotiation with government or obtaining approval of building plans.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the site held by the owner or permitted to be occupied by the owner. In addition, we assumed that no encroachment or trespass exists, unless noted in the report.

No environment impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

Other special assumptions of each property, if any, have been stated out in the footnotes of the valuation certificate for the respective properties.

TITLESHIP INVESTIGATION

We have been provided with copies of legal documents regarding the properties under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the properties in the PRC.

In the course of our valuation, we have relied upon the legal opinions as stated in the property title report dated 31st December, 2001 given by Z & T Law Firm (referred to as the "PRC Lawyer") in relation to the legal title to and the nature of the land interests in the properties concerned.

As disclosed in the relevant PRC legal opinion and set out in the respective footnotes in the valuation certificate, in respect of some of the property interests of which further approvals and consents and land premium payments remain outstanding, the valuation is based on the assumption that there is no major difficulty for Super Gain or its subsidiaries to obtain such approvals and consents and that Super Gain or its subsidiaries shall settle such outstanding land premium accordingly.

All legal documents disclosed in this report, if any, are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this report.

LIMITING CONDITIONS

We have not carried out detailed site measurements to verify the correctness of the land or building areas in respect of the relevant properties but have assumed that the areas shown on the legal documents provided to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of all the properties included in the attached valuation certificates. However, no structural survey has been made and we are therefore unable to report as to whether the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for any property development. Our valuation is made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by Super Gain, and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of those properties in which Super Gain has valid interests. We have had no reason to doubt the truth and accuracy of the information provided to us by them. We were also advised by Super Gain that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

No allowances have been made in our valuation for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

OPINION OF VALUE

The summary of valuation and the respective valuation certificates enclosed have already shown the capital values of each individual property interests.

REMARKS

All property interests are dominated in Renminbi (RMB). Where applicable, an exchange rate of HK$1 to RMB1.06 was adopted.

We enclose herewith the summary of valuation and the valuation certificates.

This valuation report is issued subject to our general service conditions.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED
K. K. Ip
BLE, MRICS, AHKIS, RPS (GP)
Managing Director

Note: Mr. K. K. Ip, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has substantial experience in valuation of properties in the PRC and Hong Kong since 1992.

SUMMARY OF VALUATION

Group I — Property Interests held For Sale

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
1.	Basement Carpark and 4 Shop Units on Level 1 Xiang Tai Court Charcon Garden Sanyuan Li Bai Yun District Guangzhou PRC	22,800,000	100	22,800,000
2.	Xiangkang Commercial Plaza Sanyuan Li Bai Yun District Guangzhou PRC	215,000,000	100	215,000,000
3.	Huang Shi Garden 5-1 & 2 Bai Yun District Guangzhou PRC	61,400,000	80	49,120,000
4.	New Age Plaza Ancillary building No. 11 Jianshe San Road Dong Shan District Guangzhou PRC	6,500,000	44	2,860,000
5.	Phase II of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	64,400,000	28.20	18,160,800

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
6.	Phase I of Springland Garden Block 12 and Block 13 Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	31,000,000	76.50	23,715,000
7.	Junhui Complex Tian He Southern Residential 1-1, 2, 3 Tian He District Guangzhou PRC	203,000,000	80	162,400,000
8.	Galaxy City Zhu Jiang Estate E2-1 and E2-2 Tian He District Guangzhou PRC	1,550,000,000	80	1,240,000,000
9.	Nan Zhen Building Western side of Nan Zhen Bridge Ding Hai District Zhoushan PRC	17,400,000	38	6,612,000
Group II — Property Interests held Under Development				
10.	Area 3-11 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	24,000,000	80	19,200,000
11.	Area 1-10 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	110,000,000	80	88,000,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
12.	Tian He Rail Station East - Commercial Plaza Tian He District Guangzhou PRC	750,000,000	80	600,000,000
13.	Guangzhou Sports Stadium Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	550,000,000	100	550,000,000
14.	Land Lot No. RJ-1 MTR Junction of Zhongshan Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	339,000,000	92	311,880,000
15.	Yue Xiu Plaza Xinkai Road Xi Gang District Dalian PRC	181,000,000	100	181,000,000
Group III — Property Interests held for Future Development				
16.	Area 1-9 Huang Shi Garden Bai Yun District Guangzhou PRC	43,000,000	80	34,400,000
17.	Area 1-10 Huang Shi Garden Bai Yun District Guangzhou PRC	25,000,000	80	20,000,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
18.	Area 5-3 Huang Shi Garden Bai Yun District Guangzhou PRC	22,000,000	80	17,600,000
19.	Er Sha Dao Zone 4 Dong Shan District Guangzhou PRC	143,000,000	80	114,400,000
20.	Er Sha Dao Zone 10 Dong Shan District Guangzhou PRC	68,000,000	80	54,400,000
21.	New Age Plaza Main Building No. 11 Jianshe San Road Dong Shan District Guangzhou PRC	103,000,000	44	45,320,000
22.	Phase III of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	220,000,000	28.20	62,040,000
23.	Phase II of Xiang Xing Estate Fangcun Main Road Fang Cun District Guangzhou PRC	44,000,000	40	17,600,000
24.	Chi Gang Qiao Western Area 1, 2, 3 Hai Zhu District Guangzhou PRC	158,000,000	80	126,400,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
25.	Chi Gang Qiao Western Area 4, 5 Hai Zhu District Guangzhou PRC	78,000,000	80	62,400,000
26.	Area 1, 4 Phase IV of Jiang Nan Estate Hai Zhu District Guangzhou PRC	235,000,000	80	188,000,000
27.	Phase II & III of Springland Garden Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	881,000,000	76.50	673,965,000
28.	Lots A, B, C Huangsha Metro Station Huangsha Main Road Li Wan District Guangzhou PRC	115,000,000	26.66	30,659,000
29.	Area E-3-1, E-3-3, E-4-1, E-4-3, E-6-2 Zhu Jiang Estate Tian He District Guangzhou PRC	836,000,000	80	668,800,000
30.	Land Lot No. N4 Junction of Dongfeng Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	116,000,000	80	92,800,000

No.	Property	Capital value in existing state as at 31st October, 2001 *RMB*	Interest attributable to Super Gain *(%)*	Capital value attributable to Super Gain as at 31st October, 2001 *RMB*
31.	Yue Xiu Building Junction of Dongfeng Zhong Road and North-east of Xiaobei Road Yue Xiu District Guangzhou PRC	384,000,000	38.25	46,880,000
32.	Land Parcel at Yang He Village Bei Xing County Huadu City Guangzhou PRC	28,000,000	100	28,000,000
33.	Haikou Garden Plaza Financial Zone Haikou City Hainan PRC	100,000,000	31.2	31,200,000
34.	China Perfect Square Office Complex Zhongshan Bei Road Shanghai PRC	361,000,000	25	90,250,000
35.	Ban Tian Industrial Development Zone Bu Ji County Shenzhen PRC	2,000,000	100	2,000,000
	Group IV — Property Interests held for Investment			
36.	Jin Han Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	74,000,000	100	74,000,000
	Total:	8,161,500,000		5,971,861,800

VALUATION CERTIFICATE

Property Interests held by Super Gain Development Limited

Group I — Property Interests held For Sale

	Property	**Description and tenure**	**Particulars of occupancy**	**Capital value in existing state as at 31st October, 2001** *RMB*
1.	Basement Carpark and 4 Shop Units on Level 1 Xiang Tai Court Charcon Garden Sanyuan Li Bai Yun District Guangzhou PRC	The property comprises 4 shop units and 125 carparking spaces with gross floor areas of approximately 705 square metres and 3,423 square metres respectively within a commercial/residential development. The development was completed in 1995. The property is held for a term of 70 years for residential/commercial portion commencing on 31st January, 1992.	As at the date of inspection, the property was vacant.	22,800,000 (100% interest attributable to Super Gain: RMB22,800,000)

Notes:

i. As specified in 2 sets of Land Use Rights Certificate dated 6th June, 1992 and 9th July, 1992 issued by 廣州市房地產管理局, the property interest is held by 香港祥港發展有限公司 for a term of 70 years for residential/commercial purposes commencing on 31st January, 1992.

ii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property was developed by Guangzhou Charcon Real Estate Co., Ltd. (廣州市祥港房地產開發有限公司) which is a wholly owned subsidiary of 祥港發展有限公司.

   b. The property is held by 祥港發展有限公司 for a land use right term of 70 years for residential / commercial purposes for the periods of 31st January, 1992 to 31st January, 2062 and 30th June, 1992 to 30th June, 2062 respectively.

   c. The owner has the rights to use, develop and sell the property according to law.

iii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Construction Commencement Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
2.	Xiangkang Commercial Plaza Sanyuan Li Bai Yun District Guangzhou PRC	The property comprises office units, shop spaces and underground carparking spaces in an 11-storey commercial building completed in 1997. The building located at the northern side of Xianggang Garden and the southern side of Guanghua Road. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Office 18,122 Shop 9,745 Basement carpark 3,477 Total: 31,344 The property is held for a term of 70 years for residential/commercial/office purposes commencing on 31st January, 1992.	As at the date of inspection, the property was vacant.	215,000,000 (100% interest attributable to Super Gain: RMB215,000,000)

Notes:

i. As specified in a Land Use Rights Certificate dated 6th June, 1992 issued by 廣州市房地產管理局, the property interest is held by 香港祥港發展有限公司 for a term of 70 years for residential/commercial purposes commencing on 31st January, 1992.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property was developed by Guangzhou Charcon Real Estate Co., Ltd. (廣州市祥港房地產開發有限公司) which is a wholly owned subsidiary of 祥港發展有限公司.

b. The property is held by 祥港發展有限公司 for a land use right term of 70 years for residential / commercial purposes for the periods of 31st January, 1992 to 31st January, 2062 and 30th June, 1992 to 30th June, 2062 respectively.

c. The owner has the rights to use, develop and sell the property.

iii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:

Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A

Document relating to Property Title:

Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A

Document relating to Planning and Construction:

Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Construction Commencement Permit	N/A
Completion Certificate	Yes

Others:

Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
3.	Huang Shi Garden 5-1 & 2 Bai Yun District Guangzhou PRC	The property comprises shop spaces and underground carparking spaces within two 14-storey residential towers, one of which is a twin tower while another one is a single tower. All of the two towers together with a three-storey commercial podium form part of a commercial/residential block. The development was completed in 1997. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Shop: 7,676 Basement: 4,345 Total: 12,021 The property is held under a Land Use Rights Grant Contract for a term of 40 years for commercial portion and 50 years for others commencing on 16th June, 1994	As at the date of inspection, the property was vacant.	61,400,000 (80% interest attributable to Super Gain: RMB49,120,000)

Notes:

i. As specified in a Construction Land Use Planning Permit dated 8th Decemeber, 1997 the planning of the subject development from Guangzhou Construction was approved.

ii As specified in a Land Use Rights Grant Contract dated 18th March, 1994 entered into between Guangzhou Construction and the State-owned Land Administration Bureau of Guangzhou (廣州市國土局), the property interest is granted to Guangzhou Construction.

iii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 (the "Joint Venture Agreement") between Guangzhou Construction ("Party A"), and May View Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Central Funds City Real Estates Co. Ltd. with profit sharing ratio of 20% and 80% respectively was established to develop the property.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property was developed by Guangzhou Central Funds City Real Estates Co., Ltd. (廣州市中基城市房產有限公司).

   b. Guangzhou Central Funds City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and May View Investment Limited with 20% and 80% interests respectively.

c. According to a Land Use Rights Grant Contract entered into between Guangzhou Construction and the Guangzhou State-owned Land Administration Bureau, the property is granted to Guangzhou Construction for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purpose and 50 years for other purposes, commencing on the issue date of Construction Land Use Approval.

d. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Central Funds City Real Estates Co., Ltd.

e. Guangzhou Central Funds City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining all relevant permits, approvals, Land Use Rights Certificate, Construction Works Planning Permit, Construction Land Use Planning Permit, Construction Work Commencement Permit and Pre-sale Permit.

v. In respect of the property interests of which further approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay the outstanding land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
4.	New Age Plaza Ancillary Building No. 11 Jianshe San Road Dong Shan District Guangzhou PRC	The property comprises certain office units within an 8-storey commercial building completed in 1980 and renovated in 1996. The building is abutting onto a narrow but busy street and its main entrance is on Jianshe Heng Road. The gross floor area of the office spaces is 1,007 square metres. The property is held under a land use rights grant contract for a term of 50 years for office portion and 40 years for commercial portion commencing on 6th May, 1996.	As at the date of inspection, the property was vacant.	6,500,000 (44% interest attributable to Super Gain: RMB2,860,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 9th January, 1996 entered into between the State Land Administration Bureau of Guangzhou and Guangdong Xinshidai Real Estate Ltd., the property interest is held by Guangdong Xinshidai Real Estate Ltd. for a term of 50 years for office and 40 years for commercial portion commencing on 6th May, 1996.

ii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 18th December, 1993 and subsequent amendment contracts dated 19th September, 1997 and 5th July, 1999 among 廣東省建設發展公司 ("Party A"), New Union Investments (China) Limited ("Party B") and Top Health International Ltd. ("Party C") (a wholly-owned subsidiary of Super Gain), a co-operative joint venture company namely Guang Dong Xin Shi Dai Real Estate Ltd. was established to develop the property. The ratio of the registered capital contribution of the respective parties in the joint venture are 10%, 45% and 45% whilst the profit sharing ratio are 12%, 44% and 44%.

iii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property was developed by Guang Dong Xin Shi Dai Real Estates Ltd. (廣東新時代房地產有限公司).

   b. The property is held by Guang Dong Xin Shi Dai Real Estates Ltd. which is a sino-foreign joint venture enterprise established by (廣東省建設發展總公司), New Union Investments (China) Limited and Top Health International Limited with 12%, 44% and 44% interests respectively.

   c. Construction Land Use Approval and Pre-sale Permit have been issued to Guang Dong Xin Shi Dai Real Estate Ltd.

   d. Guang Dong Xin Shi Dai Real Estate Ltd. has the rights to use the property after paying the land premium and obtaining a Land Use Rights Certificate.

iv. In respect of the property interests of which land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to pay the outstanding land premium.

v. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
5.	Phase II of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	The property comprises residential units and shop spaces within Phase II of a development namely Glorious City Garden which was built on part of a development site with an area of approximately 49,961 square metres and comprising Phase I, II and III. Phase II of the development was completed in 2000. The gross floor area of the property is set out as follows: **Use** — **Gross floor area** (*Square metres*) Residential — 553 Shop — 5,000 Total: — 5,553 The property is held for a term of 70 years for residential and 40 years for commercial portions commencing on 16th July, 1997.	As at the date of inspection, the property was vacant.	64,400,000 (28.20% interest attributable to Super Gain: RMB18,160,800)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 12th December, 1996 entered into between 廣州市國土局 and 廣州新越房地產開發有限公司, the property interest is granted to 廣州新越房地產開發有限公司 for a term of 70 years for residential purpose.

ii. According to a Joint Venture Agreement dated 20th December, 1993, the subject development was developed by 廣州新越房地產開發有限公司 which is a co-operative joint venture company established by 廣州越興房地產開發公司 ("Party A") and KRI-Mark Investment Limited ("Party B").

iii. As specified in the Joint Venture Agreement, Party A would contribute the subject development site and Party B would be responsible for the development costs and site clearance costs for the project. In return, Party A and Party B shall be entitled to 6% and 94% floor space of the completed development.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is held and developed by 廣州市新越房地產開發有限公司 which is a sino-foreign joint venture enterprise established by 廣州市越興房地產開發有限公司 and Krimark Investments Limited.

   b. Documents such as Pre-Sale Permit and Construction Land Use Approval have been obtained by 廣州市新越房地產開發有限公司 for the subject development whilst Construction Land Use Planning Permit has been obtained by 廣州市越興房地產開發有限公司.

   c. 廣州市新越房地產開發有限公司 has the rights to use the property after paying the land premium and obtaining Land Use Rights Certificate, Construction Works Planning Permit and Construction Commencement Permit.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay the outstanding land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
6.	Phase I of Springland Garden Block 12 and Block 13 Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	The property comprises certain residential units and underground carparking spaces in two towers of 22-storey residential buildings completed in 2000. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Residential 5,468 Basement carpark 2,642 Total: 8,110 See footnote (v) for the land use right term.	As at the date of inspection, the property was vacant.	31,000,000 (76.50% interest attributable to Super Gain: RMB23,715,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 28th June, 1992 and supplementary contract dated 28th August, 1992 entered into between the Town Construction Committee of Guangzhou and Yue Xiu Enterprises Limited, the property interest is granted to Yue Xiu Enterprises Limited.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property was developed by Guangzhou Charcon Real Estate Co., Ltd. (廣州市祥港房地產開發有限公司) which is a wholly owned subsidiary of 祥港發展有限公司.

b. Documents such as Construction Land Use Planning Permit, Construction Land Use Approval and Construction Works Planning Permit have been obtained for the subject development.

c. Guangzhou Charcon Real Estate Co., Ltd. has the rights to use, develop and sell the property after finishing transfer of titleship and obtaining the Land Use Rights Certificate, Construction Commencement Permit and Pre-sale Permit.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding, the valuation is based on the assumption that there is no impediment for the developer to obtain such outstanding approvals and consents.

iv. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

v. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	Yes
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
7.	Junhui Complex Tian He Southern Residential 1-1, 2 and 3 Tian He District Guangzhou PRC	The property comprises residential units, shop spaces and underground carparking spaces in three 23-storey commercial/residential buildings with two basement levels. The property was completed in 2000. The gross floor area of the property is set out as follows: **Use** / **Gross floor area** (*Square metres*) Residential 2,098 Shop 8,561 Basement carpark 8,821 Total: 19,480 The property is held for a term of 70 years for residential purpose, 40 years for commercial purpose, and 50 years for other purposes, commencing on 18th September, 1998.	As at the date of inspection, the property was vacant.	203,000,000 (80% interest attributable to Super Gain: RMB162,400,000)

Notes:

i. As specified in Land Use Rights Grant Contract dated 27th January, 1997 entered into between 廣州市國土局 and 廣州市城市建設開發總公司, the property interest is granted to 廣州市城市建設開發總公司 for a term of 70 years for residential use, 40 years for commercial use, and 50 years for industrial use or other uses.

ii. As specified in a Land Use Rights Certificate dated 17th June, 1999 issued by 廣州市國土局, the property interest is held by 廣州市高展城市房地產有限公司 for a term of 70 years for residential use, 40 years for commercial use, and 50 years for industrial use or other uses with unknown commencement date.

iii. Opinions of the PRC Lawyer are summarized as follows:

a. The property was developed by Guangzhou Bright Growth City Real Estates Co., Ltd. (廣州市高展城市房產有限公司) which is a sino-foreign enterprise established by Guangzhou Construction and Bright Growth Investment Limited with 20% and 80% interests respectively.

b. The property is held by Guangzhou Bright Growth City Real Estates Co., Ltd. for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purposes and 50 years for other purposes commencing from the issuance date of Construction Land Use Approval, that is 18th September, 1998.

c. Documents such as Construction Land Use Aproval, Construction Work Planning Approval, Construction Works Planning Qualification Certificate and Land Use Rights Certificate have been obtained for the subject development.

d. Guangzhou Bright Growth City Real Estates Co., Ltd. has the rights to use, develop and sell the property after obtaining the Construction Commencement Permit and Pre-sale Permit.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding, the valuation is based on the assumption that there is no impediment for the developer to obtain such outstanding approvals and consents.

v. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	N/A

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*
8.	Galaxy City Zhu Jiang Estate Land Lot No. E2-1 and E2-2 Tian He District Guangzhou PRC	The property comprises a parcel of land with an area of approximately 28,927 square metres on which eight 33-storey residential/commercial buildings with two basement levels to be completed by the end of this year. The gross floor area of the property is set out as follows:	1,550,000,000 (80% interest attributable to Super Gain: RMB1,240,000,000)

Use	Gross floor area *Square metres*
Residential	163,060
Shop	13,042
Basement	28,380
Club House	12,688
Total:	217,170

See footnote (i) for the land use right term.

Notes:

i. As specified in a Land Use Rights Grant Supplement Contract dated 10th October, 1996 entered into by the State Land Administration Bureau of Guangzhou, the property interest is jointly held by Guangzhou Million Top City Real Estates Co., Ltd. (廣州市萬升城市房產有限公司), Guangzhou Winner City Real Estates Co., Ltd. (廣州市永力城市房產有限公司), Guangzhou Cowan City Real Estates Co., Ltd. (廣州市廣運城市房產有限公司) and Guang Zhou Carry Win City Real Estates Co., Ltd. (廣州市致勝城市房產有限公司) for a term of 70 years for residential portion and 40 years for commercial portion commencing from the date of Construction Land Use Approval to be issued.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being jointly developed by Guangzhou Million Top City Real Estates Co., Ltd. (廣州市萬升城市房產有限公司), Guangzhou Winner City Real Estates Co., Ltd. (廣州市永力城市房產有限公司), Guangzhou Cowan City Real Estates Co., Ltd. (廣州市廣運城市房產有限公司) and Guang Zhou Carry Win City Real Estates Co., Ltd. (廣州市致勝城市房產有限公司).

b. The above-mentioned four companies are sino-foreign joint venture enterprises all established by Guangzhou Construction and Carry Win Investment Limited with 20% and 80% interests in each of the companies respectively.

c. The property is held under a Land Use Rights Grant Supplement Contract entered into between Guangzhou State-owned Land Administration Bureau and the above-mentioned four joint venture companies.

d. The Construction Land Use Approval and Construction Works Planning Permit have been obtained for the subject development.

e. The four companies have the rights to use and develop the property after paying the land premium and obtaining Land Use Rights Certificate.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

v. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	No
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	No
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
9.	Nan Zhen Building Western side of Nan Zhen Bridge Ding Hai District Zhoushan PRC	The property comprises office spaces and carparking spaces in a 14-storey commercial building completed in 1999. The gross floor area of the property is set out as follows: **Use** — **Gross floor area** *Square metres* Office — 5,806 Carpark — 200 Total: — 6,006 The property is held under a land use rights certificate for a term of 50 years commencing on 4th May, 1995.	As at the date of inspection, 10/F and 14/F of the property was vacant, 5/F and 9/F for self-use, 6/F to 8/F and 11/F to 13/F are leased to various individual tenants with a total annual rent of RMB 580,000.	17,400,000 (38% interest attributable to Super Gain: RMB6,612,000)

Notes:

i. As specified in a Land Use Rights Certificate dated 4th May, 1995 and a Land Use Rights Grant Contract dated 14th July, 1994 both issued or entered into by the State Land Administration Bureau of Zhoushan, the property interest is held by Zhoushan Xin Yuan Real Estate Development Co., Ltd. for a term of 50 years commencing on the date of the relevant Land Use Certificate i.e. 4th May, 1995.

ii. Pursuant to a Joint Venture Agreement dated 25th March, 1995 among 舟山市船舶工業總公司 ("Party A"), 上海市南浦大橋地區綜合開發公司 ("Party B") and Eternal Fine International Limited ("Party C"), a joint venture company namely Zhoushan Xinyuan Real Estate Development Co., Ltd. with equity sharing ratio of 42%, 20% and 38% respectively was established to develop the property.

iii. The joint venture has been approved by the People's Government of Zhoushan and has been registered with the State Administration for Industry and Commerce as revealed by a Business Licence issued on 11th May, 1995.

iv. The aforesaid development scheme has been approved by the Town and Village Construction Committee via a Construction Works Planning Permit dated 11th December, 1995 and a Construction Land Planning Permit dated 24th October, 1995.

v. Opinions of the PRC Lawyer are summarized as follows:

   a. The property was developed by Zhoushan Xinyuan Real Estate Development Co., Ltd. 舟山鑫源房地產開發有限公司 which is a sino-foreign joint venture enterprise established by 舟山市船舶工業總公司, 上海南浦大橋地區綜合開發公司 and Eternal Fine International Limited with 42%, 20% and 38% interests respectively.

   b. Documents such as Construction Land Use Planning Permit, Construction Works Planning Permit, Land Use Rights Certificate and Pre-sale Permit have been obtained for the subject development.

c. Zhoushan Xinyuan Real Estate Development Co., Ltd. has the rights to use the property after paying the land premium and obtaining Construction Land Use Approval and Developer's Qualification Certificate.

vi. In respect of the property interests of which some of the approvals and consents are outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay the outstanding land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	N/A
Construction Land Use Planning Permit	N/A
Construction Land Use Approval	N/A
Construction Works Planning Permit	N/A
Completion Certificate	No
Others:	
Presale Permit	N/A

Group II — Property Interests held Under Development

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when Completed as at 31st October, 2001 *RMB*
10.	Area 3-11 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 3,104 square metres on which a medium-rise commercial/ residential building is proposed to be developed.	24,000,000 (80% interest attributable to Super Gain: RMB19,200,000)	10,000,000 (80% interest attributable to Super Gain: RMB8,000,000)	42,000,000 (80% interest attributable to Super Gain: RMB33,600,000)

As at the date of inspection, upto 7 levels of superstructure was completed. As advised by Super Gain, the total gross floor area of the development will be 7,307 square metres which will comprise the following:

Use	Gross floor area *Square metres*
Shop	1,172
Residential	6,135
Total:	7,307

As advised by Super Gain, construction work will be completed by the end of year 2002.

The property is held under a Land Use Rights Grant Contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing on 18th January, 2001.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 10th March, 1999 and its supplement dated 18th January, 2001, entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Guangxiu City Real Estates Co. Ltd.

ii. According to a Construction Land Use Approval dated 11th April, 2001 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Guangxiu City Real Estates Co. Ltd.

iii. A development scheme with a total gross floor area of 7307 square metres has been approved by the Town Planning Bureau of Guangzhou (廣州市城市規劃局)via a Construction Works Planning Permit issued on 29th June, 2000.

iv. Approximately RMB9,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

v. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 between Guangzhou Construction ("Party A"), and Chinaweal Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Guangxiu City Real Estates Co. Ltd. with profit sharing ratio of 20% and 80% respectively was established to develop the property.

vi. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Guangzhou Guangxiu City Real Estates Co., Ltd. (廣州市廣秀城市房產有限公司).

b. Guangzhou Guangxiu City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and Chinaweal Investment Limited with 20% and 80% interests respectively.

c. The property is held by Guangzhou Guangxiu City Real Estates Co., Ltd. under a Land Use Rights Grant Contract entered into between Guangzhou Guangxiu City Real Estates Co., Ltd. and Guangzhou State-owned Land Administration Bureau.

d. Documents such as Construction Land Use Planning Permit, Construction Works Planning Permit and Construction Land Use Approval have been obtained for the subject development.

e. Guangzhou Guangxiu City Real Estates Co., Ltd. has the rights to use and develop the property after paying the land premium and obtaining the Land Use Rights Certificate and Construction Commencement Permit.

vii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

viii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
11.	Area 1-10 Phase III of Jiang Nan Estate Hai Zhu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 6,200 square metres on which a 31-storey residential/commercial building is proposed to be developed.	110,000,000 (80% interest attributable to Super Gain: RMB88,000,000)	170,000,000 (80% interest attributable to Super Gain: RMB136,000,000)	355,000,000 (80% interest attributable to Super Gain: RMB284,000,000)

As at the date of inspection, foundation works for the property was being carried out. As advised by Super Gain, the total gross floor area of the development will be 60,904 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Shop	12,315
Residential	38,076
Basement carpark	8,215
Others	2,298
Total:	60,904

As advised by Super Gain, construction work will be completed by the end of year 2003. The property is held under a Land Use Rights Grant Contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval i.e. 21st May, 2001.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 10th March, 1999, entered into by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

ii. A Construction Land Use Approval, a Construction Land Use Planning Permit and a Construction Work Planning Permit have been issued in the name of Guangzhou Honour City Real Estates Co. Ltd.

iii. Approximately RMB10,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iv. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 and its supplement dated 5th January, 2001 (the "Joint Venture Agreement") between Guangzhou Construction ("Party A"), and Sincere Land Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Honour City Real Estates Co. Ltd. with profit sharing ratio of 20% and 80% respectively was established to develop the property.

v. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Guangzhou Honour City Real Estates Co., Ltd. (廣州市安威城市房產有限公司).

b. Guangzhou Honour City Real Estates Co., Ltd. is a cooperation enterprise established by Guangzhou Construction and Sincere Land Investment Limited with 20% and 80% interests respectively.

c. Guangzhou Construction has obtained a Construction Land Use Planning Permit, a Constuction Work Planning Permit and a Construction Land Use Approval for the property. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Honour City Real Estates Co., Ltd.

d. Guangzhou Honour City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining such permits, approvals, Land Use Rights Certificate and Construction Works Commencement Permit.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay the outstanding land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	N/A

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
12.	Tian He Rail Station East-Commercial Plaza Tian He District Guangzhou PRC	The property comprises a parcel of development land opposite to the main entrance of the Tian He Rail Station and the underground rail station with a total land area of approximately 42,465 square metres on which an underground commercial complex with 3 basement levels of shops and 4 basement levels of car park is being built. The ground floor level is being used as a public transport terminal and the roof deck above ground floor will be a landscaped public open space.	750,000,000 (80% interest attributable to Super Gain: RMB600,000,000)	65,000,000 (80% interest attributable to Super Gain: RMB52,000,000)	865,000,000 (80% interest attributable to Super Gain: RMB692,000,000)

As advised by Super Gain, the total gross floor area of the development will be 105,200 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Shop	74,000
Carparking space	31,200
Total:	105,200

As at the date of inspection, construction of the superstructure was completed. Internal decoration and installation works for the property are in progress and the project is scheduled for completion by the end of mid 2002.

See footnote (vi) for the land use right term.

Notes:

i. As specified in a Land Use Rights Grant Contract dated 27th January, 1997, the property interest is held by Guangzhou Construction.

ii. Approximately RMB380,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Guangzhou Ziwei City Real Estates Co., Ltd. (廣州市致威城市房產有限公司).

b. Guangzhou Ziwei City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and Bright Growth Investment Limited via a joint venture agreement with 20% and 80% interests respectively.

c. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Ziwei City Real Estates Co., Ltd.

d. Guangzhou Ziwei City Real Estates Co., Ltd. has the rights to use, develop and sell the property after finishing transfer of titleship, paying the land premium and obtaining such permits, approvals, Land Use Rights Certificate, Construction Works Planning Permit, Construction Land Use Approval, Construction Commencement Permit and Developer's Qualification Certificate.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such outstanding land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

vi. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit (in the name of Guangzhou Construction)	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
13.	Guangzhou Sports Stadium Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	The property comprises a development site with an area of approximately 24,918 square metres on which a high-rise commercial/office building is proposed to be developed. As advised by Super Gain, the total gross floor area of the development will be 125,000 square metres. As at the date of inspection, site clearance work for the property was completed. As advised, the project is scheduled for completion by the end of year 2003. See footnote (vii) for the land use right term.	550,000,000 *(100% interest* attributable to Super Gain: RMB550,000,000)	420,000,000 *(100% interest* attributable to Super Gain: RMB420,000,000)	1,500,000,000 *(100% interest* attributable to Super Gain: RMB1,500,000,000)

Notes:

i. A Notice of Land Requisition dated 9th May, 2001 was issued by the State-owned Land Administration Bureau of Guangzhou (廣州市國土局), to 廣州體育大廈有限公司.

ii. Pursuant to a Joint Venture Agreement dated and a Supplemental Agreement all dated 28th November, 1995 (the "Joint Venture Agreement") among 廣州體育發展公司 ("Party A"), 廣州錦發房地產開發公司 ("Party B"), Kam Hon Investment Company Limited ("Party C"), Jakon International Ltd. ("Party D"), Charcon Development Limited ("Party E"), Light Home Development Limited ("Party F") and Takwill International Ltd. ("Party G"), a joint venture company namely 廣州體育大廈有限公司 was established to develop the property. As agreed, Party C, D, E, F and G shall equally share the profit from the subject development.

iii. Approximately RMB25,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iv. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by 廣州體育大廈有限公司 which is a joint venture company established by 廣州體育發展公司，廣州錦發房地產有限公司，Kam Hon Investment Co., Ltd., Jakon International Limited, Charcon Development Limited, Light Home Development Limited and Takwill International Limited.

b. According to the Joint Venture Agreement, 廣州體育發展公司 invests by means of its land use rights over the property; 廣州錦發房地產有限公司 provides management services; each of Kam Hon Investment Co., Ltd., Jakon International Limited, Charcon Development Limited, Light Home Development Limited and Takwill International Limited holds 20% interests of the property.

c. 廣州體育大廈有限公司 has obtained Construction Land Use Approval and Construction Land Use Planning Permit for the subject development.

d. 廣州體育大廈有限公司 has the rights to use and develop the property after paying the land premium and obtaining the documents such as approvals and consents, Land Use Rights Certificate, Construction Works Planning Permit and Construction Commencement Permit.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay the outstanding land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

vii. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	N/A

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
14.	Land Lot No. RJ-1 MTR Junction of Zhongshan Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 8,107 square metres on which a 22-storey commercial/ office/residential complex and three basement levels are proposed to be developed. As at the date of inspection, substructure and concrete structure and framework of the basement were completed. As advised by Super Gain, the total gross floor area of the development will be 88,323 square metres. The detailed breakdown is as follows: **Use** — **Gross floor area** *square metres* Shop 27,183 Residential 44,178 Club house 3,462 Basement carpark 13,500 Total: 88,323 The development is scheduled to be completed by the end of year 2002. The property is held under a Land Use Rights Grant Contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others commencing from the date of Land Use Rights Certificate.	339,000,000 (92% interest attributable to Super Gain: RMB311,880,000)	250,000,000 (92% interest attributable to Super Gain: RMB230,000,000)	880,000,000 (92% interest attributable to Super Gain: RMB809,600,000)

Notes:

i. According to a Land Use Rights Grant Contract dated 18th November, 1993, the property is granted to 廣州市地下鐵道總公司.

ii. Approximately RMB62,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Guangzhou Jieyacheng Real Estate Development Co., Ltd. which is a joint venture company established by 廣州市地下鐵道總公司 and Artsun Property Investment Limited.

b. The property is held by 廣州市地下鐵道總公司 under a Land Use Rights Grant Contract entered into between 廣州市地下鐵道總公司 and the Guangzhou State-owned Land Administration Bureau.

c. Guangzhou Jieyacheng Real Estate Development Co., Ltd. has the rights to use and develop the property after paying the land premium and obtaining the documents such as approvals and consents, Land Use Rights Certificate, Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit and Construction Commencement Permit.

iv. In respect of the property interests of which some of the approvals and consents remaining outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*	Estimated construction cost to be expended as at 31st October, 2001 *RMB*	Capital value when completed as at 31st October, 2001 *RMB*
15.	Yue Xiu Plaza Xinkai Road Xi Gang District Dalian PRC	The property comprises a development site with an area of approximately 4,203 square metres on which a 33-storey commercial/apartment building with a 5-level of commercial podium and a 3-level of basements is being built.	181,000,000 (100% interest attributable to Super Gain: RMB181,000,000)	34,000,000 (100% interest attributable to Super Gain: RMB34,000,000)	270,000,000 (100% interest attributable to Super Gain: RMB270,000,000)

As advised by Super Gain, the total gross floor area of the development will be 45,504 square metres which will comprise the followings:

Use	Gross floor area *Square metres*
Apartment	26,831
Commercial	14,299
Club house	1,276
Basement carpark	3,098
Total:	45,504

As at the date of inspection, construction of superstructure was almost completed and external and internal finishing works are in progress. As advised, the project is scheduled for completion by the end of 2001.

The property is held under a Land Use Rights Certificate for a term of 50 years commencing on 3rd November, 1994.

Notes:

i. As specified in a Land Use Rights Certificate dated 8th December, 1999 issued by the State Land Administration Bureau of Dalian, the property interest is held by Dalian Perfect Base Property Development Co., Ltd.

ii. A development scheme with a total gross floor area of 45,701 square metres has been approved by 大連市城鄉規劃土地局 via a Construction Works Planning Permit issued on 23rd August, 2000.

iii. Approximately RMB107,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

iv. The enterprise has been approved by the People's Government of Dalian via a certificate dated 30th May, 1994 and has been registered with the State Administration for Industry and Commerce as revealed by a business licence issued on 20th June, 1994.

v. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Dalian Perfect Base Property Development Co., Ltd. (大連堅柏房地產開發有限公司).

b. According to the Land Use Rights Certificate, the property is held by Dalian Perfect Base Property Development Co., Ltd. for commercial service purposes with the land use right term expiring on 2nd November, 2044.

c. Construction Land Use Planning Permit has been obtained for the subject development.

d. Dalian Perfect Base Property Development Co., Ltd. has the rights to use the property according to law. However, obtaining of Construction Land Use Approval is required to develop the property.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

vii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

viii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	No
Others:	
Presale Permit	Yes

Group III — Property Interests held for Future Development (19-35)

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
16.	Area 1-9 Huang Shi Garden Bai Yun District Guangzhou PRC	The property comprises part of development land with an area of approximately 6,472 square metres (for Area 1-9 and Area 1-10 Huang Shi Garden) on which a 14-storey residential/commercial/office building is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 23,910 square metres. The detailed breakdown is as follows: **Use** / **Gross floor area** *Square metres* Shop 7,200 Residential 7,380 Office 7,380 Basement carpark 1,950 Total: 23,910 The property is held under a Land Use Rights Grant Contract for a term of 70 years for residential purpose, 40 years for commercial, tourism, entertainment purposes, and 50 years for other purposes, commencing from the issue date of Construction Land Use Approval i.e. 16th June, 1994.	As at the date of inspection, temporary structures were built which are being used as retail stores of furniture.	43,000,000 (80% interest attributable to Super Gain: RMB34,400,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1994 entered into between Guangzhou Construction and the State-owned Land Administration Bureau of Guangzhou 廣州市國土局, the property interest is granted to Guangzhou Construction.

ii. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou 廣州市城市規劃局 via an approval notice dated 15th January, 1993.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou May Hua City Real Estates Co., Ltd. (廣州市美華城市房產有限公司).

b. Guangzhou May Hua City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and May View Investment Limited with 20% and 80% interests respectively.

c. According to a Land Use Rights Grant Contract entered into between Guangzhou Construction and Guangzhou State-owned Land Bureau, the property is granted to Guangzhou Construction for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purpose and 50 years for other purposes, commencing from the issue date of Construction Land Use Approval.

d. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou May Hua City Real Estates Co., Ltd.

e. Guangzhou May Hua City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Planning Permit and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
17.	Area 1-10 Huang Shi Garden Bai Yun District Guangzhou PRC	The property comprises part of development land with an area of approximately 6,472 square metres (for Area 1-9 and Area 1-10 Huang Shi Garden) on which a 14-storey commercial/residential building is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 14,850 square metres. The detailed breakdown is as follows: **Use** — **Gross floor area** *Square metres* Shop — 7,200 Residential — 5,700 Basement carpark — 1,950 Total: — 14,850 The property is held for a term of 70 years for residential purpose, 40 years for commercial, tourism, entertainment purposes, and 50 years for other purposes, commencing from the issue date of Construction Land Use Approval ie 16th June, 1994.	As at the date of inspection, temporary structures were built which are being used as retail stores of furniture.	25,000,000 (80% interest attributable to Super Gain: RMB20,000,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1994 entered into between Guangzhou Construction and the State-owned Land Administration Bureau of Guangzhou 廣州市國土局, the property interest is granted to Guangzhou Constuction.

ii. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou 廣州市城市規劃局 via a an approval notice dated 15th January, 1993.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou May Hua City Real Estates Co., Ltd. (廣州市美華城市房產有限公司).

b. Guangzhou May Hua City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and May View Investment Limited with 20% and 80% interests respectively.

c. According to a Land Use Rights Grant Contract entered into between Guangzhou Construction and Guangzhou State-owned Land Bureau, the property is granted to Guangzhou Construction for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purpose and 50 years for other purposes, commencing from the issue date of Construction Land Use Approval.

d. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou May Hua City Real Estates Co., Ltd.

e. Guangzhou May Hua City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Planning Permit and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*
18.	Area 5-3 Huang Shi Garden Bai Yun District Guangzhou PRC	The property comprises part of a development site with an area of approximately 6,116 square metres on which an 8-storey car park is proposed to be developed. As at the date of inspection, upto level two of the superstructure was completed though works had stopped. As advised by Super Gain, the total gross floor area of the development will approximately be 19,270 square metres. The property is held for a term of 70 years for residential purpose, 40 years for commercial, tourism, entertainment purposes, and 50 years for other purposes, commencing from the issue date of Construction Land Use Approval ie. 16th June, 1994.	22,000,000 (80% interest attributable to Super Gain: RMB17,600,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 18th March, 1994 entered into between Guangzhou Construction and the State-owned Land Administration Bureau of Guangzhou 廣州市國土局, the property interest is granted to Guangzhou Constuction.

ii. A development scheme with a total gross floor area of 19,270 square metres has been approved by 廣州市城市規劃局 via a Construction Works Planning Permit issued on 19th October, 1993.

iii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 (the "Joint Venture Agreement") between Guangzhou Construction ("Party A"), and May View Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Central Funds City Real Estates Co. Ltd. with profit sharing ratio of 20% and 80% respectively was established to develop the property.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is being developed by Guangzhou Central Funds City Real Estates Co., Ltd. (廣州市中基城市房產有限公司).

   b. Guangzhou Central Funds City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and May View Investment Limited with 20% and 80% interests respectively.

   c. Guangzhou Construction has obtained a Construction Land Use Planning Permit for the property. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Central Funds City Real Estates Co., Ltd.

   d. Guangzhou Central Funds City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining such permits, approvals, Land Use Rights Certificate, Construction Works Planning Permit, Construction Land Use Planning Permit, Construction Land Use Approval and Construction Work Commencement Permit.

v. In respect of the property interests of which further approvals and consents remain outstanding and the land premium is not fully settled. the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay the outstanding land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to SuperGain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	N/A

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
19.	Er Sha Dao Zone 4 Dong Shan District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 38,200 square metres on which a residential development is planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 21,000 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the issue date of Land Use Rights Certificate.	As at the date of inspection, the property was mainly left vacant.	143,000,000 (80% interest attributable to Super Gain: RMB114,400,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 15th April, 1992 and its supplement dated 3rd April, 1998 entered into by the Guangzhou Construction and the State Land Administration Bureau of Guangzhou respectively, the property interest is held by the Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval.

ii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 (the "Joint Venture Agreement") between Guangzhou Construction ("Party A"), and Bright Growth Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Charmlink City Real Estates Co. Ltd., with profit sharing ratio of 20% and 80% respectively, was established to develop the property.

iii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is developed by Guangzhou Charmlink City Real Estates Co., Ltd. (廣州市暢運城市房產有限公司).

   b. Guangzhou Charmlink City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and Bright Growth Investment Limited with 20% and 80% interests respectively.

   c. According to a Land Use Rights Grant Contract entered into between Guangzhou Construction and Guangzhou State-owned Land Bureau, the property is granted to Guangzhou Construction for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes and 50 years for other purposes, commencing from the issue date of Land Use Rights Certificate to be issued.

   d. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Charmlink City Real Estates Co., Ltd.

   e. Guangzhou Charmlink City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Planning Permit and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
20.	Er Sha Dao Zone 10 Dong Shan District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 19,100 square metres on which a residential development is proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 10,000 square metres. The property is held under a land use rights grant contract for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Land Use Right Certificate to be issued.	As at date of inspection, the property was vacant.	68,000,000 (80% interest attributable to Super Gain: RMB54,400,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 15th April, 1992 and its supplement dated 3rd April, 1998 entered into by the Guangzhou Town and Village Construction Committee and the State Land Administration Bureau of Guangzhou respectively, the property interest is held by the Guangzhou Construction for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for others, commencing from the date of Construction Land Use Approval.

ii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 22nd May, 1998 (the "Joint Venture Agreement") between Guangzhou Construction ("Party A"), and Bright Growth Investment Limited ("Party B"), a co-operative joint venture company namely Guangzhou Wise Leader City Real Estates Co. Ltd., with profit sharing ratio of 20% and 80% respectively was established to develop the property.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou Wise Leader City Real Estates Co., Ltd. (廣州市智領城市房產有限公司).

b. Guangzhou Wise Leader City Real Estates Co., Ltd. is a sino-foreign joint venture enterprise established by Guangzhou Construction and Bright Growth Investment Limited with 20% and 80% interests respectively.

c. According to a Land Use Rights Grant Contract entered into between Guangzhou Construction and Guangzhou State-owned Land Bureau, the property is granted to Guangzhou Construction for a term of 70 years for residential purpose, 40 years for commercial / tourism purposes and 50 years for other purposes, commencing from the issue date of Land Use Rights Certificate to be issued.

d. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Wise Leader City Real Estates Co., Ltd.

e. Guangzhou Wise Leader City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Planning Permit and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
21.	New Age Plaza Main Building No. 11 Jianshe San Road Dong Shan District Guangzhou PRC	The property comprises a parcel of development land with an area of 3,058 square metres on which a residential/commercial/office development is planned to be developed. As at the date of inspection, site clearance works were completed. As advised by Super Gain, the total gross floor area of the planned main building development is 28,000 square metres. Detailed breakdown is shown as follows,	As at the date of inspection, the property was occupied as carpark.	103,000,000 (44% interest attributable to Super Gain: RMB45,320,000)

Use	Gross Floor Area *Square metres*
Residential	15,500
Office	2,840
Shop	1,200
Basement carpark	2,200
Others	6,260
Total:	28,000

The property is held for a term of 40 years for commercial use and 50 years for office use commencing from the date of Construction Land Use Approval i.e. year 1996.

Notes:

i. According to a Construction Land Use Approval issued by the Land Administration Bureau of Guangzhou in 1996, the property interest is held by 廣東新時代房地產有限公司.

ii. Pursuant to a Land Use Rights Grant Contract dated 9th January, 1996, the land use rights in the property were granted to 廣東新時代房地產有限公司 for a term of 40 years for commercial use and 50 years for office use commencing from the date of Construction Land Use Approval i.e. year 1996.

iii. As advised by Super Gain, pursuant to a Joint Venture Agreement dated 17th September, 1997 and subsequent amendment contract dated 5th July, 1999 among 廣東省建設發展公司 ("Party A"), New Union Investments (China) Limited ("Party B") and Top Health International Ltd. ("Party C"), a co-operative joint venture company namely Guangdong Xinshidai Real Estate Ltd. was established to develop the property. The ratio of the registered capital contribution of the respective parties to the joint venture are 10%, 45% and 45% whilst the profit sharing ratio are 12%, 44% and 44%.

iv. The aforesaid development scheme has been approved by Town Planning Bureau of Guangzhou via a Construction Works Planning Permit dated 8th October, 1994.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	No
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
22.	Phase III of Glorious City Garden No. 858 Dongfeng East Road Dong Shan District Guangzhou PRC	The property comprises part of a development site with an area of approximately 49,961 square metres and comprising Phases I, II and III on which an office development is proposed to be developed. As at the date of inspection, Phase III of the development was occupied by the developer as a sales offices and show room. As advised by Super Gain, the total gross floor area of the planned development is approximately 55,082 square metres. See footnote (vii) for the land use right term.	As at the date of inspection, the property was mainly left vacant.	220,000,000 (28.20% interest attributable to Super Gain: RMB62,040,000)

Notes:

i. As specified in a Construction Land Use Approval, the property interest is held by 廣州新越房地產開發有限公司.

ii. According to a Joint Venture Agreement dated 20th December, 1993, the subject development is undertaken by 廣州新越房地產開發有限公司 which is a co-operative joint venture company established by 廣州越興房地產開發公司 ("Party A") and KRI-Mark Investment Limited ("Party B").

iii. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou via a Construction Land Use Planning Permit dated 12th July, 1994.

iv. As specified in the Joint Venture Agreement, Party A would contribute the subject development site and Party B would be responsible for the development costs and site clearance costs for the project. In return, Party A and Party B shall be entitled to 6% and 94% floor space of the completed development.

v. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is developed by 廣州市新越房地產開發有限公司 which is a sino-foreign joint venture enterprise established by 廣州市越興房地產開發有限公司 and Krimark Investments Limited.

   b. According to a Construction Approval Land Use the property is held by to 廣州市新越房地產開發有限公司.

   c. Construction Land Use Planning Permit has been obtained by 廣州市越興房地產開發有限公司 for the subject development.

   d. 廣州市新越房地產開發有限公司 has the rights to use the property after paying the land premium and obtaining Land Use Rights Certificate and Construction Land Use Approval.

vi. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

vii. We have assumed that the property is held for a term of 70 years for residential use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

viii. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

ix. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
23.	Phase II of Xiang Xing Estate Fangcun Main Road Fang Cun District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 5,216 square metres on which a commercial/residential development is planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the proposed development is 37,000 square metres. The property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued.	As at the date of inspection, the property was temporarily used as a retail place.	44,000,000 (40% interest attributable to Super Gain: RMB17,600,000)

Notes:

i. As specified in a Land Use Rights Grant Contract dated 16th October, 1992 entered into between the Town and Village Construction Committee of Guangzhou and 廣州市白雲區城市建設開發公司, the property interest is held by the latter party for a term of 70 years for residential portion, 40 years for commercial portion and 50 years for other purposes commencing on the date of land use rights certificate to be issued.

ii. Pursuant to a Joint Venture Agreement dated 28th March, 1992 and subsequent supplement dated 7th May, 1992 between Guangzhou Baiyun District City Construction and Development Company ("Party A"), and Constate Development Limited ("Party B"), (an 80%-owned subsidiary of the Company), a co-operative joint venture company namely Guangzhou Xiang Xing Real Estate Company Limited was established to develop the property. The equity sharing ratio of the respective parties in the joint venture are 50% and 50% and therefore, the Company holds a 40% interest in the property.

iii. As specified in the contract mentioned in note i, the total permissible gross floor area for all phases is 54,239 square metres.

iv. In respect of the property interests which further approvals and consents and further land premium remain outstanding, the valuation is based on the assumption that there is no impediment for the developer to obtain such approvals and consents and to pay such further land premium respectively by the developer.

v. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
24.	Chi Gang Qiao Western Area 1, 2, 3 Hai Zhu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 12,315 square metres on which three 32-storey residential towers are planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 94,327 square metres. Detailed breakdown is shown as follows:	As at the date of inspection, the property was vacant.	158,000,000 (80% interest attributable to Super Gain: RMB126,400,000)

Use	Gross Floor Area *(Square metres)*
Residential	75,536
Shop	9,464
Mezzanine	2,937
Basement carpark	6,390
Total:	94,327

Construction work will commence in March 2002 and will be completed by 2004.

See footnote (iv) for the land use right term.

Notes:

i. As specified in a Construction Land Use Approval, the property is held by Guangzhou Construction.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being jointly developed by Guangzhou Talent Gather City Real Estates Co., Ltd. (廣州市聚賢城市房產有限公司), Guangzhou Top Jade City Real Estates Co., Ltd. (廣州市廣基城市房產有限公司) and Guangzhou Tung Win City Real Estates Co., Ltd. (廣州市東威城市房產公司).

b. The above-mentioned three companies are sino-foreign joint venture enterprises all established by Guangzhou Construction and Talent Gather Development Limited with 20% and 80% interests in each of the companies respectively.

c. The property is held by Guangzhou Construction under a Construction Land Use Approval.

d. Construction Land Use Planning Permit has been obtained by the aforesaid joint venture companies for the subject development.

e. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to the joint venture companies.

f. The three joint venture companies have the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate and Construction Land Use Approval.

iii. In respect of the property interests of which some of the approvals and consents remain oustanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. We have assumed that the property is held for a term of 70 years for residential use commencing from the date of Land Use Rights Certificate to be issued to the property. The abovementioned period is by reference to the land use regulations for state owned land.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
25.	Chi Gang Qiao Western Area 4, 5 Hai Zhu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 4,832 square metres on which a residential development is to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 51,595 square metres. Detailed breakdown is shown as follows: **Use** / **Gross Floor Area** *(Square metres)* Residential 41,801 Others 1,721 Basement carpark 8,073 Total: 51,595 See footnote (iv) for the land use right term.	As at the date of inspection, the property was vacant.	78,000,000 (80% interest attributable to Super Gain: RMB62,400,000)

Notes:

i. As specified in a Construction Land Use Approval, the property is held by Guangzhou Construction.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou Winbase City Real Estates Co., Ltd. (廣州市勝基城市房產有限公司).

b. Guangzhou Winbase City Real Estates Co., Ltd. is a sino-foreign joint venture enterprises established by Guangzhou Construction and Talent Gather Development Limited with 20% and 80% interests in the joint venture company respectively.

c. According to a Construction Land Use Approval, the property is held by Guangzhou Construction.

d. Construction Land Use Planning Permit has been obtained by Guangzhou Winbase City Real Estates Co., Ltd. for the subject development.

e. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Winbase City Real Estates Co., Ltd.

f. Guangzhou Winbase City Real Estates Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate and Construction Land Use Approval.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. We have assumed that the property is held for a term of 70 years for residential use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
26.	Area 1, 4 Phase IV of Jiang Nan Estate Hai Zhu District Guangzhou PRC	The property comprises certain parcels of development land with an area of approximately 44,000 square metres on which a number of 5 to 6-storey residential towers are proposed to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 142,400 square metres. The detail breakdown is shown as follows: **Use** — **Gross floor area** (*Square metres*) Shop — 24,800 Residential — 105,800 Carpark — 11,800 Total: — 142,400 See footnote (v) for the land use right term.	Temporary structures were built which are being used as retail stores of furniture. A small portion is being occupied and used as a sales office of another property development.	235,000,000 (80% interest attributable to Super Gain: RMB188,000,000)

Notes:

i. A Notice of Land Requisition dated 13th December, 1983 was issued by Town Planning Bureau of Guangzhou, to Guangzhou Construction.

ii. According to a Construction Land Use Approval dated 19th April, 1999 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Construction.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is jointly developed by Guangzhou Yieldwise City Real Estates Co., Ltd. (廣州市益豐城市房產有限公司), Guangzhou Sincere Land City Real Estates Co., Ltd. (廣州市誠安城市房產有限公司), Guangzhou Keen Asia City Real Estates Co., Ltd. (廣州市祺東城市房產有限公司) and Guangzhou Faithbond City Real Estates Co., Ltd. (廣州市忠勝城市房產有限公司).

b. Guangzhou Yieldwise City Real Estates Co., Ltd. and Guangzhou Sincere Land City Real Estates Co., Ltd. are sino-foreign joint venture enterprises established by Guangzhou Construction and Sincere Land Investment Limited with 20% and 80% interests in each of the companies respectively.

c. Guangzhou Keen Asia City Real Estates Co., Ltd. (廣州市祺東城市房產有限公司) Guangzhou Faithbond City Real Estates Co., Ltd. are sino-foreign joint venture enterprises established by Guangzhou Construction and Chinaweal Investment Limited with 20% and 80% interests in each of the companies respectively.

d. Construction Land Use Approval has been obtained by Guangzhou Construction for the subject development.

e. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to the above-mentioned four joint venture companies.

f. The four joint venture companies have the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Planning Permit and Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. We have assumed that the property is held for a term of 70 years for residential use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval (in the name of Guangzhou Construction)	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
27.	Phase II and III of Springland Garden Zhuang Tou Residential District Gongye Main Road Hai Zhu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 152,779 square metres on which a commercial/ residential development is planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the planned development is 550,895 square metres. See footnote (v) for the land use right term.	As at the date of inspection, a major portion of the property was vacant.	881,000,000 (76.50% interest attributable to Super Gain: RMB673,965,000)

Notes:

i. A Notice of Land Requisition dated 7th September, 1991 was issued by the Guangzhou State-owned and Administration Bureau (廣州市城市規劃局) to 廣州市祥港房地產開發有限公司.

ii. The aforesaid development scheme has been approved by the Town Planning Bureau of Guangzhou 廣州市城市規劃局 via an undated Construction Works Planning Permit.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Guangzhou Charcon Real Estate Co., Ltd. (廣州市祥港房地產開發有限公司) which is a wholly owned subsidiary of 祥港發展有限公司.

b. Construction Land Use Planning Permit and Construction Land Use Approval have been obtained for the subject development.

c. Guangzhou Charcon Real Estate Co., Ltd. has the rights to use, develop and sell the property after paying land premium and obtaining the Land Use Rights Certificate.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. We have assumed that the property is held for a term of 70 years for residential use commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	Yes
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
28.	Lots A, B and C Huangsha Metro Station Huangsha Main Road Li Wan District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 6,036 square metres on which a commercial/residential development is planned to be built. As at the date of inspection, site clearance works for the property were completed. As advised by Super Gain, the total gross floor area of the planned development is 49,660 square metres. The detailed breakdown is shown as follows:	As at the date of inspection, the property was vacant.	115,000,000 (26.66% interest attributable to Super Gain: RMB30,659,000)

Use	Gross floor area *Square metres*
Residential	36,210
Commercial	9,940
Public facilities	1,000
Carparking spaces	2,510
Total:	49,660

The property is held for a term of 40 years for commercial purpose, 70 years for residential purpose, and 50 years for other purposes commencing from the date of Land Use Rights Certificate to be issued.

Notes:

i. A Notice of Land Requisition dated 14th July, 1992 and a Construction Land Use Planning Permit were issued by the Town Planning Bureau of Guangzhou to (廣州市城市規劃局) to 廣州市地下交通發展公司.

ii. As specified in a Land Use Rights Grant Contract dated 18th November, 1993 entered into between the Guangzhou State-owned Land Administration Bureau (廣州市國土局) and 廣州市地下鐵道總公司, the property interest is granted to 廣州市地下鐵道總公司 for a term of 40 years for commercial purpose, 70 years for residential purpose, and 50 years for other purposes commencing from the date of Land Use Rights Certificate to be issued.

iii. The aforesaid development scheme has been approved by 廣州市城市規劃局 via a Construction Works Planning Permit dated 11th July, 1992.

iv. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is developed by Guangzhou Jiexing Real Development Co., Ltd. (廣州市捷興房地產開發有限公司) which is a joint venture company established by 廣州市地下鐵道總公司 and Well Force Properties Limited (穩力房地產有限公司).

b. The property is held by 廣州市地下鐵道總公司 under a Land Use Rights Grant Contract entered into between 廣州市地下鐵道總公司 and the Guangzhou State-owned Land Administration Bureau for a term of 40 years for commercial purpose, 70 years for residential purpose and 50 years for other purposes.

c. Construction Land Use Planning Permit has been obtained by 廣州市地下交通發展公司 for the subject development.

d. Guangzhou Jiexing Real Development Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying land premium and obtaining Land Use Rights Certificate, Construction Land Use Approval and Developer's Qualification Certificate.

v. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract (in the name of 廣州市地下交通發展公司)	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit (in the name of 廣州市地下交通發展公司)	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
29.	Area E-3-1, E-3-3, E4-1, E-4-3 and E-6-2 Zhu Jiang Estate Tian He District Guangzhou PRC	The property comprises certain parcels of development land with a total area of approximately 42,903 square metres on which residential/commercial development is planned to be developed. As at the date of inspection, site clearance work for the property was completed. As advised by Super Gain, the total gross floor area of the development will be 298,846 square metres. The detailed breakdown is shown as follows: **Use** — **Gross floor area** *Square metres* Residential — 268,962 Commercial — 29,884 Total: — 298,846 The property is held for a term of 70 years for residential portion and 40 years for commercial portion commencing from the date of Construction Land Use Approval to be issued.	As at the date of inspection, the property was vacant. Part of it was being occupied by the contractor as temporary office.	836,000,000 (80% interest attributable to Super Gain: RMB668,800,000)

Notes:

i. As specified in a Land Use Rights Grant Contract, the property interest is granted to Guangzhou Construction.

ii. Opinion of the PRC Lawyer is summarized as follows:

   a. The property is jointly developed by Guangzhou Faithlink City Real Estates Co., Ltd. (廣州市信盛城市房產有限公司), Guangzhou Super Gain City Real Estates Co., Ltd. (廣州市盛興城市房產有限公司), Guangzhou Worldheart City Real Estates Co., Ltd. (廣州市榮盛城市房產有限公司), Guangzhou Sun Peak City Real Estates Co., Ltd. (廣州市瑞峰城市房產有限公司), Guangzhou Winfair City Real Estates Co., Ltd. (廣州市永華城市房產有限公司), Guangzhou Long Win City Real Estates Co., Ltd. (廣州市恆勝城市房產有限公司), Guangzhou Perfect City Real Estates Co., Ltd. (廣州市峻威城市房產有限公司) and Guangzhou Swiss Joy City Real Estates Co., Ltd. (廣州市瑞興城市房產有限公司).

   b. Guangzhou Faithlink City Real Estates Co., Ltd., Guangzhou Super Gain City Real Estates Co., Ltd., Guangzhou Worldheart City Real Estates Co., Ltd., Guangzhou Winfair City Real Estates Co., Ltd. and Guangzhou Long Win City Real Estates Co., Ltd. are sino-foreign joint venture enterprises established by Guangzhou Construction and Long Win Development Limited with 20% and 80% interests in each of the joint venture companies respectively.

   c. Guangzhou Sun Peak City Real Estates Co., Ltd., Guangzhou Perfect City Real Estates Co., Ltd. and Guangzhou Swiss Joy City Real Estates Co., Ltd. are sino-foreign joint venture enterprises established by Guangzhou Construction and Carry Win Investment Limited with 20% and 80% interests in each of the joint venture companies respectively.

d. The property is held by Guangzhou Construction under a Land Use Rights Grant Contract entered into between Guangzhou Construction and Guangzhou State-owned Land Bureau for a term of 70 years for residential purpose, 40 years for commercial, tourism or entertainment purposes, and 50 years for other purposes.

e. According to Joint Venture Agreements, Guangzhou Construction will transfer the property to the above-mentioned eight companies.

f. The eight companies have the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Approval and Construction Land Use Planning Permit.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

v. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract (in the name of Guangzhou Construction)	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
30.	Land Lot No. N4 Junction of Dongfeng Road and Jiefang Bei Road Yue Xiu District Guangzhou PRC	The property comprises a parcel of development land with an area of approximately 3,270 square metres on which an 18-storey residential building is proposed to be developed. As at the date of inspection, substructure and concrete framework for basement was completed though no further construction works was carried out. As advised by Super Gain, the total gross floor area of the development will be 33,266 square metres. The detailed breakdown is shown as follows: **Use** — **Gross floor area** *Square metres* Residential — 26,613 Commercial — 6,653 Total: — 33,266 See footnote (v) for the land use right term.	The property is currently vacant.	116,000,000 (80% interest attributable to Super Gain: RMB92,800,000)

Notes:

i. A Notice of Land Requisition dated 12th September, 1992 was issued by the Guangzhou State-owned Land Administration Bureau (廣州市國土局) to Guangzhou Construction.

ii. The aforesaid development scheme has been approved by 廣州市城市規劃局 via a Construction Works Planning Permit dated 21st July, 1992.

iii. Opinions of the PRC Lawyer are summarized as follows:

   a. The property is developed by Guangzhou Seaport City Real Estates Co., Ltd. (廣州市灣華城市房產有限公司) which is a joint venture enterprises established by Guangzhou Construction and May View Investment Limited with 20% and 80% interests respectively. The Company has obtained a Construction Land Use Planning Permit for the property.

   b. According to the Joint Venture Agreement, Guangzhou Construction will transfer the property to Guangzhou Seaport City Real Estate Co., Ltd..

   c. Guangzhou Seaport City Real Estate Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying the land premium and obtaining Land Use Rights Certificate, Construction Land Use Approval and Developer's Qualification Certficate.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such further land premium respectively.

v. We have assumed that the property is held for a term of 70 years for residential commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vii. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*
31.	Yue Xiu Building Junction of Dongfeng Zhong Road and North-east of Xiaobei Road Yue Xiu District Guangzhou PRC	The property comprises a development site with an area of approximately 6,601 square metres on which a commercial development is proposed to be developed. The planned development will consist of a 33-storey office building on a 5-level commercial podium and a 4-level of basement.	384,000,000 (38.25% interest attributable to Super Gain: RMB46,880,000)
		The total gross floor area of the planned development is 102,378 square metres which is broken down as follows:	

Use	Gross floor area *Square metres*
Commercial	20,437
Office	60,567
Basement	21,374
Total:	102,378

As at the date of inspection, substructure and concrete structure and framework of the basement were completed though further works had stopped.

The property is held under a Land Use Rights Certificate for a term of 70 years commencing on 27th June, 1995.

Notes:

i. A Notice of Land Requisition 徵地通知書 dated 28th May, 1992 in relation to the property was issued by the Town Planning Bureau of Guangzhou to Guangzhou Charfar Real Estate Company Limited.

ii. According to a Construction Land Use Approval dated 30th October, 1994 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Charfar Real Estate Company Limited.

iii. According to a Construction Land Use Planning Permit dated 23rd June, 1995 issued by the Town Planning Bureau of Guangzhou, the property interest is held by Guangzhou Charfar Real Estate Company Limited.

iv. Approximately RMB60,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

v. As specified in a Land Use Rights Certificate dated 27th June, 1995 issued by the State Land Administration Bureau of Guangzhou, the property interest is held by Guangzhou Charfar Real Estate Company Limited (廣州祥發房地產有限公司) for a term of 70 years commencing on 27th June, 1995.

vi. Pursuant to a Joint Venture Agreement dated 8th September, 1992 and supplementary agreements dated 8th September, 1994 and 3rd July, 1995 respectively between Intro-Win Development Limited ("Party A"), and Guangzhou Economic and Technological Development Zone Real Estate Company, (廣州經濟技術開發區房地產公司) ("Party B"), a co-operative joint venture company namely Guangzhou Charfar Real Estate Company Limited with profit sharing ratio of 75% and 25% respectively was established to develop the property.

vii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Guangzhou Charfar Real Estate Co., Ltd. (廣州市祥發房地產開發有限公司) which is a sino-foreign joint venture enterprise established by 中泳發展有限公司 and 廣州經濟技術開發區房地產公司 with 75% and 25% interests respectively.

b. According to the Land Use Rights Certificate, the property is held by Guangzhou Charfar Real Estate Co., Ltd. for a land use right term of 70 years for residential / commercial purposes commencing on 27th June, 1995.

c. Documents such as Construction Land Use Approval, Construction Land Use Permit and Construction Commencement Permit have been obtained for the subject development.

d. Guangzhou Charfar Real Estate Co., Ltd. has the rights to use, develop and construct on the property according to law.

viii. In respect of the property interests of which some of the approvals and consents remain oustanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such outstanding land premium respectively.

ix. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

x. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	Yes
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
32.	Land Parcel at Yang He Village Bei Xing County Huadu City Guangzhou PRC	The property comprises a large parcel of development land with an area of approximately 111,251 square metres on which a residential development is planned to be developed. As at the date of inspection, the land was left abandoned. As advised by Super Gain, the total gross floor area of the planned development is 81,500 square metres. The property is held under a land use rights certificate for a term of 70 years commencing on 2nd December, 1993.	As at the date of inspection, major portion of the property was vacant while a small portion of it was being occupied for sand/gravel extraction and livestock.	28,000,000 (100% interest attributable to Super Gain: RMB28,000,000)

Notes:

i. As specified in a Land Use Rights Certificate dated 2nd December, 1993 and a Land Use Rights Grant Contract dated 25th May, 1995 both issued or entered into by the State Land Administration Bureau of Huadu, the property interest is held by 廣州祥荷房地產開發有限公司 for a term of 70 years commencing on 2nd December, 1993.

ii. Pursuant to a Joint Venture Agreement dated 9th March, 1996 between 花縣北興房地產綜合開發公司 ("Party A"), and Grand System Development Limited ("Party B"), a co-operative joint venture company namely 廣州祥荷房地產開發有限公司 with profit sharing ratio of 30% and 70% respectively was established to develop the property. Subsequently, a supplementary agreement dated 9th March, 1996 was entered into by the two parties by virtue of which Party B ultimately holds a 100% interest in the property.

iii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by 廣州市祥荷房地產開發有限公司 which is a joint venture enterprises established by 花縣北興房地產綜合開發公司 and 香港富勝置業有限公司 with 30% and 70% interests respectively.

b. The property is held by 廣州市祥荷房地產開發有限公司 under a Land Use Rights Certificate for a term of 70 years for residential purpose commencing on 2nd December, 1993 and expiring on 2nd December, 2063.

c. The property can be transferred, assigned, leased or mortgaged after obtaining Construction Land Use Approval.

iv. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

v. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	Yes
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
33.	Haikou Garden Plaza Financial Zone Haikou City Hainan PRC	The property comprises a development site with an area of approximately 12,228 square metres on which a 32-storey residential tower and a 32-storey office/hotel tower is being developed. As advised by Super Gain, the total gross floor area of the development will be 77,486 square metres which will comprise the followings: **Use** — **Gross floor area** *Square metres* Office/Hotel — 29,126 Residential — 25,140 Commercial — 17,208 Basement — 6,012 Total: — 77,486 As at the date of inspection, construction works for the basement structure of the office/hotel tower were completed. External finishing works for the residential tower has been completed. The property is held for a term of 70 years commencing on 1st January, 1985.	As at the date of inspection, the property was vacant.	100,000,000 (31.2% interest attributable to Super Gain: RMB31,200,000)

Notes:

i. A development scheme proposed to be built on a land of 12,228 square metres has been approved by the Town Planning Bureau of Haikou 海口市城市規劃局 via a Construction Land Planning Permit issued on 27th September, 1993.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by 海南華城房地產開發有限公司 which is a joint venture enterprises established by 海南省農墾開發公司 and 香港華苑置業有限公司 with 48% and 52% interests respectively.

b. The property was acquired by 海南華城房地產開發有限公司 with the approval from the Land Administration Bureau of Haikou, from 海南省農墾開發公司. The property is held for a term of 70 years for residential purpose commencing on 1st January, 1985 and expiring on 1st January, 2055.

c. 海南華城房地產開發有限公司 has the rights to use and develop the property after finishing the transfer of titleship, paying land premium and obtaining the Land Use Rights Certificate, Construction Land Use Approval and Developer's Qualification Certificate.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

v. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Transfer Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	Yes

	Property	Description and tenure	Capital value in existing state as at 31st October, 2001 *RMB*
34.	China Perfect Square Office Complex Zhongshan Bei Road Shanghai PRC	The property comprises a development site with an area of approximately 9,879 square metres on which two towers of 24-storey commercial/office building with 4 level of commercial podium is being built. As advised by Super Gain, the total gross floor area of the development will be 66,500 square metres which will comprise the following:	361,000,000 (25% interest attributable to Super Gain: RMB90,250,000)

Use	Gross floor area *Square metres*
Commercial	16,500
Office	45,200
Basement	4,800
Total:	66,500

Construction and finishing works for external facade was almost completed. As at the date of inspection, construction of superstructure was completed. The project is scheduled for completion by 2002.

See footnote (ix) for the land use right term.

Notes:

i. As specified in a Real Estate Rights Certificate dated 15th February, 2000 issued by the Land Administration Bureau of Shanghai 上海市房屋土地管理局, the property interest is held by 中機浦發房地產公司 for an unspecified period.

ii. According to a Construction Land Use Approval dated 20th November, 1998 issued by 上海市普陀區規劃土地管理局, the property interest is held by 中機浦發房地產公司.

iii. A development scheme with a total gross floor area of 60,000 square metres has been approved by 上海市普陀區規劃土地管理局 via a Construction Works Planning Permit issued on 18th February, 1997.

iv. Approximately RMB176,000,000 of construction costs reflecting the physical state of the construction on site was incurred as at the valuation date. The incurred cost has already been taken into account in the valuation.

v. Pursuant to a Joint Venture Agreement dated 15th June, 1994 (the "Joint Venture Agreement") among 中機浦發房地產公司 ("Party A"), 廣州錦發房地產開發公司 ("Party B"), a wholly-owned subsidiary of Super Gain, and 天津重信房地產開發公司 ("Party C"), a joint venture company namely Shanghai Forum Property Company Limited with profit sharing ratio of 50%, 25% and 25% respectively was established to develop the property.

vi. Opinion of the PRC Lawyer is summarized as follows:

a. The property is being developed by Shanghai Forum Property Co., Ltd. (上海物華置業有限公司) which is a joint venture company established by 中機浦發房地產公司, 廣州錦發房地產公司 and 天津重信房地產開發公司 with 50%, 25% and 25% interests respectively.

b. The property is held by 中機浦發房地產公司 under a Land Use Rights Grant Contract entered into between 中機浦發房地產公司 and the Guangzhou State-owned Land Administration Bureau.

c. Construction Land Use Planning Permit, Construction Land Use Approval, Construction Works Planning Permit and Pre-Sale Permit have been obtained by 中機浦發房地產公司 for the property.

d. Shanghai Forum Property Co., Ltd. has the rights to use and develop the property after paying the land premium and obtaining the documents such as approvals and consents, Land Use Rights Certificate and Construction Commencement Permit.

vii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

viii. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

ix. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

x. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	Yes
Land Use Rights Certificate	N/A
Real Estate Ownership Certificate	Yes
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit (in the name of 中機浦發房地產公司)	Yes
Construction Land Use Approval (in the name of 中機浦發房地產公司)	Yes
Construction Works Planning Permit (in the name of 中機浦發房地產公司)	Yes
Completion Certificate	N/A
Others:	
Presale Permit	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
35.	Ban Tian Industrial Development Zone Bu Ji Country Shenzhen PRC	The property comprises a development site with an area of approximately 7,192 square metres on which an industrial development is proposed to be developed. As at the date of inspection, the land was left abandoned. The total gross floor area of the planned development is 18,000 square metres. See footnote (v) for the land use right term.	As at the date of inspection, the property was mainly left vacant.	2,000,000 (100% interest attributable to Super Gain: RMB2,000,000)

Notes:

i. As specified in a Land Transfer Contract dated 16th May, 1992 entered into by 寶安縣板田經濟發展公司, the property interest is transferred to 華碧發展有限公司 for a term of 50 years for industry purposes commencing from the date of State Land Administration Bureau Approval.

ii. Opinion of the PRC Lawyer is summarized as follows:

a. The property is developed by Bee Xiu Industrial (Shenzhen) Co., Ltd. 碧秀實業(深圳)有限公司 which is a wholly owned subsidiary of World Best Development Limited 華碧發展有限公司.

b. The property is held by World Best Development Limited under a Land Use Rights Transfer Contract entered into between World Best Development Limited and 寶安縣板田經濟發展公司.

c. Bee Xiu Industrial (Shenzhen) Co., Ltd. has the rights to use and develop the property after finishing transfer of titleship, paying land premium and obtaining the Land Use Rights Certificate, Construction Land Use Planning Permit, Construction Land Use Approval and Developer's Qualification Certificate.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay such land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approval and consent for the building construction have been obtained from the relevant government authorities.

v. We have assumed that the property is held for a term of 50 years for industrial use commencing from the date of Land Use Rights Certificate to be issued to the property. The abovementioned period is by reference to the land use regulations for state owned land.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Transfer Contract	Yes
Land Use Rights Certificate	No
Real Estate Ownership Certificate	No
Document relating to Planning and Construction:	
Planning Approval	No
Construction Land Use Planning Permit	No
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	No

Group IV — Property Interests held For Investment

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2001 *RMB*
36.	Jin Han Building No. 119 Liuhua Road Yue Xiu District Guangzhou PRC	The property comprises an 11-storey commercial building with office spaces from level 7 to level 11 while level 2 to level 6 are designed as a car park floors. Ground floor is designed for commercial purposes As advised by Super Gain, the property was completed in about 1990. The gross floor area of the property is approximately 18,664 square metres. See footnote (v) for the land use rights term.	As at the date of inspection, ground floor was vacant and other than the self-use spaces, all areas are leased to various individual tenants.	74,000,000 (100% interest attributable to Super Gain: RMB74,000,000)

Notes:

i. A Construction Land Use Planning Permit dated 18th August, 1995 was issued by the Town Planning Bureau of Guangzhou (廣州市城市規劃局), to 廣州體育大廈有限公司.

ii. Pursuant to a Joint Venture Agreement dated and a Supplemental Agreement all dated 28th November, 1995 (the "Joint Venture Agreement") among 廣州體育發展公司 ("Party A"), 廣州錦發房地產開發公司 ("Party B"), Kam Hon Investment Company Limited ("Party C"), Jakon International Ltd. ("Party D"), Charcon Development Limited ("Party E"), Light Home Development Limited ("Party F") and Takwill International Ltd. ("Party G"), a joint venture company namely 廣州體育大廈有限公司 was established to develop the property. As agreed, Party C, D, E, F and G shall equally share the profit from the subject development.

iii. In respect of the property interests of which some of the approvals and consents remain outstanding and the land premium is not fully settled, the valuation is based on the assumption that there is no impediment for the owner to obtain such approvals and consents and to pay the outstanding land premium respectively.

iv. Our valuation has been made on the assumption that all necessary licences, approvals and consents for the building construction have been obtained from the relevant government authorities.

v. We have assumed that the property is held for a term of 70 years for residential use, 40 years for commercial use and 50 years for other uses commencing from the date of Land Use Rights Certificate to be issued to the property. The above mentioned period is by reference to the land use regulations for state owned land.

vi. A summary of major documents/approvals is shown as follows:

Document relating to Super Gain's Legality:	
Sino-foreign Joint Venture Enterprises Approval	N/A
Business Licence	N/A
Capital Verification Report	N/A
Document relating to Property Title:	
Land Use Rights Grant Contract	No
Land Use Rights Certificate	No
Real Estate Ownership Certificate	N/A
Document relating to Planning and Construction:	
Planning Approval	Yes
Construction Land Use Planning Permit	Yes
Construction Land Use Approval	No
Construction Works Planning Permit	No
Completion Certificate	N/A
Others:	
Presale Permit	N/A

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purposes of giving information with regard to the Company and the Proposed Transactions. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the Announcement; (ii) 7th December, 2001, being the latest trading day of the Stock Exchange immediately preceding the date of the Announcement; and (iii) the Latest Practicable Date:

	Closing price of Shares
	HK$
2001	
June	0.85
July	0.64
August	0.61
September	0.46
October	0.60
November	0.65
7th December, 2001	0.67
Latest Practicable Date	0.64

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period between 11th June, 2001, being the date six months prior to the date of the Announcement, and ending on the Latest Practicable Date were HK$1.00 on 12th June, 2001 and HK$0.41 on 17th and 18th September, 2001 respectively.

3. DISCLOSURE OF INTERESTS

(a) Directors' Interest

As at the Latest Practicable Date, the interests of the Directors in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which were required to be disclosed in accordance with the Takeovers Code or notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein were as follows:

Name	Number of Shares held	Number of share options of the Company held	Number of shares of GZT held	Number of share options of GZT held
Liu Jinxiang	360,000	1,040,000[1]	—	9,676,000
Xie Shuwen	300,000	1,700,000	—	560,000
Liang Ningguang	260,000[3]	1,840,000[2]	—	8,900,000
Xiao Boyan	—	1,700,000	—	500,000
Cai Hanxiang	300,000	700,000	—	500,000
Dong Huiyan	—	1,700,000	—	560,000
Li Jiaqiang[4]	—	1,700,000	—	316,000
Shi Jinling	—	1,000,000	—	450,000
Yin Hui	—	—	290,000	4,210,000
Wong Chi Keung	500,000	700,000	158,000	316,000
Yan Yuk Fung	500,000	800,000	100,000	450,000

Notes:

1. This interest includes options to subscribe for 200,000 Shares granted to his spouse.
2. This interest includes options to subscribe for 140,000 Shares granted to his spouse.
3. This includes the 60,000 Shares held by his family.
4. Save from Li Jiaqiang who is a director of the Company only, the other Directors are also directors of Yue Xiu and/or its subsidiaries and/or associates.

Save as disclosed herein, none of the Directors had any interests in the equity securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) which were required to be disclosed in accordance with the Takeovers Code or notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 of, or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

None of the Directors has any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31st December, 2000, the date to which the latest published audited financial statements of the Group were made up.

None of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which is significant in relation to the business of the Group.

(b) **Shareholding of Yue Xiu and its Concert Parties**

As at the Latest Practicable Date, Yue Xiu and its Concert Parties together held about 43.86% interest in the issued share capital of the Company. As at the Latest Practicable Date, Yue Xiu held two tranches of convertible bonds issued by the Company in the aggregate principal amount of about HK$450.1 million. Assuming full conversion of such convertible bonds into Shares at the agreed conversion prices, the Company would issue about 653.4 million Shares, representing about 10.6% of the Company's issued share capital as enlarged by the Consideration Shares and about 9.6% of its issued share capital as enlarged by the Consideration Shares and the Shares to be issued upon full conversion of the convertible bonds.

(c) **Other Shareholding**

As at the Latest Practicable Date, save as disclosed herein, (i) Yue Xiu and its Concert Parties had no shareholding (including Shares and convertible securities, warrants, options and derivatives in respect of the Shares) in the Company, (ii) none of PricewaterhouseCoopers, GCAL and Yu Ming had any interests in the securities of the Company or any shareholding in any member of the Group or had the right to subscribe for or to nominate persons to subscribe for securities in any member of the Group, (iii) the Directors are not interested in any Shares or convertible securities, warrants, options and derivatives in respect of the Shares; and (iv) no subsidiary of the Company owns or controls any Shares or any convertible securities, warrants, options or derivatives in respect of Shares and no pension fund of the Company or of a subsidiary of the Company owns or controls any Shares or any convertible securities, warrants, options and derivatives in respect of Shares.

As at the Latest Practicable Date, none of PricewaterhouseCoopers, GCAL or Yu Ming had any interest, direct or indirect, in any assets which since 31st December, 2000, the date to which the latest published audited financial statements of the Group were made up, have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the persons (not being a Director or the chief executive of the Company) who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and the amount of such persons' interests in such securities, together with particulars of any options in respect of such capital, were as follows:

Substantial shareholders	Number of Shares held
Yue Xiu	1,756,047,001 *(1)*
Excellence Enterprises Co., Ltd.	1,689,940,817 *(2)*
Bosworth International Limited	795,238,657 *(3)*
Sun Peak Enterprises Ltd.	565,683,000 *(3)*
Novena Pacific Limited	565,683,000 *(4)*

Notes:

1. This interest represents the total number of Shares held by Yue Xiu and its subsidiaries (namely, Bosworth International Limited as to 795,238,657 Shares, Novena Pacific Limited as to 565,683,000 Shares, Greenwood Pacific Limited as to 135,737,000 Shares, Morrison Pacific Limited as to 158,049,000 Shares, Goldstock International Limited as to 35,233,160 Shares and Yue Xiu Finance Company Limited as to 430,000 Shares) where Yue Xiu is taken to be interested in such Shares under Section 8 of the SDI Ordinance.

2. Subsidiary of Yue Xiu and its interest in Shares duplicates with the interest of Yue Xiu.

3. Subsidiaries of Excellence Enterprises Co., Ltd. and their interests in Shares duplicate with the interest of Excellence Enterprises Co., Ltd.

4. Subsidiary of Sun Peak Enterprises Ltd. and its interest in Shares duplicates with the interest of Sun Peak Enterprises Ltd.

Save as disclosed herein, there is no person known to the Directors who, as at the Latest Practicable Date, was, directly or indirectly, interested in 10% or more of the nominal value of the share capital carrying rights to vote in all circumstances at general meetings of the Company or had any options in respect of such capital.

5. DEALINGS

During the period from 11th June, 2001 to the Latest Practicable Date,

(a) Yue Xiu dealt for value in Shares as follows:

Date	Number of Shares	Dealing price per Share *HK$*	Nature of dealing
18th June, 2001	100,000	0.87	Disposal
	50,000	0.88	
19th June, 2001	100,000	0.83	Disposal
	300,000	0.84	
20th June, 2001	300,000	0.86	Disposal
	900,000	0.87	
21st June, 2001	50,000	0.85	Disposal
	200,000	0.86	
	150,000	0.87	
	100,000	0.88	
22nd June, 2001	150,000	0.88	Disposal
	350,000	0.89	
26th June, 2001	50,000	0.91	Disposal
	100,000	0.92	
	250,000	0.93	

(b) Xiao Boyan ("Mr. Xiao"), a director of the Company and Yue Xiu, dealt for value in Shares as follows:

Date	Number of Shares	Dealing price per Share *HK$*	Nature of dealing
11th July, 2001	300,000	0.5008	Acquisition
1st November, 2001	100,000	0.62	Disposal
	100,000	0.63	
11th December, 2001	100,000	0.73	Disposal

(c) Li Jiaqiang, a director of the Company, dealt for value in Shares as follows:

Date	Number of Shares	Dealing price per Share *HK$*	Nature of dealing
11th July, 2001	150,000	0.72	Disposal

Sections 3(a) and (b) of Schedule VI of the Takeovers Code provide that notwithstanding the fact that the issue of new securities is made conditional upon the prior approval of a majority of the shareholders independent of the transaction at a general meeting of the company:

(a) the Executive will not normally waive an obligation under Rule 26 of the Takeovers Code if the person to whom the new securities are to be issued or any person acting in concert with him has acquired voting rights in the company in the six months prior to the announcement of the proposals but subsequent to negotiations, discussions or the reaching of understandings or agreements with the directors of the company in relation to the proposed issue of new securities; and

(b) a wavier will be invalidated if, without the prior consent of the Executive, any acquisitions or disposals of voting rights are made by such persons in the period between the announcement of the proposals and the shareholders' meeting.

Under the Takeovers Code, a company with any of its directors are deemed to be acting in concert with others in the same class unless the contrary is established. Accordingly, the disposal of the 100,000 Shares by Mr. Xiao ("Share Disposal") on 11th December, 2001 constitutes a disqualifying transaction under Section 3(b) of Schedule VI of the Takeovers Code as Mr. Xiao, being a deemed concert party of Yue Xiu, has disposed of his voting rights after the Announcement and before the EGM and hence the Share Disposal will invalidate the Whitewash Waiver application.

Under Section 2.1 of the Introduction section of the Takeovers Code ("Section 2.1"), the Executive may modify or relax the application of a rule in exceptional circumstances, for example, when he considers that its strict application would operate harshly.

The value of the Share Disposal amounts to HK$73,000 whilst the size of the Proposed Transactions pursuant to the Conditional Sale and Purchase Agreement amounts to about HK$5 billion. In view of the insignificant value of the Share Disposal, in particular, when compared with the size of the Proposed Transactions, Yue Xiu has requested and the Executive has agreed to relax the application of Section 3(b) of Schedule VI under Section 2.1 as strict application of Section 3(b) would operate very harshly in these circumstances.

Mr. Xiao has expressed his regrets about the deemed breach of the Takeovers Code which was committed inadvertently under a mistaken belief.

Save as disclosed above, during the period from 11th June, 2001 to the Latest Practicable Date:

a. none of Yue Xiu or its Concert Parties has dealt for value in Shares or in convertible securities, warrants, options or derivatives in respect of Shares;

b. none of the Directors has dealt for value in Shares or in convertible securities, warrants, options or derivatives in respect of Shares; and

c. no subsidiary of the Company and no pension fund of the Company or of a subsidiary of the Company has dealt for value in Shares or in convertible securities, warrants, options or derivatives in respect of Shares.

6. MATERIAL CONTRACTS

Neither the Company nor any other member of the Group has entered into any material contract (not being a contract entered into in the ordinary course of business carried on by the Group) within the two years immediately preceding the Announcement which are or may be material in relation to the business of the Group taken as a whole.

7. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

8. SERVICE CONTRACTS

As at the Latest Practicable Date, each of Messrs. Liu Jinxiang, Xie Shuwen and Chen Guangsong has entered into a service agreement with GZT which is for an initial fixed term of one year commencing on 1st August, 1999, 12th September, 2001 and 26th October, 2001 respectively unless terminated sooner by GZT giving to him three months' prior written notice and thereafter, extendable for a further term of two years unless terminated sooner by GZT giving to him three months' prior written notice or by him giving to GZT six months' prior written notice. The aggregate annual salary of the aforesaid Directors received from GZT are HK$1,920,000. These Directors are also entitled to a bonus from GZT in such sum and payable at such time or times as the board of directors of GZT may in its absolute discretion determine provided that the maximum aggregate salary and bonus of all the executive directors of GZT for the time being and from time to time shall not amount to more than 5% of the audited consolidated profit after taxation and minority interest but before extraordinary items of GZT and its subsidiaries in respect of the financial year to which such salary and bonus relate.

Save as disclosed above, none of the Directors has, as at the Latest Practicable Date, a service contract with any member of the Group which is not determinable by the employer within one year without payment of compensation (other than statutory compensation), or which has more than 12 months to run, or which has been entered into or amended within six months before the Announcement.

9. DETAILS OF NEW DIRECTORS

The chairman and the general manager of Guangzhou Construction together with the general manager of Super Gain will be appointed as Directors of the Company. Set out below are the biographies of the proposed new Directors:

Mr. Li Fei

Mr. Li Fei of Room C, 24th-25th Floor, No. 129 Ti Yu Si Lu, Guangzhou, the PRC, aged 49, joined Guangzhou Construction in 1998. He graduated at Hunan University in 1987 majoring in Chinese studies. He is currently the chairman of Guangzhou Construction and is responsible for the strategic planning, business development and operations of the Guangzhou Construction Group.

Mr. Luo Guoqing

Mr. Luo Guoqing of Room A, 16th Floor, No. 131 Ti Yu Si Lu, Guangzhou, the PRC, aged 39, joined Guangzhou Construction in 1983. He graduated at Huanan Polytechnic University majoring in construction engineering. He is currently the vice chairman, general manager and senior engineer of Guangzhou Construction overlooking the general operations of the Guangzhou Construction Group.

Mr. Wang Hongtao

Mr. Wang Hongtao of Room B, 20th Floor, No. 131 Ti Yu Si Lu, Guangzhou, the PRC, aged 51, joined Guangzhou Construction in 1985. He graduated at Hehai University majoring in port engineering. He is currently a director of Guangzhou Construction and the general manager of Super Gain. He is responsible for the business development and operations of the Super Gain Group.

10. EXPERTS

The following is the qualification of the experts who have given an opinion or advice which is contained in this circular:

Name	Qualification
Yu Ming	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
GCAL	International business valuers
PricewaterhouseCoopers	Certified public accountants

11. CONSENTS

Each of Yu Ming, GCAL and PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the reference to its name and letter and/or report, in the form and context in which it appears.

12. MATERIAL CHANGES

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December, 2000, the date to which the latest published audited financial statements of the Group were made up.

13. ARRANGEMENTS AFFECTING DIRECTORS

(a) There is no agreement or arrangement between Yue Xiu and any Director or any other person which is conditional on the outcome of the Proposed Transactions or otherwise connected therewith.

(b) There is no agreement or arrangement between any Director and any other person which is conditional on the outcome of the Proposed Transactions or otherwise connected therewith.

14. MISCELLANEOUS

(a) The secretary of the Company is Mr. Wong Chi Keung, *FCCA, ASA, ACMA, ACIS*.

(b) The registered office of the Company is 24th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.

(c) The registered office of Yue Xiu is 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.

(d) The English text of this circular and form of proxy shall prevail over the Chinese text.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Jones, Day, Reavis & Pogue of 31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong during normal business hours up to and including 14th January, 2002 and at the EGM:

(a) the Conditional Sale and Purchase Agreement;

(b) the letter from the Independent Board Committee as set out on pages 28 and 29 of this circular;

(c) the letter from Yu Ming to the Independent Board Committee as set out on pages 30 to 39 to this circular;

(d) the accountants' report on Guangzhou Construction BVI and the statement of adjustments as set out in appendix II to this circular;

(e) the accountants' report on Super Gain as set out in appendix III to this circular;

(f) the annual reports of the Group for each of the two years ended 31st December, 2000;

(g) the interim report of the Group for the six months ended 30th June, 2001;

(h) the audited accounts of Super Gain for the period from 31st October, 1997 to 31st December, 1998, the two years ended 31st December, 2000 and the six months ended 30th June, 2001;

(i) the property valuation report of the Group as set out in appendix V to this circular;

(j) the property valuation report of Guangzhou Construction BVI as set out in appendix VI to this circular;

(k) the property valuation report of Super Gain as set out in appendix VII to this circular;

(l) the memorandum and articles of association of the Company;

(m) the service contracts referred to in paragraph 8 of this appendix; and

(n) the written consents referred to in paragraph 11 of this appendix.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Guangzhou Investment Company Limited (the "Company" and together with its subsidiaries, the "Group") will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Thursday, 17th January, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

(a) a conditional sale and purchase agreement (the "Conditional Sale and Purchase Agreement", a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) dated 10th December, 2001 between the Company and Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), pursuant to which the Company agreed to purchase or procure the purchase of, and Yue Xiu agreed to sell or procure the sale of the entire shareholding in Guangzhou Construction & Development Holdings (China) Limited and 49% of the shareholding in Super Gain Development Limited for a total consideration of about HK$5,014 million which shall be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by the way of allotment and issuance of about 2,152.9 million new shares of HK$0.10 each ("Shares") in the share capital of the Company (the "Consideration Shares") to Yue Xiu and/or its nominee(s) at a price (credited as fully paid) equivalent to the average closing price of the Shares as quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") over the immediately preceding five trading days prior to the date of the Company's announcement dated 10th December, 2001 of HK$0.68 per Consideration Share; and (iii) HK$1,550 million by way of disposals to Yue Xiu and/or its nominee(s) of the Company's 100% interest in China Century Cement International Limited ("CCCI"), 36.84% effective interest in Guangzhou Jin Peng Group Co., Ltd. and 46.70% effective interest in China Information Technology Industry Co., Limited and assignment of ancillary shareholders' loans in the aggregate amount of about HK$886 million owed to the Company and/or its subsidiaries (collectively, the "Disposals") be and is hereby approved, ratified and confirmed;

(b) all transactions contemplated under the Conditional Sale and Purchase Agreement including, without limitation, the Disposals be and are hereby approved;

(c) the directors of the Company be and they are hereby authorised on behalf of the Company to:

(i) sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their discretion consider necessary

or desirable for the purpose of and in connection with the implementation of the Conditional Sale and Purchase Agreement and the exercise and enforcement of any of the Company's rights under the Conditional Sale and Purchase Agreement including, inter alia, upon the Conditional Sale and Purchase Agreement becoming unconditional, the authority to complete the Conditional Sale and Purchase Agreement and/or to procure completion of the same and to make and agree such variations of a non-material nature in the terms of the Conditional Sale and Purchase Agreement as they may in their discretion consider to be desirable and in the interests of the Company;

(ii) allot and issue to Yue Xiu and/or its nominee(s) the Consideration Shares credited as fully paid pursuant to the Conditional Sale and Purchase Agreement, such Consideration Shares to rank pari passu in all respects with all existing Shares in issue as at the date of allotment and issuance of the Consideration Shares;

(d) the continual provision of guarantees to CCCI and its subsidiaries (together the "CCCI Group") by the Company be and is hereby approved."

2. "**THAT** conditional upon the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting, the waiver in respect of any obligation of Yue Xiu and its Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Hong Kong Code on Takeovers and Mergers ("Takeovers Code")) to make a mandatory offer for all the shares of the Company which would (save for the waiver) otherwise arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s) pursuant to the Conditional Sale and Purchase Agreement under Rule 26 of the Takeovers Code be and is hereby approved."

3. "**THAT** conditional upon the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting,

(a) the Disposals be and are hereby approved;

(b) the directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of and in connection with the implementation of the Disposals including, inter alia, upon the Conditional Sale and Purchase Agreement becoming unconditional, the authority to complete the Disposals and/or to procure completion of the same."

4. "**THAT** conditional upon the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting, the authorised share capital of the Company be increased from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares, such new Shares to rank pari passu in all respects with the existing Shares in issue as at the date of allotment and issuance of the Consideration Shares."

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 31st December, 2001

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed.

3. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or any adjourned meeting.

4. In accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Note 4 to Rule 25 of the Takeovers Code, Yue Xiu and its Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Takeovers Code) and its associates (as defined in the Listing Rules) will abstain from voting on Ordinary Resolutions Nos. 1, 2 and 3 as set out above and Ordinary Resolutions Nos. 2 and 3 as set out above will be determined by way of a poll.

Printed by IFN Financial Press Limited
21545

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Form of proxy for use at the Extraordinary General Meeting ("Meeting")

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] _____ ____

shares of HK$0.10 each in the capital of t ... of the

Meeting or[3] ______________________________ ____

of ______________________________ ____

02 MAR 18 AM 8:32

as my/our proxy to attend and act for me ... at 1st Floor, South China Hotel, 67-75 Java Ro ... Thursday, 17th January, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated[4] or if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]
1.	**ORDINARY RESOLUTION NO. 1** To approve the Conditional Sale and Purchase Agreement and all transactions contemplated thereunder and the allotment and issuance of the Consideration Shares and the continual provision of guarantees by the Company to the CCCI Group		
2.	**ORDINARY RESOLUTION NO. 2** To approve the waiver made under Rule 26 of the Takeovers Code		
3.	**ORDINARY RESOLUTION NO. 3** To approve the Disposals		
4.	**ORDINARY RESOLUTION NO. 4** To approve the increase of authorised share capital of the Company		

Signature[5] ______________________________

Dated ______________________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.
6. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.
7. In the case of joint holders of any share, any one of such persons may vote at the Meeting either in person or by proxy in respect of such share, but if more than one of such joint holders are present at the Meeting either personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand on the register of members in respect of the joint holding.
8. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting (or any adjourned meeting thereof).
9. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Meeting or any adjourned meeting if you so wish.
10. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), Note 1 of the Notes on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code") and Note 4 to Rule 25 of the Takeovers Code, Yue Xiu Enterprises (Holdings) Limited and its Concert Parties (having the meaning ascribed to the term "persons acting in concert" under the Takeovers Code) and its associates (as defined in the Listing Rules) will abstain from voting on Ordinary Resolutions Nos. 1, 2 and 3 as set out above and Ordinary Resolutions Nos. 2 and 3 as set out above will be determined by way of a poll.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

（於香港註冊成立的有限公司）

股東特別大會（「大會」）適用的代表委任表格

本人／吾等[附註1] ____________________

地址為 ____________________

為上述公司（「本公司」）股本中每股面值0.10港元的股份共 ____________ 股[附註2]的登記持有人，

茲委任大會主席或[附註3] ____________________

地址為 ____________________

為本人／吾等的代表，出席於二ＯＯ二年一月十七日星期四上午十時正，假座北角渣華道67-75號粵華酒店1樓舉行的本公司大會（或其任何續會），以考慮並酌情通過召開大會通告所載的決議案，並於大會（或其任何續會）上代表本人／吾等及以本人／吾等的名義就本表格所列的決議案按下列的指示[附註4]投票。倘未有作出任何指示，則本人／吾等的代表可酌情自行投票表決。

		贊成[附註4]	反對[附註4]
1.	**普通決議案1項** 批准有條件買賣協議及據此預計進行的所有交易；配發及發行代價股份；以及本公司持續向CCCI集團提供擔保		
2.	**普通決議案2項** 批准根據收購守則第26條申請的豁免		
3.	**普通決議案3項** 批准該等出售		
4.	**普通決議案4項** 批准增加本公司的法定股本		

簽署[附註5] ____________________

日期 ____________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上以 閣下名義登記與本代表委任表格有關的股份數目。如未有填上股份數目，則本代表委任表格將視為與 閣下名義登記的所有本公司股份有關。
3. 如委任大會主席以外的人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上擬委任的代表姓名及地址。**本代表委任表格的任何更改，均須由簽署人簡簽示可。**
4. **注意： 閣下如欲投票贊成任何決議案，請在「贊成」欄內加上「√」號。如欲投票反對任何決議案，則請在「反對」欄內加上「√」號。**如無任何指示，則 閣下的代表可酌情決定投票。除大會通告所列的決議案外， 閣下的代表亦有權就大會正式提出的任何決議案自行酌情投票。
5. 本代表委任表格須由 閣下或 閣下的正式書面授權人簽署。如持有人為一公司，則須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 凡有權出席大會及於會上投票的股東，均有權委派一名或以上的代表代其出席大會及代表其投票。受委代表毋須為本公司股東。
7. 倘為任何股份的聯名持有人，任何一名聯名持有人可親自或委派代表就該等股份於會上投票，惟倘超過一名該等聯名持有人親自或委派代表出席大會，則只會接納排名首位的持有人親自或委派代表作出的投票，而其他聯名持有人的投票概不受理。排名先後是按股東名冊內聯名持有人的排名次序為準。
8. 本代表委任表格連同經簽署的授權書或其他授權文件（如有），或經由公證人簽署證明的該等授權書或授權文件的副本，須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。
9. 填妥及交回代表委任表格後， 閣下仍可親自出席大會或其任何續會並於會上投票。
10. 根據聯交所證券上市規則（「上市規則」）、香港公司收購及合併守則（「收購守則」）第26條附註1有關豁免的附註及收購守則第25條附註4，越秀企業（集團）有限公司及其一致行動人士（按收購守則對「一致行動人士」的定義）及其聯繫人（定義見上市規則）將就上文所列第1、2及3項普通決議案放棄投票，而上文所列第2及3項普通決議案將以投票形式決定是否獲得通過。

I. (5)

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Our ref. : GICL-1262/02-BW/il

Date : January 28, 2002

File no. : 362639

The Registrar of Companies
Companies Registry
13/F Queensway Government Offices
66 Queensway Hong Kong

Dear Sir,

We have pleasure in submitting an Ordinary Resolution of the Company dated January 17, 2002 for your registration.

Yours faithfully,

For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

Burnette C.K. Wong
Executive Director and Company Secretary

Encl.

02 MAR 18 AM 8: 16

17

Registration No. 362639

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

GUANGZHOU INVESTMENT COMPANY LIMITED

越 秀 投 資 有 限 公 司

PASSED ON THE 17TH DAY OF JANUARY, 2002

At an Extraordinary General Meeting of shareholders of the Company duly convened and held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Thursday, 17th January, 2002 at 10:00 a.m., the following resolution was duly passed as an Ordinary Resolution of the Company : -

Ordinary Resolution

"THAT conditional upon the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting, the authorised share capital of the Company be increased from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares, such new Shares to rank pari passu in all respects with the existing Shares in issue as at the date of allotment and issuance of the Consideration Shares."

Liu Jinxiang
Chairman of the meeting

收件日期 RECEIVED
29 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

II. (1) (a)-(c)

Form
表格 **D2**

Companie
公司註

02 MAR 18 AM 8: 16

ation of Changes of
retary and Directors
董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* [ ] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[√] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8163

For Official Use
請勿塡寫本欄

RECEIVED 收件日期
07 - 12 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

19

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **362639**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of passport number of Director	05	12	2001

Existing Name 現用姓名: WU Yiyue 吳 一 岳

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.4774412	China

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ____ 張續頁A及 ____ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期： 5th December, 2001

CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Type of Change 更改事項

* [ ] Resignation or cessation 辭職或停職

[√] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8320

For Official Use
請勿填寫本欄

收件日期 RECEIVED
21 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

21

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	18	01	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Li 李	Fei 飛

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名:

Address 地址: Room C, 24th-25th Floor, No. 129 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 2 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期： 18th January, 2002

CR

Companies Registry
公 司 註 冊 處

Form
表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號

362639

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4)

Appointment / Change of particulars 委任 / 更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	18	01	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Luo 羅	Guoqing 國慶

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名:

Address 地址: Room A, 16th Floor, No. 131 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
-	-

23

CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號

362639

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4)

Appointment / Change of particulars 委任 / 更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	18	01	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Wang 王	Hongtao 洪濤

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名:

Address 地址: Room A, 20th Floor, No. 131 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P871719(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

24

CR

Companies Registry
公 司 註 冊 處

Form 表格 **D3**

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

362639

Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

I, LI Fei 李 飛

consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 18th January, 2002, and confirm that I have attained the age of 18 years.
生效日期爲 ,並確認本人已年滿十八歲。

Signed 簽名 : [signature]

Date 日期 : 18th January, 2002

收件日期 RECEIVED
21-01-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

25

Companies Registry
公 司 註 冊 處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

362639

Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

I, LUO Guoqing 羅 國 慶

consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 18th January, 2002, and confirm that I have attained the age of 18 years.
生效日期爲 ,並確認本人已年滿十八歲。

Signed 簽名：[signature]

Date 日期： 18th January, 2002

收件日期 RECEIVED
21-01-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

26

Companies Registry
公 司 註 冊 處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

362639

Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

I, WANG Hongtao 王 洪 濤

consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 18th January, 2002 , and confirm that I have attained the age of 18 years.
生效日期爲 ,並確認本人已年滿十八歲。

Signed 簽名：

Date 日期： 18th January, 2002

收件日期 RECEIVED
2 1 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

G:\vp-admin\archive\FRQ8299.doc

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	
Date 日期			Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8426

For Official Use
請勿填寫本欄

收件日期 RECEIVED 27-02-2002 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

收件日期 RECEIVED 27-02-2002 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

28

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of passport number of Director	20	02	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: YIN Hui 尹輝

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.3464286	China

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期：20th February, 2002

II. (2)

CR

Companies Registry
公司註冊處

02 MAR 18 AM 8: 16

Form R2

otification of of Registers
存地點通知書

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 **Location of Registers or other documents** 登記冊或其他文件的備存地點 (Note 註 2)

Registers or other documents 登記冊或其他文件:-

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期 DD 日	MM 月	YYYY 年
Register of Members	5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong	10	09	2001

Signed 簽名 :

(Name 姓名) : (Wong Chi Keung)
Secretary 秘書

Date 日期 : 10th September, 2001

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
11-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Amendment No. 1/97 to Specification No. 1/97
指明編號第 1/97 號的修訂編號第 1/97 號

31

CR

Companies Registry
公 司 註 冊 處

Form 表格 **SC4**

Notification of Increase in Nominal Capital
名義資本增加通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(Note 註 3) **2 Particulars of resolution authorizing the increase in nominal capital** 批准名義資本增加的決議詳情

Type of resolution 決議類別	Date 日期		
Ordinary Resolution / ~~Special Resolution~~	17 DD 日	01 MM 月	2002 YYYY 年

(Note 註 4) **3 Changes in Nominal Capital** 名義資本的更改

A	**Registered Capital** 註冊資本	HKD500,000,000.00
B	**Additional Capital** 所增加的資本	HKD500,000,000.00
C	**New Capital** 新資本	HKD1,000,000,000.00

(Note 註 5) **4 Details of Additional Capital** 所增加的資本的詳情

Class of Shares 股份類別	No. of Shares 股份數目	Nominal Value of Each Share 每股的面值	Conditions subject to which the new shares have been or are to be issued 已發行或將發行的新股份所須符合的條件
Ordinary	5,000,000,000	HKD0.1	The new shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Signed 簽名 :

(Name 姓名): (Wong Chi Keung) Date 日期 : 17th January, 2002

Secretary 秘書

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8342

For Official Use
請勿填寫本欄

收件日期 RECEIVED
06-02-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Your Receipt
Companies Registry
H.K.

29/01/2002	I1428438
CR No. :	-362639-
Sh. Form :	SC4
04	$30,000.00
CHQ	$30,000.00

33

Specification No. 1/98
指明編號第 1/98 號

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
07	11	2001	to 至			

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 21,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 84,168.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 400,441,966.7

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	210,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$84,168.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

27/11/2001 DD363519
CR No. : -362639-
Sh. Form : SC1
08 $85.00
CSH $85.00

35

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Ge Suijian	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	210,000		
	Total Shares Allotted by Class 各類股份分配總額	210,000		

Signed 簽名： [signature]

(Name 姓名)： (Wong Chi Keung) Date 日期： 21st November 2001

Director 董事／Secretary 秘書 *

36

*Delete whichever does not apply 請刪去不適用者

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號
362639

1 Company Name 公司名稱
Guangzhou Investment Company Limited
越秀投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
10	12	2001	to 至	18	12	2001

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 387,400.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,552,699.2

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 400,829,366.7
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	3,874,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$1,552,699.2

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

08/01/2002	EE367506
CR No. :	-362639-
Sh. Form :	SC1
08	$1,553.00
CHQ	$1,553.00

27

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Zhang Qingzhi	25-26 Fl Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	210,000		
Siu Kit	Flat F 1/FL Fu Dat Court 32 Fortress Hill Road North Point Hong Kong	180,000		
Yau Hoi Kin	25/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	280,000		
Chan Siu Sing	Flat 1802 18/F Hing Tsui House Hing Wah Estate Hong Kong	36,000		
Tsang Siu Ching	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Kwok Wai Leung	Flat C2 5/F Mount Trio Court 1-2 Hok Yu Lane Waterloo Hill Kowloon	36,000		
Yeung Sau Kuen May	Room 2604 Tin Wing House Shun Tin Estate Kwun Tong Kowloon	36,000		

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 2nd January 2002

Director 董事／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

38

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Li Fong	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Wong Yuk Ping	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Chan Wong Wai Ha	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Chair Kwong Hing	Flat D 25/F Block 1 Metro City Phase 2 Tseung Kwan O N.T.	50,000		
Lo Hak Sang	Rm 1713 Ping Shing House Ping Tin Estate Lam Tin Kowloon	400,000		
Wang Shiming	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	560,000		
Fung Chau On	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	80,000		
Yu Kin Keung	15/F 8-A Humbert Street Mei Foo Sun Chuen Kowloon	280,000		
Lam Wai	Flat B 8/F 11-21 Swatow St Wanchai Hong Kong	280,000		
Tse Shi Chu	Flat E 36/F Block 5 Regentville No.8 Wo Mun St Fanling N.T.	140,000		
Mak Ngai Hong	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Chan Yung Kuen	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000		
Chan Ka Wai Carrie	10E Sun Lee Mansion 581 Reclamation St Mongkok Kowloon	200,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Liang Lixiong	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	490,000		
Wong Kam Ming	Flat 1303 13/F Blk K Kornhill Quarry Bay Hong Kong	400,000		
	Total Shares Allotted by Class 各類股份分配總額	3,874,000		

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號: 362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
04	01	2002	to 至	18	01	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 159,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 637,272.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 400,988,366.7

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	1,590,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$637,272.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/02/2002 I1429209
CR No. : -362639-
Sh. Form : SC1
08 $638.00
CHQ $638.00

41

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Cheung Fei Yuet	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000		
Liu Jinxiang	27/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	840,000		
Peng Yiying	23/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	60,000		
Lau Siu Hung	Flat E 31/F Fairview Height 1 Seymour Rd Mid-level Hong Kong	490,000		
	Total Shares Allotted by Class 各類股份分配總額	1,590,000		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung) Date 日期： 29th January 2002

Director 董事／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

III. (1)-(8)

二〇〇一年九月八日　星期六　夏曆辛巳年七月廿一日

成報

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

（在香港註冊成立之有限公司）

公　佈

本公佈乃遵照上市規則第19項應用指引之規定而作出

本公佈乃遵照香港聯合交易所有限公司證券上市規則（「上市規則」）第19項應用指引之披露規定而作出。

越秀投資有限公司（「本公司」）之董事乃遵照上市規則第19項應用指引第3.7.1段作出下列披露。

本公司與香港的兩家銀行（「貸款人」）達成一項貸款協議（「貸款協議」），根據貸款協議的條款，由貸款人提供給本公司達25,000,000美元（相等約195,000,000港元）之貸款融資（「貸款融資」），由二零零一年九月七日起為期三年。本公司的控權股東越秀企業（集團）有限公司（「越秀企業」）已向貸款人承諾，在該貸款融資的期間及其任何金額未付還之時，越秀企業將持續實益擁有不少於本公司已發行股本百分之四十（「承諾」）。違反承諾將構成貸款協議項下的違約，若發生該違約事件，本公司須立即付還貸款融資項下全部未付還的金額，否則，該違約事件可能引致已提供給本公司或其附屬公司的其他貸款融資項下的連帶違約。

承董事會命
公司秘書
黃之強

香港，二零零一年九月七日

43

Hong Kong iMail
Saturday, September 8, 2001

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made in compliance with Practice Note 19 of the Listing Rules.

This announcement is made in compliance with the disclosure requirements under Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The directors of Guangzhou Investment Company Limited ("Company") make the following disclosures in compliance with paragraph 3.7.1 of Practice Note 19 of the Listing Rules.

By a loan agreement ("Loan Agreement") entered into between the Company and two banks in Hong Kong ("Lenders"), a loan facility in the aggregate principal amount of United States dollars twenty-five million (US$25,000,000) (equivalent to approximately HK$195,000,000) ("Facility") is made available by the Lenders to the Company for a term of three years from 7th September, 2001 and subject to and in accordance with the terms and conditions therein contained. Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), being the controlling shareholder of the Company, has undertaken with the Lenders that throughout the continuance of the Facility and so long as any sum remains owing. Yue Xiu will beneficially own (whether directly or indirectly) not less than 40 per cent of the issued share capital of the Company form time to time ("Undertaking"). Breach of the Undertaking will constitute an event of default under the Loan Agreement. Upon the occurrence of such event of default, all amounts outstanding and owing under the Facility will beocme immediately repayable by the Company, failing which, such event of default may also trigger cross default under other facilities which are available to the Company and/or its subsidiaries.

By Order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 7th September, 2001

星島日報 二〇〇一年九月十一日 星期二

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

（在香港註冊成立之有限公司）

公 佈

本公佈乃遵照上市規則第19項應用指引之規定而作出

本公佈乃遵照香港聯合交易所有限公司證券上市規則（「上市規則」）第19項應用指引之披露規定而作出。

越秀投資有限公司（「本公司」）之董事乃遵照上市規則第19項應用指引第3.7.1段作出下列披露。

本公司與香港的兩家銀行（「貸款人」）達成一項貸款協議（「貸款協議」），根據貸款協議的條款，由貸款人提供給本公司達25,000,000美元（相等約195,000,000港元）之貸款融資（「貸款融資」），由二零零一年九月七日起為期三年。本公司的控權股東越秀企業（集團）有限公司（「越秀企業」）已向貸款人承諾，在該貸款融資的期間及其任何金額未付還之時，越秀企業將持續實益擁有不少於本公司已發行股本百分之四十（「承諾」）。違反承諾將構成貸款協議項下的違約，若發生該違約事件，本公司須立即付還貸款融資項下全部未付還的金額，否則，該違約事件可能引致已提供給本公司或其附屬公司的其他貸款融資項下的連帶違約。

承董事會命
公司秘書
黃之強

香港，二零零一年九月十日

45

Hong Kong iMail
Tuesday, September 11, 2001

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made in compliance with Practice Note 19 of the Listing Rules.

This announcement is made in compliance with the disclosure requirements under Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The directors of Guangzhou Investment Company Limited ("Company") make the following disclosures in compliance with paragraph 3.7.1 of Practice Note 19 of the Listing Rules.

By a loan agreement ("Loan Agreement") entered into between the Company and two banks in Hong Kong ("Lenders"), a loan facility in the aggregate principal amount of United States dollars twenty-five million (US$25,000,000) (equivalent to approximately HK$195,000,000) ("Facility") is made available by the Lenders to the Company for a term of three years from 7th September, 2001 and subject to and in accordance with the terms and conditions therein contained. Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), being the controlling shareholder of the Company, has undertaken with the Lenders that throughout the continuance of the Facility and so long as any sum remains owing, Yue Xiu will beneficially own (whether directly or indirectly) not less than 40 per cent of the issued share capital of the Company from time to time ("Undertaking"). Breach of the Undertaking will constitute an event of default under the Loan Agreement. Upon the occurrence of such event of default, all amounts outstanding and owing under the Facility will become immediately repayable by the Company, failing which, such event of default may also trigger cross default under other facilities which are available to the Company and/or its subsidiaries.

By Order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 10th September, 2001

46

SOUTH CHINA MORNING POST THURSDAY, SEPTEMBER 20, 2001

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Interim Results For the Six Months Ended 30th June 2001

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2001 as follows:—

Condensed Consolidated Profit And Loss Account

	Note	(Unaudited) Six months ended 30th June 2001 HK$'000	2000 HK$'000
Turnover	1	1,734,760	1,424,583
Cost of sales		(1,092,819)	(943,235)
Gross profit		641,941	481,348
Other revenues		45,767	71,525
Distribution, administrative and other net operating expenses		(325,067)	(234,205)
Operating profit	1 & 2	362,641	318,668
Finance costs		(123,346)	(120,389)
Share of profits less (losses) of			
Associated companies		52,791	66,114
Jointly controlled entities		(9,748)	675
Profit before taxation		282,338	265,068
Taxation	3	(49,295)	(44,863)
Profit after taxation		233,043	220,205
Minority interests		(186,623)	(182,030)
Profit attributable to shareholders		46,420	38,175
Earnings per share	4		
Basic		1.18 cents	0.97 cent
Fully diluted		1.15 cents	0.94 cent

Notes:

1 The analysis of the Group's turnover and contribution to operating profit by principal activities and markets is as follows:

	Turnover Six months ended 30th June 2001 HK$'000	2000 HK$'000	Contribution to operating profit Six months ended 30th June 2001 HK$'000	2000 HK$'000
Principal activities:				
Operation of toll roads	214,169	231,304	130,824	164,439
Sales of properties, property rental and management	331,830	366,679	89,913	95,766
Sales of newsprint and corrugated paper	661,199	393,848	130,958	54,038
Sales of cement and ready-mixed concrete	527,562	432,752	32,832	15,651
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668
Principal markets:				
Mainland China ("China")	1,430,358	1,210,545	320,081	281,083
Hong Kong	303,092	212,816	67,604	53,601
Other countries	1,310	1,222	(3,158)	(4,790)
	1,734,760	1,424,583	384,527	329,894
Headquarters expenses			(21,886)	(11,226)
			362,641	318,668

2 **Operating profit**

The operating profit is stated after charging depreciation and amortisation of HK$136,172,000 (2000: HK$114,908,000) and HK$2,877,000 (2000: HK$6,319,000) respectively.

3 **Taxation**

Hong Kong profits tax has been provided at the rate of 16 per cent (2000: 16 per cent) on the estimated assessable profits for the period. Taxation on overseas taxable profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June 2001 HK$'000	2000 HK$'000
Hong Kong profits tax	6,911	6,689
Overseas taxation	37,250	31,467
Deferred taxation	917	3,948
	45,078	42,104
Share of taxation attributable to associated companies	4,217	2,759
	49,295	44,863

4 **Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$46,420,000 (2000: HK$38,175,000) and the weighted average of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$53,638,661 (after taking into account the effect of interest on convertible bonds) (2000: HK$37,541,000) and the weighted average number of 3,947,507,328 (2000: 3,936,503,400) ordinary shares in issue during the period plus the weighted average number of 733,682,323 (2000: 36,979,049) potential dilutive ordinary shares deemed to be issued in respect of the outstanding share options and convertible bonds.

To step up development efforts, the Group increased total gross floor area of joint venture projects under construction to 603,717 sq. meters in the first half of 2001 which was up by 5.0 per cent compared with same period in 2000. In the second half of 2001, major projects to be offered for sale will include Galaxy City, Greenland Garden Phase I, Jiang Nan Estate Phase 3-11 and Dalian Yue Xiu Plaza.

An extension of Guangzhou Metro to connect the eastern Zhu Jiang Estate and the southern Panyu suburban area is under planning and will start construction by the end of this year. Such development is most beneficial to the Group and will increase the value of its land bank located at Zhu Jiang Estate. The Guangzhou Municipal People's Government has recently tightened regulations of property market. Developers must complete two third of superstructure to qualify for preselling the properties, and land premium for acquiring land in land auction must be fully paid within 24 months. The Group believes that such policies would benefit established developers with strong land and financial resources.

Guangzhou Rental Property Outperformed Hong Kong

The Group has investment properties both in Hong Kong and Guangzhou. Aggregated rental income of the Group's investment properties in Hong Kong remained steady in the first half of 2001. The Group expects the rental market in Guangzhou will continue outperforming Hong Kong in the second half of 2001.

Newsprint Business Performed Strongly

Guangzhou Paper Limited ("Guangzhou Paper") performed strongly in the first half of 2001. Owing to full operation of the new production line to increase the newsprint production capacity to 290,000 tonnes per annum, Guangzhou Paper was able to satisfy the rising demand from major newspapers in Guangdong Province on time. In the first half of 2001, Guangzhou Paper sold 134,500 tonnes of newsprint which was 47.94 per cent higher than same period in 2000. Average newsprint price was higher but total production cost was reduced because prices of raw materials including recycled paper and chemical wood pulp eased in the first half of 2001. The plant has also implemented various cost control measures including reduction of water and pulp consumptions. The new in-house electricity supply system mitigated pressure of higher cost of external electricity supply.

In the first half of 2001, the plant continued to maintain the biggest market share in the locally produced newsprint market and was ranked the top in China in terms of sales volume. Although the newsprint price is expected to follow international market and ease in the second half of 2001, the Group expects the plant's full year performance will remain steady given its location in the fast growing southern China market.

Toll Road Business Affected by Temporary Factors

As traffic volume growth was deterred by certain road maintenance works around Guangzhou City for preparing the Ninth National Games and prohibition of overloaded trucks travelling in the remote regions of Guangdong Province, GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company, experienced decline in profit attributable to shareholders of 9.1 per cent to HK$132.46 million in the first half of 2001. The Group believes that the toll road business was affected by temporary factors only and traffic volume growth will resume in 2002.

Cement Sales in Guangzhou Expanded

In the first half of 2001, aggregate sales volume of cement and clinker of China Century Cement Limited ("CCC"), the cement subsidiary of the Company joint ventured with German cement group Heidelberger Zement, increased by approximately 17.6 per cent to approximately 1.2 million tonnes compared with same period in 2000 due to capacity expansion. Unit manufacturing costs of cement per tonne decreased due to bulk purchase discount on raw materials, lower fixed cost, higher efficiency and lower off peak electricity rates. These offset a lower average selling price of cement. The downstream business also benefit from lower cement price. In the period, sales volume of ready-mixed concrete in Guangzhou increased to 167,000 cubic meters while production cost was reduced because cement is the raw material for ready-mixed concrete.

With the progress of construction of major infrastructure projects such as the new Guangzhou International Airport in the second half of 2001, performance of the cement business in Guangzhou is expected to remain satisfactory while the Hong Kong market will continue consolidating due to slow down of property and government projects.

Future Strategy and Prospects

Looking ahead, the Group intends to expand business of property development in Guangzhou which will have great potential with the continuous economic development of China, particularly in Southern China. The Group's goal is to develop as a leading property developer in this region. In addition, management of other existing operating businesses will be strengthened to deliver satisfactory returns to shareholders. Although the external economic environment is experiencing some uncertainties, the Group believes that economic performance of China, especially Southern China, will remain relatively resilient.

FINANCIAL REVIEW

Liquidity and Capital Resources

The Group maintains a stable and comfortable financial position. As at 30th June 2001, the Group had bank deposits, cash and bank balances of approximately HK$1,726 million, pre-dominantly in Rmb and the balance of 46 per cent in US dollars, HK dollars and other foreign currencies.

As at 30th June 2001, the Group had bank borrowings excluding bank overdraft ("Bank Borrowings") and convertible bonds outstanding of approximately HK$3,541 million and HK$545 million respectively (collectively "Total Borrowings"). The net increase of Total Borrowings was HK$387 million compared with the last annual balance sheet date.

As at 30th June, 2001, the Bank Borrowings was mostly denominated in US dollars and HK dollars and the balance of 34 per cent in Rmb. The convertible bonds were denominated in HK dollars. The following table shows the repayment term of the Bank Borrowings and convertible bonds:

	Repayable within one year HK$'000	one to two years HK$'000	two to five years HK$'000	over five years HK$'000	Total HK$'000
Bank Borrowings	1,882,536	1,015,824	641,844	1,197	3,541,401
Convertible bonds	95,000	249,450	200,623	—	545,073
Total Borrowings	1,977,536	1,265,274	842,467	1,197	4,086,474

Approximately 53 per cent of the Bank Borrowings will be repayable within one year. The management is confident that Bank Borrowings will be refinanced. Approximately 17 per cent, 46 per cent and 37 per cent of the convertible bonds are redeemable in one year, one to two years and two to five years respectively. The convertible bonds redeemable in one year were issued by GZI Transport. On maturity, those bonds which have not been converted into ordinary shares of GZI Transport at a price of HK$2.0424 per share are to be repaid at their principal amount with accrued interest. All other convertible bonds redeemable in one to two years and two to five years were issued by the Company. On maturity, those bonds which have not been converted into ordinary shares of the Company at a price of HK$0.76 and HK$0.6168 per share respectively are to be repaid at 105 per cent of their principal amount with accrued interest. Approximately 41 per cent of the Bank Borrowings were secured and the rest were unsecured.

Capital Commitments and Expenditures

HIGHLIGHTS OF RESULTS

In the first half of 2001, the Group's cement and newsprint businesses both performed satisfactorily due to expansion of capacity and sales which offset lower profits from the toll road and property businesses. The toll road business was affected by temporary factors such as prohibition of access of overloaded trucks by local governments. The property business achieved higher sales area but performance was affected by changing sales mix of different priced properties.

In the first half of 2001, the Group's turnover grew to HK$1,734,760,000, representing a 22 per cent increase mainly driven by the expanding cement and newsprint businesses. Overall gross profit increased by 33 per cent to HK$641,941,000 due to decline of certain raw material prices and higher efficiency of the industrial businesses. Although distribution, administrative and other net operating expenses were increased due to overall expansion of the Group's businesses, profit attributable to shareholders amounting to HK$46,420,000 has increased by 22 per cent compared with the same period in 2000.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for 2001 (2000: nil).

BUSINESS REVIEW

Primary and Secondary Residential Markets in Guangzhou Continued to Improve

Total sales volume of the Guangzhou primary residential market in the first half of 2001 was 2.37 million sq. meters and was up by 3.5 per cent compared with same period in 2000. Average selling price was approximately Rmb4,965 per sq. meter which was up by 3.89 per cent compared with same period in 2000, and continued the gradual uptrend since 2000. Transactions in the secondary market were exceptionally active. Volume was up substantially by 100 per cent to 960,000 sq. meters and price adjusted downward by 15.9 per cent compared with same period in 2000 to an average of Rmb3,854 per sq. meter.

These figures indicated that both the primary and secondary residential markets in Guangzhou remained active as underpinned by improving affordability. The Group believes that the property market in Guangzhou has turned around and will have huge growth potential due to a low level of private home ownership, satisfactory rental yield, rising affluence and a fast growing population which is already close to 10 million.

Office Market Started Recovering

Guangzhou office market also started to recover in the first half of 2001 after several years of consolidation. Improving economic environment has resulted in increasing demand for offices. Transaction volumes picked up by 23.96 per cent to 100,900 sq. meters in the period, which was larger than supply and has resulted in reduction of inventory. Vacancy rate has slipped by 18 per cent. Price has risen by 1.6 per cent to an average of Rmb10,527 per sq. meter.

Market Positioning

The Group has accumulated a sizable landbank in urban Guangzhou. The Group's market positioning is to concentrate on development of residential properties located in urban area such as Haizhu District and Zhujiang New Estate. The Group focuses on development of middle and mass market properties with average selling price ranging between Rmb4,000 and Rmb8,000 per sq. meter. Development of suburban residential projects and urban office projects will be selective.

Sales of Residential Properties in Guangzhou Expanded

The Guangzhou residential market remained active and competitive in the first half of 2001 and the Group continued to strengthen efforts in marketing. For example, Galaxy City, a high end project with intelligent management system and 24 hours distilled water supply, organized creative thematic marketing activities on a monthly basis. The gardening of green area and furnishing of show flats were speeded up. Public transport and supermarket services were organized to promote sales. Based on such efforts, 30 per cent of all units in Galaxy City was pre-sold in the first half of 2001. Coupled with the continuous sales of Greenland Garden Phase I at Haizhu District and Jinhui Residential Building located at Tianhe Districts, total sales area of major projects in the first half of 2001 was 38,447 sq. meters which was up by 62 per cent compared with same period in 2000. The Group ranks one of the top 20th in terms of sales volume amongst the major property developers in Guangzhou.

Major projects sold in the first half of 2001	Sales area (sq. meters)
Galaxy City	21,344
Junhui Residential Building	8,222
Yue Xiu Plaza, Dalian	5,031
Greenland Garden Phase I	3,128
Others	722
	38,447

Apart from stepping up its marketing efforts, the Group continued to reduce costs through tendering system which was extended from construction works to include sourcing of construction materials, environmental, finishing and gardening works. This tendering system has contributed to cost control and quality improvement.

The Group believes that cooperation with its local partner, Guangzhou City Construction and Development Holdings Ltd. which is one of the most reputable developers in Guangzhou, could facilitate cost reduction and brand building of property projects. Apart from location, brand name and aftersales service are the most important success factors in the property business. The Group has and will continue allocating resources in these aspects. According to a survey of customer's satisfaction, the Group achieved 95 per cent satisfaction level from the residents of Greenland Garden Phase I.

The Group's capital commitments were HK$1,924 million in total as at 30th June 2001. These capital commitments over the next few years are mainly for the addition of fixed assets, toll roads and properties under development; and also for the capital requirements in associated companies and jointly controlled entities.

In February 2001, the Group completed the acquisition of the remaining 49 per cent interests in Xian Expressway. This acquisition was mainly financed by a HK$170 million five-year term loan raised in 2001 and secured by the Group's interest in Xian Expressway.

Treasury Policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed in short term fixed rate deposits in bank accounts in Hong Kong, China and overseas. No fund is placed in non-bank institutions or invested in securities. The management believes that the steady inflow of HK dollars, Rmb, and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong, China and overseas are sufficient to meet the Group's short to medium term Rmb, US dollars and HK dollars borrowings, finance costs and dividend payments.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible exchange rate exposure. As a hedging strategy, the management emphasizes on mainly using Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will also be used selectively.

Capital Structure

The following table summarises the components of the Group's capital structure:

	30th June 2001		31st December 2000	
	HK$'000	%	HK$'000	%
Bank Borrowings	3,541,401	33	3,117,603	30
Convertible bonds	545,073	5	581,473	6
Total Borrowings	4,086,474	38	3,699,076	36
Shareholders' equity	6,571,933	62	6,485,546	64
Total capitalization	10,658,407	100	10,184,622	100

The Group continues to maintain a stable and healthy capital structure.

Pledge of Assets

There is no significant change in the pledge of assets since the last annual balance sheet date.

Contingent Liabilities

There is no significant change in contingent liabilities since the last annual balance sheet date. In August 2001, a guarantee provided by GZI Transport of Rmb1,020 million (approximately HK$953 million) was cancelled by the creditor bank, thereby releasing this particular obligation of the Group.

Employees

As at 30th June 2001, the Group had approximately 12,780 employees of which approximately 12,200 employees were primarily engaging in the management of toll roads, development of property projects and the operations of the six cement and paper factories. The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to the performance of the Group and individual employees.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company has not redeemed any of its shares during the six months ended 30th June 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2001 had been reviewed by the Audit Committee.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement for the six months ended 30th June 2001 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 19th September 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representations as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made by the Company in accordance with paragraph 2 of the Listing Agreement.

The board of directors ("Board") of Guangzhou Investment Company Limited ("Company" and together with its subsidiaries, the "Group") announces that the State Development Planning Commission of the People's Republic of China ("PRC") has approved the injection of (i) 95 per cent. interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction"); and (ii) 50 per cent. interest in Guangzhou Oriental Resort Company Limited ("Mingquanju" and together with Guangzhou Construction, the "New Assets") into the private group of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") and the further injection of the New Assets into the Group. Guangzhou Construction is a state-owned enterprise in the PRC principally engaged in the property investment and development businesses mainly in Guangzhou, PRC. Mingquanju is also a state-owned enterprise in the PRC principally engaged in the resort business.

The Company is in preliminary discussions with Yue Xiu on the injection of the New Assets ("Assets Injection"). No agreement has been reached yet. The negotiation of the terms of the sale and purchase agreement in respect of the contemplated Assets Injection will be conducted on an arm's length basis and on normal commercial terms. Yue Xiu is a controlling shareholder of the Company. The contemplated Assets Injection would constitute a connected transaction of the Company by virtue of Yue Xiu's interest in the Company and may constitute a major transaction in view of the sheer size of the New Assets under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and would be subject to the approval of the independent shareholders of the Company.

This announcement is made by the Company in accordance with paragraph 2 of the Listing Agreement. Shareholders and investors are advised to exercise extreme caution when dealing in the securities of the Company.

The Board will keep shareholders and investors apprised of relevant information as and when necessary.

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 16 October, 2001

49

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立之有限公司)

公佈

本公司乃遵照上市協議第2段而作出本公佈

越秀投資有限公司(「本公司」，連同其附屬公司統稱「本集團」)之董事會(「董事會」)謹此公佈中華人民共和國(「中國」)國家計劃發展委員會已批准將 (i) 廣州市城市建設開發集團有限公司(「廣州城建」) 95%的資產權益；和 (ii) 廣州鳴泉居度假村有限公司(「鳴泉居」，連同廣州城建統稱「新資產」) 50%的資產權益注入越秀企業(集團)有限公司(「越秀企業」)的非上市集團，及再將新資產注入本集團。廣州城建為中國國有企業，主要在中國廣州從事地產投資和發展業務。鳴泉居亦為中國國有企業，主要從事度假村業務。

本公司與越秀企業就注入新資產事宜(「注入資產」)正進行初步商討，尚未達成任何協議。有關注入資產的買賣協議條款的協商，將按公平磋商及一般商業條款進行。越秀企業為本公司的控權股東，基於越秀企業擁有本公司的權益，注入資產將構成本公司的一項關連交易，且可能因新資產的數額，構成香港聯合交易所有限公司證券上市規則規定的主要交易，而必須經由本公司獨立股東批准。

本公司乃遵照上市協議第2段而作出本公佈，股東及投資者在買賣本公司證券時務應謹慎為要。

董事會將在必要時將有關資料告知股東及投資者。

承董事會命
董事長
劉錦湘

香港，二〇〇一年十月十六日

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and Disposals of Cement and Ready-Mixed Concrete manufacturing
and Hi Tech related businesses
and
Proposed Application for the Whitewash Waiver and the Special Deal Consent
(Very Substantial Acquisition and Connected Transaction)

Financial Adviser to Guangzhou Investment Company Limited

BNP PARIBAS PEREGRINE

BNP Paribas Peregrine Capital Limited

SUMMARY:

The Proposed Transactions

The Directors are pleased to announce that the Company and Yue Xiu have entered into the Conditional Sale and Purchase Agreement dated 10th December, 2001, pursuant to which, inter alia, the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain, being currently a 51% subsidiary of the Company, for a total consideration of about HK$5,014 million, subject to certain conditions.

The Consideration of about HK$5,014 million will be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issue of the Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s). The terms of the Conditional Sale and Purchase Agreement have been arrived at after arm's length negotiations and are based on normal commercial terms. The Directors believe that the Proposed Transactions represent a good opportunity for the Company to refocus on property investment and development businesses and to strengthen its position as one of the largest property developers in Guangzhou. The Directors consider that the Proposed Transactions are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

Yue Xiu is the Controlling Shareholder of the Company, which held about a 43.85% interest in the issued share capital of the Company as at the Latest Practicable Date. Pursuant to the Listing Rules, the Proposed Transactions constitute a very substantial acquisition and a connected transaction of the Company. As the Proposed Transactions satisfy the conditions as stipulated under rule 14.07(3) of the Listing Rules, it does not constitute a new listing. In addition, as a consequence of the allotment and issue of the Consideration Shares, the direct shareholding interest under the SDI Ordinance of Yue Xiu and its associates in the Company will be increased from about 43.85% of the existing issued share capital to about 63.48% of the enlarged share capital of the Company immediately after Completion. Accordingly, an application for the Whitewash Waiver will be made by Yue Xiu to the Executive.

If the Proposed Transactions are approved by the Independent Shareholders immediately upon Completion, Yue Xiu and its Concert Parties will hold about 63.48% of the issued share capital of the Company as enlarged by the Consideration Shares to be issued under the Conditional Sale and Purchase Agreement. If the Whitewash Waiver is granted by the Executive, Yue Xiu and its Concert Parties would not be required to make a mandatory offer for the Shares which would otherwise arise as a result of the allotment and following the issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement and would be free to acquire additional Shares without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer. In the circumstances, there will be no general offer for the Shares as a result of the Proposed Transactions.

The Disposals constitute a special deal under Rule 25 of the Takeovers Code and hence require consent from the Executive. Accordingly, an application will be made to the Executive for the Special Deal Consent which, if granted, would normally be subject to the approval of the Independent Shareholders on a vote taken by way of a poll.

The Proposed Transactions may only proceed with the approval of the Independent Shareholders. As Yue Xiu has an interest in the Proposed Transactions, Yue Xiu and its associates and parties acting in concert with them will abstain from voting at the EGM. An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent. An independent financial adviser will be appointed to advise the Independent Board Committee on whether the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent are fair and reasonable so far as the Independent Shareholders are concerned.

A composite document containing, among other things, information relating to the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent, the letter from an independent financial adviser containing its advice to the Independent Board Committee on whether the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent are fair and reasonable so far as the Independent Shareholders are concerned, the accountants' report, the valuation report, the recommendation of the Independent Board Committee in these regards and a notice convening the EGM referred to above will be despatched to the Shareholders as soon as practicable.

As the Proposed Transactions may or may not proceed (depending on the fulfillment of the conditions precedent of the Conditional Sale and Purchase Agreement), Shareholders and Investors are reminded to exercise caution when dealing in the Shares.

1. THE PROPOSED TRANSACTIONS

Conditional Sale and Purchase Agreement dated 10th December, 2001

Parties involved:

Purchaser: the Company

Vendor: Yue Xiu

Assets to be acquired:

Pursuant to the Conditional Sale and Purchase Agreement, the Company will acquire or procure to acquire from Yue Xiu a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain, being currently a 51% owned subsidiary of the Company for a total consideration of about HK$5,014 million, subject to certain conditions precedent as described in paragraph 9 below. Guangzhou Construction BVI and Super Gain will become a wholly owned subsidiary of the Company immediately after Completion.

The charts below illustrate (i) the shareholding structures of the Group and the Yue Xiu Group; (ii) the shareholding structures of the property investment and development businesses of the Group and the Yue Xiu Group; and (iii) the major business divisions of the Group prior to and immediately after Completion:

Immediately prior to Completion:


Yue Xiu (2)
Public

prepared in accordance with HKGAAP, after an adjustment based on an independent property valuation conducted by GCAL, as at 31st October, 2001, amounted to about HK$8,356 million as at 30th June, 2001 ("Appraised Audited Net Asset Value"). The Consideration represents a discount of 40% to the Appraised Audited Net Asset Value.

The consideration of HK$1,550 million for the Disposals was determined on an arm's length basis and by reference to the Company's interests in the aggregate Carrying Value under the Disposals after adding back the shareholders' loans of about HK$886 million payable to the Group as at 30th June, 2001.

Cash consideration

The cash consideration payable by the Company will be financed by internal resources and bank borrowings.

Issue of Consideration Shares

The Consideration Shares will be allotted and issued at a price (credited as fully paid) equivalent to the average closing price of the Shares as quoted on the Stock Exchange over the immediately preceding 5 trading days prior to the date of this announcement of HK$0.68 per Consideration Share, which is also equivalent to the closing price per Share at HK$0.68 on 10th December, 2001. The number of Consideration Shares to

	Six months ended 30th, June 2001 RMB'000	Year ended 31st December, 2000 RMB'000	1999 RMB'000	1998 RMB'000
Turnover				
— Property development and investment businesses	332,394	1,259,440	1,317,902	764,101
— Other property related businesses	204,604	349,835	311,582	234,933
	536,998	1,609,275	1,629,484	999,034
Profit before tax				
— Property development and investment businesses	130,585	414,477	684,157[1]	188,081
— Other property related businesses	16,099	18,699	56,490	521
	146,684	433,176	740,647	188,602

development businesses of the Group and the Yue Xiu Group, and (iii) the major business divisions of the Group prior to and immediately after Completion:

Immediately prior to Completion:



Yue Xiu (2)
Public
44%
56%
The Company
100%
49%
51%
Guangzhou Construction BVI
Guangzhou Construction Other Business
Guangzhou Construction Projects
Super Gain
Other Property Business (4)
Pulp and Paper Manufacturing
Toll Roads and Bridges Operations
100%
36.84% (5)
46.70% (5)
Super Gain Projects
CCCI
Jin Peng
China ITI
Cement and Ready-Mixed Concrete Manufacturing
High Tech Business

Immediately after Completion:



Yue Xiu (2)
Public
63.48%
36.52%
100%
36.84% (5)
46.70% (5)
CCCI
Jin Peng
China ITI
The Company
Cement and Ready-Mixed Concrete Manufacturing
Hi Tech Business
100%
Guangzhou Construction BVI
Super Gain
Pulp and Paper Manufacturing
Toll Roads and Bridges Operations
Other Property Business (4)
Guangzhou Construction Other Business
Guangzhou Construction Projects(3)
Super Gain Projects (3)

Notes:

1. Not all of the intermediate holding companies are included in the above charts.
2. Yue Xiu's and its associates' interests in the Company may change immediately before and after Completion as a result of such other Shares which may fall to be issued upon the exercise of outstanding share options granted and conversion of the existing convertible bonds.
3. The Group's interests in each of the respective Super Gain Projects and Guangzhou Construction Projects range from 10% to 100%.
4. The Group's interest in other property business includes various property investment and development projects located mainly in Hong Kong and Macau.
5. It represents the effective interests in Jin Peng and China ITI, owned by the Group immediately prior to Completion, and to be owned by the Yue Xiu Group immediately after Completion.

2. CONSIDERATION AND SUBSCRIPTION CONSIDERATION

The Consideration payable to Yue Xiu by the Company for a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain amounts to about HK$5,014 million in aggregate. Pursuant to the Conditional Sale and Purchase Agreement, the Consideration is to be satisfied by the Company on Completion as to: (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issue of the Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposal of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s).

The Consideration was negotiated on an arm's length basis between Yue Xiu and the Company and was determined by reference to the aggregate unaudited net asset values of the Guangzhou Construction BVI Group prepared in accordance with HKGAAP and on a combined basis, based on the audited accounts or, where appropriate, management accounts of all companies comprising the Guangzhou Construction BVI Group as if the reorganised group structure had been in existence at 30th June, 2001, and the consolidated unaudited net assets of Super Gain, as at 30th June, 2001 prepared in accordance with HKGAAP, after adjustment based on an independent property valuation conducted by GCAL of a 100% interest in Guangzhou Construction Projects and a 49% interest in the Super Gain Projects as at 31st October, 2001. The aggregate unaudited net asset values of a 100% interest in the Guangzhou Construction BVI Group and a 49% interest in the Super Gain Group

The Consideration Shares will be allotted and issued at a price (credited as fully paid) equivalent to the average closing price of the Shares as quoted on the Stock Exchange over the immediately preceding 5 trading days prior to the date of this announcement of HK$0.68 per Consideration Share, which is also equivalent to the closing price per Share at HK$0.68 on 10th December, 2001. The number of Consideration Shares to be issued is about 2,152.9 million Shares, representing about 53.8% of the Company's existing issued share capital and about 35.0% of its enlarged issued share capital.

In addition, as at the Latest Practicable Date, Yue Xiu holds two tranches of convertible bonds issued by the Company in the aggregate principal amount of about HK$450.1 million. Assuming full conversion of such convertible bonds into Shares at the agreed conversion prices, the Company would issue about 653.3 million Shares, representing about 10.6% of the Company's issued share capital as enlarged by the Consideration Shares and about 9.6% of its issued share capital as enlarged by the Consideration Shares and the Shares to be issued upon full conversion of the convertible bonds.

Please refer to paragraph 10 below for the detailed changes in the Company's shareholding structure pursuant to the Proposed Transactions and the conversion of the convertible bonds.

3. INFORMATION ON GUANGZHOU CONSTRUCTION BVI

Guangzhou Construction was established in 1983 and is a state owned enterprise in the PRC under the supervision of Guangzhou Construction Commission (廣州市建設委員會). It is one of the largest property developers in Guangzhou. Guangzhou Construction is principally engaged in property investment and development businesses in Guangzhou. Its principal assets are its interests in the Guangzhou Construction Projects. Apart from its principal business, Guangzhou Construction is also engaged in other property-related businesses, including property agency and management services, project supervising, investment holding and retailing.

Pursuant to the approval document Ji Wai Zi (2001) No. 1807 dated 25th September, 2001 issued by the SDPC, a 95% interest in Guangzhou Construction held by the Guangzhou Municipal People's Government would be injected into Yue Xiu. The SDPC has also approved Yue Xiu to dispose of its interest in the reorganised Guangzhou Construction Group (see next paragraph) to the Company.

For the purpose of injection, Guangzhou Construction is in the process of undergoing an internal reorganisation in order to rationalise the business and shareholding structure of its various business interests before being injected into the Yue Xiu Group. As a result of such internal reorganisation, Guangzhou Construction BVI has been established and will become the ultimate investment holding company of the reorganised Guangzhou Construction Group. Immediately after such reorganisation, new sino-foreign joint ventures, which will be owned as to 95% by Guangzhou Contruction BVI and the remaining interest by Guangzhou Construction, will be established to hold Guangzhou Construction Projects and Guangzhou Construction Other Business.

The table below sets out key development statistics of a 100% interest in Guangzhou Construction BVI as at 31st October, 2001 (as if the reorganised group structure had been in place) which are all located in Guangzhou:

	Attributable land area Sq.m.	Attributable gross floor area Sq.m.
Properties held for future development	3,806,708	—
Properties under development	—	535,523
Properties held for sale	—	111,439
Investment properties	—	297,009
	3,806,708	943,971

For more than 18 years, Guangzhou Construction has developed various high profile residential and commercial projects in Guangzhou. Commercial projects include City Development Plaza, China Mayor's Building and White Horse Commercial Building in Guangzhou. Residential projects include Cloudview Garden located in Ersha Island, Mingya Mansion, Greenery Mansion, Sunny Mansion and Karen Mansion, Tongde Garden, Nanya Mansion, Fortuna Garden, Huangshi Garden, Huiya Mansion, Easy Garden, Junhui Complex, Tianhui Court and various low-density and large scale residential projects in various districts in Guangzhou.

Guangzhou Construction has built up its reputation and developed a quality brand name in the real estate market in Guangzhou. Guangzhou Construction has won numerous awards since its establishment. These awards include the "country's top 100 real estate developers" granted by the National Ministry of Construction and State Statistic Bureau in 1994, "The National Model Residence" of the Mingya Mansion Project for its outstanding property management and "The National Special Luban Award", the national highest quality award granted by the Ministry of Construction in 1996.

The following is a summary of the unaudited financial information of Guangzhou Construction BVI Group for each of the three years ended 31st December, 2000 and the six months ended 30th June, 2001 prepared on a combined basis, based on the audited accounts or, where appropriate, management accounts of all companies comprising the Guangzhou Construction BVI Group as if the reorganised group structure had been in existence throughout the three years ended 31st December, 2000 and the six months ended 30th June, 2001, in accordance with HKGAAP.

investment businesses	130,585	414,477	684,157(1)	188,081
— Other property related businesses	16,099	18,699	56,490	521
	146,684	433,176	740,647	188,602
Profit after tax	130,769	289,693	487,919	139,891
Profit after tax and after minority interests	114,087	202,386	398,584	100,979

Note 1: The profit before tax in 1999 included government subsidies of Rmb244.3 million (about HK$230.5 million) which represented income tax refunded to the Group pursuant to the preferential tax treatment previously granted to the Group. Such preferential tax treatment was abolished with effect from 1st January 2000.

The unaudited combined net asset value of the Guangzhou Construction BVI Group as at 30th June, 2001, after adjustment to an independent property valuation as at 31st October, 2001 was about RMB6,728 million (about HK$6,347 million).

4. INFORMATION ON SUPER GAIN

Prior to the Proposed Transactions, each of the Company and Yue Xiu owns a 51% interest and a 49% interest in Super Gain respectively. Super Gain is an investment holding company established by the Company and Yue Xiu in 1997 for the purpose of the implementation of the Group's property business reorganisation in 1998 by holding the Yue Xiu Group's and the Group's respective interests in property investment and development projects in the PRC.

The table below sets out the key development statistics of a 49% interest in Super Gain as at 31st October, 2001 which are all located in the PRC:

	Attributable land area Sq.m.	Attributable gross floor area Sq.m.
Properties held for future development	188,854	—
Properties under development	—	310,310
Properties held for sale	—	34,872
Investment properties	—	9,576
	188,854	354,758

The following is a summary of the audited consolidated financial information of Super Gain for each of the three years ended 31st December, 2000 and the unaudited consolidated financial information for the six months ended 30th June, 2001 prepared in accordance with HKGAAP.

	Six months ended 30th June, 2001 HK$'000	Year ended 31st December, 2000 HK$'000	1999 HK$'000	1998(1) HK$'000
Turnover	264,520	503,734	130,583	—
Profit/(loss) before tax	46,627	55,323	(14,828)	(17)
Profit/(loss) after tax	33,386	29,292	(34,530)	(17)
Profit/(loss) after tax and after minority interests	25,775	13,513	(35,797)	(17)

Note (1): Super Gain was established in 1997 but business operation did not commence until 1999.

The unaudited net asset value of Super Gain as at 30th June, 2001, after adjustment to an independent property valuation as at 31st October, 2001, was about HK$4,101 million.

5. INFORMATION ON CCCI

CCCI is an investment holding company which is wholly owned by the Group. The principal assets of CCCI are its investments in certain cement plants and ready-mixed concrete plants in the PRC, including:

	Effective interest (%)
Cement plants	
Tangshan Qixin Cement Company Limited	51.0
Huadu Cement Limited	35.0
Guangzhou Zhujiang Cement Co. Ltd.	49.7
Guangzhou Cement Factory	49.0
Ready-mixed concrete plants	
Guangdong Yuequn Concrete Company Limited	63.0
Guangdong Yuesheng Concrete Co., Ltd.	63.0
Yue Xiu Concrete Company Limited	35.7
Guangzhou Five Rams Cement Company Limited	49.0
Multi-Way Industries Limited	38.5

Financial Information of CCCI

The table below sets out a summary of the audited consolidated results of the CCCI Group for the two years ended 31st December, 2000 and the unaudited consolidated results for the six months ended 30th June, 2001 prepared in accordance with HKGAAP:

	Six months ended 30th June, 2001	Year ended 31st December, 2000	1999
	HK$'000	*HK$'000*	*HK$'000*
Turnover	527,562	1,057,006	1,112,403
Profit before tax	16,349	15,627	89,523
Profit after tax	10,796	1,489	67,892
Profit/(loss) after tax and after minority interests	1,286	(14,297)	14,148

The unaudited Carrying Value of the CCCI Group as at 30th June, 2001 was about HK$240.5 million. CCCI Group had an aggregate amount due to the Company of about HK$821.0 million as at 30th June, 2001.

The Group will continue to provide guarantees for banking facilities up to a maximum of HK$175 million extended by certain banks to the CCCI Group. Such guarantees may not be released upon Completion but until the maturity of the respective banking facilities. As at the Latest Practicable Date, these banking facilities have been utilised to the extent of about HK$175 million by the CCCI Group. These guarantees are unsecured and the underlying banking facilities are bearing interest from HIBOR plus 1.5% to HIBOR plus 1.75% per annum and will be expired between 2002 to February 2005 the latest. Yue Xiu has agreed to provide a counter guarantee up to the same amount to the Group in this regard. As the provision of guarantee by the Company to the CCCI Group upon Completion constitutes a connected transaction, it may only proceed with the approval of the Independent Shareholders. As Yue Xiu has an interest in the provision of guarantee by the Company to the CCCI Group upon Completion, Yue Xiu and its associates will abstain from voting at the EGM.

6. INFORMATION ON JIN PENG

The Group owns an effective interest of about 36.84% in Jin Peng which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in the information-related industry (including information technology consulting services) in the PRC.

Financial Information of Jin Peng

The Group acquired an effective interest of 32.75% in Jin Peng by the end of December 1999 and has subsequently increased such effective interest to 36.84% in 2001. The table below sets out a summary of the audited results for the two years ended 31st December, 2000 and the unaudited results for the six months ended 30th June, 2001 of Jin Peng shared by the Group prepared in accordance with HKGAAP:

	Six months ended 30th June, 2001	Year ended 31st December, 2000	1999
	HK$'000	*HK$'000*	*HK$'000*
Share of profits/(losses)	(15,227)	3,127	—

The unaudited Carrying Value of Jin Peng as at 30th June, 2001 was about HK$146.0 million. Jin Peng had an amount due to the Group of about HK$55.1 million as at 30th June, 2001.

7. INFORMATION ON CHINA ITI

The Group owns an effective interest of about 46.70% in China ITI which is principally engaged in the provision of out-of-the-box Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solving problems in using geographic data. China ITI and its subsidiaries can provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/wastewater treatment, environmental and public utilities management.

Financial Information of China ITI

The Group acquired an effective interest of 46.70% in China ITI in August 2000. The table below sets out a summary of the audited consolidated results for the year ended 31st December, 2000 and the unaudited consolidated results for the six months ended 30th June, 2001 of China ITI prepared in accordance with HKGAAP:

	Six months ended 30th June, 2001	Year ended 31st December 2000
	HK$'000	*HK$'000*
Turnover	1,048	6,224

allotment and issue of the Consideration Shares and the provision of guarantee to the CCCI Group by the Group and any necessary or suitable action as may be required to implement the Conditional Sale & Purchase Agreement;

(vii) the passing by the Shareholders of an ordinary resolution at the EGM approving the increase of authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million Shares of HK$0.1 each;

(viii) the passing of a resolution by an independent vote (within the meaning of Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code, or as may otherwise agreed by the SFC) of the Independent Shareholders by poll at the EGM approving a waiver in respect of the obligation of Yue Xiu (and/or its Concert Parties) to make a mandatory general offer for all the Shares which would otherwise arise as a result of the Proposed Transactions and the allotment and issue of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement;

(ix) the passing of a separate resolution taken on a poll, by the Independent Shareholders (with Yue Xiu and its Concert Parties abstaining from vote) at the EGM approving the Disposals;

(x) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of and permission to deal in the Consideration Shares;

(xi) the Stock Exchange and the SES not having notified the Company that the listing of the Company's securities will or may be suspended at, upon, or as a result of Completion;

(xii) the Executive granting the Whitewash Waiver under Rule 26 of the Takeovers Code in connection with the issue of the Consideration Shares;

(xiii) the Executive granting the Special Deal Consent under Rule 25 of the Takeovers Code in connection with the Disposals;

(xiv) all authorisations, registrations, filings, licences, confirmations, clearances, rulings, decisions, consents, permissions and approvals necessary or appropriate for or in connection with the Proposed Transactions having been obtained or made; and

(xv) the receipt by the Company of a legal opinion issued by a firm of lawyers qualified to practise in the PRC, in such form and substance satisfactory to the Company and Yue Xiu confirming, among such other matters as the Company may reasonably prescribe, the legality, validity and enforceability of the transactions contemplated by the Conditional Sale and Purchase Agreement and Guangzhou Construction BVI Group's title to the Guangzhou Construction Projects under applicable PRC laws and regulations.

Save for conditions (viii), (ix), (xii) and (xiii) above, in the event that all other conditions are not fulfilled or waived by the Company on or before 31st March, 2002 (or such later date as may be agreed between the parties), the Conditional Sale and Purchase Agreement and all rights and obligations thereunder will cease and terminate and no party shall have any liability under it.

The chairman and the general manager of Guangzhou Construction together with the general manager of Super Gain will be appointed as executive directors of the Company.

10. CHANGES IN THE COMPANY'S SHAREHOLDING STRUCTURE

The following table sets out the changes in the shareholding structure of the Company as a result of (i) the allotment and issue of the Consideration Shares; and (ii) the conversion of all existing convertible bonds held by Yue Xiu:

	Existing shareholding structure Shares *(million)*	%	Immediately after Completion and allotment and issue of the new Shares Shares *(million)*	%	Immediately after Completion and conversion of all existing convertible bonds Shares *(million)*	%
Yue Xiu	1,756.0	43.85	3,908.9	63.48	4,562.3	66.99
Directors	2.7	0.07	2.7	0.05	2.7	0.04
Other shareholders	2,245.7	56.08	2,245.7	36.47	2,245.7	32.97
	4,004.4	100.00	6,157.3	100.00	6,810.7	100.00

11. INCREASE IN AUTHORISED SHARE CAPITAL

In order to facilitate the Proposed Transactions, an ordinary resolution will be proposed at the EGM to increase the authorised share capital of the Company from HK$500 million divided into 5,000 million Shares to HK$1,000 million by the creation of 5,000 million new Shares.

12. EGM

The EGM will be convened in accordance with the provisions of the Articles of Association of the Company and the relevant laws, regulations and rules and a notice convening the EGM will be served on the Shareholders in due course, at which ordinary resolutions will be proposed to approve, inter alia, the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent and the increase of the authorised share capital of the Company.

In view of the interest of Yue Xiu in the Proposed Transactions, the Whitewash

18. DEFINITIONS

As used in this announcement, the following words and phrases have the meanings assigned:

"associates"	has the meaning ascribed in the Listing Rules
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Board"	the board of directors of the Company
"BVI"	the British Virgin Islands
"Carrying Value"	the share of net asset value by the Company after adding back, including but not limited to, the goodwill arising from acquisition, exchange reserve and statutory reserve
"CCCI"	China Century Cement International Limited, a company incorporated in Bermuda and a wholly owned subsidiary of the Company
"CCCI Group"	CCCI together with its subsidiaries and associated companies
"China ITI"	China Information Technology Industry Co., Limited (中科越秀(香港)信息產業發展有限公司), a company incorporated *in Hong Kong and is indirectly held by the Company as to* an effective interest of 46.70%
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange and on the SES
"Completion"	Completion of the Proposed Transactions which is subject to the conditions as set out under the paragraph headed "Conditions Precedent of the Proposed Transactions" being fulfilled and waived (if applicable) by the Company to the Conditional Sale and Purchase Agreement
"Concert Parties"	has the meaning ascribed to the terms "persons acting in concert" under the Takeovers Code
"Conditional Sale and Purchase Agreement"	the Conditional Sale and Purchase Agreement dated 10th December, 2001 entered into between the Company and Yue Xiu regarding the Group's acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain and the Disposals
"Consideration"	the consideration of about HK$5,014 million payable by the Group to Yue Xiu for the acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain
"Consideration Shares"	about 2,152.9 million new Shares proposed to be allotted and issued by the Company to Yue Xiu on Completion in satisfaction of part of the Consideration
"Controlling Shareholder"	Yue Xiu and its associates
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"Disposals"	the disposal of the Company's interests in each of CCCI, Jin Peng and China ITI by the Company to Yue Xiu pursuant to the Conditional Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of the Company to be convened as soon as practicable to consider and approve, if thought fit, the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"GCAL"	Greater China Appraisal Limited, an independent property valuer
"Group"	the Company together with its subsidiaries and associated companies
"Guangzhou"	Guangzhou Municipality, the PRC
"Guangzhou Construction"	Guangzhou City Construction & Development Holdings Limited ("廣州市城市建設開發集團有限公司"), a state owned enterprise in the PRC under the supervision of Guangzhou Construction Commission (廣州市建設委員會)
"Guangzhou Construction BVI"	Guangzhou Construction & Development Holdings (China) Limited(城市建設開發集團(中國)有限公司), a company incorporated in the BVI and a wholly owned subsidiary of Yue Xiu
"Guangzhou Construction BVI Group"	Guangzhou Construction BVI together with its subsidiaries and associated companies
"Guangzhou Construction Group"	Guangzhou Construction together with its subsidiaries and associated companies immediately prior to its internal reorganisation
"Guangzhou Construction Other Business"	the other property-related businesses to be owned by Guangzhou Construction BVI including property agency and management services, project supervising, investment holding and retailing pursuant to an internal reorganisation

52

Loss before tax	7,376	181
Loss after tax	7,376	181
Loss after tax and after minority interests	3,044	510

The unaudited Carrying Value of China ITI as at 30th June, 2001 was about HK$223.6 million. China ITI had an amount due to the Group of about HK$9.9 million as at 30th June, 2001.

REASONS FOR THE PROPOSED TRANSACTIONS

The Group is principally engaged in (i) property development; (ii) manufacture and sale of pulp and paper; (iii) manufacture and sale of cement and ready-mixed concrete; and (iv) operation of toll highways, expressways and bridges. The Directors believe that the Proposed Transactions will be beneficial to the development of the Group for the following reasons:

- the Proposed Transactions will enable the Group to refocus on and to strengthen its property investment and development businesses in the PRC. By acquiring the Guangzhou Construction BVI Group, a leading property developer with a quality brand name and substantial land bank and property development projects in Guangzhou, the Group will become a dominant player in the real estate market in Guangzhou. By leveraging on the strength of the Guangzhou Construction BVI Group in the commercial and residential property market, in particular in Guangzhou, and its own expertise, the Group's enlarged property investment and development businesses would benefit from the pooling of resources and expertise;
- Guangzhou is one of the fastest growing and affluent cities in the PRC with the second highest monthly household income and GDP per capita in the PRC in 2000. A sustained income growth of household income in the city and the government's tax cuts initiatives to stimulate the property market will boost the growth in the residential market of Guangzhou. In addition, the PRC's entry into the WTO will bring into the PRC a large number of foreign companies which will bolster the demand for both residential and commercial properties. The Directors believe that all these factors will contribute to the growth in the property market of Guangzhou in the next few years;
- the Proposed Transactions will strengthen the existing PRC property investment portfolio of the Company and enlarge the Company's attributable land area and attributable gross floor area by about 4.0 million sq.m and 1.3 million sq.m respectively. The Company will become one of the few leading listed companies in Hong Kong to benefit from the growth in the PRC property development market. This would put the Company in an advantageous position as future land sales in Guangzhou is now being conducted through auctions, which tend to increase land prices;
- the Proposed Transactions will allow the Company to capture the market potential in Guangzhou, including Guangzhou City which is positioned as a regional service center for Southern provinces. Fundamentals that support the recovery of property market in the major cities in the PRC include the PRC's entry into WTO which will create extra demand for commercial properties, sustained income growth, mortgage rate cuts, and increased push for housing reform by the government; and
- the Disposals provides an excellent opportunity for the Group to deploy and focus its resources on its core property investment and development related businesses.

It is the intention of the Group to expand its property investment and development businesses in Guangzhou which will have a great market potential with the continuous economic development of the PRC, particularly in the Southern part of the PRC. The Group's goal is to become the largest property developers in Guangzhou.

CONDITIONS PRECEDENT OF THE PROPOSED TRANSACTIONS

Completion of the Proposed Transactions is conditional upon, amongst other matters, the following conditions being fulfilled:

(i) all necessary approvals and consents and registrations required under PRC laws and regulations (including CSRC) obtained by the Company, Yue Xiu and Guangzhou Construction BVI for the carrying out of the Proposed Transactions;

(ii) Guangzhou Construction BVI becoming the ultimate holding company of the Guangzhou Construction BVI Group into which the ownership of, title in and right to undertake the Guangzhou Construction Projects and Guangzhou Construction Other Business have been transferred, and all necessary approvals relating thereto having been obtained from the relevant PRC government authorities and other relevant governments authorities;

(iii) Yue Xiu having obtained all necessary consents from its bank creditors to the disposal of the 100% interest in Guangzhou Construction BVI and 49% interest in Super Gain and its acquisition from the Company of 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI;

(iv) the Company having obtained all necessary consents from its bank creditors to the Disposals;

(v) all rights over the Disposals having been waived by the pre-emptive party/parties and all necessary consents in connection with or incidental to the Disposals having been obtained;

(vi) the passing by the Independent Shareholders (with Yue Xiu and its associates abstaining from voting) of an ordinary resolution at the EGM approving, ratifying and confirming the Conditional Sale & Purchase Agreement and approving the Proposed Transactions contemplated therein, including the

Waiver and the Special Deal Consent, Yue Xiu and its associates and parties acting in con ith them will abstain from voting at the EGM in respect of the Proposed Tr ons, the Whitewash Waiver and the Special Deal Consent.

13. APPROVAL BY THE INDEPENDENT SHAREHOLDERS

As at the Latest Practicable Date, Yue Xiu and its associates, beneficially own about 43.85% of the issued share capital of the Company. Accordingly, the Proposed Transactions constitute a connected transaction of the Company for the purposes of the Listing Rules. The Proposed Transactions also constitute a very substantial acquisition to the Company for the purposes of the Listing Rules. Accordingly, the Proposed Transactions may only proceed with the approval of the Independent Shareholders. In addition, as the Proposed Transactions satisfy the condition as stipulated under rule 14.07(3) of the Listing Rules, it does not constitute a new listing.

An Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent, and an independent financial adviser will be appointed to advise the Independent Board Committee on whether the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent are fair and reasonable so far as the Independent Shareholders are concerned.

14. WHITEWASH WAIVER

Implementation of the Proposed Transactions will result in an increase in the direct shareholding and deemed interests under the SDI Ordinance of Yue Xiu, its associates and its Concert Parties in the Company from about 43.85% of the existing issued share capital to about 63.48% of the enlarged issued share capital of the Company, which would (but for a waiver from the Executive) give rise to a mandatory general offer obligation under Rule 26 of the Takeovers Code. The Directors have been informed by Yue Xiu that an application will be made by Yue Xiu to the Executive for a waiver in respect of any obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the shares of the Company which would (save for the waiver) arise as a result of the allotment and issue of the Consideration Shares to Yue Xiu. Such Whitewash Waiver, if granted by the Executive, will be subject to the Independent Shareholders' approval on a vote by way of a poll at the EGM. The Executive may or may not grant the Whitewash Waiver. If the Whitewash Waiver is not obtained, the Proposed Transactions will lapse as a consequence. Yue Xiu and its Concert Parties have not acquired any Shares during the period commencing six months prior to the date of the Conditional Sale and Purchase Agreement.

If the Proposed Transactions are approved by the Independent Shareholders immediately upon Completion, Yue Xiu and its Concert Parties will hold about 63.48% of the issued share capital of the Company as enlarged by the Consideration Shares to be issued under the Conditional Sale and Purchase Agreement. If the Whitewash Waiver is granted by the Executive, Yue Xiu and its Concert Parties would not be required to make a mandatory offer for the Shares which would otherwise arise as a result of the allotment and following the issuance of the Consideration Shares pursuant to the Conditional Sale and Purchase Agreement and would be free to acquire additional Shares without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer. In the circumstances, there will be no general offer for the Shares as a result of the Proposed Transactions.

15. SPECIAL DEAL CONSENT

The Disposals constitute special deals under Rule 25 of the Takeover Code and hence require consent from the Executive. An application will be made to the Executive for the Special Deal Consent which, if granted, will be subject to (1) the independent financial adviser to the Company stating that in their opinion the Disposals are fair and reasonable; and (2) the Disposals being approved by the Independent Shareholders at the EGM on a vote by way of a poll.

In addition, as at the Latest Practicable date, Yue Xiu and its associates beneficially owned an aggregate of about 43.85% of the issued share capital of the Company. Accordingly, the Disposals constitute connected transactions of the Company for the purposes of the Listing Rules. The Disposals also constitute discloseable transactions of the Company for the purposes of the Listing Rules. Accordingly, the Disposals may only proceed if the Independent Shareholders' approval is obtained.

Yue Xiu, any of its associates, and its respective Concert Parties in relation to the Company will abstain from voting on the resolutions to approve the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent at the EGM.

16. GENERAL

A composite document containing, among other things, information relating to the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent and the letter from an independent financial adviser containing its advice to the Independent Board Committee as to whether the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent are fair and reasonable so far as the Independent Shareholders are concerned, an accountants' report on Guangzhou Construction BVI and Super Gain, the valuation report by GCAL and the recommendation of the Independent Board Committee in these regards and a notice convening the EGM referred to above will be despatched to the Shareholders as soon as practicable in compliance with the requirements of the Listing Rules and the Takeovers Code.

As the Proposed Transactions may or may not proceed (depending on the fulfillment of the conditions precedent of the Conditional Sale and Purchase Agreement), Shareholders and investors are reminded to exercise caution when dealing in the Shares.

17. LISTING AND DEALING

Application will be made to the Stock Exchange and the SES for the listing of and permission to deal in the Consideration Shares.

	of the Guangzhou Construction Group
"Guangzh Constr Projects"	the property projects interests to be owned by Guangzhou Construction BVI pursuant to an internal reorganisation of the Guangzhou Construction Group
"HKGAAP"	Hong Kong Generally Accepted Accounting Principles
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee of the Company
"Independent Shareholders"	Shareholders of the Company other than Yue Xiu and its associates (as defined in the Listing Rules)
"Jin Peng"	Guangzhou Jin Peng Group Co., Ltd. (廣州金鵬集團有限公司), a company incorporated in the PRC and is indirectly owned by the Company as to an effective interest of 36.84%
"Latest Practicable Date"	7th December 2001, being the latest practicable date prior to the publication of this announcement for ascertaining certain information contained therein
"Listing Committee"	Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"PRC"	the People's Republic of China
"PRC Company Law"	the Company Law of the PRC
"Proposed Transactions"	the transactions contemplated under the Conditional Sale and Purchase Agreement and the provision of guarantee up to a maximum of HK$175 million banking facilities extended by certain banks to the CCCI Group
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SDPC"	the PRC State Development and Planning Commission (中國國家發展計劃委員會)
"SES"	Singapore Exchange Securities Trading Limited
"SFC"	Securities and Futures Commissions of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Special Deal Consent"	the consent from the Executive required under Note 4 to Rule 25 of the Takeovers Code
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Gain"	Super Gain Development Limited (盛佳發展有限公司), a company incorporated in the BVI which through its subsidiaries is principally engaged in the property investment and development businesses in the PRC
"Super Gain Group"	Super Gain together with its subsidiaries, associated companies and joint-ventures
"Super Gain Projects"	the property projects interests in the PRC owned by Super Gain prior to Completion
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Valuation"	the independent property valuation by GCAL of the market value of the Guangzhou Construction Projects to be owned by Guangzhou Construction BVI and a 49% interest in Super Gain Projects as at 31st October, 2001
"Valuation Report"	a letter, a summary of valuation and valuation certificates prepared by GCAL in relation to the Valuation
"Whitewash Waiver"	a waiver in respect of the obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the Shares which would otherwise arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu pursuant to the Conditional Sale and Purchase Agreement
"WTO"	World Trade Organisation
"Yue Xiu"	Yue Xiu Enterprises (Holdings) Limited
"Yue Xiu Group"	Yue Xiu and its subsidiaries excluding the Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Reminbi, the lawful currency of the PRC
"sq.ft."	square feet
"sq.m."	square metre(s)
"%"	per cent

By order of the board
Liu Jinxiang
Chairman

Hong Kong, 10th December, 2001

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06. The above translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate at all.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited and Disposals of Cement and Ready-Mixed Concrete manufacturing and High Tech related businesses and Proposed Applications for the Whitewash Waiver and the Special Deal Consent (Very Substantial Acquisition and Connected Transaction)

The Circular has been despatched on 31st December, 2001.

The Directors of Guangzhou Investment Company Limited (the "Company") refer to the announcement (the "Announcement") dated 10th December, 2001. Terms used herein shall bear the same meanings as defined in the Announcement, unless the context required otherwise.

The Directors would like to announce that copies of the Circular, containing among other things, information relating to the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent and the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee as to whether the Proposed Transactions, the Whitewash Waiver and the Special Deal Consent are fair and reasonable so far as the Independent Shareholders are concerned, the recommendation of the Independent Board Committee in these regards and a notice to convene the EGM referred to above have been despatched to the Shareholders on 31st December, 2001.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 31st December, 2001

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

收購
城市建設開發集團（中國）有限公司全部權益及盛德發展有限公司49%權益及出售水泥及預拌混凝土製造及高科技相關業務及建議申請清洗豁免及特殊交易同意（非常重大收購及關連交易）

本公司已於二零零一年十二月三十一日寄發通函。

越秀投資有限公司（「本公司」）的董事茲提述於二零零一年十二月十日發表的公佈（「該公佈」）。除文義另有指明外，本公佈所採用的詞彙與該公佈所界定者具有相同涵義。

各董事謹此宣佈，載有（其中包括）有關該等建議交易、清洗豁免及特殊交易同意的資料及載有獨立財務顧問就該等建議交易、清洗豁免及特殊交易同意是否對獨立股東而言屬公平合理致獨立董事委員會的意見的函件、獨立董事委員會就此而作出的推薦意見的通函以及就上述各項而召開股東特別大會的通告，已於二零零一年十二月三十一日寄給股東。

承董事會命
董事長
劉錦湘

香港，二零零一年十二月三十一日

各董事對本公佈所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表的意見乃經審慎周詳考慮，且本公佈並無遺漏任何事實，致使本公佈所載內容有所誤導。

SOUTH CHINA MORNING POST FRIDAY, JANUARY 18, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Results of the Extraordinary General Meeting regarding Very Substantial Acquisition and Connected Transaction

Acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited and Disposals of Cement and Ready-Mixed Concrete manufacturing and High Tech related businesses and Proposed Applications for the Whitewash Waiver and the Special Deal Consent

In the EGM held today, all ordinary resolutions as contained in the notice of EGM have been passed including, among others, the ordinary resolutions for (i) the Conditional Sale and Purchase Agreement and all transactions contemplated thereunder and the allotment and issuance of the Consideration Shares and the continual provision of guarantees by the Company to the CCCI Group, (ii) the Whitewash Waiver, (iii) the Disposals; and (iv) the increase of the authorised share capital of the Company

Terms defined in the circular of the Company dated 31st December, 2001 (the "Circular") shall have the same meanings when used in this announcement unless otherwise stated.

In the extraordinary general meeting (the "EGM") of the Company held today, all ordinary resolutions as contained in the notice of the EGM set out in the Circular have been passed by the Shareholders.

The Independent Shareholders have approved the Conditional Sale and Purchase Agreement and all transactions contemplated thereunder and the allotment and issuance of the Consideration Shares and the continual provision of guarantees by the Company to the CCCI Group.

The Independent Shareholders have approved by way of a poll the Whitewash Waiver. This resolution was passed by 22 Independent Shareholders holding 15,942,953 Shares, representing 100% of the votes held by the Independent Shareholders with voting rights present in person or by proxy at the EGM.

The Independent Shareholders have approved by way of a poll the Disposals. This resolution was passed by 22 Independent Shareholders holding 15,942,953 Shares, representing 100% of the votes held by the Independent Shareholders with voting rights present in person or by proxy at the EGM.

The Shareholders have approved the increase of authorised share capital of the Company.

The completion of the Proposed Transactions and the Disposals is subject to the fulfillment of the conditions precedent of the Proposed Transactions including, amongst others, the Listing Committee of the Stock Exchange and the SES granting or agreeing to grant the listing of and permission to deal in the Consideration Shares.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 17th January, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

香港經濟日報 2002年1月18日 星期五

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立之有限公司)

有關非常重大收購及關連交易的股東特別大會結果

收購
城市建設開發集團（中國）有限公司全部權益及盛德發展有限公司49%權益及出售水泥及預拌混凝土製造及高科技相關業務及建議申請清洗豁免及特殊交易同意

在今日舉行的股東特別大會中，股東特別大會通告所載的所有普通決議案包括有關(i)有條件買賣協議及據此預計進行的所有交易及配發與發行代價股份，以及本公司持續向CCCI集團提供擔保，(ii)清洗豁免；(iii)該等出售；及(iv)增加本公司法定股本的普通決議案全部獲通過。

除另有說明者外，本公司於二〇〇一年十二月三十一日刊發的通函(「該通函」)中所界定的詞彙與本公佈所採用者具相同涵義。

在本公司於今日所舉行的股東特別大會(「股東特別大會」)中，該通函中股東特別大會通告所載的所有普通決議案全部獲通過。

獨立股東已批准有條件買賣協議及據此預計進行的所有交易、配發及發行代價股份及本公司持續向CCCI集團提供擔保。

獨立股東透過投票表決方式批准清洗豁免。是項決議案獲持有15,942,953股股份(相當於親身出席或派受委代表出席股東特別大會而有投票權的獨立股東100%)的22名獨立股東通過。

獨立股東透過投票表決方式批准該等出售。是項決議案獲持有15,942,953股股份(相當於親身出席或派受委代表出席股東特別大會而有投票權的獨立股東100%)的22名獨立股東通過。

股東批准增加本公司的法定股本。

該等建議交易及該等出售須待達成該等建議交易的先決條件，其中包括聯交所及新交所上市委員會批准或同意批准代價股份上市及買賣後，方告完成。

承董事會命
董事長
劉錦湘

香港，二〇〇二年一月十七日

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見乃經審慎周詳考慮，且本公佈並無遺漏任何其他事實，致使本公佈所載任何內容有所誤導。

Hong Kong iMail **Monday, January 21, 2002**

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Appointment of Directors

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Li Fei, Mr. Luo Guoqing and Mr. Wang Hongtao were appointed as Executive Directors of the Company with effect from 18th January 2002.

We would like to welcome Mr. Li, Mr. Luo and Mr. Wang to our Board.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 18th January 2002

香港經濟日報
2002年1月21日 星期一

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

董事之委任

越秀投資有限公司(「本公司」)董事會宣佈於二○○二年一月十八日委任李飛先生、羅國慶先生及王洪濤先生為本公司之執行董事。

董事會藉此歡迎李先生、羅先生及王先生加入本公司董事會。

承董事會命
董事長
劉錦湘

香港，二○○二年一月十八日